Exhibit 99.1

Information contained herein is subject to completion or amendment. A Registration Statement on Form 10 relating to these securities has been filed with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended.

PRELIMINARY AND SUBJECT TO COMPLETION, DATED MAY 7, 2021

INFORMATION STATEMENT

DT Midstream, Inc.

One Energy Plaza

Detroit, Michigan 48226-1279

Common Stock

(par value $0.01)

We are sending you this Information Statement in connection with DTE Energy Company’s spin-off of its wholly owned subsidiary, DT Midstream, Inc., or “DT Midstream.” To effect the spin-off, DTE Energy Company, or “DTE Energy,” will distribute all shares of DT Midstream common stock on a pro rata basis to the holders of DTE Energy common stock. We expect that the distribution of DT Midstream common stock will be tax-free to DTE Energy shareholders for U.S. federal income tax purposes, except for cash that shareholders receive in lieu of fractional shares and subject to the discussion below under “The Spin-Off—Material U.S. Federal Income Tax Consequences of the Spin-Off—Consequences to Holders of DTE Energy Common Stock—Non-U.S. Holders—Distribution of Our Common Stock.” You should consult your own tax advisor as to the tax consequences of the distribution to you, including potential tax consequences under state, local and non-U.S. tax laws.

If you are a record holder of DTE Energy common stock as of the close of business on [                ], 2021, which is the record date for the distribution, for every two shares of DTE Energy common stock you hold on that date, you will be entitled to receive one share of DT Midstream common stock. DTE Energy will distribute the shares of DT Midstream common stock in book-entry form, which means that we will not issue physical stock certificates. The distribution agent will not distribute any fractional shares of DT Midstream common stock. Instead, the distribution agent will aggregate fractional shares into whole shares, sell the whole shares in the open market at prevailing market prices and distribute the aggregate cash proceeds of the sales, net of brokerage fees and other costs, pro rata to each holder (net of any required withholding for taxes applicable to each holder) who would otherwise have been entitled to receive a fractional share in the distribution. As discussed in the section entitled “The Spin-Off—Trading Prior to the Distribution Date” beginning on page 81 of this Information Statement, if you sell your shares of DTE Energy common stock in the “regular-way” market after the record date and on or before the distribution date, you also will be selling your right to receive shares of DT Midstream common stock in connection with the distribution.

We expect that the distribution will be effective as of [                ], New York City time, on [                ], 2021. Immediately after the distribution becomes effective, DT Midstream will be an independent, publicly traded company.

DTE Energy’s shareholders are not required to vote on or take any other action in connection with the spin-off. We are not asking you for a proxy, and request that you do not send us a proxy. DTE Energy shareholders will not be required to pay any consideration for the shares of DT Midstream common stock they receive in the spin-off, and they will not be required to surrender or exchange their shares of DTE Energy common stock or take any other action in connection with the spin-off.

DTE Energy currently owns all outstanding shares of DT Midstream common stock. Accordingly, no trading market for DT Midstream common stock currently exists. We expect, however, that a limited trading market for DT Midstream common stock, commonly known as a “when-issued” trading market, will develop on or shortly before the record date for the distribution, and we expect “regular-way” trading of DT Midstream common stock will begin on the first trading day after the distribution date. We intend to list DT Midstream common stock on the New York Stock Exchange under the ticker symbol “DTM.” Following the distribution, DTE Energy will continue to trade on the New York Stock Exchange under the ticker symbol “DTE.”

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012.

In reviewing this Information Statement, you should carefully consider the matters described in the section entitled “Risk Factors” beginning on page 29 of this Information Statement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this Information Statement is truthful or complete. Any representation to the contrary is a criminal offense.

This Information Statement is not an offer to sell, or a solicitation of an offer to buy, any securities.

The date of this Information Statement is [                ], 2021.

INDUSTRY AND MARKET DATA

This Information Statement includes information concerning our industry and the markets in which we operate that is based on information from public filings, internal company sources, various third-party sources and management estimates. Management estimates regarding DT Midstream’s position, share and industry size are derived from publicly available information and our internal research, and are based on assumptions we made upon reviewing such data and our knowledge of such industry and markets, which we believe to be reasonable. While we are not aware of any misstatements regarding any industry data presented in this Information Statement and believe such data to be accurate, we have not independently verified any data obtained from third-party sources and cannot assure you of the accuracy or completeness of such data. Such data involve uncertainties and are subject to change based on various factors, including those discussed in the section entitled “Risk Factors” beginning on page 29 of this Information Statement.

TRADEMARKS AND COPYRIGHTS

We own or have rights to various trademarks, logos, service marks and trade names that we use in connection with the operation of our business. We also own or have the rights to copyrights that protect the content of our products. Solely for convenience, the trademarks, service marks, trade names and copyrights referred to in this Information Statement are listed without the ™, ® or © symbols, but such references do not constitute a waiver of any rights that might be associated with the respective trademarks, service marks, trade names and copyrights included or referred to in this Information Statement.

SUMMARY

This summary highlights selected information from this Information Statement and provides an overview of our company, our separation from DTE Energy and DTE Energy’s distribution of our common stock to its shareholders. For a more complete understanding of our business and the spin-off, you should read the entire Information Statement carefully, particularly the discussion of “Risk Factors” beginning on page 29 of this Information Statement, and our historical consolidated financial statements and the notes to those financial statements appearing elsewhere in this Information Statement.

Prior to DTE Energy’s distribution of the shares of our common stock to its shareholders, DTE Energy will undertake a series of internal transactions, following which DT Midstream will hold, directly or through its subsidiaries, the businesses constituting DTE Energy’s current “Gas Storage and Pipelines” reporting segment which owns natural gas storage fields, lateral and gathering pipeline systems, compression and surface facilities, and has ownership interests in interstate pipelines serving the Gulf Coast, Midwest, Ontario and Northeast markets as described in DTE Energy’s Annual Report on Form 10-K for the year ended December 31, 2020, which we refer to as the “Midstream Business.” We refer to this series of internal transactions, which is described in more detail under “Certain Relationships and Related Party Transactions—Agreements with DTE Energy—Separation and Distribution Agreement,” as the “Internal Transactions.”

In this Information Statement, unless the context otherwise requires:

•	“DT Midstream,” “we,” “our” and “us” refer to DT Midstream, Inc. and its consolidated subsidiaries after giving effect to the Spin-Off (as defined below);

•	“DTE Energy” refers to DTE Energy Company and its consolidated subsidiaries other than, for all periods following the Spin-Off, DT Midstream;

•	the “Distribution” refers to the transaction in which DTE Energy will distribute to its shareholders all shares of our common stock;

•	the “Distribution Date” refers to the date on which the Distribution occurs;

•

the “Millennium Pipeline” refers to the 263-mile interstate pipeline owned by Millennium Pipeline Company, L.L.C., a joint venture between subsidiaries of DT Midstream (26.25%), TC Energy Corporation (47.5%) and National Grid plc (26.25%) and operated by TC Energy Corporation. The Millennium Pipeline is an unconsolidated joint venture which we account for as an equity method investment in accordance with GAAP;

•

the “NEXUS Gas Transmission Pipeline” refers to the 256-mile interstate pipeline owned by NEXUS Gas Transmission, LLC, a joint venture between Enbridge Inc. (50%) and DT Midstream (50%) and operated by Enbridge Inc. The NEXUS Gas Transmission Pipeline is an unconsolidated joint venture which we account for as an equity method investment in accordance with GAAP;

•	the “Spin-Off” refers to the transaction in which we will be separated from DTE Energy; and

•

the “Vector Pipeline” refers to the 348-mile interstate pipeline owned by the Vector Pipeline L.P. and Vector Pipeline, LLC, joint ventures between Enbridge Inc. (60%) and DT Midstream (40%) and operated by Enbridge Inc. The Vector Pipeline is an unconsolidated joint venture which we account for as an equity method investment in accordance with GAAP.

Our Company

We are an owner, operator and developer of an integrated portfolio of natural gas interstate pipelines, intrastate pipelines, storage systems, gathering lateral pipelines, which we refer to as “lateral pipelines,” gathering systems, treatment plants and compression and surface facilities. We own both wholly owned pipeline and gathering assets which we operate as well as interests in joint venture pipeline assets, including the Millennium Pipeline, the Vector Pipeline and the NEXUS Gas Transmission Pipeline, many of which have connectivity to our wholly owned assets. We provide multiple, integrated natural gas services to our customers through our two primary segments: (i) Pipeline and Other, which includes our interstate pipelines, intrastate pipelines, storage systems, lateral pipelines and related treatment plants and compression and surface facilities, and (ii) Gathering, which includes our gathering systems and related treatment plants and compression and surface facilities.

Our core assets strategically connect key demand centers in the Midwestern U.S., Eastern Canada, Northeastern U.S. and Gulf Coast regions to the premium production areas of the Marcellus/Utica and Haynesville dry natural gas formations in the Appalachian and Gulf Coast Basins. We have an established history of stable, long-term growth with contractual cash flows from a diversified portfolio of customers that include local distribution companies, which we refer to as “LDCs,” electric power generators, industrials, natural gas producers and national marketers.

Our Strategy

Our principal business objective is to safely and reliably operate and develop natural gas assets across our premier footprint. Our proven leadership and highly engaged employees have an excellent track record. Prospectively, we intend to continue this track record as an independent publicly traded company by executing on our natural gas-centric business strategy focused on disciplined capital deployment and supported by a flexible, well capitalized balance sheet. Additionally, we intend to employ carbon-reducing technologies as part of our goal of being leading environmental stewards in the midstream industry. More specifically, our strategy is premised on the following principles:

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Disciplined capital deployment in assets supported by strong fundamentals. Our strategically located assets serve robust growing long-term demand centers and are positioned in the premier, low-cost production areas within Marcellus/Utica and Haynesville dry natural gas formations in the Appalachian and Gulf Coast Basins. We believe that these assets are well positioned to capitalize on the demand growth for abundant, low-cost clean natural gas in the Midwestern U.S., Eastern Canada, Northeastern U.S. and Gulf Coast regions. New capital deployment will continue to go through a rigorous review process to ensure that our capital is deployed to assets serving high quality, low cost resources with proximity to strong demand centers and that we pursue appropriate risk adjusted returns.

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Capitalize on asset integration and utilization opportunities. We intend to leverage the scale and scope of our large asset platforms, our services and our capabilities to increase efficiency across our portfolio and in the strategically situated dry natural gas basins in which we primarily operate. We seek to increase the utilization of our existing facilities by providing additional services to our existing customers, by establishing relationships with new customers and by optimizing operating assets.

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Pursue economically attractive opportunities. We intend to pursue economically attractive expansion opportunities that leverage our current asset footprint and strategic relationships with our customers. We will also focus on targeted growth from carbon-reducing technologies associated with our current platforms.

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Grow cash flows supported by long-term firm revenue contracts. Our firm revenue contracts are typically long-term and include minimum volume commitments, which we refer to as “MVCs,” and demand charges, which provide for fixed revenue commitments regardless of the volumes of natural gas that flow on the system. This contract structure enhances the stability of our cash flow and limits its exposure to commodity risk. We will continue pursuing opportunities that increase the demand-based component of our contract portfolio, and will focus on obtaining additional long-term firm commitments from customers, which may include reservation-based charges, MVCs and acreage dedications.

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Provide exceptional service to our customers. We provide safe, highly reliable, timely and cost-competitive service, which is a key distinguishing competitive advantage. We have consistently achieved top decile performance in the National Safety Council Safety Barometer Survey since 2015 and were recognized by industry peers as the Midstream Company of the Year – Northeast by the Oil & Gas Awards in 2019. Further, over the last three years, our gathering systems have maintained system run rates of over 99%, which demonstrates our commitment to providing reliable service to our customers. As the sector continues to evolve, we intend to be the midstream company of choice, supplying best-in-class customer service.

Our Competitive Strengths

We believe that we will be able to successfully execute our business strategies because of the following competitive strengths:

•

Strategically located assets in premier, low-cost production areas with access to demand centers. As a result of our geographic footprint, we are well positioned to capitalize on the growing natural gas production volumes in Marcellus/Utica and Haynesville, which together are the premier, low-cost production areas in the U.S. Our asset footprint uniquely enables us to capitalize on the increasing demand for the transportation, storage and related midstream services from new and existing customers. According to the December 2020 Drilling Productivity Report published by the U.S. Energy Information Administration, the Marcellus/Utica and Haynesville formations are two of the most productive and active dry natural gas formations in the U.S. based on total gas production and rig count and have proven their resiliency in 2020, exhibiting the lowest year-over-year rig count declines of any major U.S. oil and gas basin through that period. In addition, our Haynesville assets provide a unique footprint that is connected to the Gulf Coast markets, where the majority of the natural gas liquefaction facilities for liquefied natural gas, which we refer to as “LNG,” export have been announced, positioning us to capitalize on what Wood Mackenzie Limited projects to be a growing LNG export market.

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Integrated assets and service offerings, providing cash flow stability and opportunities for expansion. We provide a comprehensive package of services, including natural gas transportation, storage and gathering, in key demand centers. We have a diversified customer portfolio that includes LDCs, electric power generators, industrials, natural gas producers and national marketers. We have ownership interests in assets serving the Midwestern U.S., Eastern Canada, Northeastern U.S. and Gulf Coast markets. Our ability to move natural gas from the wellhead to market allows us to convert a single supply of natural gas into multiple revenue streams from a broad array of our service offerings, and maximize the incremental revenue opportunities along the value chain. The integrated nature of our operations and the multiple service offerings with high quality, efficient assets provides an exceptional opportunity to expand our business with existing customers and attract new customers.

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Accretive growth opportunities and projects. Our assets serve major producing basins, key demand centers and liquid trading points in the U.S. We intend to continue to maximize our business by utilizing a disciplined approach emphasizing capital efficiency when operating our existing assets and developing new midstream energy infrastructure projects to support new and existing customers in these areas. We also intend to leverage our current asset footprint and strategic relationships with our customers to provide accretive growth opportunities, including growth from carbon-reducing technologies.

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Stable cash flows supported by long-term contracts. We generate a high percentage of our revenue from long-term contracts with firm revenue commitments thereby minimizing the risk of revenue fluctuations. For the fiscal year ended December 31, 2020, approximately 70% of our revenue was generated under firm revenue contracts with an average tenor of 9 years. We account for our unconsolidated joint ventures as equity method investments in accordance with GAAP. Accordingly, we do not include our proportionate share of the revenues generated by our unconsolidated joint ventures in our operating revenues. Furthermore, a significant portion of our cash flows is generated from contracts with creditworthy customers or customers who have provided adequate credit support, including LDCs, electric power generators, industrials, natural gas producers and national marketers. These long-term firm commitments enhance the stability of our cash flows.

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Experienced management team with a proven record of asset operation, safety, reliability, construction, development, environmental stewardship and integration experience. Our management team has an average of over 25 years of experience in the energy industry and a proven record of successfully managing, operating, developing, building, acquiring and integrating midstream assets, while exercising responsible environmental stewardship. Our management team has strong and established relationships with producers, marketers, LDCs and other end users of natural gas, which should be beneficial in pursuing expansion opportunities. Our management team is also committed to maintaining and continually improving the safety, reliability and efficiency of our operations, which we believe is key to attracting new customers and maintaining relationships with our current customers, regulators and the communities in which we operate. Our management team’s disciplined capital governance process should enable us to evaluate expansion opportunities while preserving our high quality portfolio.

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Strong financial position. We are focused on maintaining a strong overall financial position and long-term capital structure, increasing cash flow generation and maintaining balance sheet strength. Maintaining a balanced capital structure, appropriate leverage and other key financial metrics should afford us enhanced access to capital markets at a competitive cost of capital. A strong financial position should provide us with the maximum flexibility to grow in a prudent and disciplined manner throughout our industry cycles.

Risk Factors

Ownership of DT Midstream common stock is subject to numerous risks, including risks relating to the Spin-Off. The following list of risk factors is not exhaustive. Please read the information in the section entitled “Risk Factors” beginning on page 29 of this Information Statement for a more thorough description of these and other risks.

Risks Relating to Our Business

Demand for Our Services and Customer Risks

•	Any significant decrease in demand or in production of natural gas in our asset footprint could materially adversely affect our business, financial condition and results of operations.

•	Our operations depend, in part, on drilling, capital allocation and production decisions of others.

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We depend on three key customers, Indigo Natural Resources, LLC and/or its affiliates, Southwestern Energy Company and/or its affiliates and Antero Resources Corporation and/or its affiliates, for 37%, 31% and 11% of our revenues, respectively, for the fiscal year ended December 31, 2020. The loss of, or reduction in volumes from, any of these customers could result in a decline in demand for our services and materially adversely affect our business, financial condition and results of operations.

•	We may be unable to renew or replace expiring contracts at favorable rates or on a long-term basis.

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Our contract counterparties may suspend, reduce or terminate their obligations in certain circumstances, including events of force majeure, which could materially adversely affect our business, financial condition and results of operations.

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If third-party pipelines and other facilities interconnected to our assets become unavailable to transport natural gas, our business, financial condition and results of operations could be materially adversely affected.

Other Strategic and Operational Risks

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Our operations are subject to operational hazards, unforeseen interruptions and damage caused by third parties and natural events. If a significant accident or event occurs that results in a business interruption or damage to our pipelines, storage and gathering systems, the facilities of our customers or other interconnected pipelines and facilities, our business, financial condition and results of operations could be materially adversely affected.

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Expansion projects or acquisitions that are expected to be accretive may nevertheless reduce our cash from operations and could materially adversely affect our business, financial condition and results of operations.

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We have entered into joint ventures, and may in the future enter into additional or modify existing joint ventures, that might restrict our operational and corporate flexibility. In addition, these joint ventures are subject to most of the same operational risks to which we are subject.

•	We do not own the majority of the land on which assets are located, which could disrupt our current and future operations.

Liquidity, Credit and Financial Risks

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Our business is expected to have a higher cost of capital than DTE Energy and we may not have access to financing sources on favorable terms, or at all, which could materially adversely affect our business, financial condition and results of operations.

•	Fluctuations in energy prices could materially adversely affect our business, financial condition and results of operations.

•	We are exposed to our customers’ credit risk and our credit risk management and contractual terms may be inadequate to protect against such risk.

Regulatory Risks

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The adoption of legislation and introduction of regulations relating to hydraulic fracturing and the enactment of new or increased severance taxes and impact fees on natural gas production could cause our current and potential customers to reduce the number of wells or curtail production of existing wells. If reductions are significant for those or other reasons, the reductions could materially adversely affect our business, financial condition and results of operations.

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Our operations are subject to environmental laws and regulations that may expose us to significant costs and liabilities and changes in these laws could materially adversely affect our business, financial condition and results of operations.

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Our natural gas transportation and storage operations are subject to extensive regulation by the Federal Energy Regulatory Commission, which we refer to as “FERC,” and state regulatory authorities and changes in FERC or state regulation, or changes in implementation of such regulation, could materially adversely affect our business, financial condition and results of operations.

Pipeline Safety and Maintenance Risks

•	We may incur significant costs and liabilities as a result of pipeline integrity management program testing and any necessary pipeline repair, or preventative or remedial measures.

•	Certain portions of our pipeline infrastructure are aging, which could materially adversely affect our business, financial condition and results of operations.

Other Business Risks

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Customers’, legislators’ and regulators’ perceptions of us are affected by many factors, including safety concerns, pipeline reliability, protection of customer information, media coverage and public sentiment. Customers’, legislators’ or regulators’ negative opinion of us could materially adversely affect our business, financial condition and results of operations.

Risks Relating to the Spin-Off

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If the Distribution does not qualify as a transaction that is tax-free for U.S. federal income tax purposes, DTE Energy or holders of DTE Energy common stock who receive shares of DT Midstream common stock in connection with the Spin-Off could be subject to significant tax liability.

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We could have an indemnification obligation to DTE Energy if the Distribution were determined not to qualify for non-recognition treatment for U.S. federal income tax purposes, which could materially adversely affect our business, financial condition and results of operations.

•	We intend to agree to numerous restrictions to preserve the non-recognition treatment of the Distribution, which may reduce our strategic and operating flexibility.

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We may be unable to achieve some or all of the benefits that we expect to achieve from the Spin-Off, which could materially adversely affect our business, financial condition and results of operations.

•	We may be unable to make, on a timely or cost-effective basis, the changes necessary to operate as an independent, publicly traded company, and we may experience increased costs after the Spin-Off.

Risks Relating to Our Common Stock

•	No market for our common stock currently exists and an active trading market may not develop or be sustained after the Spin-Off. Following the Spin-Off our stock price may fluctuate significantly.

•

We are an emerging growth company and the information we provide shareholders may be different from information provided by other public companies, which may result in a less active trading market for our common stock and higher volatility in our stock price.

•	Substantial sales of our common stock may occur in connection with the Spin-Off, which could cause our stock price to decline.

•	We cannot assure that we will pay dividends on our common stock, and our indebtedness may limit our ability to pay dividends on our common stock.

The Spin-Off

On October 27, 2020, DTE Energy announced plans for the complete legal and structural separation of DT Midstream from DTE Energy.

To effect the separation, first, DTE Energy will undertake the Internal Transactions described under the section entitled “Certain Relationships and Related Party Transactions—Agreements with DTE Energy—Separation and Distribution Agreement” beginning on page 172 of this Information Statement. DTE Energy will subsequently distribute all of DT Midstream’s common stock to DTE Energy’s shareholders, and DT Midstream, holding the Midstream Business, will become an independent, publicly traded company.

Prior to completion of the Spin-Off, we intend to enter into a Separation and Distribution Agreement and several other agreements with DTE Energy related to the Spin-Off. These agreements will govern the relationship between DTE Energy and us up to and after completion of the Spin-Off and allocate between DTE Energy and us various assets, liabilities and obligations, including those related to employees and compensation and benefits plans and programs and tax-related assets and liabilities. See the section entitled “Certain Relationships and Related Party Transactions” beginning on page 172 of this Information Statement for more detail. No approval of DTE Energy’s shareholders is required in connection with the Spin-Off, and DTE Energy’s shareholders will not have any appraisal rights in connection with the Spin-Off.

Completion of the Spin-Off is subject to the satisfaction, or the waiver by DTE Energy’s board of directors, which we refer to as the “DTE Energy Board,” of a number of conditions. If the DTE Energy Board waives any condition prior to the effectiveness of the Registration Statement on Form 10, of which this Information Statement is a part, and the result of such waiver is material to DTE Energy shareholders, DTE Energy will file an amendment to the Registration Statement to revise the disclosure in this Information Statement accordingly. In the event that the DTE Energy Board waives a condition after this Registration Statement becomes effective and such waiver is material to DTE Energy shareholders, DTE Energy will communicate such change to DTE Energy shareholders by filing a Current Report on Form 8-K describing the change.

In addition, DTE Energy has the right not to complete the Spin-Off if, at any time, the DTE Energy Board determines, in its sole and absolute discretion, that the Spin-Off is not in the best interests of DTE Energy or its shareholders, or is otherwise not advisable. If the Spin-Off is not completed for any reason, DTE Energy and DT Midstream will have incurred significant costs related to the Spin-Off, including fees for consultants, financial and legal advisors, accountants and auditors, that will not be recouped. Total one-time transaction costs associated with the Spin-Off are preliminarily estimated to range from $70 million to $80 million if the Spin-Off is completed, of which DT Midstream is expected to incur approximately $30 million to $35 million of costs and DTE Energy is expected to incur $40 million to $45 million of costs. If the Spin-Off is not completed for any reason, the one-time transaction costs will generally be limited to the transaction costs incurred for services rendered as of the date the Spin-Off is abandoned, which will be less than the ranges noted above. Our management will also have devoted significant time to manage the Spin-Off process, which will decrease the time they will have to manage the business of DTE Energy and DT Midstream. See the section entitled “The Spin-Off—Conditions to the Spin-Off” beginning on page 81 of this Information Statement for more detail.

Reasons for the Spin-Off

A wide variety of factors were considered by the DTE Energy Board in evaluating the Spin-Off. Among other things, the DTE Energy Board considered a number of potential benefits of the Spin-Off, including:

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Strategic clarity and flexibility. Following the Spin-Off, DTE Energy and DT Midstream will each have a more focused business and be better able to dedicate financial, management and other resources to leverage its areas of strength and differentiation. Each company will pursue appropriate growth opportunities and execute strategic plans best suited to address the distinct market trends and opportunities for its business.

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Focused management. The Spin-Off will allow the management of each of DTE Energy and DT Midstream to devote its time and attention to the development and implementation of corporate strategies and policies that are based on the specific business characteristics of their respective companies and markets. Each company will be able to adapt more quickly to address specific market dynamics, target investments in select growth areas and accelerate decision-making processes. This includes, in the case of DT Midstream, enhanced focus on accretive growth opportunities, projects and asset reliability.

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Distinct and clear financial profiles and compelling investment cases. Investment in one or the other company may appeal to investors with different goals, interests and expectations. The Spin-Off will allow investors to make independent investment decisions with respect to DTE Energy and DT Midstream and may result in greater alignment between the interests of each company’s shareholder base and the characteristics of its respective business, capital structure and financial results.

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Separate capital structures and allocation flexibility. The Spin-Off will enable each of DTE Energy and DT Midstream to leverage its distinct growth profile and cash flow characteristics to optimize its capital structure and capital allocation strategy. The Spin-Off will permit each company to allocate its financial resources to meet the unique needs of its own businesses, which will allow each company to intensify its focus on its distinct strategic priorities and individual business risk and return profiles.

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Creation of independent equity securities and increased strategic opportunities. The Spin-Off will afford DTE Energy and DT Midstream the ability to offer their independent equity securities to the capital markets and enable each standalone company to use its own industry-focused stock to pursue portfolio enhancing acquisitions or other strategic opportunities that are more closely aligned with each company’s strategic goals and expected growth opportunities.

The DTE Energy Board also considered a number of potentially negative factors in evaluating the Spin-Off. Notwithstanding these costs and risks, the anticipated costs of which are not reasonably quantifiable, and considering the factors discussed above, the DTE Energy Board determined that the Spin-Off provided the best opportunity to achieve the above benefits and enhance shareholder value. Neither DTE Energy nor DT Midstream can assure you that, following the Spin-Off, any of the benefits described above or otherwise will be realized to the extent anticipated or at all. For additional information, see the sections entitled “Risk Factors” and the “The Spin-Off—Reasons for the Spin-Off” beginning on pages 29 and 69, respectively, of this Information Statement.

Emerging Growth Company Status

We are an “emerging growth company,” as defined by the Jumpstart Our Business Startups Act of 2012. We will continue to be an emerging growth company until the earliest to occur of the following:

•	the last day of the fiscal year in which our total annual gross revenues first meet or exceed $1.07 billion (as adjusted for inflation);

•	the date on which we have, during the prior three-year period, issued more than $1.0 billion in non-convertible debt;

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the last day of the fiscal year in which we (i) have an aggregate worldwide market value of common stock held by non-affiliates of $700 million or more (measured at the end of each fiscal year) as of the last business day of our most recently completed second fiscal quarter and (ii) have been a reporting company under the Securities Exchange Act of 1934, which we refer to as the “Exchange Act,” for at least one year (and filed at least one annual report under the Exchange Act); or

•	the last day of the fiscal year following the fifth anniversary of the date of the first sale of our common stock pursuant to an effective registration statement under the Securities Act of 1933.

For as long as we are an emerging growth company, we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to, not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act of 2002, exemption from new or revised financial accounting standards applicable to public companies until such standards are also applicable to private companies, reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements, and exemptions from the requirement of holding a nonbinding advisory vote on executive compensation and shareholder approval on golden parachute compensation not previously approved. We may choose to take advantage of some or all of these reduced burdens. For example, we have taken advantage of the reduced disclosure obligations regarding executive compensation in this Information Statement. For as long as we take advantage of the reduced reporting obligations, the information we provide shareholders may be different from information provided by other public companies. In addition, it is possible that some investors will find our common stock less attractive as a result of these elections, which may result in a less active trading market for our common stock and higher volatility in our stock price.

In addition, we have elected to not take advantage of the extended transition period that allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies, which means that the financial statements included in this Information Statement, as well as financial statements we file in the future, will be subject to all new or revised accounting standards generally applicable to public companies. Our election not to take advantage of the extended transition period is irrevocable.

DT Midstream Indebtedness

In connection with the Spin-Off, DT Midstream expects to incur indebtedness in the aggregate principal amount of approximately $3.10 billion in the form of senior notes and a term loan, the net proceeds of which will be distributed to DTE Energy prior to the consummation of the Spin-Off. We also expect to enter into a $750 million revolving credit facility for working capital and other cash flow needs. The terms of such indebtedness are subject to change and will be finalized prior to the consummation of the Spin-Off. See the section entitled “Description of Our Indebtedness” beginning on page 178 of this Information Statement for more detail.

Other Information

We are a Delaware corporation. Our principal executive offices are located at One Energy Plaza Detroit, Michigan 48226-1279. Our telephone number is (313) 402-8532. Our website address is www.DTMidstream.com (which we expect to be operational on or prior to the Distribution Date). Information contained on, or connected to, our website or DTE Energy’s website does not and will not constitute part of this Information Statement or the Registration Statement on Form 10, of which this Information Statement is a part, or any other filings with, or any information furnished or submitted to, the Securities and Exchange Commission, which we refer to as the “SEC.”

Reasons for Furnishing This Information Statement

We are furnishing this Information Statement solely to provide information to DTE Energy’s shareholders who will receive shares of our common stock in the Distribution. DTE Energy’s shareholders are not required to vote on the Distribution. Therefore, you are not being asked for a proxy and you are not required to send a proxy to DTE Energy. You do not need to pay any consideration, exchange or surrender your existing shares of DTE Energy common stock or take any other action to receive your shares of DT Midstream common stock. You should not construe this Information Statement as an inducement or encouragement to buy, hold or sell any of our securities or any securities of DTE Energy. We believe that the information contained in this Information Statement is accurate as of the date set forth on the cover. Changes to the information contained in this Information Statement may occur after that date, and neither we nor DTE Energy undertakes any obligation to update the information except in the normal course of our and DTE Energy’s respective public disclosure obligations and practices.

QUESTIONS AND ANSWERS ABOUT THE SPIN-OFF

The following provides only a summary of certain information regarding the Spin-Off. You should read this Information Statement in its entirety for a more detailed description of the matters described below.

Q:	Why am I receiving this Information Statement?

A:

DTE Energy is making this Information Statement available to you because you are a holder of shares of DTE Energy common stock. If you are a holder of shares of DTE Energy common stock as of the Record Date (as defined below), for every two shares of DTE Energy common stock that you hold as of the Record Date, you will be entitled to receive one share of DT Midstream common stock. This Information Statement will help you understand how the Spin-Off will affect your post-Distribution ownership in DTE Energy and DT Midstream.

Q:	What is the Spin-Off?

A:

The Spin-Off is the method by which we will separate from DTE Energy. In the Spin-Off, DTE Energy will distribute to its shareholders all the outstanding shares of our common stock in a transaction, which we refer to as the “Distribution.” Following the Spin-Off, we will be an independent, publicly traded company, and DTE Energy will not retain any ownership interest in us. DTE Energy will continue as an independent, publicly traded company primarily focused on its electric and natural gas utility business.

Q:	Will the number of DTE Energy shares I own change as a result of the Spin-Off?

A:	No, the number of shares of DTE Energy common stock you own will not change as a result of the Spin-Off.

Q:	What are the reasons for the Spin-Off?

A:

A wide variety of factors were considered by the DTE Energy Board in evaluating the Spin-Off. Among other things, the DTE Energy Board considered a number of potential benefits of the Spin-Off, including:

•

Strategic clarity and flexibility. Following the Spin-Off, DTE Energy and DT Midstream will each have a more focused business and be better able to dedicate financial, management and other resources to leverage its areas of strength and differentiation. Each company will pursue appropriate growth opportunities and execute strategic plans best suited to address the distinct market trends and opportunities for its business.

•

Focused management. The Spin-Off will allow the management of each of DTE Energy and DT Midstream to devote its time and attention to the development and implementation of corporate strategies and policies that are based on the specific business characteristics of their respective companies and markets. Each company will be able to adapt more quickly to address specific market dynamics, target investments in select growth areas and accelerate decision-making processes. This includes, in the case of DT Midstream, enhanced focus on accretive growth opportunities, projects and asset reliability.

•

Distinct and clear financial profiles and compelling investment cases. Investment in one or the other company may appeal to investors with different goals, interests and expectations. The Spin-Off will allow investors to make independent investment decisions with respect to DTE Energy and DT Midstream and may result in greater alignment between the interests of each company’s shareholder base and the characteristics of its respective business, capital structure and financial results.

•

Separate capital structures and allocation flexibility. The Spin-Off will enable each of DTE Energy and DT Midstream to leverage its distinct growth profile and cash flow characteristics to optimize its capital structure and capital allocation strategy. The Spin-Off will permit each company to allocate its financial resources to meet the unique needs of its own businesses, which will allow each company to intensify its focus on its distinct strategic priorities and individual business risk and return profiles.

•

Creation of independent equity securities and increased strategic opportunities. The Spin-Off will afford DTE Energy and DT Midstream the ability to offer their independent equity securities to the capital markets and enable each standalone company to use its own industry-focused stock to pursue portfolio enhancing acquisitions or other strategic opportunities that are more closely aligned with each company’s strategic goals and expected growth opportunities.

The DTE Energy Board also considered a number of potentially negative factors in evaluating the Spin-Off. Notwithstanding these costs and risks, the anticipated costs of which are not reasonably quantifiable, and considering the factors discussed above, the DTE Energy Board determined that the Spin-Off provided the best opportunity to achieve the above benefits and enhance shareholder value. Neither DTE Energy nor DT Midstream can assure you that, following the Spin-Off, any of the benefits described above or otherwise will be realized to the extent anticipated or at all. For additional information, see the sections entitled “Risk Factors” and “The Spin-Off—Reasons for the Spin-Off” beginning on pages 29 and 69, respectively, of this Information Statement.

Q:	Why is the separation of DT Midstream structured as a spin-off?

A:	DTE Energy believes that a tax-free distribution of our shares is the most efficient way to separate our business from DTE Energy in a manner that will achieve the above benefits.

Q:	What will I receive in the Spin-Off in respect of my shares of DTE Energy common stock?

A:

As a holder of DTE Energy common stock, for every two shares of DTE Energy common stock you hold on the Record Date, you will receive a dividend of one share of DT Midstream common stock. The distribution agent will distribute only whole shares of our common stock in the Spin-Off. See “—How will fractional shares be treated in the Distribution?” beginning on page 16 of this Information Statement for more information on the treatment of the fractional shares you may be entitled to receive in the Distribution. Your proportionate interest in DTE Energy will not change as a result of the Spin-Off.

Q:	What is being distributed in the Spin-Off?

A:

DTE Energy will distribute approximately 96,863,680 shares of our common stock in the Spin-Off, based on the approximately 193,727,361 shares of DTE Energy common stock outstanding as of March 31, 2021. The actual number of shares of our common stock that DTE Energy will distribute will depend on the total number of shares of DTE Energy common stock outstanding on the Record Date. The shares of our common stock that DTE Energy distributes will constitute all of the issued and outstanding shares of our common stock immediately prior to the Distribution. For more information on the shares being distributed in the Spin-Off, see the section entitled “Description of Our Capital Stock—Common Stock” beginning on page 179 of this Information Statement.

Q:	What is the record date for the Distribution?

A:	DTE Energy will determine record ownership as of the close of business on [ ], 2021, which we refer to as the “Record Date.”

Q:	When will the Distribution occur?

A:

The Distribution will be effective as of [                ], New York City time, on [                ], 2021, which we refer to as the “Distribution Date.” On or shortly after the Distribution Date, the whole shares of our common stock will be credited in book-entry accounts for DTE Energy shareholders entitled to receive the shares in the Distribution. See “—How will DTE Energy distribute shares of our common stock?” beginning on page 16 of this Information Statement for more information on how to access your book-entry account or your bank, brokerage or other account holding the DT Midstream common stock you receive in the Distribution on and following the Distribution Date.

Q:	What do I have to do to participate in the Distribution?

A:

All holders of DTE Energy’s common stock as of the Record Date will participate in the Distribution. You are not required to take any action in order to participate, but we urge you to read this Information Statement carefully. Holders of DTE Energy common stock on the Record Date will not need to pay any cash or deliver any other consideration, including any shares of DTE Energy common stock, in order to receive shares of our common stock in the Distribution. In addition, no shareholder approval of the Distribution is required. We are not asking you for a vote and request that you do not send us a proxy card.

Q:	If I sell my shares of DTE Energy common stock on or before the Distribution Date, will I still be entitled to receive shares of DT Midstream common stock in the Distribution?

A:

If you sell your shares of DTE Energy common stock before the Record Date, you will not be entitled to receive shares of DT Midstream common stock in the Distribution. If you hold shares of DTE Energy common stock on the Record Date and decide to sell them on or before the Distribution Date, you may be able to choose to sell your DTE Energy common stock with or without your entitlement to the DT Midstream common stock to be distributed in the Spin-Off. You are encouraged to consult with your bank, broker or other nominee, as applicable, and your financial advisor regarding your options and the specific implications of selling your shares of DTE Energy common stock prior to or on the Distribution Date. See the section entitled “The Spin-Off—Trading Prior to the Distribution Date” beginning on page 81 of this Information Statement for more information.

Q:	Is the completion of the Spin-Off subject to the satisfaction or waiver of any conditions?

A:	Yes, the completion of the Spin-Off is subject to the satisfaction, or the DTE Energy Board’s waiver, of the following conditions:

•

the DTE Energy Board shall have authorized and approved the Internal Transactions (as described in the section entitled “Certain Relationships and Related Party Transactions—Agreements with DTE Energy—Separation and Distribution Agreement” beginning on page 172 of this Information Statement) and Distribution and not withdrawn such authorization and approval, and shall have declared the dividend of our common stock to DTE Energy shareholders;

•	the ancillary agreements contemplated by the Separation and Distribution Agreement shall have been executed by each party to those agreements;

•

our common stock shall have been accepted for listing on the New York Stock Exchange, which we refer to as the “NYSE,” or another national securities exchange approved by DTE Energy, subject to official notice of issuance;

•

the SEC shall have declared effective our Registration Statement on Form 10, of which this Information Statement is a part, under the Exchange Act, and no stop order suspending the effectiveness of the Registration Statement shall be in effect and no proceedings for that purpose shall be pending before or threatened by the SEC;

•

DTE Energy shall have received the written opinion of Cravath, Swaine & Moore LLP, which shall remain in full force and effect, that, subject to the limitations specified therein and the accuracy of and compliance with certain representations, warranties and covenants, the Distribution will qualify as a distribution to which Section 355(a), Section 355(c) and Section 361 of the Internal Revenue Code apply;

•

the DTE Energy Board shall have received one or more opinions (which have not been withdrawn or adversely modified) in customary form from one or more nationally recognized valuation, appraisal or accounting firms or investment banks as to the solvency and financial viability of DTE Energy prior to the Spin-Off and each of DTE Energy and DT Midstream after the consummation of the Spin-Off;

•	the Internal Transactions, including any related debt financing, shall have been completed;

•

no order, injunction or decree issued by any governmental authority of competent jurisdiction or other legal restraint or prohibition preventing consummation of the Distribution shall be in effect, and no other event outside the control of DTE Energy shall have occurred or failed to occur that prevents the consummation of the Distribution;

•

Bluestone Gas Corporation of New York, Inc., which we refer to as “Bluestone,” DTE Energy and DT Midstream shall have received a satisfactory final order from the New York Public Service Commission relating to the transfer of indirect ownership interests in Bluestone from DTE Energy to DT Midstream;

•

no other events or developments shall have occurred prior to the Distribution Date that, in the judgment of the DTE Energy Board, would result in the Distribution having a material adverse effect on DTE Energy or its shareholders;

•

prior to the Distribution Date, notice of Internet availability of this Information Statement or this Information Statement shall have been mailed to the holders of DTE Energy common stock as of the Record Date;

•

DTE Energy shall have duly elected the individuals to be listed as members of our post-Distribution Board in this Information Statement, and such individuals shall be the members of our Board of Directors, which we refer to as the “Board,” immediately after the Distribution; provided, however, that to the extent required by any law or requirement of the NYSE or any other national securities exchange, as applicable, the existing directors shall appoint one independent director prior to the date on which “when-issued” trading of our common stock begins and this independent director shall begin his or her term prior to the Distribution and shall serve on our Audit Committee, Corporate Governance Committee and Organization and Compensation Committee; and

•

immediately prior to the Distribution Date, our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws, each in substantially the form filed as an exhibit to the Registration Statement on Form 10, of which this Information Statement is a part, shall be in effect.

DTE Energy and DT Midstream cannot assure you that any or all of these conditions will be met, or that the Distribution will be consummated even if all of the conditions are met. DTE Energy may at any time prior to the Distribution Date decide to abandon the Distribution or modify or change the terms of the Distribution. If the DTE Energy Board waives any condition prior to the effectiveness of the Registration Statement on Form 10, of which this Information Statement is a part, and the result of such waiver is material to DTE Energy shareholders, DTE Energy will file an amendment to the Registration Statement to revise the disclosure in this Information Statement accordingly. In the event that the DTE Energy Board waives a condition after this Registration Statement becomes effective and such waiver is material to DTE Energy shareholders, DTE Energy will communicate such change to DTE Energy shareholders by filing a Current Report on Form 8-K describing the change. For a complete discussion of all of the conditions to the Distribution, see the section entitled “The Spin-Off—Conditions to the Spin-Off” beginning on page 81 of this Information Statement.

Q:	Can DTE Energy decide to cancel the Distribution even if all the conditions have been satisfied?

A:

Yes. The DTE Energy Board may, in its sole discretion and at any time prior to the Distribution Date, decide to terminate or abandon the Distribution even if all the conditions to the Distribution have been satisfied if the DTE Energy Board determines that the Distribution is not in the best interests of DTE Energy or its shareholders or is otherwise not advisable. For a more detailed description, see the section entitled “The Spin-Off—Conditions to the Spin-Off” beginning on page 81 of this Information Statement.

Q:	How will DTE Energy distribute shares of our common stock?

A:

Registered shareholders: If you are a registered shareholder (meaning you own your shares of DTE Energy common stock directly through DTE Energy’s transfer agent, Equiniti Trust Company, which we refer to as “EQ Shareowner Services”), our distribution agent will credit the whole shares of our common stock you receive in the Distribution to a new book-entry account with our transfer agent, EQ Shareowner Services, on or shortly after the Distribution Date. Our distribution agent will mail you a book-entry account statement that reflects the number of whole shares of our common stock you own. You will be able to access information regarding your book-entry account holding the DT Midstream shares at www.shareowneronline.com or by calling (866) 388-8558.

“Street name” or beneficial shareholders: If you own your shares of DTE Energy common stock beneficially through a bank, broker or other nominee, your bank, broker or other nominee will credit your account with the whole shares of our common stock you receive in the Distribution on or shortly after the Distribution Date. Please contact your bank, broker or other nominee for further information about your account.

We will not issue any physical stock certificates to any shareholders, even if requested. See the section entitled “The Spin-Off—When and How You Will Receive DT Midstream Shares” beginning on page 71 of this Information Statement for a more detailed explanation.

Q:	How will fractional shares be treated in the Distribution?

A:

The distribution agent will not distribute any fractional shares of our common stock in connection with the Spin-Off. Instead, the distribution agent will aggregate all fractional shares into whole shares and sell the whole shares in the open market at prevailing market prices on behalf of DTE Energy shareholders entitled to receive a fractional share. The distribution agent will then distribute the aggregate cash proceeds of the sales, net of brokerage fees and other costs, pro rata to these holders (net of any required withholding for taxes applicable to each holder). We anticipate that the distribution agent will make these sales in the “when-issued” market, and “when-issued” trades will generally settle within two trading days following the Distribution Date. See “—How will DT Midstream common stock trade?” beginning on page 17 of this Information Statement for additional information regarding “when-issued” trading and the section entitled “The Spin-Off—Treatment of Fractional Shares” beginning on page 72 of this Information Statement for a more detailed explanation of the treatment of fractional shares. The distribution agent will, in its sole discretion, without any influence by DTE Energy or us, determine when, how, through which broker-dealer and at what price to sell the whole shares of DT Midstream common stock. The distribution agent is not, and any broker-dealer used by the distribution agent will not be, an affiliate of either DTE Energy or us.

Q:	What are the U.S. federal income tax consequences to me of the Distribution?

A:

For U.S. federal income tax purposes, no gain or loss will be recognized by, or be includible in the income of, a U.S. Holder (as defined in the section entitled “The Spin-Off—Material U.S. Federal Income Tax Consequences of the Spin-Off” beginning on page 74 of this Information Statement) as a result of the Distribution, except with respect to any cash received by DTE Energy shareholders in lieu of fractional shares. With respect to Non-U.S. Holders, please see the discussion below under the section entitled “The Spin-Off—Material U.S. Federal Income Tax Consequences of the Spin-Off—Consequences to Holders of DTE Energy Common Stock—Non-U.S. Holders—Distribution of Our Common Stock” beginning on page 76 of this Information Statement. After the Distribution, DTE Energy shareholders generally should allocate their aggregate tax basis in their DTE Energy common stock held immediately before the Distribution between their DTE Energy common stock and our common stock in proportion to their relative fair market values on the date of the Distribution (subject to certain adjustments). See the section entitled “The Spin-Off—Material U.S. Federal Income Tax Consequences of the Spin-Off” beginning on page 74 of this Information Statement for more information regarding the potential tax consequences to you of the Spin-Off.

We urge you to consult your tax advisor as to the specific tax consequences of the Distribution to you, including the effect of any U.S. federal, state, local or foreign tax laws and of changes in applicable tax laws.

Q:	Does DT Midstream intend to pay cash dividends?

A:

Following the Distribution, we expect that DT Midstream will initially pay a regular cash dividend on a quarterly basis in an amount based on a dividend coverage ratio of approximately 2.00:1.00. The dividend coverage ratio represents the total Distributable Cash Flow divided by the total dividends paid to shareholders. However, the timing, declaration, amount of and payment of any dividends will be within the discretion of the Board and will depend upon many factors, including our financial condition, earnings, capital requirements of our operating subsidiaries, covenants associated with certain of our debt service obligations, legal requirements, regulatory constraints, industry practice, ability to access capital markets and other factors deemed relevant by our Board. Moreover, if as expected we determine to initially pay a dividend following the Distribution, there can be no assurance that we will continue to pay dividends in the same amounts or at all thereafter. We have not adopted, and do not currently expect to adopt, a separate written dividend policy to reflect our Board’s policy. See the section entitled “Dividend Policy” beginning on page 84 of this Information Statement for more information. Distributable Cash Flow is a non-GAAP financial measure. See the section entitled “Selected Historical Financial Data—Non-GAAP Financial Information” beginning on page 87 of this Information Statement for its definition and a reconciliation to the most directly comparable GAAP measure.

Q:	Will DT Midstream incur any debt prior to or at the time of the Distribution?

A:

In connection with the Spin-Off, DT Midstream expects to incur indebtedness in the aggregate principal amount of approximately $3.10 billion in the form of senior notes and a term loan, the net proceeds of which will be distributed to DTE Energy prior to the consummation of the Spin-Off. We also expect to enter into a $750 million revolving credit facility for working capital and other cash flow needs. The terms of such indebtedness are subject to change and will be finalized prior to the consummation of the Spin-Off. See the section entitled “Description of Our Indebtedness” beginning on page 178 of this Information Statement for more detail.

Q:	How will DT Midstream common stock trade?

A:	Currently, there is no public market for our common stock. We intend to list our common stock on the NYSE under the ticker symbol “DTM.”

We anticipate that trading in our common stock will begin on a “when-issued” basis on or shortly before the Record Date for the Distribution and will continue up to and including the Distribution Date. “When-issued” trading in the context of a spin-off refers to a sale or purchase made conditionally on or before the Distribution Date because the securities of the spun-off entity have not yet been distributed. “When-issued” trades generally settle within two trading days after the Distribution Date. On the first trading day following the Distribution Date, any “when-issued” trading of our common stock will end and “regular-way” trading will begin. “Regular-way” trading refers to trading after the security has been distributed and typically involves a trade that settles on the second full trading day following the date of the trade. See the section entitled “The Spin-Off—Trading Prior to the Distribution Date” beginning on page 81 of this Information Statement for more information. We cannot predict the trading prices for our common stock before, on or after the Distribution Date.

Q:	What will happen to the listing of DTE Energy’s common stock?

A:	DTE Energy’s common stock will continue to trade on the NYSE under the ticker symbol “DTE” after the Distribution.

Q:	Will the Spin-Off affect the trading price of my DTE Energy common stock?

A:

We expect the trading price of shares of DTE Energy common stock immediately following the Distribution to be lower than the trading price immediately prior to the Distribution because the trading price will no longer reflect the value of the Midstream Business. Furthermore, until the market has fully analyzed the value of DTE Energy without the Midstream Business, the trading price of shares of DTE Energy common stock may fluctuate and result in a higher volatility in stock price. There can be no assurance that, following the Distribution, the combined trading prices of the DTE Energy common stock and the DT Midstream common stock will equal or exceed what the trading price of DTE Energy common stock would have been in the absence of the Spin-Off.

It is possible that after the Spin-Off, the combined equity value of DTE Energy and DT Midstream will be less than DTE Energy’s equity value before the Spin-Off.

Q:	What will happen to DTE Energy restricted stock awards, performance share awards and phantom share awards in connection with the Spin-Off?

A:	We expect that outstanding equity awards at the time of the Spin-Off will be treated as follows:

Restricted Stock Awards. We expect that each DTE Energy restricted stock award held on the Distribution Date by any individual who is an employee of DT Midstream immediately following the Spin-Off, each of whom we refer to as a “DT Midstream Holder,” will convert into a DT Midstream restricted stock unit award in a manner that preserves the value of the award following the Spin-Off. We expect that each DTE Energy restricted stock award held on the Distribution Date by any employee or non-employee director (or former employee or non-employee director) of DTE Energy immediately following the Spin-Off (other than employees of DT Midstream immediately following the Spin-Off), each of whom we refer to as a “DTE Energy Holder,” will remain a DTE Energy restricted stock award and will be adjusted to preserve the value of the award following the Spin-Off. After the Spin-Off, the DTE Energy restricted stock awards and DT Midstream restricted stock unit awards will be subject to substantially the same terms and conditions as the original DTE Energy restricted stock awards, except that the vesting of awards held by DT Midstream Holders will be based on continued service with DT Midstream.

Performance Share Awards. We expect the treatment of DTE Energy performance share awards that are outstanding on the Distribution Date to depend on whether the award is held by a DT Midstream Holder or a DTE Energy Holder and, in the case of DT Midstream Holders, to depend on the year in which the award was granted, as described below.

DTE Energy Performance Share Awards Held by DT Midstream Holders

2019 Awards. We expect that each DTE Energy performance share award granted in 2019 and held by a DT Midstream Holder on the Distribution Date will become vested immediately prior to the Spin-Off as to two-thirds of the award based on actual performance as of December 31, 2020, and the unvested portion will cease to be outstanding as of the Spin-Off. In connection with the Spin-Off, DT Midstream will grant to DT Midstream Holders who held DTE Energy performance share awards granted in 2019 a new DT Midstream performance share of similar value to the portion of such DTE Energy performance share award that ceased to be outstanding.

2020 Awards. We expect that each DTE Energy performance share award granted in 2020 and held by a DT Midstream Holder on the Distribution Date will become vested immediately prior to the Spin-Off as to one-third of the award based on actual performance as of December 31, 2020, and the unvested portion will cease to be outstanding as of the Spin-Off. In connection with the Spin-Off, DT Midstream will grant to DT Midstream Holders who held DTE Energy performance share awards granted in 2020 a new DT Midstream performance share of similar value to the portion of such DTE Energy performance share award that ceased to be outstanding.

2021 Awards. We expect that each DTE Energy performance share award granted in 2021 and held by a DT Midstream Holder on the Distribution Date will be replaced with a DT Midstream performance share award, based on the target number of performance shares, in a manner that preserves the value of the award following the Spin-Off.

In all cases, we expect that the substitute DT Midstream performance share awards will be subject to substantially the same terms and conditions as the corresponding DTE Energy performance share awards, except that the vesting of the DT Midstream performance share awards will be based on the holder’s service with DT Midstream and on DT Midstream performance metrics, except as otherwise described herein.

DTE Energy Performance Share Awards Held by DTE Energy Holders. We expect that each DTE Energy performance share award granted in 2019, 2020 and 2021 and held by a DTE Energy Holder on the Distribution Date will remain a DTE Energy performance share award and will be adjusted in a manner that preserves the target value of the award following the Spin-Off. Each adjusted performance share award will be subject to substantially the same terms and conditions as the original DTE Energy performance share award.

Phantom Share Awards. We expect that each DTE Energy phantom share award held on the Distribution Date by any non-employee director of DTE Energy immediately following the Spin-Off will remain a DTE Energy phantom share and will be adjusted to preserve the value of the award following the Spin-Off. Each adjusted phantom share award will be subject to substantially the same terms and conditions as the original DTE Energy phantom share award.

For additional information on the treatment of our equity-based awards in the Spin-Off, see the section entitled “The Spin-Off—Treatment of Outstanding Equity-Based Awards” beginning on page 72 of this Information Statement.

Q:	What will DT Midstream’s relationship be with DTE Energy following the Spin-Off?

A:

Following the Distribution, DT Midstream and DTE Energy will be separate companies with separate management teams and separate boards of directors and DTE Energy will not own any shares of our common stock. DT Midstream will enter into a Separation and Distribution Agreement with DTE Energy to effect the separation and provide a framework for the relationship between DT Midstream and DTE Energy after the Spin-Off, and will enter into certain other agreements, including a Transition Services Agreement, a Tax Matters Agreement and an Employee Matters Agreement. These agreements will allocate between DT Midstream and DTE Energy the assets, employees, liabilities and obligations of DTE Energy and its subsidiaries attributable to periods prior to, at and after the Distribution, provide for certain services to be delivered on a transitional basis and govern the relationship between DT Midstream and DTE Energy following the Spin-Off. In addition to the aforementioned agreements, we are also currently party to, or intend to enter into, various other agreements with DTE Energy and its subsidiaries, including certain pipelines, gathering and storage services and operating and maintenance agreements, that are intended to continue post-Distribution subject to their existing terms or terms and conditions to be negotiated and agreed to, and we do not consider these agreements to be material to DTE Energy and its subsidiaries. For additional information regarding the Separation and Distribution Agreement, Transition Services Agreement, Tax Matters Agreement and Employee Matters Agreement, see the sections entitled “Risk Factors—Risks Relating to the Spin-Off” and “Certain Relationships and Related Party Transactions” beginning on pages 53 and 172, respectively, of this Information Statement.

Q:	Who will manage DT Midstream following the Spin-Off?

A:

DT Midstream will be led by David Slater, who will be DT Midstream’s President and Chief Executive Officer, Robert Skaggs, Jr., who will be DT Midstream’s Executive Chairman, and Jeffrey Jewell, who will be DT Midstream’s Chief Financial Officer. For more information regarding DT Midstream’s directors and management, see the section entitled “Management” beginning on page 143 of this Information Statement.

Q:	Do I have appraisal rights in connection with the Spin-Off?

A:	No. Holders of DTE Energy common stock are not entitled to appraisal rights in connection with the Spin-Off.

Q:	Who is the transfer agent and registrar for DT Midstream common stock?

A:	Equiniti Trust Company, which we also refer to as “EQ Shareowner Services” in this Information Statement.

Q:	Are there risks associated with owning shares of DT Midstream common stock?

A:

Yes. Our business faces both general and specific risks and uncertainties. Our business also faces risks relating to the Spin-Off. Following the Spin-Off, we will also face risks associated with being an independent, publicly traded company. Accordingly, you should read carefully the information set forth in the section entitled “Risk Factors” beginning on page 29 of this Information Statement.

Q:	Where can I get more information?

A:	If you have any questions relating to the mechanics of the Distribution, you should contact the distribution agent at:

EQ Shareowner Services

1110 Centre Pointe Curve, Suite 101

Mendota Heights, MN 55120

Phone: (866) 388-8558

Before the Spin-Off, if you have any questions relating to the Spin-Off, you should contact DTE Energy at:

Investor Relations, 819 WCB

DTE Energy Company

One Energy Plaza

Detroit, Michigan 48226

Phone: (313) 235-8030

E-mail: Investor_Relations@DTEEnergy.com

After the Spin-Off, if you have any questions relating to DT Midstream, you should contact us at:

Investor Relations

DT Midstream, Inc.

One Energy Plaza

Detroit, Michigan 48226

Phone: (313) 402-8532

E-mail: investor_relations@dtmidstream.com

A link to our investor relations website and additional contact information will be made available at www.DTMidstream.com (which we expect to be operational on or prior to the Distribution Date). Information contained on, or connected to, our website does not and will not constitute part of this Information Statement or the Registration Statement on Form 10, of which this Information Statement is a part, or any other filings with, or any information furnished or submitted to, the SEC.

SUMMARY OF THE SPIN-OFF

Distributing Company	DTE Energy Company, a Michigan corporation that holds all of our common stock issued and outstanding prior to the Distribution. After the Distribution, DTE Energy will not own any shares of our common stock.

Distributed Company	DT Midstream, Inc., a Delaware corporation and a wholly owned subsidiary of DTE Energy. At the time of the Distribution, we will hold, directly or through our subsidiaries, the assets and liabilities of the Midstream Business. After the Spin-Off, we will be an independent, publicly traded company.

Distributed Securities	All shares of our common stock owned by DTE Energy, which will be 100% of our common stock issued and outstanding immediately prior to the Distribution. Based on the approximately 193,727,361 shares of DTE Energy common stock outstanding on March 31, 2021, and applying the distribution ratio pursuant to which, for every two shares of DTE Energy common stock, one share of DT Midstream common stock will be distributed, approximately 96,863,680 shares of DT Midstream common stock will be distributed.

Record Date	The Record Date is the close of business on [ ], 2021.

Distribution Date	The Distribution Date is [ ], 2021.

Distribution Ratio	For every two shares of DTE Energy common stock each DTE Energy shareholder holds on the Record Date, it will receive one share of our common stock. The distribution agent will distribute only whole shares of our common stock in the Spin-Off. See the section entitled “The Spin-Off—Treatment of Fractional Shares” beginning on page 72 of this Information Statement for more detail. Please note that if you sell your shares of DTE Energy common stock on or before the Distribution Date, the buyer of those shares may in some circumstances be entitled to receive the shares of our common stock to be distributed in respect of the DTE Energy shares that you sold. For more information, see the section entitled “The Spin-Off—Trading Prior to the Distribution Date” beginning on page 81 of this Information Statement.

The Distribution	On the Distribution Date, DTE Energy will release the shares of our common stock to the distribution agent to distribute to DTE Energy shareholders. DTE Energy will distribute our shares in book-entry form and thus we will not issue any physical stock certificates. You will not be required to make any payment, surrender or exchange your shares of DTE Energy common stock or take any other action to receive your shares of our common stock.

Fractional Shares	The distribution agent will not distribute any fractional shares of our common stock to DTE Energy shareholders. Instead, the distribution agent will first aggregate fractional shares into whole shares, then sell the whole shares in the open market at prevailing market prices on behalf of DTE Energy shareholders entitled to receive a fractional share, and finally distribute the aggregate cash proceeds of the sales, net of brokerage fees and other costs, pro rata to these holders (net of any required withholding for taxes applicable to each holder). If you receive cash in lieu of fractional shares, you will not be entitled to any interest on the payments. The cash you receive in lieu of fractional shares generally will, for U.S. federal income tax purposes, be taxable as described under the section entitled “The Spin-Off—Material U.S. Federal Income Tax Consequences of the Spin-Off” beginning on page 74 of this Information Statement.

Conditions to the Spin-Off	Completion of the Spin-Off is subject to the satisfaction, or the DTE Energy Board’s waiver, of the following conditions:

•

the DTE Energy Board shall have authorized and approved the Internal Transactions (as described in the section entitled “Certain Relationships and Related Party Transactions—Agreements with DTE Energy—Separation and Distribution Agreement” beginning on page 172 of this Information Statement) and Distribution and not withdrawn such authorization and approval, and shall have declared the dividend of our common stock to DTE Energy shareholders;

•	the ancillary agreements contemplated by the Separation and Distribution Agreement shall have been executed by each party to those agreements;

•	our common stock shall have been accepted for listing on the NYSE or another national securities exchange approved by DTE Energy, subject to official notice of issuance;

•

the SEC shall have declared effective our Registration Statement on Form 10, of which this Information Statement is a part, under the Exchange Act, and no stop order suspending the effectiveness of the Registration Statement shall be in effect and no proceedings for that purpose shall be pending before or threatened by the SEC;

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DTE Energy shall have received the written opinion of Cravath, Swaine & Moore LLP, which shall remain in full force and effect, that, subject to the limitations specified therein and the accuracy of and compliance with certain representations, warranties and covenants, the Distribution will qualify as a distribution to which Section 355(a), Section 355(c) and Section 361 of the Internal Revenue Code apply;

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the DTE Energy Board shall have received one or more opinions (which have not been withdrawn or adversely modified) in customary form from one or more nationally recognized valuation, appraisal or accounting firms or investment banks as to the solvency and financial viability of DTE Energy prior to the Spin-Off and each of DTE Energy and DT Midstream after the consummation of the Spin-Off;

•	the Internal Transactions, including any related debt financing, shall have been completed;

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no order, injunction or decree issued by any governmental authority of competent jurisdiction or other legal restraint or prohibition preventing consummation of the Distribution shall be in effect, and no other event outside the control of DTE Energy shall have occurred or failed to occur that prevents the consummation of the Distribution;

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Bluestone Gas Corporation of New York, Inc., which we refer to as “Bluestone,” DTE Energy and DT Midstream shall have received a satisfactory final order from the New York Public Service Commission relating to the transfer of indirect ownership interests in Bluestone from DTE Energy to DT Midstream;

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no other events or developments shall have occurred prior to the Distribution Date that, in the judgment of the DTE Energy Board, would result in the Distribution having a material adverse effect on DTE Energy or its shareholders;

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prior to the Distribution Date, notice of Internet availability of this Information Statement or this Information Statement shall have been mailed to the holders of DTE Energy common stock as of the Record Date;

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DTE Energy shall have duly elected the individuals to be listed as members of our post-Distribution Board in this Information Statement, and such individuals shall be the members of our Board immediately after the Distribution; provided, however, that to the extent required by any law or requirement of the NYSE or any other national securities exchange, as applicable, the existing directors shall appoint one independent director prior to the date on which “when-issued” trading of our common stock begins and this independent director shall begin his or her term prior to the Distribution and shall serve on our Audit Committee, Corporate Governance Committee and Organization and Compensation Committee; and

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immediately prior to the Distribution Date, our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws, each in substantially the form filed as an exhibit to the Registration Statement on Form 10, of which this Information Statement is a part, shall be in effect.

The fulfillment of the foregoing conditions will not create any obligation on the part of DTE Energy to complete the Spin-Off. We are not aware of any material U.S. federal, foreign or state regulatory requirements with which we must comply, other than SEC rules and regulations, or any material approvals that we must obtain, other than the approval for listing of our common stock and the SEC’s declaration of the effectiveness of the Registration Statement on Form 10, of which this Information Statement is a part, in connection with the Distribution. On April 16, 2021, the New York Public Service Commission issued a satisfactory final order relating to the transfer of indirect ownership interests in Bluestone from DTE Energy to DT Midstream, thereby satisfying the relevant above condition. If the DTE Energy Board waives any condition prior to the effectiveness of the Registration Statement on Form 10, of which this Information Statement is a part, and the result of such waiver is material to DTE Energy shareholders, DTE Energy will file an amendment to the Registration Statement to revise the disclosure in this Information Statement accordingly. In the event that the DTE Energy Board waives a condition after this Registration Statement becomes effective and such waiver is material to DTE Energy shareholders, DTE Energy will communicate such change to DTE Energy shareholders by filing a Current Report on Form 8-K describing the change. For a complete discussion of all of the conditions to the Distribution, see the section entitled “The Spin-Off—Conditions to the Spin-Off” beginning on page 81 of this Information Statement.

In addition, DTE Energy has the right not to complete the Spin-Off if, at any time, the DTE Energy Board determines, in its sole and absolute discretion, that the Spin-Off is not in the best interests of DTE Energy or its shareholders, or is otherwise not advisable. If the Spin-Off is not completed for any reason, DTE Energy and DT Midstream will have incurred significant costs related to the Spin-Off, including fees for consultants, financial and legal advisors, accountants and auditors, that will not be recouped. Total one-time transaction costs associated with the Spin-Off are preliminarily estimated to range from $70 million to $80 million if the Spin-Off is completed, of which DT Midstream is expected to incur approximately $30 million to $35 million of costs and DTE Energy is expected to incur $40 million to $45 million of costs. If the Spin-Off is not completed for any reason, the one-time transaction costs will generally be limited to the transaction costs incurred for services rendered as of the date the Spin-Off is abandoned, which will be less than the ranges noted above. Our management will also have devoted significant time to manage the Spin-Off process, which will decrease the time they will have to manage the business of DTE Energy and DT Midstream.

Trading Market and Ticker Symbol	We intend to file an application to list our common stock on the NYSE under the ticker symbol “DTM.” We anticipate that, on or shortly before the Record Date, trading of shares of our common stock will begin on a “when-issued” basis and will continue up to and including the Distribution Date, and we expect that “regular-way” trading of our common stock will begin the first trading day after the Distribution Date.

We also anticipate that, on or shortly before the Record Date, there will be two markets in DTE Energy common stock: (i) a “regular-way” market on which shares of DTE Energy common stock will trade with an entitlement for the purchaser of DTE Energy common stock to receive shares of our common stock to be distributed in the Distribution, and (ii) an “ex-distribution” market on which shares of DTE Energy common stock will trade without an entitlement for the purchaser of DTE Energy common stock to receive shares of our common stock. For more information, see the section entitled “The Spin-Off—Trading Prior to the Distribution Date” beginning on page 81 of this Information Statement.

Tax Consequences to DTE Energy Shareholders	For U.S. federal income tax purposes, no gain or loss will be recognized by, or be includible in the income of, a U.S. Holder (as defined in the section entitled “The Spin-Off—Material U.S. Federal Income Tax Consequences of the Spin-Off” beginning on page 74 of this Information Statement) as a result of the Distribution, except with respect to any cash received by DTE Energy shareholders in lieu of fractional shares. With respect to Non-U.S. Holders, please see the discussion below under the section entitled “The Spin-Off—Material U.S. Federal Income Tax Consequences of the Spin-Off—Consequences to Holders of DTE Energy Common Stock—Non-U.S. Holders—Distribution of Our Common Stock” beginning on page 76 of this Information Statement. After the Distribution, DTE Energy shareholders generally should allocate their aggregate tax basis in their DTE Energy common stock held immediately before the Distribution between their DTE Energy common stock and our common stock in proportion to their relative fair market values on the date of the Distribution (subject to certain adjustments). See the section entitled “The Spin-Off—Material U.S. Federal Income Tax Consequences of the Spin-Off” beginning on page 74 of this Information Statement for more information regarding the potential tax consequences to you of the Spin-Off.

We urge you to consult your tax advisor as to the specific tax consequences of the Distribution to you, including the effect of any U.S. federal, state, local or foreign tax laws and of changes in applicable tax laws.

Relationship with DTE Energy After the Spin-Off	We intend to enter into several agreements with DTE Energy related to the Spin-Off, which will govern the relationship between DTE Energy and us up to and after completion of the Spin-Off and allocate between DTE Energy and us various assets, liabilities, rights and obligations. These agreements include:

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a Separation and Distribution Agreement that will set forth DTE Energy’s and our agreements regarding the principal actions that both parties will take in connection with the Spin-Off and aspects of our relationship following the Spin-Off;

•	a Transition Services Agreement pursuant to which DTE Energy will provide us specified services on a transitional basis to help ensure an orderly transition following the Spin-Off;

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a Tax Matters Agreement that will govern the respective rights, responsibilities and obligations of DTE Energy and us after the Spin-Off with respect to all tax matters and will include restrictions to preserve the tax-free status of the Distribution; and

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an Employee Matters Agreement that will address employment, compensation and benefits matters, including the allocation and treatment of assets and liabilities relating to employees and compensation and benefits plans and programs in which our employees participate.

In addition to the above agreements, we are also currently party to, or intend to enter into, various other agreements with DTE Energy and its subsidiaries, including certain pipelines, gathering and storage services and operating and maintenance agreements, that are intended to continue post-Distribution subject to their existing terms or terms and conditions to be negotiated and agreed to, and we do not consider these agreements to be material to DTE Energy and its subsidiaries. We describe these arrangements in greater detail under the section entitled “Certain Relationships and Related Party Transactions” beginning on page 172 of this Information Statement and describe some of the risks of these arrangements under the section entitled “Risk Factors—Risks Relating to the Spin-Off” beginning on page 53 of this Information Statement.

Dividend Policy	Following the Distribution, we expect that DT Midstream will initially pay a regular cash dividend on a quarterly basis in an amount based on a dividend coverage ratio of approximately 2.00:1.00. The dividend coverage ratio represents the total Distributable Cash Flow divided by the total dividends paid to shareholders. However, the timing, declaration, amount of and payment of any dividends will be within the discretion of our Board and will depend upon many factors, including our financial condition, earnings, capital requirements of our operating subsidiaries, covenants associated with certain of our debt service obligations, legal requirements, regulatory constraints, industry practice, ability to access capital markets and other factors deemed relevant by our Board. Moreover, if as expected we determine to initially pay a dividend following the Distribution, there can be no assurance that we will continue to pay dividends in the same amounts or at all thereafter. We have not adopted, and do not currently expect to adopt, a separate written dividend policy to reflect our Board’s policy. See the section entitled “Dividend Policy” beginning on page 84 of this Information Statement for more information. See the section entitled “Selected Historical Financial Data—Non-GAAP Financial Information” beginning on page 87 of this Information Statement for its definition and a reconciliation to the most directly comparable GAAP measure.

Transfer Agent	Equiniti Trust Company, which we also refer to as “EQ Shareowner Services” in this Information Statement.

Risk Factors	Our business faces both general and specific risks and uncertainties. Our business also faces risks relating to the Spin-Off. Following the Spin-Off, we will also face risks associated with being an independent, publicly traded company. Accordingly, you should read carefully the information set forth under the section entitled “Risk Factors” beginning on page 29 of this Information Statement.

RISK FACTORS

You should carefully consider the following risks and other information in this Information Statement in evaluating DT Midstream and DT Midstream common stock. Any of the following risks and uncertainties could materially adversely affect our business, financial condition and results of operations. The following risks have generally been separated into three groups: risks relating to our business, risks relating to the Spin-Off and risks relating to our common stock. References to “we,” “our,” “us” and words of similar import in this section refer to DT Midstream and, unless otherwise specified, its unconsolidated joint ventures. We own both wholly owned pipeline and gathering assets which we operate as well as interests in joint venture pipeline assets. For more information, see the sections entitled, “Business—Our Operations and Business Segments” and “Business—Joint Ventures” beginning on pages 104 and 110, respectively, of this Information Statement.

Risks Relating to Our Business

Demand for Our Services and Customer Risks

Any significant decrease in demand or in production of natural gas in our asset footprint could materially adversely affect our business, financial condition and results of operations.

Our business is dependent on the continued availability of and demand for natural gas in our areas of operation, which include the Midwestern U.S., Eastern Canada, Northeastern U.S. and Gulf Coast regions. A reduction in the natural gas volumes supplied by producers could result in reduced throughput on our systems and materially adversely affect our business, financial condition and results of operations. The primary factors affecting our ability to obtain sources of natural gas include (i) the level of successful drilling activity near our systems, (ii) our ability to compete for volumes from successful new wells and (iii) our ability to compete successfully for volumes from sources connected to other pipelines.

To maintain or increase the contracted capacity or the volume of natural gas transported, stored and gathered on our systems and cash flows associated therewith, our customers must continually obtain adequate supplies of natural gas. If new supplies of natural gas are not obtained to replace the natural decline in volumes from existing supply basins in our areas of operation, or if natural gas supplies are diverted to serve other markets, the overall volume of natural gas gathered, transported and stored on our systems would decline, which could materially adversely affect our business, financial condition and results of operations.

Our operations depend, in part, on drilling, capital allocation and production decisions of others.

Our operations are dependent on the continued availability of natural gas. We have no control over the level of drilling activity in our areas of operation, the amount of reserves associated with wells connected to our gathering systems, or the rate at which production from wells decline. In addition, as the rate at which production from existing wells and natural gas supply basins with access to our systems naturally declines over time, our revenue associated with those wells will also decline. The amount of natural gas reserves underlying these wells may also be less than anticipated, and the rate at which production from these reserves declines may be greater than anticipated.

Additionally, we have no control over producers or their drilling or production decisions, which are affected by, among other things:

•	the availability and cost of capital and producers’ capital allocation decisions;

•	producers’ focus on generating positive cash flow;

•	prevailing and projected energy prices;

•	demand for hydrocarbons;

•	levels of reserves;

•	producers’ contractual obligations to us and other midstream companies;

•	geological considerations;

•	global or national health events, including epidemics and pandemics such as the ongoing COVID-19 pandemic;

•	environmental or other governmental regulations;

•	the availability of drilling permits; the availability of drilling rigs and crew; and

•	other production and development costs.

We depend on three key customers, Indigo Natural Resources, LLC and/or its affiliates, which we refer to as “Indigo,” Southwestern Energy Company and/or its affiliates, which we refer to as “Southwestern,” and Antero Resources Corporation and/or its affiliates, which we refer to as “Antero,” for 37%, 31% and 11% of our revenues, respectively, for the fiscal year ended December 31, 2020. The loss of, or reduction in volumes from, any of these customers could result in a decline in demand for our services and materially adversely affect our business, financial condition and results of operations.

Indigo, Southwestern and Antero accounted for approximately 37%, 31% and 11% of our revenues, respectively, for the fiscal year ended December 31, 2020. We account for our unconsolidated joint ventures as equity method investments in accordance with GAAP. Accordingly, we do not include our proportionate share of the revenues generated by our unconsolidated joint ventures in our operating revenues. The loss of all or even a portion of the contracted volumes of these or other customers, the failure to extend or replace these contracts or the extension or replacement of these contracts on less favorable terms, as a result of competition, creditworthiness, reduced production or otherwise, could materially adversely affect our business, financial condition and results of operations. If we lose all or even a portion of the contracted volumes of these or other customers and we are not able to contract for comparable volumes from other customers at favorable rates, such failure to extend or replace these contracts or the extension or replacement of these contracts on less favorable terms as a result of competition, creditworthiness, reduced production or otherwise could materially adversely affect our business, financial condition and results of operations.

We may be unable to renew or replace expiring contracts at favorable rates or on a long-term basis.

One of our exposures to market risk occurs at the time our existing contracts, including both our contracts with existing customers and our contracts with our suppliers and other counterparties, expire and are subject to renegotiation and renewal. For example, for the fiscal year ended December 31, 2020, approximately 70% of our revenue was generated under firm revenue contracts with an average tenor of 9 years. We account for our unconsolidated joint ventures as equity method investments in accordance with GAAP. Accordingly, we do not include our proportionate share of the revenues generated by our unconsolidated joint ventures in our operating revenues. Firm revenue contracts are typically long-term and can include minimum volume commitments, which we refer to as “MVCs,” and demand charges, which provide for fixed revenue commitments regardless of the market value or volumes of natural gas that flow on the system. We may not be able to renew or replace these contracts at expiration and our efforts to negotiate for similar fixed revenue commitments may not be successful, which could cause our exposure to commodity price risk to change or adversely affect the stability of our cash flows. The extension or replacement of existing contracts depends on a number of factors beyond our control, including:

•	the level of existing and new competition to provide services to our markets;

•	the macroeconomic factors affecting natural gas and other economics for our current and potential counterparties;

•	the balance of supply and demand, on a short-term, seasonal and long-term basis, in our markets;

•	the extent to which our counterparties are willing and able to contract on a long-term basis;

•	changes in upstream and downstream pipeline capacity, which could impact our ability to contract for transportation services;

•	basis differentials between the market location and location of natural gas supplies; and

•	the effects of U.S. federal, state or local regulations on the contracting practices of our counterparties.

Any failure to extend or replace a significant portion of our existing contracts or extending or replacing them at unfavorable or lower rates or with lower or no associated fixed revenue commitments, could materially adversely affect our business, financial condition and results of operations.

Our contract counterparties may suspend, reduce or terminate their obligations in certain circumstances, including events of force majeure, which could materially adversely affect our business, financial condition and results of operations.

Our commercial agreements with our key customers, including Indigo, Southwestern and Antero, generally provide that the counterparty may, depending on the commercial agreement, suspend, reduce or terminate its obligations to us under the applicable agreement, including the requirement to pay the fees associated with applicable MVCs in the event of a material breach of the agreement by us or the occurrence of certain force majeure events, including events affecting pipelines and facilities downstream from our or our key customer’s assets, that would prevent us or the counterparty from performing our or its obligations under the applicable agreement.

Other examples of force majeure events that may materially impact or completely prevent a counterparty from performing its obligations under our commercial agreements include extreme weather events from possible future climate change, outbreaks of an infectious disease, pandemic or any other serious public health concern, war, terrorism and labor strikes. More specifically, some of our customers’ liquefied natural gas, which we refer to as “LNG,” export counterparties may terminate contracts if certain LNG terminals experience delays for longer than a predetermined period of time, fail to redeliver a specified amount of natural gas in accordance with required redelivery nominations or fail to accept and unload a specified number of proposed LNG cargoes.

Accordingly, there exists a broad range of events that could result in our being unable to utilize our assets, and our key customers no longer having an obligation to meet their MVCs or pay the amounts otherwise owing under the applicable agreement. Furthermore, a single event relating to Indigo, Southwestern or Antero could have a material impact on multiple of our commercial agreements with Indigo, Southwestern or Antero, as the case may be. Any reduction, suspension or termination of any of our commercial agreements could materially adversely affect our business, financial condition and results of operations.

If third-party pipelines and other facilities interconnected to our assets become unavailable to transport natural gas, our business, financial condition and results of operations could be materially adversely affected.

We depend upon third-party pipelines and other facilities that provide receipt and delivery options to and from our assets. For example, our pipelines interconnect with multiple interstate pipelines in the Midwestern U.S., Eastern Canada, Northeastern U.S. and Gulf Coast regions and a significant number of intrastate pipelines. Because we do not own these third-party pipelines or facilities, their continuing operation is not within our control. If these pipeline connections were to become unavailable for current or future volumes of natural gas due to testing, turnarounds, repairs, maintenance, damage, reduced operating pressure, lack of capacity, regulatory requirements or any other reason, our ability to operate efficiently and continue shipping natural gas to end markets could be restricted, thereby reducing our revenues. Any temporary or permanent interruption at any key pipeline interconnect or other downstream facility utilized to move our customers’ product to their end destination that causes a material reduction in volumes transported on our pipelines could materially adversely affect our business, financial condition and results of operations.

In addition, the rates charged by treating plants, pipelines and other facilities interconnected to our assets affect the utilization and value of our services. Significant changes in the rates charged by these third parties, or the rates charged by the third parties that own “downstream” assets required to move commodities to their final destinations, could materially adversely affect our business, financial condition and results of operations.

Other Strategic and Operational Risks

Our operations are subject to operational hazards, unforeseen interruptions and damage caused by third parties and natural events. If a significant accident or event occurs that results in a business interruption or damage to our pipelines, storage and gathering systems, the facilities of our customers or other interconnected pipelines and facilities, our business, financial condition and results of operations could be materially adversely affected.

Our operations, our customers’ operations and other interconnected pipelines and facilities are subject to many hazards, including:

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damage to pipelines, facilities, equipment, environmental controls and surrounding properties caused by hurricanes, earthquakes, tornadoes, abnormal amounts of rainfall, floods, fires, wildfires, droughts, landslides, subsidence and other natural disasters, explosions and acts of sabotage, vandalism and terrorism;

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leaks, migrations or losses of natural gas and other hydrocarbons, water, brine, other fluids and hazardous chemicals that we handle in our treating and other operations as a result of the malfunction of equipment, facilities or reservoir containment and, with respect to storage assets, as a result of undefined boundaries, geologic anomalies, natural pressure migration and wellbore migration;

•	inadvertent damage from third parties, including from construction, farm and utility equipment;

•	uncontrolled releases of natural gas and other hydrocarbons;

•	ruptures, fires and explosions;

•	product and waste spills and unauthorized discharges of products, wastes and other pollutants into the surface and subsurface environment, resulting in environmental pollution;

•	pipeline freeze-offs due to cold weather;

•	operator error;

•	aging infrastructure, mechanical or other performance problems;

•	damages to and loss of availability of interconnecting third-party pipelines, railroads and terminals; and

•	disruption or failure of information technology systems and network infrastructure due to various causes, including unauthorized access or attack and inadvertent employee error.

These risks could result in loss of human life, personal injuries, significant damage to property, environmental pollution, impairment of our operations, regulatory investigations and penalties and substantial losses to us. The location of certain segments of our systems in or near populated areas, including residential areas, commercial business centers and industrial sites, could increase the damages resulting from these risks. Accidents or other operating risks could further result in loss of service available to our customers. Such circumstances, including those arising from maintenance and repair activities, could result in service interruptions on segments of our systems. Potential customer impacts arising from service interruptions on segments of our systems could include limitations on our ability to satisfy customer requirements; obligations to provide reservation charge credits to customers in times of constrained capacity; and solicitation of our existing customers by others for potential new projects that would compete directly with our existing services. Such circumstances could adversely impact our ability to meet contractual obligations and retain customers. In spite of any precautions taken, the occurrence of an event such as those described above that is not fully covered by insurance could materially adversely affect our business, financial condition and results of operations.

In addition, these risks could materially impact or completely prevent our customers’ from performing their respective obligations under our commercial agreements, which, in turn, could materially adversely affect our business, financial condition and results of operations. See also “—Our contract counterparties may suspend, reduce or terminate their obligations in certain circumstances, including events of force majeure, which could materially adversely affect our business, financial condition and results of operations” beginning on page 31 of this Information Statement.

Expansion projects or acquisitions that are expected to be accretive may nevertheless reduce our cash from operations and could materially adversely affect our business, financial condition and results of operations.

Even if we complete expansion projects or acquisitions that we believe will be accretive, these expansion projects or acquisitions may nevertheless reduce our cash from operations and could materially adversely affect our business, financial condition and results of operations. Any expansion project or acquisition involves potential risks, including, among other things:

•	service interruptions or increased downtime associated with our projects;

•	a decrease in our liquidity as a result of our using a significant portion of our available cash or borrowing capacity to finance the project or acquisition;

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an inability to complete expansion projects or acquisitions on schedule or within the budgeted cost due to the unavailability of required construction personnel or materials, accidents, weather conditions or an inability to obtain necessary rights-of-way, real-estate rights or permits or other government approvals, including approvals by regulatory agencies, among other factors;

•	the assumption of unknown liabilities when making acquisitions for which we are not indemnified or for which our indemnity is inadequate;

•	the diversion of our management’s attention from other business concerns;

•	mistaken assumptions about the overall costs of equity or debt, demand for our services, supply volumes, reserves, revenues and costs, including synergies and potential growth;

•	an inability to secure adequate customer commitments to use the expanded or acquired systems or facilities;

•	an inability to successfully integrate the businesses we build or acquire;

•	an inability to receive cash flows from a newly built asset until it is operational; and

•	unforeseen difficulties operating in new product areas or new geographic areas.

We have entered into joint ventures, and may in the future enter into additional or modify existing joint ventures, that might restrict our operational and corporate flexibility. In addition, these joint ventures are subject to most of the same operational risks to which we are subject.

We conduct a meaningful portion of our operations through joint ventures with third parties, including through our interests in the Stonewall Gas Gathering Lateral Pipeline, Vector Pipeline, Millennium Pipeline, NEXUS Gas Transmission Pipeline, Generation Pipeline and South Romeo Gas Storage Corporation, and we may enter into additional joint venture arrangements in the future. Generally, we do not operate the assets owned by these joint ventures and our control over their operations is limited by the applicable governing provisions of such joint venture agreements. In certain cases, we:

•	could have limited ability to influence or control certain day-to-day activities affecting the operations;

•	could have limited control on the amount of capital expenditures that we are required to fund with respect to these operations;

•	could have limited control on the amount of cash we will receive from the joint venture;

•	could be dependent on third parties to fund their required share of capital expenditures;

•	could be exposed to third party credit risk through our contractual arrangements with our joint venture partners;

•	may be subject to restrictions or limitations on our ability to sell or transfer our interests in the jointly owned assets; and

•	may be required to offer business opportunities to the joint venture, or rights of participation to other joint venture partners or participants in certain areas of mutual interest.

In addition, our joint venture arrangements may involve risks not otherwise present when operating assets directly, including, for example:

•	our joint venture partners may share certain approval rights over major decisions;

•	our joint venture partners may not pay their share of the joint venture’s obligations, leaving us liable for their shares of joint venture liabilities;

•	we may incur liabilities as a result of an action taken by our joint venture partners;

•	we may be required to devote significant management time to the requirements of and matters relating to the joint ventures;

•	our insurance policies may not fully cover loss or damage incurred by both us and our joint venture partners in certain circumstances;

•	our joint venture partners may be in a position to take actions contrary to our instructions or requests or contrary to our policies or objectives; and

•	disputes between us and our joint venture partners may result in delays, litigation or operational impasses.

The risks described above or the failure to continue our joint ventures or to resolve disagreements with our joint venture partners could adversely affect our ability to conduct business that is the subject of a joint venture, which could in turn materially adversely affect our business, financial condition and results of operations. In addition, these joint ventures are subject to most of the same operational risks to which we are subject and the impact of any these operational risks on our joint ventures’ respective business, financial condition or results of operations could in turn materially adversely affect our business, financial condition and results of operations.

We do not own the majority of the land on which assets are located, which could disrupt our current and future operations.

We do not own the majority of the land on which our assets are located, and we are therefore subject to the possibility of more onerous terms and increased costs or delays to retain necessary land use rights required to conduct our operations if we do not have valid rights-of-way, if such rights-of-way lapse or terminate or if our facilities are not properly located within the boundaries of such rights-of-way. Although many of these rights are perpetual in nature, we occasionally obtain the rights to construct and operate our assets on land owned by third parties and governmental agencies for a specific period of time. In certain instances, our rights-of-way may be subordinate to that of government agencies, which could result in costs or interruptions to our service. If we were to be unsuccessful in negotiating or renegotiating rights-of-way, we might have to institute condemnation proceedings on our Federal Energy Regulatory Commission, which we refer to as “FERC,” regulated assets or relocate our facilities for non-regulated assets. Restrictions on our ability to use our rights-of-way, through our inability to renew right-of-way contracts or otherwise, or a relocation could materially adversely affect our business, financial condition and results of operations. Additionally, even when we own an interest in the land on which our assets are located, agreements with correlative rights owners may require us to relocate pipelines and facilities, shut in storage facilities to facilitate the development of the correlative rights owners’ estate or pay the correlative rights owners the lost value of their estate if they are not willing to accommodate development.

We face and will continue to face opposition to the development or operation of our assets from various groups.

We face and will continue to face opposition to the development or operation of our assets from environmental groups, landowners, local and national groups, activists and other advocates. Such opposition could take many forms, including organized protests, attempts to block, vandalize or sabotage our development or operations, intervention in regulatory or administrative proceedings involving our assets directly or indirectly, lawsuits, legislation or other actions designed to prevent, disrupt or delay the development or operation of our assets and business. For example, repairing our pipelines often involves securing consent from individual landowners to access their property and one or more landowners may resist our efforts to make needed repairs, which could lead to an interruption in the operation of the affected pipeline or other facility for a period of time that is significantly longer than would have otherwise been the case. In addition, acts of sabotage or eco-terrorism could cause significant damage or injury to people, property or the environment or lead to extended interruptions of our operations. Any such event that delays or interrupts the revenues generated, or expected to be generated, by our operations, or which causes us to make significant expenditures not covered by insurance, could materially adversely affect our business, financial condition and results of operations.

The expansion of our existing assets and construction of new assets is subject to regulatory, environmental, political, legal and economic risks, which could materially adversely affect our business, financial condition and results of operations. If we are unable to complete expansion projects, our future growth may be limited.

We may be unable to complete successful, accretive expansion projects for many reasons, including an inability to identify attractive expansion projects; an inability to successfully integrate the infrastructure we build; an inability to raise financing for expansion projects on economically acceptable terms; and because some of our competitors may be better positioned to compete for certain expansion projects that we believe would be accretive. In addition, the construction of additions or modifications to our existing energy infrastructure assets, and the construction of other new energy infrastructure assets, involve numerous regulatory, environmental, political and legal uncertainties beyond our control. The development and construction of pipeline and gathering infrastructure and storage facilities expose us to construction risks such as:

•	the failure of third parties to meet their contractual requirements;

•	delays caused by landowners;

•	advocacy groups or activists opposed to the natural gas industry;

•	environmental hazards;

•	vandalism;

•	adverse weather conditions;

•	the performance of third-party contractors;

•	the lack of available skilled labor, equipment and materials; and

•	the inability to obtain necessary rights-of-way or approvals and permits from regulatory agencies on a timely basis or at all (and maintain such rights-of-way, approvals and permits once obtained).

If we undertake these projects they may not be completed on schedule, at the budgeted cost or at all. Moreover, our revenues may not increase immediately upon the expenditure of funds on a particular project. For instance, if we expand a new pipeline, the construction may occur over an extended period of time, and we will not receive any material increases in revenues from such project until the project is completed. As a result, new facilities may not be able to attract enough throughput to achieve our expected investment return, which could materially adversely affect our business, financial condition and results of operations.

Certain of our internal growth projects may require regulatory approval from U.S. federal and state authorities and Canadian authorities prior to construction. The approval process for storage and transportation projects located in the Northeast has become increasingly challenging, due in part to state and local concerns related to unregulated exploration and production and gathering activities in new production areas, including the Marcellus/Utica shale formations. Such authorization may not be granted or, if granted, such authorization may include burdensome or expensive conditions.

Failure to retain and attract key executives and other skilled professional and technical employees could materially adversely affect our business, financial condition and results of operations.

Our business is dependent on our ability to attract, retain and motivate employees. We rely on our management team, which has significant experience in the midstream industry, to manage our day-to-day affairs and establish and execute our strategic and operational plans. The loss of any of our key executives or the failure to fill new positions created by expansion, turnover or retirement could adversely affect our ability to implement our business strategy. In addition, our operations require engineers, operational and field technicians and other highly skilled employees. Competition for experienced executives and skilled employees in some areas is high and we may experience difficulty in recruiting and retaining employees, particularly given the Spin-Off. In addition, certain circumstances, such as an aging workforce without appropriate replacements, a mismatch of existing skill sets to future needs or the unavailability of contract resources may lead to operating challenges such as a lack of resources, loss of knowledge or a lengthy time period associated with skill development. Our costs, including costs for contractors to replace employees, productivity costs and safety costs, may rise. Failure to hire and adequately train replacement employees, including the transfer of significant internal historical knowledge and expertise to new employees, or the future availability and cost of contract labor may adversely affect our ability to manage and operate our business. Failure to successfully attract and retain an appropriately qualified workforce could materially adversely affect our business, financial condition and results of operations.

If our intangible assets or goodwill become impaired, we may be required to record a charge to earnings.

We annually review the carrying value of goodwill associated with acquisitions we have made for impairment. Our intangible assets and goodwill are also reviewed whenever events or circumstances indicate that the carrying value of these assets may not be recoverable. Factors that may be considered for purposes of this analysis include a decline in stock price and market capitalization, slower industry growth rates, changes in cost of capital or material changes with customers or contracts that could negatively impact future cash flows. We cannot predict the timing, strength or duration of such changes or any subsequent recovery. If the carrying value of any of our intangible assets or goodwill is determined to be not recoverable, we may take a non-cash impairment charge, which could materially adversely affect our business, financial condition and results of operations.

The lack of diversification of our assets and geographic locations could materially adversely affect our business, financial condition and results of operations.

We rely primarily on revenues generated from our pipeline, storage and gathering systems, substantially all of which are located in the Midwestern U.S., Eastern Canada, Northeastern U.S. and Gulf Coast regions. Due to our lack of diversification in assets and geographic location, an adverse development in these businesses or our areas of operations, including adverse developments due to catastrophic events, weather, regulatory action, state and local political activities, availability of equipment and personnel, local prices, producer liquidity and decreases in demand for natural gas could have a more significant impact on our business, financial condition and results of operations than if we maintained more diverse assets and locations.

Liquidity, Credit and Financial Risks

Our business is expected to have a higher cost of capital than DTE Energy and we may not have access to financing sources on favorable terms, or at all, which could materially adversely affect our business, financial condition and results of operations.

Following the Spin-Off, the cost of capital for our business is expected to be higher than DTE Energy’s cost of capital prior to the Spin-Off and will depend, in part, on:

•	our credit ratings;

•	general market conditions;

•	the market’s perception of our business risk and growth potential;

•	our current debt levels;

•	our current and expected future earnings;

•	our cash flow; and

•	the market price per share of our common stock.

Credit rating agencies perform an independent analysis when assigning credit ratings. This analysis includes a number of criteria such as business composition, market and operational risks, as well as various financial tests. Credit rating agencies continue to review the criteria for industry sectors and various debt ratings and may make changes to those criteria from time to time. Credit ratings are subject to revision or withdrawal at any time by the ratings agencies.

In part based on our current credit ratings, potential lenders may be unwilling or unable to provide us with financing that is attractive to us, may increase collateral requirements or may charge us prohibitively high fees in order to obtain financing. Consequently, our ability to access the credit market in order to attract financing on reasonable terms may be adversely affected. Depending on market conditions at the relevant time, we may have to rely more heavily on additional equity financings or on less efficient forms of debt financing that require a larger portion of our cash flow from operations, thereby reducing funds available for our operations, future business opportunities and other purposes. We may not have access to such equity or debt capital on favorable terms, at the desired times, or at all. In addition, declines in our credit ratings may influence our suppliers’ and customers’ willingness to transact with us and we may be required to make prepayments or provide security to satisfy credit concerns.

Fluctuations in energy prices could materially adversely affect our business, financial condition and results of operations.

Fluctuations in energy prices can greatly affect the development of new natural gas reserves. Drilling and production activity generally change as commodity prices decrease. In general terms, the prices of natural gas, oil and other hydrocarbon products fluctuate in response to changes in supply and demand, market uncertainty and a variety of additional factors that are beyond our control. These factors include:

•	worldwide political and economic conditions;

•	weather conditions and seasonal trends;

•	the ability to develop recently discovered fields or deploy new technologies to existing fields;

•	the levels of domestic production and consumer demand;

•	the levels of associated gas production from the Permian Basin and similar basins;

•	new exploratory finds of natural gas;

•	the availability of imported and exported natural gas, LNG and other commodities;

•	the ability to export LNG;

•	the availability of transportation systems with adequate capacity;

•	the volatility and uncertainty of regional pricing differentials and premiums;

•	the price and availability of alternative fuels;

•	the effect of energy conservation measures;

•	the nature and extent of governmental regulation and taxation; and

•	the anticipated future prices of natural gas, LNG and other commodities.

Sustained declines in natural gas prices could have a negative impact on exploration, development and production activity and could lead to a material decrease in such activity, which could result in reduced throughput on our systems and materially adversely affect our business, financial condition and results of operations. See also “—Any significant decrease in demand or in production of natural gas in our asset footprint could materially adversely affect our business, financial condition and results of operations” beginning on page 29 of this Information Statement.

We are exposed to our customers’ credit risk and our credit risk management and contractual terms may be inadequate to protect against such risk.

We are subject to the risk of loss resulting from nonpayment or nonperformance by our customers in the ordinary course of our business. While some of our customers are rated investment grade, others have sub-investment grade ratings (including three of our key customers, Indigo, Southwestern and Antero). These customers are otherwise considered creditworthy or are required to make prepayments or provide security to satisfy credit concerns. However, our credit procedures and policies may not be adequate to fully eliminate customer credit risk. If we fail to adequately assess the creditworthiness of existing or future customers, the unanticipated deterioration in their creditworthiness and any resulting increase in nonpayment or nonperformance by them could materially adversely affect our business, financial condition and results of operations.

We may not have sufficient cash from operations following the establishment of cash reserves and payment of costs and expenses to enable us to pay dividends to our shareholders.

The amount of cash we generate from our operations will fluctuate based on, among other things:

•	the rates we charge and revenues we realize for our pipeline, storage and gathering services;

•	the level of firm pipeline, storage and gathering capacity sold and volumes of natural gas we transport, store and gather for our customers;

•	the operational performance and efficiency of our assets and third-party assets that provide services to us;

•	our ability to successfully implement or execute on our business plan;

•

regional, domestic and foreign supply and perceptions of supply of natural gas; the level of demand and perceptions of demand in our end-use markets (which may be met or otherwise affected by production of associated gas and the availability of such gas in our end-use markets); and actual and anticipated future prices of natural gas and other commodities (and the volatility thereof), which may impact, among other things, production volumes, customer financial health and our ability to renew and replace firm agreements;

•

legislative or regulatory action affecting the demand for natural gas, the supply of natural gas, the rates we can charge, how we contract for services, our existing contracts, operating costs and operating flexibility;

•

the imposition of requirements by state agencies that materially reduce the demand of our customers, such as local distribution companies, which we refer to as “LDCs,” and electric power generators, for our pipeline services;

•	the relationship among prices for natural gas;

•

to the extent we utilize commodity hedging in the ordinary course of our business, cash calls and settlements of hedging positions and the success of our commodity hedging programs in mitigating fluctuations in commodity prices;

•	fluctuations in interest rates and the settlement of interest rate hedging positions utilized to mitigate interest rate risk;

•	the level of competition from other companies offering midstream services;

•	the availability and price of alternative and competing fuel sources, and the rates of growth of alternative energy sources and consumer adoption of alternative energy sources relative to natural gas;

•	the creditworthiness and defaults, if any, of our customers;

•	restrictions contained in our joint venture agreements;

•	the amount and timing of distributions, if any, received by us under our joint venture agreements;

•	the level of our operating and maintenance and general and administrative costs;

•	regulatory and economic limitations on the development of LNG export terminals in the Gulf Coast region;

•	changes in insurance markets and the level, types and costs of coverage available, and the financial ability of our insurers to meet their obligations;

•	nonperformance by, or disputes with or changes in contract terms with, major customers, suppliers, dealers, distributors or other business partners;

•

natural disasters, weather-related delays, casualty losses, third-party opposition to our operations in the form of protests, sabotage, intervention in regulatory or administrative proceedings or lawsuits and other matters beyond our control;

•	changes in, or new, statutes, regulations, governmental policies and taxes, or their interpretations; and

•	prevailing economic conditions.

In addition, the actual amount of cash we have available for the payment of dividends will depend on other factors, including:

•	the amount of our cash reserves and our cash flows, including cash flow from operations and working capital borrowings;

•	the level and timing of capital expenditures and capital contributions we make, including construction costs;

•	our ability to successfully identify and consummate any strategic acquisitions, joint ventures and other transactions, and to successfully integrate any acquisitions into our business;

•	the cost and form of payment for acquisitions, joint ventures and other transactions;

•	fluctuations in our working capital needs;

•	liquidity and financing requirements, including our ability to borrow funds and access capital markets on satisfactory terms or at all;

•	our debt service requirements and other liabilities; and

•	restrictions contained in our existing or future debt agreements, including our senior notes and credit facilities, and joint venture agreements.

Our existing and future level of debt may limit our flexibility to obtain additional financing and to pursue other business opportunities.

At the time of the Spin-Off, we expect to have approximately $3.10 billion of senior notes and a term loan outstanding in addition to a $750 million revolving credit facility. Our existing and future level of debt could have important consequences to us, including the following:

•

our ability to obtain additional financing, if necessary, for working capital, capital expenditures, acquisitions or other purposes may be impaired, or such financing may not be available on favorable terms;

•

the funds that we have available for operations and payment of dividends to shareholders will be reduced by that portion of our cash flow required to make principal and interest payments on outstanding debt; and

•	our debt level could make us more vulnerable than our competitors with less debt to competitive pressures or a downturn in our business or the economy generally.

Our ability to service our debt will depend upon, among other things, our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control. In addition, our ability to service debt under our revolving credit facility, our term loan facility and other debt facilities with floating rate terms will depend on market interest rates, since we anticipate that the interest rates applicable to our borrowings will fluctuate with movements in interest rate markets. If our operating results are not sufficient to service our current or future indebtedness, we will be forced to take actions such as reducing dividends, reducing or delaying our business activities, acquisitions, investments or capital expenditures, selling assets, restructuring or refinancing our debt, or seeking additional equity capital. We may not be able to effect any of these actions on satisfactory terms, or at all.

Increases in interest rates could increase our interest expense and may adversely affect our cash flows, our ability to service our indebtedness and our ability to pay dividends to our shareholders.

At the time of the Spin-Off, we expect to have approximately $3.10 billion of senior notes and a term loan outstanding in addition to a $750 million revolving credit facility. Our term loan and borrowings under our revolving credit facility have, and we may in the future enter into debt instruments with, variable interest rates. Increases in interest rates on variable rate debt will increase our interest expense, unless we make arrangements to hedge the risk of rising interest rates. These increased costs could reduce our profitability, impair our ability to meet our debt obligations, increase the cost of financing and materially adversely affect our business, financial condition and results of operations. An increase in interest rates also could limit our ability to refinance existing debt upon maturity or cause us to pay higher rates upon refinancing.

Restrictions under our new or any future credit facilities and senior notes could adversely affect our business, financial condition, results of operations and ability to pay dividends to our shareholders.

We expect to enter into new term loan and revolving credit facilities and senior notes that will become effective as of the Distribution Date. We expect that our new credit facilities, any future credit facility we may enter into and the indenture governing our senior notes will be likely to limit our ability to, among other things:

•	incur additional indebtedness or guarantee other indebtedness;

•	grant liens or make certain negative pledges;

•	make certain dividends or investments;

•	engage in transactions with affiliates;

•	transfer, sell or otherwise dispose of all or substantially all of our assets; or

•	enter into a merger, consolidate, liquidate, wind up or dissolve.

Furthermore, our new credit facilities or any future credit facility we may enter into may also contain covenants requiring us to maintain certain financial ratios and tests. Our ability to comply with the covenants and restrictions contained in our credit facilities and in the indenture governing our senior notes may be affected by events beyond our control. If market or other economic conditions deteriorate, our ability to comply with these covenants may be impaired. If we violate any of the restrictions, covenants, ratios or tests in the applicable credit facility, the lenders will be able to accelerate the maturity of all borrowings under the credit facility and demand repayment of amounts outstanding, and our lenders’ commitment to make further loans to us may terminate and we will be prohibited from making any dividends to our shareholders. We might not have, or be able to obtain, sufficient funds to make these accelerated payments. Any subsequent replacement of our credit facilities or any new indebtedness could have similar or greater restrictions. For more information, see the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Capital Resources and Liquidity” beginning on page 136 of this Information Statement.

Regulatory Risks

The adoption of legislation and introduction of regulations relating to hydraulic fracturing and the enactment of new or increased severance taxes and impact fees on natural gas production could cause our current and potential customers to reduce the number of wells or curtail production of existing wells. If reductions are significant for those or other reasons, the reductions could materially adversely affect our business, financial condition and results of operations.

The U.S. Congress has from time to time considered the adoption of legislation to provide for U.S. federal regulation of hydraulic fracturing, while a growing number of states, including some of those in which we operate, have adopted, and other states are considering adopting, regulations that could impose more stringent disclosure and well construction requirements on hydraulic fracturing operations. Some states, such as Pennsylvania, have imposed fees on the drilling of new unconventional oil and gas wells. States could elect to prohibit hydraulic fracturing altogether, as was announced in December 2014 with regard to hydraulic fracturing activities in New York. Also, certain local governments have adopted, and additional local governments may further adopt, ordinances within their jurisdictions regulating the time, place and manner of drilling activities in general or hydraulic fracturing activities in particular. Further, several U.S. federal governmental agencies have conducted or are conducting reviews and studies on the environmental aspects of hydraulic fracturing, including the Environmental Protection Agency, which we refer to as the “EPA.” For example, in December 2016, the EPA issued its final report on a study it had conducted over several years regarding the effects of hydraulic fracturing on drinking water sources. The final report, contrary to several previously published draft reports issued by the EPA, found instances in which impacts to drinking water may occur. However, the report also noted significant data gaps that prevented the EPA from determining the extent or severity of these impacts. The results of such reviews or studies could spur initiatives to further regulate hydraulic fracturing.

State and U.S. federal regulatory agencies recently have focused on a possible connection between hydraulic fracturing-related activities and the increased occurrence of seismic activity. In a few instances, operators of injection disposal wells in the vicinity of seismic events have been ordered to reduce injection volumes or suspend operations. These developments could result in additional regulation and restrictions on the use of injection disposal wells and hydraulic fracturing. Such regulations and restrictions could cause delays and impose additional costs and restrictions on us and our customers.

The adoption of new laws, regulations or ordinances at the U.S. federal, state or local levels imposing more stringent restrictions on hydraulic fracturing could make it more difficult for our customers to complete natural gas wells, increase customers’ costs of compliance and doing business, and otherwise adversely affect the hydraulic fracturing services they perform, which could negatively impact demand for our services.

Furthermore, the tax laws, rules and regulations that affect our customers are subject to change. For example, Pennsylvania’s governor has in recent legislative sessions proposed legislation to impose a state severance tax on the extraction of natural resources, including natural gas produced from the Marcellus/Utica shale formations, either in replacement of or in addition to the existing state impact fee. In late January 2021, Pennsylvania’s governor announced he was re-proposing legislation to enact a severance tax to fund COVID-19 relief measures. Pennsylvania’s legislature has not thus far advanced any of the governor’s severance tax proposals; however, severance tax legislation may continue to be proposed in future legislative sessions. Any such tax increase or change could adversely impact the earnings, cash flows and financial position of our customers and cause them to reduce their drilling in the areas in which we operate.

Other governmental agencies, including the U.S. Department of Energy, have evaluated or are evaluating various other aspects of hydraulic fracturing. These completed, ongoing or proposed studies, depending on their degree of pursuit and any meaningful results obtained, could spur initiatives to further regulate hydraulic fracturing or other regulatory mechanisms.

Our operations are subject to environmental laws and regulations that may expose us to significant costs and liabilities and changes in these laws could materially adversely affect our business, financial condition and results of operations.

Our natural gas pipeline, storage and gathering activities are subject to stringent and complex U.S. federal, state and local environmental laws and regulations relating to air quality, water quality, waste management, wildlife conservation, natural resources and worker health and safety. As with the industry generally, compliance with current and anticipated environmental laws and regulations increases our overall cost of business, including our capital costs to construct, maintain and upgrade pipelines and other facilities, or even cause us not to pursue a project. For instance, we may be required to obtain and maintain permits and other approvals issued by various U.S. federal, state and local governmental authorities; monitor for, limit or prevent releases of materials from our operations in accordance with these permits and approvals; install pollution control equipment or replace aging pipelines and other facilities; limit or prohibit construction activities in sensitive areas such as wetlands, wilderness or urban areas or areas inhabited by endangered or threatened species; incur potentially substantial new obligations or liabilities for any pollution or contamination that may result from our operations and apply health and safety criteria addressing worker protections. In addition, compliance with laws, regulations or other legal requirements could subject us to claims for personal injuries, property damage and other damages.

Moreover, new, modified or stricter environmental laws, regulations or enforcement policies, including climate change laws and regulations restricting emissions of greenhouse gas, which we refer to as “GHG,” could be implemented that significantly increase our compliance costs, pollution mitigation costs, or the cost of any remediation of environmental contamination that may become necessary, and these costs could be material. For example, in response to findings that emissions of carbon dioxide, methane and other GHGs present an endangerment to public health and the environment, in May 2016, the EPA issued final New Source Performance Standards, known as Subpart OOOOa, governing methane emissions imposing more stringent controls on methane and volatile organic compounds emissions at new and modified oil and natural gas production, treating, storage and transmission facilities. These rules have required changes to our operations, including the installation of new equipment to control emissions. In September 2020, the EPA finalized amendments to the 2016 standards that removed the transmission and storage segment from the oil and natural gas source category and rescinded the methane-specific requirements for production and processing facilities. However, several lawsuits have been filed challenging these amendments and, on January 20, 2021, President Biden signed an executive order calling for the suspension, revision or recission of the September 2020 rule and the reinstatement or issuance of standards for new, modified and existing oil and gas operations. As a result of the foregoing, we cannot predict the scope of any final methane regulatory requirements or the cost to comply with such requirements. However, several states are pursuing similar measures to regulate emissions of methane from new and existing sources. In another example, in April 2020, the U.S. federal district court for the district of Montana issued a broad order vacating the U.S. Army Corps of Engineers Clean Water Act Section 404 Nationwide Permit 12, which we refer to as “NWP 12,” for alleged failure to comply with consultation requirements under the U.S. federal Endangered Species Act. Pipeline companies and other developers of linear infrastructure frequently rely upon NWP 12 for construction and maintenance projects in jurisdictional wetland areas. The U.S. federal district court subsequently limited the order to vacate NWP 12 only with respect to pipeline construction. In May 2020, the U.S. Army Corps of Engineers, which we refer to as “the U.S. Army Corps,” appealed the U.S. federal district court’s order to the U.S. Court of Appeals for the Ninth Circuit. In July 2020, the U.S. Supreme Court granted a stay of the district court’s order vacating NWP 12, pending the disposition of the appeal in the Ninth Circuit and any subsequent appeal to the Supreme Court. On January 5, 2021, the U.S. Army Corps announced that it reissued NWP 12. While the rule is effective March 15, 2021, the NWP 12 reissuance is among the agency actions listed for review in accordance with the January 20, 2021 Executive Order: “Protecting Public Health and the Environment and Restoring Science to Tackle the Climate Crisis.” While the full extent and impact of the court’s action, as well as the NWP 12 reissuance, is unclear at this time, any disruption in our ability to obtain coverage under NWP 12 or other general permits may result in increased costs and project delays if we are forced to seek individual permits from the U.S. Army Corps. In another example, in April 2020, the EPA and the U.S. Army Corps issued the Navigable Waters Protection Rule under the U.S. federal Clean Water Act, which we refer to as “New WOTUS Rule,” narrowing the definition of “waters of the United States” relative to the definition under a prior 2015 rule. On June 22, 2020, the New WOTUS Rule went into effect nationwide (with the exception of Colorado) but a number of states, other local jurisdictions and environmental groups have already filed suit seeking to challenge the rule, and multiple challenges to the EPA’s prior rulemakings remain pending. To the extent that any future rules expand the scope of the Clean Water Act’s jurisdiction, we could face increased costs and delays with respect to obtaining permits for activities in jurisdictional waters, including wetland areas. Additionally, on January 27, 2021, President Biden issued an executive order that commits to substantial action on climate change, calling for, among other things, the increased use of zero-emissions vehicles by the federal government, the elimination of subsidies provided to the fossil fuel industry and increased emphasis on climate-related risk across governmental agencies and economic sectors. Separately, on January 20, 2021, the Acting Secretary of the U.S. Department of the Interior issued an order that, among other things, imposed a temporary suspension on the issuance of fossil fuel authorizations, including leases and permits, on federal lands. Although the order says it does not limit existing operations under valid leases, on January 27, 2021, President Biden signed an executive order suspending new oil and gas leasing on federal lands, pending completion of a review of the federal government’s oil and gas permitting and leasing practices. Our compliance with such new or amended legal requirements could result in our incurring significant additional expense and operating restrictions with respect to our operations, which may not be fully recoverable from customers and, thus, could materially adversely affect our business, financial condition and results of operations.

Our customers may similarly incur increased costs or restrictions that may limit or decrease those customers’ operations and have an indirect material adverse effect on our business, financial condition and results of operations. For example, a number of state and regional legal initiatives, including climate change laws, have emerged in recent years that seek to reduce GHGs emissions and the EPA, based on its findings that emissions of greenhouse gases present a danger to public health and the environment, has adopted regulations under existing provisions of the U.S. federal Clean Air Act that, among other things, restrict emissions of GHGs and require the monitoring and reporting of GHG emissions from specified onshore and offshore production sources and onshore treating sources in the U.S. on an annual basis. In addition, some communities and cities, like Berkeley, California, have banned new natural gas hook-ups or are expected to enact similar electrification measures in response to climate change concerns. Such regulations or any new U.S. federal laws restricting emissions of GHGs, such as a carbon tax, from customer operations could delay or curtail their activities and, in turn, adversely affect our business, financial condition and results of operations.

There is inherent risk of the incurrence of environmental costs and liabilities in our business due to our handling of natural gas, air emissions related to our operations and historical industry operations and waste management and disposal practices. For example, an accidental release from one of our facilities could subject us to substantial liabilities arising from environmental cleanup and restoration costs, claims made by neighboring landowners and other third parties for personal injury and property damage, governmental claims for natural resource damages or imposing fines or penalties for related violations of environmental laws, permits or regulations. Failure to comply with environmental laws and regulations, or the permits issued under them, may result in the assessment of administrative, civil and criminal penalties, the imposition of investigatory, remedial or corrective action obligations or the incurrence of capital expenditures, the occurrence of delays in the permitting or performance or expansion of projects and the issuance of injunctions limiting or preventing some or all of our operations in a particular area. In addition, strict joint and several liabilities may be imposed under certain environmental laws, which could cause us to become liable for the conduct of others or for consequences of our own actions that were in compliance with all applicable laws at the time those actions were taken. Private parties, including the owners of the properties through which our assets pass and facilities where our wastes are taken for reclamation or disposal, may also have the right to pursue legal actions against us to enforce compliance, as well as to seek damages for non-compliance, with environmental laws and regulations or for personal injury or property damage that may result from environmental and other impacts of our operations. We may not be able to recover some or any of these costs through insurance or increased revenues, which could materially adversely affect our business, financial condition and results of operations. For more information, see the section entitled “Business—Regulatory Environment—Environmental and Occupational Health and Safety Regulations” beginning on page 116 of this Information Statement.

Our natural gas transportation and storage operations are subject to extensive regulation by the FERC and state regulatory authorities and changes in FERC or state regulation could materially adversely affect our business, financial condition and results of operations.

Our business operations are subject to extensive regulation by the FERC, and state regulatory authorities. Generally, the FERC’s authority extends to:

•	rates and charges for interstate pipelines and storage facilities as well as intrastate pipelines and storage facilities providing service in interstate commerce;

•	certification and construction of new interstate pipelines and storage services and facilities and expansion of such facilities;

•	abandonment of interstate pipelines and storage services and facilities;

•	maintenance of accounts and records;

•	relationships between pipelines and certain affiliates;

•	terms and conditions of services and service contracts with customers;

•	depreciation and amortization rates and policies; and

•	acquisitions and dispositions of interstate pipelines and storage facilities.

The FERC’s jurisdiction extends to the certification and construction of interstate pipelines and storage services and facilities, including, but not limited to:

•	acquisitions of facilities or assets;

•	facility replacements and upgrades;

•	expansions; and

•	abandonment of facilities and services.

While the FERC may exercise jurisdiction over the rates and terms of service for certain of the services provided by our assets if our assets are intrastate pipelines providing service in interstate commerce, such assets may not be subject to the FERC’s certification and construction authority. Prior to commencing construction of new or expansion of existing interstate pipelines and storage facilities, an interstate pipeline must obtain a certificate authorizing the construction, or file to amend its existing certificate, from the FERC.

FERC regulations also extend to the terms and conditions set forth in agreements for our pipelines and storage services executed between interstate pipelines and their customers. These service agreements are required to conform, in all material respects, with the forms of service agreements set forth in the pipeline’s FERC-approved tariff. Non-conforming agreements must be filed with, and accepted by, the FERC. In the event that the FERC finds that an agreement is materially non-conforming, in whole or in part, it could reject or require us to seek modification of the agreement, or alternatively require us to modify our tariff so that the non-conforming provisions are generally available to all customers or classes of customers. The Vector Pipeline, the Millennium Pipeline, the Birdsboro Pipeline and the NEXUS Gas Transmission Pipeline provide interstate transportation services in accordance with their FERC-approved tariffs.

Compliance with these requirements can be costly and burdensome and FERC action in any of these areas could adversely affect our ability to compete for business, construct new facilities, offer new services or recover the full cost of operating our pipelines. This regulatory oversight can result in longer lead times to develop and complete any future project than competitors that are not subject to the FERC’s regulations. Furthermore, should the FERC or state regulatory authorities find that we have failed to comply with all applicable FERC or state-administered statutes, rules, regulations and orders, or the terms of our tariffs on file with the FERC, we could be subject to administrative and criminal remedies and substantial civil penalties and fines. We cannot give any assurance regarding the likely future regulations under which we will operate our assets or the effect such regulation could have on our business, financial condition and results of operations.

Any changes to the policies of the FERC or state regulatory authorities regarding the natural gas industry may have an impact on us, including the FERC’s approach to pro-competitive policies as it considers matters such as interstate pipeline rates and rules and policies that may affect rights of access to natural gas transmission capacity and pipelines and storage facilities. In addition, future U.S. federal, state or local legislation or regulations under which we will operate our assets could materially adversely affect our business, financial condition and results of operations.

We are exposed to costs associated with lost and unaccounted-for volumes.

A certain amount of natural gas is naturally lost in connection with its transportation across a pipeline system, and under our contractual arrangements with our customers we are entitled to retain a specified volume of natural gas in order to compensate us for such lost and unaccounted-for volumes as well as the natural gas used to run our compressor stations, which we refer to as “fuel usage.” The level of fuel usage and lost and unaccounted-for volumes on our pipeline, storage and gathering systems may exceed the natural gas volumes retained from our customers as compensation for our fuel usage and lost and unaccounted-for volumes pursuant to our contractual agreements. In addition, our gathering systems have contracts that provide for specified levels of fuel retainage. As such, we may find it necessary to purchase natural gas in the market to make up for any of these differences, which exposes us to commodity price risk. Future exposure to the volatility of natural gas prices as a result of gas imbalances on our pipelines, storage and gathering systems could materially adversely affect our business, financial condition and results of operations.

A change in the jurisdictional characterization of our gathering assets may result in increased regulation, which could cause our revenues to decline and operating expenses to increase and could materially adversely affect our business, financial condition and results of operations.

We believe that our non-jurisdictional natural gas lateral pipelines, which we refer to as “lateral pipelines,” meet the traditional tests the FERC has used to establish a pipeline’s status as an exempt gatherer not subject to regulation as a jurisdictional natural gas company, although the FERC has not made a formal determination with respect to the jurisdictional status of those facilities. FERC regulation nonetheless affects our businesses and the markets for products derived from our gathering businesses. The FERC’s policies and practices across the range of its oil and gas regulatory activities, including, for example, its policies on open access transportation, rate making, capacity release and market center promotion, indirectly affect intrastate markets. In recent years, the FERC has pursued pro-competitive policies in its regulation of interstate oil and lateral pipelines. However, we have no assurance that the FERC will continue this approach as it considers matters such as pipeline rates and rules and policies that may affect rights of access to oil and natural gas transportation capacity. In addition, the distinction between FERC-regulated transmission services and federally unregulated gathering services has regularly been the subject of substantial litigation in the industry. Consequently, the classification and regulation of some of our gathering operations could change based on future determinations by the FERC, the courts or the U.S. Congress. If our gathering operations become subject to FERC jurisdiction, the result may adversely affect the rates we are able to charge and the services we currently provide, and may include the potential for a termination of certain gathering agreements, which could, in turn, materially adversely affect our business, financial condition and results of operations.

State and municipal regulations also impact our business. Common purchaser statutes generally require gatherers to gather or provide services without undue discrimination as to source of supply or producer; as a result, these statutes restrict our right to decide whose production we gather or transport. U.S. federal law leaves any economic regulation of natural gas gathering to the states. Some of the states in which we currently operate have adopted complaint-based regulation of gathering activities, which allows oil and gas producers and shippers to file complaints with state regulators in an effort to resolve access and rate grievances. Other state and municipal regulations may not directly regulate our gathering business but may nonetheless affect the availability of natural gas for purchase, treating and sale, including state regulation of production rates and maximum daily production allowable from gas wells. While our gathering lines currently are subject to limited state regulation, there is a risk that state laws will be changed, which may give producers a stronger basis to challenge the rates, terms and conditions of their gathering lines.

State and local legislative and regulatory initiatives relating to oil and gas operations could adversely affect our customers’ production and, therefore, materially adversely affect our business, financial condition and results of operations.

Certain states in which we operate have adopted or are considering adopting measures that could impose new or more stringent requirements on oil and gas exploration and production activities. For example, the potential for adverse impacts to our business is present where state or local governments have enacted ordinances directly regulating production rates and maximum daily production allowable from gas wells, and private individuals have sponsored and may in the future sponsor citizen initiatives to limit hydraulic fracturing, increase mandatory setbacks of oil and gas operations from occupied structures and achieve more restrictive state or local control over such activities.

In the event state or local restrictions or prohibitions are adopted in our areas of operations, our customers may incur significant compliance costs or may experience delays or curtailment in the pursuit of their exploration, development or production activities, and possibly be limited or precluded in the drilling of certain wells altogether. Any adverse impact on our customers’ activities would have a corresponding negative impact on our throughput volumes. In addition, while the general focus of debate is on upstream development activities, certain proposals may, if adopted, directly impact our ability to competitively locate, construct, maintain and operate our own assets. Accordingly, such restrictions or prohibitions could materially adversely affect our business, financial condition and results of operations.

Some of our operations cross the U.S./Canada border and are subject to cross-border regulation.

Our cross-border activities subject us to regulatory matters, including import and export licenses, tariffs, Canadian and U.S. customs and tax issues, and toxic substance certifications. Such regulations include the “Short Supply Controls” of the Export Administration Act, the United States-Mexico-Canada Agreement and the Toxic Substances Control Act. Violations of these licensing, tariff and tax-reporting requirements could result in the imposition of significant administrative, civil and criminal penalties, which could, in turn, materially adversely affect our business, financial condition and results of operations.

Pipeline Safety and Maintenance Risks

We may incur significant costs and liabilities as a result of pipeline integrity management program testing and any necessary pipeline repair, or preventative or remedial measures.

The U.S. Department of Transportation, through the Pipeline and Hazardous Materials Safety Administration, which we refer to as “PHMSA,” has adopted regulations requiring pipeline operators to develop integrity management programs for transportation pipelines located where a leak or rupture could do the most harm in a high consequence area, which we refer to as an “HCA.” The regulations require operators to:

•	perform ongoing assessments of pipeline integrity;

•	identify and characterize applicable threats to pipeline segments that could impact an HCA;

•	improve data collection, integration and analysis;

•	repair and remediate the pipeline as necessary; and

•	implement preventive and mitigating actions.

Additionally, while states are largely preempted by U.S. federal law from regulating pipeline safety for interstate lines, most are certified by PHMSA to assume responsibility for enforcing U.S. federal intrastate pipeline regulations and inspection of intrastate pipelines. In practice, because states can adopt stricter standards for intrastate pipelines than those imposed by the U.S. federal government for interstate lines, states vary considerably in their authority and capacity to address pipeline safety. To the extent that PHMSA and state regulatory agencies are successful in asserting their jurisdiction in this manner, midstream operators of pipeline and associated storage facilities may be required to make operational changes or modifications at their facilities to meet standards beyond current EPA and Occupational Safety and Health Administration requirements, where such changes or modifications may result in additional capital costs, possible operational delays and increased costs of operation that, in some instances, may be significant.

Failure to comply with PHMSA or comparable state pipeline safety regulations could result in a number of consequences which may have an adverse effect on our operations. We incur significant costs associated with our compliance with existing PHMSA and comparable state pipeline regulations but we do not believe such costs of compliance will materially adversely affect our business, financial condition and results of operations. We may incur significant costs associated with repair, remediation, preventive and mitigation measures associated with our integrity management programs for pipelines that are not currently subject to regulation by PHMSA and may be required to comply with new safety regulations and make additional maintenance capital expenditures in the future for similar regulatory compliance initiatives that are not reflected in our forecasted maintenance capital expenditures.

PHMSA regularly revises its pipeline safety regulations and changes to existing pipeline safety regulations may result in increased operating and compliance costs.

PHMSA is working on two additional rules related to gas pipeline safety that could impact our pipeline assets and operations. The first rule, entitled “Pipeline Safety: Safety of Gas Transmission Pipelines, Repair Criteria, Integrity Management Improvements, Cathodic Protection, Management of Change, and Other Related Amendments,” is expected to adjust the repair criteria for gas transmission lines in HCAs, create new repair criteria for gas pipelines outside of HCAs, and strengthen PHMSA’s integrity management assessment requirements. The second rule, entitled “Safety of Gas Gathering Pipelines,” is expected to extend PHMSA’s incident and annual reporting requirements to all onshore gas gathering lines and apply minimum U.S. federal safety standards to certain historically-unregulated gas gathering lines in sparsely-populated, Class 1 locations. PHMSA may publish either or both of these rules in 2021. The U.S. Congress also recently passed, and the President of the U.S. signed, the Protecting Our Infrastructure of Pipelines and Enhancing Safety Act of 2020, which we refer to as the “2020 PIPES Act.” In addition to reauthorizing the U.S. federal pipeline safety program through fiscal year 2023, the 2020 PIPES Act contains new rulemaking mandates, including a provision that requires PHMSA to adopt more stringent leak detection and repair program requirements for gas transmission and regulated gas gathering line operators by December 2021. The adoption of these new PHMSA rules, and the enactment of the 2020 PIPES Act, could impact our pipeline assets and operations by requiring the installation of new or modified safety controls and the implementation of new capital projects or accelerated maintenance programs, all of which could require us to incur increased operational costs that could be significant. We may also be affected by lost cash flows resulting from shutting down our pipelines during the pendency of any repairs and any testing, maintenance, and repair of pipeline facilities downstream from our own facilities. While we cannot predict the outcome of legislative or regulatory initiatives, such legislative and regulatory changes could materially adversely affect our business, financial condition and results of operations. For more information, see the section entitled, “Business—Regulatory Environment—Pipeline Safety and Maintenance” for more information beginning on page 114 of this Information Statement.

Certain portions of our pipelines, storage and gathering infrastructure are aging, which could materially adversely affect our business, financial condition and results of operations.

Certain portions of our systems, particularly our gathering assets in Northern Michigan and our storage assets, have been in operation for many years, with some portions being more than 40 years old. In some cases, certain portions may have been in service for many years prior to our purchase of the relevant systems or have been operated by third parties not under our control and consequently, there may be historical occurrences or latent issues regarding our pipeline systems that management may be unaware of and that could materially adversely affect our business, financial condition and results of operations. Certain portions of our pipeline systems are located in or near areas determined to be HCAs, which are areas where a release could have the most significant adverse consequences, including high-population areas, certain drinking water sources and unusually sensitive ecological areas. The age and condition of these systems could result in increased maintenance or repair expenditures and any downtime associated with increased maintenance and repair activities could materially reduce our revenue. If, due to their age, certain pipeline sections were to become unexpectedly unavailable for current or future volumes of natural gas because of repairs, maintenance, damage, spills or leaks, or any other reason, it could materially adversely affect our business, financial condition and results of operation.

Our insurance policies do not cover all losses, costs or liabilities that we may experience, and there is no assurance that we will be able to purchase cost effective insurance in the future.

We are not fully insured against all risks inherent in our business, including environmental accidents that might occur as well as cyber events. In addition, we do not maintain business interruption insurance of the types and in amounts necessary to cover all possible risks of loss, like project delays caused by governmental action or inaction. The occurrence of any operating risks not fully covered by insurance could materially adversely affect our business, financial condition and results of operations.

Most of our insurance is expected to be subject to deductibles or self-insured retentions. If a significant accident or event occurs for which we are not fully insured, it could materially adversely affect our business, financial condition and results of operations. We may not be able to maintain or obtain insurance for ourselves and our affiliates of the types and in the amounts we desire at reasonable rates, and we may elect to self-insure a portion of our asset portfolio. The insurance coverage we may obtain may contain large deductibles or fail to cover certain hazards or cover all potential losses. In addition, for pre-Spin-Off losses, we share insurance coverage with DTE Energy, and we will remain responsible for payment of any deductible or self-insured amounts under those insurance policies. To the extent we experience a pre-Spin-Off loss that would be covered under DTE Energy’s insurance policies, our ability to collect under those policies may be reduced to the extent DTE Energy erodes the limits under those policies.

We may not be able to maintain or obtain insurance of the type and amount we desire at reasonable rates. As a result of market conditions, premiums and deductibles for certain of our insurance policies may substantially increase. In some instances, certain insurance could become unavailable or available only for reduced amounts of coverage. We may elect not to obtain insurance for any or all of these risks if we believe that the cost of available insurance is excessive relative to the risks presented. Although we maintain insurance policies with insurers in such amounts and with such coverages and deductibles as we believe are reasonable and prudent, our insurance may not be adequate to protect us from all material expenses related to potential future claims for personal injury and property damage. The occurrence of an event that is not fully covered by insurance could materially adversely affect our business, financial condition and results of operations.

The energy industry is highly capital intensive, and the entire or partial loss of individual facilities or multiple facilities can result in significant costs to both energy industry companies, such as us, and their insurance carriers. Large energy industry claims could result in significant increases in the level of premium costs and deductibles for participants in the energy industry. Insurance companies that have historically participated in underwriting energy-related facilities may discontinue that practice, may reduce the insurance coverage they are willing to offer or demand significantly higher premiums or deductibles. If significant changes in the number or financial solvency of insurance underwriters for the energy industry occur, we may be unable to obtain and maintain adequate insurance at a reasonable cost. The unavailability of full insurance coverage or our inability to maintain or obtain insurance of the type and amount we desire at reasonable rates to cover events in which we suffer significant losses could materially adversely affect our business, financial condition and results of operations.

We are subject to cyber security and data privacy laws, regulations, litigation and directives relating to our processing of personal data.

Several jurisdictions in which we operate throughout the U.S. have laws governing how we must respond to a cyber incident that results in the unauthorized access, disclosure or loss of personal data. Our business involves collection, uses and other processing of personal data of our employees, contractors, suppliers and service providers. As legislation continues to develop and cyber incidents continue to evolve, we will likely be required to expend significant resources to continue to modify or enhance our protective measures to comply with such legislation and to detect, investigate and remediate vulnerabilities to cyber incidents. Any failure by us, or a company we acquire, to comply with such laws and regulations could result in reputational harm, loss of goodwill, penalties, liabilities and mandated changes in our business practices. Additionally, if we acquire a company that has violated or is not in compliance with applicable data protection laws, we may incur significant liabilities and penalties as a result.

A terrorist attack, armed conflict or cyber security event, or the threat of them, could harm our business.

In 2012, the U.S. Department of Homeland Security issued public warnings that indicated that pipelines and other assets might be specific targets of terrorist organizations or “cyber security” events. During 2016, PHMSA posted warnings to all pipeline owners and operators of the importance of safeguarding and securing their pipeline facilities and monitoring their supervisory control and data acquisition (SCADA) systems for abnormal operations or indications of unauthorized access or interference with safe pipeline operations based on recent incidents involving environmental activists. Potential targets might include our pipelines, storage and gathering systems or operating systems and may affect our ability to operate or control our assets or utilize our customer service systems. Also, destructive forms of protests and opposition by extremists and other disruptions, including acts of sabotage or eco-terrorism, against oil and natural gas development and production or midstream treating or transportation activities could potentially result in damage or injury to persons, property or the environment or lead to extended interruptions of our or our customers’ operations. Additionally, the oil and natural gas industry has become increasingly dependent on digital technologies to conduct certain operational activities. At the same time, companies in our industry have been the targets of cyber attacks, and it is possible that the attacks in our industry will continue and grow in number. In addition, to assist in conducting our business, we rely on information technology systems and data hosting facilities, including systems and facilities that are hosted by third parties and with respect to which we have limited visibility and control. These systems and facilities may be vulnerable to a variety of evolving cyber security risks or information security breaches, including:

•	unauthorized access;

•	denial-of-service attacks;

•	malicious software;

•	data privacy breaches by employees, insiders or others with authorized access;

•	cyber or phishing attacks;

•	ransomware;

•	malware;

•	social engineering;

•	physical breaches; and

•	other actions.

These cyber security risks could result in:

•	the unauthorized release, gathering, monitoring, misuse, loss, destruction or corruption of proprietary, personal data and other information;

•	other disruption of our business operations, such as delays in delivery of natural gas and over-pressurization;

•	difficulty in completing and settling transactions;

•	challenges in maintaining our books and records; and

•	communication interruptions.

In addition, certain cyber incidents, such as advanced persistent threats or supply chain cyber risks, may remain undetected for an extended period. The occurrence of any of these events, including an attack or threat targeted at our pipelines and other assets could cause:

•	a substantial decrease in revenues;

•	increased costs or other financial losses;

•	exposure or loss of customer information;

•	damage to our reputation or business relationships;

•	increased regulation or litigation;

•	disruption of our operations; and

•	inaccurate information reported from our operations.

These developments may subject our operations to increased risks, as well as increased costs, and, depending on their ultimate magnitude, could materially adversely affect our business, financial condition and results of operations. Although we have adopted controls and systems that are designed to protect information and mitigate the risk of data loss and other cyber security events, such measures cannot entirely eliminate cyber security threats, particularly as these threats continue to evolve and grow. Furthermore, the controls and systems we have installed may be breached or be inadequate to address a risk that arises.

In addition, terrorist activities, anti-terrorist efforts and other armed conflicts involving the U.S., whether or not targeted at our assets or the assets of our customers, could adversely affect the U.S. and global economies and could prevent us from meeting financial and other obligations. We could experience loss of business, delays or defaults in payments from customers or disruptions of fuel supplies and markets if domestic and global utilities are direct targets or indirect casualties of an act of terror or war. Terrorist activities and the threat of potential terrorist activities and any resulting economic downturn could materially adversely affect our business, financial condition and results of operations.

Certain chemical constituents in the natural gas pipeline systems could cause damage or affect the ability of our pipeline systems or third-party equipment to function properly, which may result in increased preventative and corrective action costs.

Some naturally occurring chemical constituents in the natural gas mixture we gather in certain areas of our pipeline systems, such as carbon dioxide or hydrogen sulfide, may cause corrosion and could cause damage or affect the ability of our pipeline systems or third-party equipment to function properly, which may result in increased preventative and corrective action costs. These chemicals have the potential to interfere with equipment functionality if a sufficient quantity of the material accumulates in certain appurtenances. If our pipelines are sufficiently damaged, such damage may affect the ability of our pipeline systems or third-party equipment to function properly, which could materially adversely affect our business, financial condition and results of operations.

Other Business Risks

Customers’, legislators’ and regulators’ perceptions of us are affected by many factors, including safety concerns, pipeline reliability, protection of customer information, media coverage and public sentiment. Customers’, legislators’ or regulators’ negative opinion of us could materially adversely affect our business, financial condition and results of operations.

A number of factors can affect customers’, legislators’ or regulators’ perception of us, including: safety concerns due to potential natural disasters, the rupture of pipelines or other causes, and our ability to promptly respond to such issues; and our ability to safeguard sensitive customer information. Customers’, legislators’ and regulators’ opinions of us can also be affected by media coverage, including the proliferation of social media, which may include information, whether factual or not, that could damage the perception of our company and the midstream industry.

Other concerns about the use of natural gas include the potential for natural gas explosions and the effect of natural gas on indoor air quality and the environment generally. These shifts in public sentiment may not only impact further legislative initiatives, but behaviors and perceptions of customers, investors and regulators.

If customers, legislators or regulators have or develop a negative opinion of us and our services, or of natural gas as an energy source generally, this could make it more difficult for us to achieve favorable legislative or regulatory outcomes. In addition, in recent years, increasing attention has been given to corporate activities related to environmental, social and governance, which we call “ESG,” matters in public discourse and the investment community. A number of advocacy groups have campaigned for governmental and private action to promote change at public companies related to ESG matters, including increasing attention and demands for action related to climate change, promoting the use of substitutes to fossil fuel products and encouraging the divestment of companies in the fossil fuel industry, and organizations that provide information to investors on corporate governance and related matters have developed ratings systems for evaluating companies on their approach to ESG matters. Unfavorable ESG ratings may lead to increased negative investor sentiment toward us and our industry and to the diversion of investment to other industries, which could adversely affect our stock price and our access to and costs of capital and could adversely impact the demand for our services and, in turn, materially adversely affect our business, financial condition and results of operations.

Negative opinions could also result in sales volumes reductions or increased use of other sources of energy, or additional difficulties in accessing capital markets or greater challenges in developing or operating our assets. Any of these consequences could materially adversely affect our business, financial condition and results of operations.

A pandemic, epidemic or outbreak of an infectious disease, such as the COVID-19 pandemic, could materially adversely affect our business, financial condition and results of operations and we face numerous risks related to COVID-19 pandemic.

A global or national public health crisis, such as COVID-19, may cause disruptions to our business and operational plans. Since the beginning of 2020, the COVID-19 pandemic has spread across the globe and disrupted economies around the world, including the natural gas industry in which we operate. The rapid spread of the virus has led to the implementation of various responses, including U.S. federal, state and local government-imposed quarantines, shelter-in-place mandates, sweeping restrictions on travel and other public health and safety measures.

While we believe our business, financial conditions and results of operations have not been materially adversely affected by the COVID-19 pandemic to date, we believe that COVID-19 continues to present the potential for materially adverse risks. Some factors from the COVID-19 pandemic that could materially adversely affect our business, financial condition and results of operations include:

•	third-party effects, including contractual and counterparty risk;

•	litigation risk and possible loss contingencies related to COVID-19, including with respect to commercial contracts, employee matters and insurance arrangements;

•	supply/demand market and macroeconomic forces;

•	lower commodity prices;

•	unavailable storage capacity and operational effects, including curtailments and shut-ins;

•	decreased utilization and rates for our assets and services;

•	impact on liquidity and access to capital markets;

•	our ability to comply with our covenants and other restrictions in agreements governing our debt;

•	workforce reductions and furloughs;

•	infection of key employees;

•	shortages of employees and unavailability of contractors and subcontractors; and

•	U.S. federal, state and local actions.

Additionally, many of our facilities require our field personnel to be on location to ensure safe and efficient operations. If a significant percentage of our workforce is unable to work, due to illness or travel or other COVID-19-related restrictions, we may experience significant operational disruptions or inefficiencies and a heightened risk of safety and environmental incidents. Furthermore, many of our employees have been and may in the future be subject to pandemic-related work-from-home requirements, which stress the capabilities of our information technology systems, including those relating to system security; disrupt normal channels of intracompany communications and key business processes; and heighten the risk of cyber security threats and operational, health or safety-related incidents at our facilities. As of December 31, 2020, there have not been meaningful impacts or disruptions to our business, financial condition and results of operations as a result of the COVID-19 pandemic. We continue to assess the impact of the COVID-19 pandemic on an ongoing basis.

Risks Relating to the Spin-Off

If the Distribution does not qualify as a transaction that is tax-free for U.S. federal income tax purposes, DTE Energy or holders of DTE Energy common stock who receive shares of DT Midstream common stock in connection with the Spin-Off could be subject to significant tax liability.

Completion of the Spin-Off is conditioned on DTE Energy’s receipt of a written opinion of Cravath, Swaine & Moore LLP to the effect that, subject to the limitations specified therein and the accuracy of and compliance with certain representations, warranties and covenants, the Distribution will qualify as a distribution to which Section 355(a), Section 355(c) and Section 361 of the Code apply.

The opinion of counsel will not address any U.S. state or local or foreign tax consequences of the Spin-Off. The opinion will assume that the Spin-Off will be completed according to the terms of the Separation and Distribution Agreement and will rely on the facts as stated in the Separation and Distribution Agreement, the Tax Matters Agreement, the other ancillary agreements, this Information Statement and certain other documents. In addition, the opinion will be based on certain representations as to factual matters from, and certain covenants by, DTE Energy and us. The opinion cannot be relied on if any of the assumptions, representations or covenants is incorrect, incomplete or inaccurate or is violated in any material respect.

The opinion of counsel is not binding on the Internal Revenue Service, which we refer to as the “IRS,” or the courts, and there can be no assurance that the IRS or a court will not take a contrary position. DTE Energy has not requested, and does not intend to request, a ruling from the IRS regarding the U.S. federal income tax consequences of the Spin-Off.

If the Distribution were determined not to qualify as a distribution to which Section 355(a), Section 355(c) and Section 361 of the Code apply, DTE shareholders could be subject to tax. In this case, each U.S. Holder who receives our common stock in the Distribution would generally, for U.S. federal income tax purposes, be treated as receiving a distribution in an amount equal to the fair market value of our common stock received, which would generally result in (i) a taxable dividend to the U.S. Holder to the extent of that U.S. Holder’s pro rata share of DTE Energy’s current and accumulated earnings and profits; (ii) a reduction in the U.S. Holder’s basis (but not below zero) in DTE Energy common stock to the extent the amount received exceeds the shareholder’s share of DTE Energy’s earnings and profits; and (iii) a taxable gain from the exchange of DTE Energy common stock to the extent the amount received exceeds the sum of the U.S. Holder’s share of DTE Energy’s earnings and profits and the U.S. Holder’s basis in its DTE Energy common stock. Additionally, each Non-U.S. Holder who receives our common stock in the Distribution would generally be treated as receiving a distribution in an amount equal to the fair market value of our common stock received, which would be subject to U.S. federal income tax at a rate of 30% of the gross amount of any such distribution that is treated as a dividend, unless (i) such dividend was effectively connected with the conduct of a U.S. trade or business, and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base maintained by the Non-U.S. Holder within the U.S.; or (ii) the Non-U.S. Holder is entitled to a reduced tax rate with respect to dividends pursuant to an applicable income tax treaty. Under the first exception, regular graduated U.S. federal income tax rates applicable to U.S. persons would apply to the dividend, and, in the case of a corporate Non-U.S. Holder, a branch profits tax may also apply. Unless one of these exceptions listed above applies and the Non-U.S. Holder provides an appropriate IRS Form W-8 (or applicable successor form) to claim an exemption from or reduction in the rate of withholding under such exception, we may be required to withhold 30% of any distribution of our common stock treated as a dividend to satisfy the Non-U.S. Holder’s U.S. federal income tax liability. For more information, see below and the section entitled “The Spin-Off—Material U.S. Federal Income Tax Consequences of the Spin-Off” beginning on page 74 of this Information Statement.

We could have an indemnification obligation to DTE Energy if the Distribution were determined not to qualify for non-recognition treatment for U.S. federal tax purposes, which could materially adversely affect our business, financial condition and results of operations.

If it were determined that the Distribution did not qualify as a distribution to which Section 355(a), Section 355(c) and Section 361 of the Code apply, we could, under certain circumstances, be required to indemnify DTE Energy for the resulting taxes and related expenses. Any such indemnification obligation could materially adversely affect our business, financial condition and results of operations.

In addition, Section 355(e) of the Code generally creates a presumption that the Distribution would be taxable to DTE Energy, but not to shareholders, if we or our shareholders were to engage in transactions that result in a 50% or greater change by vote or value in the ownership of our stock during the four-year period beginning on the date that begins two years before the date of the Distribution, unless it were established that such transactions and the Distribution were not part of a plan or series of related transactions giving effect to such a change in ownership. If the Distribution were taxable to DTE Energy due to such a 50% or greater change in ownership of our stock, DTE Energy would recognize gain equal to the excess of the fair market value of our common stock distributed to DTE Energy shareholders over DTE Energy’s tax basis in our common stock and we generally would be required to indemnify DTE Energy for the tax on such gain and related expenses. Any such indemnification obligation could materially adversely affect our business, financial condition and results of operations. For more information, see the section entitled “Certain Relationships and Related Party Transactions—Agreements with DTE Energy—Tax Matters Agreement” beginning on page 175 of this Information Statement.

We intend to agree to numerous restrictions to preserve the non-recognition treatment of the Distribution, which may reduce our strategic and operating flexibility.

We intend to agree in the Tax Matters Agreement to covenants and indemnification obligations that address compliance with Section 355(e) of the Code. These covenants and indemnification obligations may limit our ability to pursue strategic transactions or engage in new businesses or other transactions that may otherwise maximize the value of our business, and might discourage or delay a strategic transaction that our shareholders may consider favorable. For more information, see the section entitled “Certain Relationships and Related Party Transactions—Agreements with DTE Energy—Tax Matters Agreement” beginning on page 175 of this Information Statement.

We may be unable to achieve some or all of the benefits that we expect to achieve from the Spin-Off, which could materially adversely affect our business, financial condition and results of operations.

We believe that, as an independent, publicly traded company, we will be able to, among other things:

•	design and implement corporate strategies and policies that are targeted to our business;

•	better focus our financial and operational resources on our specific business;

•	create effective incentives for our management and employees that are more closely tied to our business performance;

•	more effectively articulate a clear investment proposition to attract a long-term investor base suited to our business, growth profile and capital allocation priorities; and

•	maintain a capital structure designed to meet our specific needs.

However, we may not achieve these and other anticipated benefits for a variety of reasons, including, among other things:

•	the Spin-Off will require significant amounts of management’s time and effort, which may divert management’s attention from operating and growing our business;

•

following the Spin-Off, we may lose capital allocation efficiency and flexibility because, for example, we will no longer be able to use cash flow from one of DTE Energy’s other businesses to fund our investments and operations;

•

following the Spin-Off, we may be more susceptible to market fluctuations, the risk of takeover by third parties and other adverse events because our business will be less diversified than DTE Energy’s businesses prior to the Spin-Off;

•

following the Spin-Off, as an independent, publicly traded company, we will have an arm’s-length relationship with DTE Energy and may not be able to obtain commercial arrangements from DTE Energy on terms as favorable to us as those we had as a wholly owned subsidiary of DTE Energy prior to the Spin-Off;

•

the Spin-Off may require us to incur significant costs, including accounting, tax, legal and other professional services costs, costs related to retaining and attracting business and operational relationships with customers, suppliers and other counterparties, recruiting and relocation costs associated with hiring key senior management personnel who are new to our company, costs to retain key management personnel, tax costs and costs to shared systems and other unforeseen dis-synergy costs; and

•

under the terms of the Tax Matters Agreement that we will enter into with DTE Energy, we will be restricted from taking certain actions that could cause the Spin-Off or other related transactions to fail to qualify as a tax-free transaction and these restrictions may limit us for a period of time from pursuing certain strategic transactions and equity issuances or engaging in other transactions that might increase the value of our business.

If we fail to achieve some or all of the benefits that we expect to achieve as an independent company, or do not achieve them in the time we expect, our business, financial condition and results of operations could be materially adversely affected.

We may be unable to make, on a timely or cost-effective basis, the changes necessary to operate as an independent, publicly traded company, and we may experience increased costs after the Spin-Off.

We have historically operated as part of DTE Energy’s corporate organization, and DTE Energy has provided us with various corporate and operational functions. Following the Spin-Off, DTE Energy will have no obligation to provide us with assistance other than the transition services described under the section entitled “Certain Relationships and Related Party Transactions—Agreements with DTE Energy—Transition Services Agreement” beginning on page 174 of this Information Statement. These services do not include every service that we have received from DTE Energy in the past, and DTE Energy is only obligated to provide these services for limited periods following completion of the Spin-Off. The agreements related to such transition services and to the Spin-Off more generally will be negotiated prior to the Spin-Off at a time when our business will still be operated by DTE Energy. The agreements are generally intended to be entered into on arm’s-length terms similar to those that would be agreed with an unaffiliated third party such as a buyer in a sale transaction, but we will not have an independent board of directors or a management team independent of DTE Energy representing our interests while the agreements are being negotiated. It is possible that we might have been able to achieve more favorable terms if the circumstances differed. We will rely on DTE Energy to satisfy its performance and payment obligations under the Transaction Services Agreement and other agreements related to the Spin-Off, and if DTE Energy does not satisfy such obligations, we could incur operational difficulties or losses which could materially adversely affect our business, financial condition and results of operations.

Accordingly, following the Spin-Off, we will need to provide internally or obtain from unaffiliated third parties the services we currently receive from DTE Energy. These services include accounting, auditing, communications, tax, legal and ethics and compliance program administration, human resources, information technology, insurance, investor relations, risk management, treasury, other shared facilities and other general, administrative and limited operational functions, the effective and appropriate performance of which is critical to our operations. We may be unable to replace these services in a timely manner or on terms and conditions as favorable as those we receive from DTE Energy. Because our business has historically operated as part of the larger DTE Energy organization, we may be unable to successfully establish the infrastructure or implement the changes necessary to operate independently, or may incur additional costs. If we fail to obtain the quality of services necessary to operate effectively or incur greater costs in obtaining these services, our business, financial condition and results of operations could be materially adversely affected.

We have no operating history as an independent, publicly traded company, and our historical financial data is not necessarily representative of the results we would have achieved if we had been an independent, publicly traded company and may not be a reliable indicator of our future results.

We derived the historical financial data included in this Information Statement from DTE Energy’s consolidated financial statements, and this data does not necessarily reflect the results of operations and financial position we would have achieved as an independent, publicly traded company during the periods presented, or those that we will achieve in the future. This is primarily because of the following factors:

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Generally, our working capital requirements and capital for general corporate purposes, including capital expenditures and acquisitions, have been historically satisfied through DTE Energy’s corporate-wide cash management practices. Following the Spin-Off, our results of operations may be more volatile, and we may need to obtain additional financing from banks, through public offerings or private placements of debt or equity securities, strategic relationships or arrangements, which may or may not be available and may be more costly.

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Prior to the Spin-Off, we operated as part of DTE Energy’s broader corporate organization and DTE Energy or one of its affiliates performed various corporate and operational functions for us, such as accounting, auditing, communications, tax, legal and ethics and compliance program administration, human resources, information technology, insurance, investor relations, risk management, treasury, other shared facilities and other general, administrative and limited operational functions. Our historical financial data reflects allocations of corporate expenses from DTE Energy for these and similar functions. These allocations may not reflect the costs we will incur for similar services in the future as an independent, publicly traded company.

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We will enter into transactions with DTE Energy that did not exist prior to the Spin-Off, such as DTE Energy’s provision of transition services (which are described in more detail under the section entitled “Certain Relationships and Related Party Transactions—Agreements with DTE Energy—Transition Services Agreement” beginning on page 174 of this Information Statement), which will cause us to incur new costs.

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Our historical financial data does not reflect changes that we expect to experience in the future as a result of our separation from DTE Energy. As part of DTE Energy, we enjoyed certain benefits from DTE Energy’s operating diversity, size, purchasing power, credit rating, borrowing leverage and available capital for investments, and we will lose these benefits after the Spin-Off. As an independent entity, we may be unable to purchase goods, services and technologies, such as insurance and health care benefits and computer software licenses, or access capital markets on terms as favorable to us as those we obtained as part of DTE Energy prior to the Spin-Off.

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Subject to the discretion of our Board of Directors, which we refer to as the “Board,” and other factors, we expect to make quarterly dividend payments to our shareholders, and our historical financial data does not reflect the payment of dividends.

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Our historical financial data does not include an allocation of net interest expense comparable to the net interest expense we will incur as a result of the Spin-Off, which is expected to be higher than the amount reflected in our historical consolidated financial statements.

•	Following the Spin-Off, the cost of capital for our business is expected to be higher than DTE Energy’s cost of capital prior to the Spin-Off.

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As an independent public company, we will separately become subject to the reporting requirements of the Securities Exchange Act of 1934, which we refer to as the “Exchange Act,” the Sarbanes-Oxley Act of 2002 and the Dodd-Frank Act and will be required to prepare our standalone financial statements according to the rules and regulations required by the SEC. These reporting and other obligations will place significant demands on our management and on administrative and operational resources. Moreover, to comply with these requirements, we anticipate that we will need to migrate our systems, including information technology systems, implement additional financial and management controls, reporting systems and procedures, and hire additional accounting and finance staff. We expect to incur additional annual expenses related to these requirements, and those expenses may be significant. If we are unable to upgrade our financial and management controls, reporting systems, information technology and procedures in a timely and effective fashion, our ability to comply with our financial reporting requirements and other rules that apply to reporting companies under the Exchange Act could be impaired.

Other significant changes may occur in our cost structure, management, financing and business operations as a result of operating as an independent publicly traded company. As such, our historical financial data may not be indicative of our future performance as an independent, publicly traded company. For additional information about our past financial performance and the basis of presentation of our financial statements, see the sections entitled “Selected Historical Financial Data, ” “Unaudited Pro Forma Consolidated Financial Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on pages 86, 91 and 127, respectively, of this Information Statement and our historical consolidated financial statements and the notes thereto included in the section entitled “Index to Consolidated Financial Statements” beginning on page F-1 of this Information Statement.

The Spin-Off may expose us to potential liabilities arising out of state and U.S. federal fraudulent conveyance laws and legal dividend requirements.

If DTE Energy files for bankruptcy or is otherwise determined or deemed to be insolvent under U.S. federal bankruptcy laws, a court could deem the Spin-Off or certain internal restructuring transactions undertaken by DTE Energy in connection with the Spin-Off to be a fraudulent conveyance or transfer. Fraudulent conveyances or transfers are defined to include transfers made or obligations incurred with the actual intent to hinder, delay or defraud current or future creditors or transfers made or obligations incurred for less than reasonably equivalent value when the debtor was insolvent, or that rendered the debtor insolvent, inadequately capitalized or unable to pay its debts as they become due. A court could void the transactions or impose substantial liabilities upon us, which could materially adversely affect our business, financial condition and results of operations. Among other things, a court could require our shareholders to return to DTE Energy some or all of the shares of our common stock issued in the Spin-Off, or require us to fund liabilities of other companies involved in the restructuring transactions for the benefit of creditors.

The distribution of our common stock is also subject to review under state corporate distribution statutes. Michigan law prohibits the making of a distribution if, after giving it effect, a corporation would not be able to pay its debts as they become due in the usual course of business, or its total assets would be less than the sum of its total liabilities plus the amount that would be needed, if the corporation were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior. Although DTE Energy intends to make a lawful distribution of our common stock, we cannot assure you that a court will not later determine that some or all of the distribution to DTE Energy shareholders was unlawful.

We may have been able to receive better terms from unaffiliated third parties than the terms we receive in our agreements with DTE Energy.

We will enter into agreements with DTE Energy related to our separation from DTE Energy, including the Separation and Distribution Agreement, the Transition Services Agreement, the Tax Matters Agreement, the Employee Matters Agreement and any other agreements, while we are still part of DTE Energy. Accordingly, these agreements may not reflect terms that would have resulted from arm’s-length negotiations among unaffiliated third parties. The terms of these agreements will relate to, among other things, allocations of assets, liabilities, rights, indemnifications and other obligations between DTE Energy and us. With respect to certain agreements, including the Transition Services Agreement, we may have received better terms from unaffiliated third parties. For more information, see the section entitled “Certain Relationships and Related Party Transactions—Agreements with DTE Energy” beginning on page 172 of this Information Statement.

After the Spin-Off, certain members of management and directors may face actual or potential conflicts of interest.

Following the Spin-Off, the management and directors of each of DTE Energy and DT Midstream may own common stock in both companies and Robert Skaggs, Jr., who will be a member of our Board, will also serve on the DTE Energy Board and may be required to recuse himself from deliberations relating to arrangements between us and DTE Energy in the future. This ownership and directorship overlap could create, or appear to create, potential conflicts of interest when the management and directors of one company face decisions that could have different implications for themselves and the other company. For example, potential conflicts of interest could arise in connection with the resolution of any dispute regarding the terms of the agreements governing the separation and our relationship with DTE Energy thereafter. These agreements include the Separation and Distribution Agreement, the Transition Services Agreement, the Tax Matters Agreement, the Employee Matters Agreement and any commercial agreements between the parties or their affiliates. Potential conflicts of interest may also arise out of any commercial arrangements that we or DTE Energy may enter into in the future. For more information, see the section entitled “Certain Relationships and Related Party Transactions—Agreements with DTE Energy” beginning on page 172 of this Information Statement.

The transfer to us by DTE Energy of certain contracts, permits and other assets and rights may require the consents or approvals of, or provide other rights to, third parties and governmental authorities. If such consents or approvals are not obtained, we may not be entitled to the benefit of such contracts, permits and other assets and rights, which could increase our expenses or otherwise harm our business and financial performance.

The Separation and Distribution Agreement will provide that certain contracts, permits and other assets and rights are to be transferred from DTE Energy or its subsidiaries to us or our subsidiaries in connection with the Spin-Off. The transfer of certain of these contracts, permits and other assets and rights may require consents or approvals of third parties or governmental authorities or provide other rights to third parties. In addition, in some circumstances, we and DTE Energy are joint beneficiaries of contracts, and we and DTE Energy may need the consents of third parties in order to split, separate, replace, novate or replicate the existing contracts or the relevant portion of the existing contracts. While we anticipate entering into new contracts in place of transferring such contracts, we may not be successful in doing so in many instances.

Some parties may use consent requirements or other rights to terminate contracts or obtain more favorable contractual terms from us, which, for example, could take the form of price increases, require us to expend additional resources in order to obtain the services or assets previously provided under the contract, or require us to make arrangements with new third parties or obtain letters of credit or other forms of credit support. If we do not obtain required consents or approvals, we may be unable to obtain the benefits, permits, assets and contractual commitments that are intended to be allocated to us as part of our separation from DTE Energy, and we may be required to seek alternative arrangements to obtain services and assets which may be more costly and of lower quality. The termination, modification, replacement or replication of these contracts or permits or the failure to timely complete the transfer or separation of these contracts or permits could materially adversely affect our business, financial condition and results of operations.

Until the distribution occurs, DTE Energy’s board of directors, which we refer to as the “DTE Energy Board,” may change the terms of the Spin-Off in ways that may be unfavorable to us.

Until the Distribution occurs, we will continue to be a wholly owned subsidiary of DTE Energy. Accordingly, DTE Energy has the discretion to determine and change the terms of the Spin-Off, including the establishment of the Record Date (as defined below) and the Distribution Date, and these changes could be unfavorable to us. In addition, the DTE Energy Board may decide not to proceed with the Spin-Off at any time prior to the Distribution.

No vote of DTE Energy shareholders is required in connection with the Spin-Off. As a result, if the Spin-Off occurs and you do not want to receive our common stock in the Distribution, your sole recourse will be to divest yourself of your DTE Energy common stock prior to the Record Date or in the “regular-way” trading market during the period prior to the Distribution.

No vote of DTE Energy shareholders is required in connection with the Spin-Off. Accordingly, if the Distribution occurs and you do not want to receive our common stock in the Distribution, your only recourse will be to divest yourself of your DTE Energy common stock prior to the Record Date or in the “regular-way” trading market during the period prior to the Distribution.

Risks Relating to Our Common Stock

No market for our common stock currently exists and an active trading market may not develop or be sustained after the Spin-Off. Following the Spin-Off our stock price may fluctuate significantly.

There is currently no public market for our common stock. We intend to apply to list our common stock on the New York Stock Exchange. We anticipate that before the Distribution Date, trading of shares of our common stock will begin on a “when-issued” basis and this trading will continue up to and including the Distribution Date. However, an active trading market for our common stock may not develop as a result of the Spin-Off or may not be sustained in the future. The lack of an active market may make it more difficult for shareholders to sell our shares and could lead to our share price being depressed or volatile.

We cannot predict the prices at which our common stock may trade after the Spin-Off. The market price of our common stock may fluctuate widely, depending on many factors, some of which may be beyond our control, including:

•	actual or anticipated fluctuations in our business, financial condition and results of operations due to factors related to our business;

•	the loss of business from one or more significant customers;

•	competition in the midstream industry and our ability to compete successfully;

•	success or failure of our business strategies;

•	our ability to retain and recruit qualified personnel;

•	our quarterly or annual earnings, or those of other companies in our industry;

•	our level of indebtedness, our ability to make payments on or service our indebtedness and our ability to obtain financing as needed;

•	announcements by us or our competitors of significant acquisitions or dispositions;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	the failure of securities analysts to cover our common stock after the Spin-Off;

•	changes in earnings estimates by securities analysts or our ability to meet those estimates;

•	the operating and stock price performance of other comparable companies;

•	investor perception of our company and the midstream industry;

•	overall market fluctuations;

•	results from any material litigation or government investigation;

•	changes in laws and regulations (including tax laws and regulations) affecting our business; and

•	general economic conditions, credit and capital market conditions and other external factors.

Furthermore, our business profile and market capitalization may not fit the investment objectives of some DTE Energy shareholders and, as a result, these DTE Energy shareholders may sell their shares of our common stock after the Distribution. See “—Substantial sales of our common stock may occur in connection with the Spin-Off, which could cause our stock price to decline” beginning on page 62 of this Information Statement. Low trading volume for our stock, which may occur if an active trading market does not develop, among other reasons, would amplify the effect of the above factors on our stock price volatility.

We are an emerging growth company and the information we provide shareholders may be different from information provided by other public companies, which may result in a less active trading market for our common stock and higher volatility in our stock price.

We are an “emerging growth company” as defined by the Jumpstart Our Business Startups Act of 2012. We will continue to be an emerging growth company until the earliest to occur of the following:

•	the last day of the fiscal year in which our total annual gross revenues first meet or exceed $1.07 billion (as adjusted for inflation);

•	the date on which we have, during the prior three-year period, issued more than $1.0 billion in non-convertible debt;

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the last day of the fiscal year in which we (i) have an aggregate worldwide market value of common stock held by non-affiliates of $700 million or more (measured at the end of each fiscal year) as of the last business day of our most recently completed second fiscal quarter and (ii) have been a reporting company under the Exchange Act for at least one year (and filed at least one annual report under the Exchange Act); or

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the last day of the fiscal year following the fifth anniversary of the date of the first sale of our common stock pursuant to an effective registration statement under the Securities Act of 1933, which we refer to as the “Securities Act.”

For as long as we are an emerging growth company, we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to:

•	not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act of 2002;

•	exemption from new or revised financial accounting standards applicable to public companies until such standards are also applicable to private companies;

•	reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements; and

•	exemptions from the requirement of holding a nonbinding advisory vote on executive compensation and shareholder approval on golden parachute compensation not previously approved.

We may choose to take advantage of some or all of these reduced burdens. For example, we have taken advantage of the reduced disclosure obligations regarding executive compensation in this Information Statement. For as long as we take advantage of the reduced reporting obligations, the information we provide shareholders may be different from information provided by other public companies. In addition, it is possible that some investors will find our common stock less attractive as a result of these elections, which may result in a less active trading market for our common stock and higher volatility in our stock price.

In addition, we have elected to not take advantage of the extended transition period that allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies, which means that the financial statements included in this Information Statement, as well as financial statements we file in the future, will be subject to all new or revised accounting standards generally applicable to public companies. Our election not to take advantage of the extended transition period is irrevocable.

Substantial sales of our common stock may occur in connection with the Spin-Off, which could cause our stock price to decline.

DTE Energy shareholders receiving shares of our common stock in the Distribution generally may sell those shares immediately in the public market. It is likely that some DTE Energy shareholders, including some of its larger shareholders, will sell their shares of our common stock received in the Distribution if, for reasons such as our business profile or market capitalization as an independent company, we do not fit their investment objectives, or, in the case of index funds, we are not a participant in the index in which they are investing. The sales of significant amounts of our common stock or the perception in the market that this will occur may decrease the market price of our common stock.

We cannot assure that we will pay dividends on our common stock, and our indebtedness may limit our ability to pay dividends on our common stock.

Following the Spin-Off, the timing, declaration, amount of and payment of future dividends, if any, to shareholders will fall within the discretion of our Board. Our Board’s decisions regarding the payment of future dividends, if any, will depend upon many factors, including our financial condition, earnings, capital requirements of our business and covenants associated with debt obligations, as well as legal requirements, regulatory constraints, industry practice and other factors that our Board deems relevant. We have not adopted, and do not currently expect to adopt, a separate written dividend policy to reflect our Board’s policy. For more information, see the section entitled “Dividend Policy” beginning on page 84 of this Information Statement. There can be no assurance that we will pay a dividend in the future or continue to pay any dividend if we do commence paying dividends, and there can be no assurance that, in the future, the combined annual dividends paid on DTE Energy common stock, if any, and our common stock, if any, after the Spin-Off will equal the annual dividends on DTE Energy common stock prior to the Spin-Off.

Certain provisions in our Amended and Restated Certificate of Incorporation, Amended and Restated Bylaws and Delaware law may discourage takeovers.

Several provisions of our Amended and Restated Certificate of Incorporation, Amended and Restated Bylaws and Delaware law may discourage, delay or prevent a merger or acquisition that is opposed by our Board. These include provisions that:

•	until the third annual meeting of the shareholders, classify our directors into three classes with staggered terms;

•	prevent our shareholders from calling a special meeting or acting by written consent;

•	require advance notice of any shareholder nomination for the election of directors or any shareholder proposal;

•	provide for a plurality voting standard in director elections;

•	until the third annual meeting of the shareholders, prevent removal of our directors by our shareholders other than for cause;

•	authorize only our Board to fill director vacancies and newly created directorships;

•	authorize our Board to adopt, amend or repeal our Amended and Restated Bylaws without shareholder approval; and

•	authorize our Board to issue one or more series of “blank check” preferred stock.

In addition, Section 203 of the Delaware General Corporate Law, which we refer to as the “DGCL,” prohibits a Delaware corporation from engaging in a business combination with any interested stockholder for a period of three years following the date the person became an interested stockholder, subject to certain exceptions. In general, Section 203 of the DGCL defines an “interested stockholder” as an entity or person who, together with the entity’s or person’s affiliates, beneficially owns, or is an affiliate of the corporation and within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation. A Delaware corporation may “opt out” of these provisions with an express provision in its certificate of incorporation. We have not opted out of Section 203 of the DGCL in our Amended and Restated Certificate of Incorporation.

These and other provisions of our Amended and Restated Certificate of Incorporation, Amended and Restated Bylaws and Delaware law may discourage, delay or prevent certain types of transactions involving an actual or a threatened acquisition or change in control of us including unsolicited takeover attempts, even though the transaction may offer our shareholders the opportunity to sell their shares of our common stock at a price above the prevailing market price. For more information, see the section entitled “Description of Our Capital Stock—Certain Provisions of Delaware Law, Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws” beginning on page 180 of this Information Statement.

Our Amended and Restated Certificate of Incorporation will designate the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our shareholders, which could limit our shareholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or other employees.

Our Amended and Restated Certificate of Incorporation will provide that, in all cases to the fullest extent permitted by law, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for:

•	any derivative action or proceeding brought on our behalf;

•	any action or proceeding asserting a claim of breach of a fiduciary duty owed by any current or former director, officer or other employee or shareholder of our company to us or our shareholders;

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any action or proceeding asserting a claim arising pursuant to, or seeking to enforce any right, obligation or remedy under, any provision of Delaware law or our Amended and Restated Certificate of Incorporation or our Amended and Restated Bylaws (with respect to each, as may be amended from time to time); or

•	any action or proceeding asserting a claim governed by the internal affairs doctrine or any other action asserting an “internal corporate claim” as that term is defined in Section 115 of the DGCL.

However, if the Court of Chancery of Delaware does not have jurisdiction, the action or proceeding may be brought in any other state or U.S. federal court located within the State of Delaware. Further, this exclusive forum provision will not apply to suits brought to enforce a duty or liability created by the Exchange Act or the Securities Act, except that it may apply to such suits if brought derivatively on our behalf. There is, however, uncertainty as to whether a court would enforce such provision in connection with suits to enforce a duty or liability created by the Exchange Act or the Securities Act if brought derivatively on our behalf and our shareholders will not be deemed to have waived our compliance with the U.S. federal securities laws and the rules and regulations thereunder.

Any person holding, purchasing or otherwise acquiring any interest in shares of capital stock of us will be deemed to have notice of and have consented to this provision and deemed to have waived any argument relating to the inconvenience of the forum in connection with any action or proceeding described in this provision. This provision may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits. Alternatively, if a court of competent jurisdiction were to find this provision of our Amended and Restated Certificate of Incorporation inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions.

Your percentage ownership in DT Midstream may be diluted in the future.

Your percentage ownership in DT Midstream may be diluted in the future because of the settlement or exercise of equity-based awards that we expect to grant to our directors, officers and other employees. Prior to completion of the Spin-Off, we expect to approve an equity incentive plan that will provide for the grant of equity-based awards to our directors, officers and other employees, including equity grants that are expected to be made upon completion of the Spin-Off. For more information, see the section entitled “Executive Compensation—DT Midstream, Inc. Long-Term Incentive Plan” beginning on page 166 of this Information Statement. In addition, we may issue equity as all or part of the consideration paid for acquisitions and strategic investments that we may make in the future or as necessary to finance our ongoing operations.

In addition, our Amended and Restated Certificate of Incorporation will authorize us to issue, without the approval of our shareholders, one or more classes or series of preferred stock having such designation, powers, preferences and relative, participating, optional and other special rights, including preferences over our common stock with respect to dividends and distributions, as our Board may generally determine. The terms of one or more classes or series of preferred stock could dilute the voting power or reduce the value of our common stock. For example, we could grant the holders of preferred stock the right to elect some number of the members of our Board in all events or upon the happening of specified events, or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences that we could assign to holders of preferred stock could affect the residual value of our common stock. For more information, see the section entitled “Description of Our Capital Stock” beginning on page 179 of this Information Statement.

The rights associated with our common stock will differ from the rights associated with DTE Energy common stock.

Upon completion of the Distribution, the rights of DTE Energy shareholders who become our shareholders will be governed by our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws and by Delaware law. The rights associated with DTE Energy shares are different from the rights associated with our shares. Material differences between the rights of DTE Energy shareholders and the rights of our shareholders include differences with respect to, among other things:

•	whether the board of directors is classified;

•	the right of shareholders to call special meetings;

•	the convening of annual meetings of shareholders;

•	the voting standard in director elections; and

•	certain anti-takeover measures.

For more information, see the section entitled “Description of Our Capital Stock—Certain Provisions of Delaware Law, Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws” beginning on page 180 of this Information Statement.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This Information Statement and other materials we have filed or will file with the SEC contain or incorporate by reference statements which, to the extent they are not statements of historical or present fact, constitute “forward-looking statements” under the securities laws. From time to time, oral or written forward-looking statements may also be included in other information released to the public. These forward-looking statements are intended to provide management’s current expectations or plans for our future operating and financial performance, based on assumptions currently believed to be valid. Forward-looking statements can be identified by the use of words such as “believe,” “expect,” “expectations,” “plans,” “strategy,” “prospects,” “estimate,” “project,” “target,” “anticipate,” “will,” “should,” “see,” “guidance,” “outlook,” “confident” and other words of similar meaning in connection with a discussion of future operating or financial performance or the separation. Forward-looking statements may include, among other things, statements relating to future earnings, cash flow, results of operations, uses of cash, tax rates and other measures of financial performance or potential future plans, strategies or transactions of DT Midstream, the Spin-Off, including the expected timing of completion of the Spin-Off and estimated costs associated with the Spin-Off, and other statements that are not historical facts. Forward-looking statements are not guarantees of future results and conditions, but rather are subject to numerous assumptions, risks, and uncertainties that may cause actual future results to be materially different from those contemplated, projected, estimated, or budgeted. Such assumptions, risks, uncertainties and other factors include, but are not limited to, the following:

•	changes in general economic conditions;

•	competitive conditions in our industry;

•	actions taken by third-party operators, processors, transporters and gatherers;

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changes in expected production from Indigo Natural Resources, LLC and/or its affiliates, Southwestern Energy Company and/or its affiliates, Antero Resources Corporation and/or its affiliates and other third parties in our areas of operation;

•	demand for natural gas gathering, transmission, storage, transportation and water services;

•	the availability and price of natural gas to the consumer compared to the price of alternative and competing fuels;

•	competition from the same and alternative energy sources;

•	our ability to successfully implement our business plan;

•	our ability to complete organic growth projects on time and on budget;

•	our ability to complete acquisitions;

•	the price and availability of debt and equity financing;

•	restrictions in our existing and any future credit facilities;

•	energy efficiency and technology trends;

•	operating hazards and other risks incidental to gathering, storing and transporting natural gas;

•	natural disasters, adverse weather conditions, casualty losses and other matters beyond our control;

•	interest rates;

•	labor relations;

•	large customer defaults;

•	changes in the availability and cost of capital;

•	changes in tax status;

•	the effects of existing and future laws and governmental regulations;

•	changes in insurance markets impacting costs and the level and types of coverage available;

•	the timing and extent of changes in commodity prices;

•	the suspension, reduction or termination of our customers’ obligations under our commercial agreements;

•	disruptions due to equipment interruption or failure at our facilities, or third-party facilities on which our business is dependent;

•	the effects of future litigation;

•	the qualification of the Spin-Off as a tax-free Distribution;

•	our ability to achieve the benefits that we expect to achieve as an independent publicly traded company; and

•	our dependence on DTE Energy to provide us with certain services following the Spin-Off.

There can be no assurance that the Spin-Off or any other transactions described above will in fact be consummated in the manner described or at all. The above list of factors is not exhaustive. For additional information on identifying factors that may cause actual results to vary materially from those stated in forward-looking statements, see the discussion under the section entitled “Risk Factors” beginning on page 29 of this Information Statement. Any forward-looking statements made by us in this Information Statement speak only as of the date on which they are made. We are under no obligation to, and expressly disclaim any obligation to, update or alter our forward-looking statements, whether as a result of new information, subsequent events or otherwise.

THE SPIN-OFF

Background

On October 27, 2020, DTE Energy announced plans for the complete legal and structural separation of DT Midstream from DTE Energy.

To effect the separation, first, DTE Energy will undertake the Internal Transactions described under the section entitled “Certain Relationships and Related Party Transactions—Agreements with DTE Energy—Separation and Distribution Agreement” beginning on page 172 of this Information Statement. DTE Energy will subsequently distribute all of DT Midstream’s common stock to DTE Energy’s shareholders, and DT Midstream, holding the Midstream Business, will become an independent, publicly traded company.

Prior to completion of the Spin-Off, we intend to enter into a Separation and Distribution Agreement and several other agreements with DTE Energy related to the Spin-Off. These agreements will govern the relationship between DTE Energy and us up to and after completion of the Spin-Off and allocate between DTE Energy and us various assets, liabilities and obligations, including those related to employees and compensation and benefits plans and programs and tax-related assets and liabilities. See the section entitled “Certain Relationships and Related Party Transactions” beginning on page 172 of this Information Statement for more detail. No approval of DTE Energy’s shareholders is required in connection with the Spin-Off, and DTE Energy’s shareholders will not have any appraisal rights in connection with the Spin-Off.

Completion of the Spin-Off is subject to the satisfaction, or the waiver by DTE Energy’s board of directors, which we refer to as the “DTE Energy Board,” of a number of conditions. If the DTE Energy Board waives any condition prior to the effectiveness of the Registration Statement on Form 10, of which this Information Statement is a part, and the result of such waiver is material to DTE Energy shareholders, DTE Energy will file an amendment to the Registration Statement to revise the disclosure in this Information Statement accordingly. In the event that the DTE Energy Board waives a condition after this Registration Statement becomes effective and such waiver is material to DTE Energy shareholders, DTE Energy will communicate such change to DTE Energy shareholders by filing a Current Report on Form 8-K describing the change. For a complete discussion of all of the conditions to the Distribution, see the section entitled “The Spin-Off—Conditions to the Spin-Off” beginning on page 81 of this Information Statement.

In addition, DTE Energy has the right not to complete the Spin-Off if, at any time, the DTE Energy Board determines, in its sole and absolute discretion, that the Spin-Off is not in the best interests of DTE Energy or its shareholders, or is otherwise not advisable. If the Spin-Off is not completed for any reason, DTE Energy and DT Midstream will have incurred significant costs related to the Spin-Off, including fees for consultants, financial and legal advisors, accountants and auditors, that will not be recouped. Total one-time transaction costs associated with the Spin-Off are preliminarily estimated to range from $70 million to $80 million if the Spin-Off is completed, of which DT Midstream is expected to incur approximately $30 million to $35 million of costs and DTE Energy is expected to incur $40 million to $45 million of costs. If the Spin-Off is not completed for any reason, the one-time transaction costs will generally be limited to the transaction costs incurred for services rendered as of the date the Spin-Off is abandoned, which will be less than the ranges noted above. Our management will also have devoted significant time to manage the Spin-Off process, which will decrease the time they will have to manage the business of DTE Energy and DT Midstream. See the section entitled “The Spin-Off—Conditions to the Spin-Off” beginning on page 81 of this Information Statement for more detail.

Reasons for the Spin-Off

The DTE Energy Board has regularly reviewed the businesses that comprise DTE Energy to confirm that DTE Energy’s assets are being put to use in a manner that is in the best interests of DTE Energy and its shareholders. Accordingly, the DTE Energy Board and management’s decision to pursue the Spin-Off is a result of a series of strategic discussions that began in mid-2019 and which focused on a review of DTE Energy’s business mix and portfolio. Following this review, the DTE Energy Board and management determined that transforming DTE Energy into a predominantly pure-play regulated utility and positioning DT Midstream as an independent publicly traded company would create numerous benefits for both DTE Energy and DT Midstream and would unlock significant shareholder value. In reaching the decision to pursue the Spin-Off, the DTE Energy Board and management considered a range of potential structural alternatives for the Midstream Business, including a sale or merger of some or all of the Midstream Business to or with third parties, and management recommended the Spin-Off as the most attractive alternative for enhancing shareholder value. As part of this evaluation, the DTE Energy Board retained outside expert advisors, and considered a number of factors, including the strategic clarity and flexibility for DTE Energy and DT Midstream after the Spin-Off, the ability of DTE Energy and DT Midstream to compete and operate efficiently and effectively (including DT Midstream’s ability to retain and attract management talent) after the Spin-Off, the financial profile of DTE Energy and DT Midstream and the potential reaction of investors.

As a result of this evaluation, the DTE Energy Board determined that proceeding with the Spin-Off would be in the best interests of DTE Energy and its shareholders. The DTE Energy Board considered a number of potential benefits of this approach, including:

•

Strategic clarity and flexibility. Following the Spin-Off, DTE Energy and DT Midstream will each have a more focused business and be better able to dedicate financial, management and other resources to leverage its areas of strength and differentiation. Each company will pursue appropriate growth opportunities and execute strategic plans best suited to address the distinct market trends and opportunities for its business.

•

Focused management. The Spin-Off will allow the management of each of DTE Energy and DT Midstream to devote its time and attention to the development and implementation of corporate strategies and policies that are based on the specific business characteristics of their respective companies and markets. Each company will be able to adapt more quickly to address specific market dynamics, target investments in select growth areas and accelerate decision-making processes. This includes, in the case of DT Midstream, enhanced focus on accretive growth opportunities, projects and asset reliability.

•

Distinct and clear financial profiles and compelling investment cases. Investment in one or the other company may appeal to investors with different goals, interests and expectations. The Spin-Off will allow investors to make independent investment decisions with respect to DTE Energy and DT Midstream and may result in greater alignment between the interests of each company’s shareholder base and the characteristics of its respective business, capital structure and financial results.

•

Separate capital structures and allocation flexibility. The Spin-Off will enable each of DTE Energy and DT Midstream to leverage its distinct growth profile and cash flow characteristics to optimize its capital structure and capital allocation strategy. The Spin-Off will permit each company to allocate its financial resources to meet the unique needs of its own businesses, which will allow each company to intensify its focus on its distinct strategic priorities and individual business risk and return profiles.

•

Creation of independent equity securities and increased strategic opportunities. The Spin-Off will afford DTE Energy and DT Midstream the ability to offer their independent equity securities to the capital markets and enable each standalone company to use its own industry-focused stock to pursue portfolio enhancing acquisitions or other strategic opportunities that are more closely aligned with each company’s strategic goals and expected growth opportunities.

The DTE Energy Board also considered a number of potentially negative factors in evaluating the Spin-Off, including:

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Risk of failure to achieve the anticipated benefits of the Spin-Off. DTE Energy and DT Midstream may not achieve the anticipated benefits of the Spin-Off for a variety of reasons, including, among others: the Spin-Off will require significant amounts of management’s time and effort, which may divert management’s attention from operating each company’s business; there may be dis-synergy costs related to the Spin-Off; and following the Spin-Off, each company may be more susceptible to certain economic and market fluctuations and other adverse events than if DT Midstream were still a part of DTE Energy because each company will be less diversified than DTE Energy prior to the separation. For more information on the specific risks to DT Midstream of the failure to achieve the anticipated benefits of the Spin-Off, see the section entitled “Risk Factors—Risks Relating to the Spin-Off—We may be unable to achieve some or all of the benefits that we expect to achieve from the Spin-Off, which could materially adversely affect our business, financial condition and results of operations” beginning on page 55 of this Information Statement.

•

Loss of scale and increased costs. As part of DTE Energy, DT Midstream benefits from DTE Energy’s operating diversity, scale, purchasing power, credit rating, borrowing leverage and available capital for investments. After the Spin-Off, DT Midstream, as a standalone company, will be unable to take advantage of DTE Energy’s scale in procuring certain products and services on terms as favorable as those that DT Midstream obtained as part of DTE Energy prior to the Spin-Off and will be unable to take advantage of DTE Energy’s credit rating, cost of capital and access to capital. In addition, as part of DTE Energy, DT Midstream benefits from certain functions performed by DTE Energy, such as accounting, auditing, communications, tax, legal and ethics and compliance program administration, human resources, information technology, insurance, investor relations, risk management, treasury, other shared facilities and other general, administrative and limited operational functions. After the Spin-Off, DTE Energy will not perform these functions for DT Midstream (other than certain functions that will be provided for a limited time pursuant to the Transition Services Agreement) and, because of DT Midstream’s smaller scale as standalone company, the cost of performing such functions could be higher than the amounts reflected in DT Midstream’s historical consolidated financial statements, which would cause profitability to decrease.

•

Disruptions and costs related to the Spin-Off. The actions required to separate the Midstream Business from DTE Energy could disrupt both DTE Energy’s and DT Midstream’s operations. In addition, DTE Energy and DT Midstream will incur substantial costs in connection with the Spin-Off and DT Midstream’s transition to being a standalone public company, which may include costs to separate shared systems, accounting, tax, legal and other professional services costs and recruiting and relocation costs associated with hiring directors and management who are new to DT Midstream.

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Limitations on strategic transactions. Under the terms of the Tax Matters Agreement that DT Midstream will enter into with DTE Energy, DT Midstream will be restricted from taking certain actions that could cause the Distribution or certain related transactions to fail to qualify as tax-free transactions under applicable law. These restrictions may limit for a period of time DT Midstream’s ability to pursue certain strategic transactions and equity issuances or engage in other transactions that otherwise might increase the value of our business. For more information, see the section entitled “Certain Relationships and Related Party Transactions—Agreements with DTE Energy—Tax Matters Agreement” beginning on page 175 of this Information Statement.

•

Uncertainty regarding share prices. We cannot predict the effect of the Distribution on the trading prices of DTE Energy’s and DT Midstream’s common stock or know with certainty whether the combined market value of the shares of DT Midstream common stock to be distributed per share of DTE Energy common stock in the Distribution and DTE Energy’s common stock following the Distribution will be less than, equal to or greater than the market value of the shares of DTE Energy’s common stock prior to the Distribution. Furthermore, there is the risk of volatility in each company’s stock price following the Distribution due to sales by certain shareholders whose investment objectives may not be met by each company’s common stock, and it may take time for each company to attract its optimal shareholder base.

Notwithstanding these costs and risks, the anticipated costs of which are not reasonably quantifiable, and considering the factors discussed above, the DTE Energy Board determined that the Spin-Off provided the best opportunity to achieve the above benefits and enhance shareholder value. For additional information, see the section entitled “Risk Factors” beginning on page 29 of this Information Statement.

When and How You Will Receive DT Midstream Shares

DTE Energy will distribute to its shareholders, as a pro rata dividend, for every two shares of DTE Energy common stock outstanding as of the close of business on [                ], 2021, which we refer to as the “Record Date,” one share of our common stock.

Prior to the Distribution, DTE Energy will deliver all of the issued and outstanding shares of our common stock to the distribution agent. Equiniti Trust Company, which we refer to as “EQ Shareowner Services,” will serve as distribution agent in connection with the Distribution and as transfer agent and registrar for our common stock.

If you own DTE Energy common stock as of the close of business on [                ], 2021, the shares of our common stock that you are entitled to receive in the Distribution will be issued to your account as follows:

•

Registered shareholders. If you own your shares of DTE Energy common stock directly through DTE Energy’s transfer agent, EQ Shareowner Services, you are a registered shareholder. In this case, the distribution agent will credit the whole shares of our common stock you receive in the Distribution by way of direct registration in book-entry form to a new account with our transfer agent. Registration in book-entry form refers to a method of recording share ownership where no physical stock certificates are issued to shareholders, as is the case in the Distribution. You will be able to access information regarding your book-entry account holding the DT Midstream shares at www.shareowneronline.com or by calling (866) 388-8558.

Commencing on or shortly after the Distribution Date, the distribution agent will mail to you an account statement that indicates the number of whole shares of our common stock that have been registered in book-entry form in your name. We expect it will take the distribution agent up to two weeks after the Distribution Date to complete the distribution of the shares of our common stock and mail statements of holding to all registered shareholders.

•

“Street name” or beneficial shareholders. If you own your shares of DTE Energy common stock beneficially through a bank, broker or other nominee, such bank, broker or other nominee holds the shares in “street name” and records your ownership on its books. If you own your shares of DTE Energy common stock through a bank, broker or other nominee, your bank, broker or other nominee will credit your account with the whole shares of our common stock that you receive in the Distribution on or shortly after the Distribution Date. We encourage you to contact your bank, broker or other nominee if you have any questions concerning the mechanics of having shares held in “street name.”

If you sell any of your shares of DTE Energy common stock on or before the Distribution Date, the buyer of those shares may in some circumstances be entitled to receive the shares of our common stock to be distributed in respect of the DTE Energy shares you sold. For more information, see the section entitled “—Trading Prior to the Distribution Date” beginning on page 81 of this Information Statement.

We are not asking DTE Energy shareholders to take any action in connection with the Spin-Off. No shareholder approval of the Spin-Off is required. We are not asking you for a proxy and request that you not send us a proxy. We are also not asking you to make any payment or surrender or exchange any of your shares of DTE Energy common stock for shares of our common stock. The number of outstanding shares of DTE Energy common stock will not change as a result of the Spin-Off.

Number of Shares You Will Receive

On the Distribution Date, for every two shares of DTE Energy common stock you owned as of the Record Date, you will receive one share of our common stock.

Treatment of Fractional Shares

The distribution agent will not distribute any fractional shares of our common stock in connection with the Spin-Off. Instead, the distribution agent will aggregate all fractional shares into whole shares and sell the whole shares in the open market at prevailing market prices on behalf of DTE Energy shareholders entitled to receive a fractional share. The distribution agent will then distribute the aggregate cash proceeds of the sales, net of brokerage fees, transfer taxes and other costs, pro rata to these holders (net of any required withholding for taxes applicable to each holder). We anticipate that the distribution agent will make these sales in the “when-issued” market, and “when-issued” trades will generally settle within two trading days following the Distribution Date. For more information regarding “when-issued” trading, see the section entitled “—Trading Prior to the Distribution Date” beginning on page 81 of this Information Statement. The distribution agent will, in its sole discretion, without any influence by DTE Energy or us, determine when, how, through which broker-dealer and at what price to sell the whole shares. The distribution agent is not, and any broker-dealer used by the distribution agent will not be, an affiliate of either DTE Energy or us.

The distribution agent will send to each registered holder of DTE Energy common stock entitled to a fractional share a check in the cash amount deliverable in lieu of that holder’s fractional share as soon as practicable following the Distribution Date. We expect the distribution agent to take about two weeks after the Distribution Date to complete the distribution of cash in lieu of fractional shares to DTE Energy shareholders. If you hold your shares through a bank, broker or other nominee, your bank, broker or nominee will receive, on your behalf, your pro rata share of the aggregate net cash proceeds of the sales. No interest will be paid on any cash you receive in lieu of a fractional share. The cash you receive in lieu of a fractional share will generally be taxable to you for U.S. federal income tax purposes. For more information, see the section below entitled “—Material U.S. Federal Income Tax Consequences of the Spin-Off” beginning on page 74 of this Information Statement.

Treatment of Outstanding Equity-Based Awards

The following discussion describes the expected treatment of DTE Energy equity awards in connection with the Spin-Off. The post-Spin-Off treatment of an individual’s award is expected to depend on the type of award and whether the individual will be an employee of DTE Energy or DT Midstream immediately following the Spin-Off. For purposes of this discussion, a “DTE Energy Holder” refers to an individual who is an employee or non-employee director (or former employee or non-employee director) of DTE Energy immediately following the Spin-Off (other than employees of DT Midstream immediately following the Spin-Off), and a “DT Midstream Holder” refers to an individual who is an employee of DT Midstream immediately following the Spin-Off, regardless of the entity for which such individual provided services immediately prior to the Spin-Off. We expect that the treatment described below would become effective as of the Distribution Date.

Restricted Stock Awards

We expect that each DTE Energy restricted stock award held on the Distribution Date by any DT Midstream Holder will convert into a DT Midstream restricted stock unit award in a manner that preserves the value of the award following the Spin-Off. We expect that each DTE Energy restricted stock award held on the Distribution Date by any DTE Energy Holder will remain a DTE Energy restricted stock award and will be adjusted to preserve the value of the award following the Spin-Off. After the Spin-Off, the DTE Energy restricted stock awards and DT Midstream restricted stock unit awards will be subject to substantially the same terms and conditions as the original DTE Energy restricted stock awards, except that the vesting of awards held by DT Midstream Holders will be based on continued service with DT Midstream.

Performance Share Awards

We expect the treatment of DTE Energy performance share awards that are outstanding on the Distribution Date to depend on whether the award is held by a DT Midstream Holder or a DTE Energy Holder and, in the case of DT Midstream Holders, to depend on the year in which the award was granted, as described below.

DTE Energy Performance Share Awards Held by DT Midstream Holders

2019 Awards. We expect that each DTE Energy performance share award granted in 2019 and held by a DT Midstream Holder on the Distribution Date will become vested immediately prior to the Spin-Off as to two-thirds of the award based on actual performance as of December 31, 2020, and the unvested portion will cease to be outstanding as of the Spin-Off. In connection with the Spin-Off, DT Midstream will grant to DT Midstream Holders who held DTE Energy performance share awards granted in 2019 a new DT Midstream performance share of similar value to the portion of such DTE Energy performance share award that ceased to be outstanding.

2020 Awards. We expect that each DTE Energy performance share award granted in 2020 and held by a DT Midstream Holder on the Distribution Date will become vested immediately prior to the Spin-Off as to one-third of the award based on actual performance as of December 31, 2020, and the unvested portion will cease to be outstanding as of the Spin-Off. In connection with the Spin-Off, DT Midstream will grant to DT Midstream Holders who held DTE Energy performance share awards granted in 2020 a new DT Midstream performance share of similar value to the portion of such DTE Energy performance share award that ceased to be outstanding.

2021 Awards. We expect that each DTE Energy performance share award granted in 2021 and held by a DT Midstream Holder on the Distribution Date will be replaced with a DT Midstream performance share award, based on the target number of performance shares, in a manner that preserves the value of the award following the Spin-Off.

In all cases, we expect that the substitute DT Midstream performance share awards will be subject to substantially the same terms and conditions as the corresponding DTE Energy performance share awards, except that the vesting of the DT Midstream performance share awards will be based on the holder’s service with DT Midstream and on DT Midstream performance metrics, except as otherwise described herein.

DTE Energy Performance Share Awards Held by DTE Energy Holders

We expect that each DTE Energy performance share award granted in 2019, 2020 and 2021 and held by a DTE Energy Holder on the Distribution Date will remain a DTE Energy performance share award and will be adjusted in a manner that preserves the target value of the award following the Spin-Off. Each adjusted performance share award will be subject to substantially the same terms and conditions as the original DTE Energy performance share award.

Phantom Share Awards

We expect that each DTE Energy phantom share award held on the Distribution Date by any non-employee director of DTE Energy immediately following the Spin-Off will remain a DTE Energy phantom share and will be adjusted to preserve the value of the award following the Spin-Off. Each adjusted phantom share award will be subject to substantially the same terms and conditions as the original DTE Energy phantom share award.

Material U.S. Federal Income Tax Consequences of the Spin-Off

Consequences to Holders of DTE Energy Common Stock

The following is a summary of the material U.S. federal income tax consequences to holders of DTE Energy common stock in connection with the Distribution. This summary is based on the Internal Revenue Code, which we refer to as the “Code,” the Treasury Regulations promulgated under the Code and judicial and administrative interpretations of those laws, in each case as in effect and available as of the date of this Information Statement and all of which are subject to change at any time, possibly with retroactive effect. Any such change could affect the tax consequences described below.

This summary is limited to holders of DTE Energy common stock that hold their DTE Energy common stock as a capital asset. For purposes of this summary, a “U.S. Holder” is a beneficial owner of DTE Energy common stock that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or a resident of the U.S.;

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized under the laws of the U.S. or any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust if (i) a court within the U.S. is able to exercise primary jurisdiction over its administration and one or more U.S. persons have the authority to control all of its substantial decisions or (ii) in the case of a trust that was treated as a domestic trust under law in effect before 1997, a valid election is in place under applicable Treasury Regulations.

A “Non-U.S. Holder” is a beneficial owner of DTE Energy common stock that is not a U.S. Holder or a U.S. partnership for U.S. federal income tax purposes.

This summary does not discuss all tax considerations that may be relevant to shareholders in light of their particular circumstances, nor does it address the consequences to shareholders subject to special treatment under the U.S. federal income tax laws, such as:

•	dealers or traders in securities or currencies;

•	tax-exempt entities;

•	banks, financial institutions or insurance companies;

•	real estate investment trusts, regulated investment companies or grantor trusts;

•	persons who acquired DTE Energy common stock pursuant to the exercise of employee stock options or otherwise as compensation;

•	shareholders who own, or are deemed to own, 10% or more, by voting power or value, of DTE Energy equity;

•	shareholders owning DTE Energy common stock as part of a position in a straddle or as part of a hedging, conversion or other risk reduction transaction for U.S. federal income tax purposes;

•	certain former citizens or long-term residents of the U.S.;

•	shareholders who are subject to the alternative minimum tax;

•	persons who own DTE Energy common stock through partnerships or other pass-through entities; or

•	persons who hold DTE Energy common stock through a tax-qualified retirement plan.

This summary does not address any U.S. state or local or foreign tax consequences or any estate, gift or other non-income tax consequences.

If a partnership, or any other entity treated as a partnership for U.S. federal income tax purposes, holds DTE Energy common stock, the tax treatment of a partner in that partnership will generally depend on the status of the partner and the activities of the partnership. Such a partner or partnership is urged to consult its own tax advisor as to its tax consequences.

YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISOR WITH RESPECT TO THE U.S. FEDERAL, STATE AND LOCAL AND FOREIGN TAX CONSEQUENCES OF THE DISTRIBUTION.

U.S. Holders

Completion of the Spin-Off is conditioned upon DTE Energy’s receipt of a written opinion of Cravath, Swaine & Moore LLP, counsel to DTE Energy, to the effect that the Distribution will qualify as a distribution to which Section 355(a), Section 355(c) and Section 361 of the Code apply. The opinion will be based on the assumption that, among other things, the representations made, and information submitted, in connection with it are accurate. If the Distribution qualifies for this treatment and subject to the qualifications and limitations set forth herein (including the discussion below relating to the receipt of cash in lieu of fractional shares), for U.S. federal income tax purposes:

•	no gain or loss should be recognized by, or be includible in the income of, a U.S. Holder as a result of the Distribution, except with respect to any cash received in lieu of fractional shares;

•

the aggregate tax basis of the DTE Energy common stock and our common stock held by each U.S. Holder immediately after the Distribution should be the same as the aggregate tax basis of the DTE Energy common stock held by the U.S. Holder immediately before the Distribution, allocated between the DTE Energy common stock and our common stock in proportion to their relative fair market values on the date of the Distribution (subject to reduction upon the deemed sale of any fractional shares, as described below); and

•

the holding period of our common stock received by each U.S. Holder should include the holding period of its DTE Energy common stock, provided that such DTE Energy common stock is held as a capital asset on the date of the Distribution.

U.S. Holders that have acquired different blocks of DTE Energy common stock at different times or at different prices are urged to consult their tax advisors regarding the allocation of their aggregate adjusted tax basis among, and the holding period of, shares of our common stock distributed with respect to such blocks of DTE Energy common stock.

If a U.S. Holder receives cash in lieu of a fractional share of common stock as part of the Distribution, the U.S. Holder will be treated as though it first received a distribution of the fractional share in the Distribution and then sold it for the amount of cash actually received. Provided the fractional share is considered to be held as a capital asset on the date of the Distribution, the U.S. Holder will generally recognize capital gain or loss measured by the difference between the cash received for such fractional share and the U.S. Holder’s tax basis in that fractional share, as determined above. Such capital gain or loss will be long-term capital gain or loss if the U.S. Holder’s holding period for the DTE Energy common stock is more than one year on the date of the Distribution.

The opinion of counsel will not address any U.S. state or local or foreign tax consequences of the Spin-Off or any potential gain to be taken into account by Significant Non-U.S. Holders (as defined below) under Section 897 of the Code. The opinion will assume that the Spin-Off will be completed according to the terms of the Separation and Distribution Agreement and will rely on the facts as stated in the Separation and Distribution Agreement, the Tax Matters Agreement, the other ancillary agreements, this Information Statement and a number of other documents. In addition, the opinion will be based on certain representations as to factual matters from, and certain covenants by, DTE Energy and us. The opinion cannot be relied on if any of the assumptions, representations or covenants is incorrect, incomplete or inaccurate or are violated in any material respect.

The opinion of counsel will not be binding on the IRS or the courts, and there can be no assurance that the IRS or a court will not take a contrary position. DTE Energy has not requested, and does not intend to request, a ruling from the IRS regarding the U.S. federal income tax consequences of the Spin-Off.

If the Distribution were determined not to qualify as a distribution to which Section 355(a), Section 355(c) and Section 361 of the Code apply, the above consequences would not apply, and U.S. Holders could be subject to tax. In this case, each U.S. Holder who receives our common stock in the Distribution would generally be treated as receiving a distribution in an amount equal to the fair market value of our common stock received, which would generally result in:

•	a taxable dividend to the U.S. Holder to the extent of that U.S. Holder’s pro rata share of DTE Energy’s current and accumulated earnings and profits;

•	a reduction in the U.S. Holder’s basis (but not below zero) in DTE Energy common stock to the extent the amount received exceeds the shareholder’s share of DTE Energy’s earnings and profits; and

•

a taxable gain from the exchange of DTE Energy common stock to the extent the amount received exceeds the sum of the U.S. Holder’s share of DTE Energy’s earnings and profits and the U.S. Holder’s basis in its DTE Energy common stock.

Non-U.S. Holders

Distribution of Our Common Stock

Provided that the Distribution qualifies as a distribution to which Section 355(a), Section 355(c) and Section 361 of the Code apply and DTE Energy’s common stock continues to be “regularly traded” on the New York Stock Exchange, which we refer to as the “NYSE,” or another “established securities market” (as those terms are defined under the relevant provisions of the Code), Non-U.S. Holders (other than a “Significant Non-U.S. Holder,” as defined below) receiving stock in the Distribution will not be subject to U.S. federal income tax on any gain realized on the receipt of our common stock.

A “Significant Non-U.S. Holder” is a Non-U.S. Holder that beneficially owned more than 5% of DTE Energy common stock at any time during the shorter of the five-year period ending on the Distribution Date or the Non-U.S. Holder’s holding period, taking into account both actual and constructive ownership under the applicable ownership attribution rules of the Code. A Significant Non-U.S. Holder that receives our common stock in the Distribution will be subject to U.S. federal income tax on any gain realized with respect to its existing DTE Energy common stock as a result of the Distribution only if (i) DTE Energy is treated as a “United States real property holding corporation,” which we refer to as a “USRPHC,” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the Distribution Date or the period during which the Significant Non-U.S. Holder held such DTE Energy common stock and (ii) we are not a USRPHC immediately following the Distribution.

In general, a corporation will be a USRPHC at any relevant time described above if 50% or more of the fair market value of the corporation’s assets constitute “United States real property interests” within the meaning of the Code. DTE Energy has not made a determination as to whether it is or has been in the last five years a USRPHC. Because the determination of whether a corporation is a USRPHC depends on the relative fair market value of its United States real property interests and other assets, and because the USRPHC rules are complex, we can give no assurance as to whether DTE Energy is or has been a USRPHC in the relevant period or whether we will be a USRPHC after the Distribution. However, we believe that we may be a USRPHC immediately after the Distribution. Even if DTE Energy were a USRPHC, if we were also a USRPHC immediately after the Distribution then any Significant Non-U.S. Holder that receives our common stock will not be subject to U.S. federal income tax on any gain realized with respect to its existing DTE Energy common stock as a result of the Distribution if such Non-U.S. Holder meets certain requirements described in the Treasury Regulations. Non-U.S. Holders should consult their tax advisors to determine if they are or may be Significant Non-U.S. Holders under the applicable rules.

A Non-U.S. Holder may be subject to tax upon the future sale or other disposition of our stock if we are or have been a USRPHC at any time during the shorter of (i) the Non-U.S. Holder’s holding period and (ii) the five-year period ending on the date of the sale or other disposition. Provided that our common stock continues to be traded on the NYSE or another established securities market, a Non-U.S. Holder will not be subject to tax upon a future sale or other disposition as a result of our status as a USRPHC unless the Non-U.S. Holder has owned more than 5% of our common stock (directly or by attribution) at any time during the relevant period described above. Non-U.S. Holders should consult their tax advisors to determine if they will or may own more than 5% of our common stock after the Distribution under the applicable rules.

If the Distribution were determined not to qualify as a distribution to which Section 355(a), Section 355(c) and Section 361 of the Code apply, the above consequences would not apply, and Non-U.S. Holders could be subject to tax. In this case, each Non-U.S. Holder who receives our common stock in the Distribution would generally be treated as receiving a distribution in an amount equal to the fair market value of our common stock received, which would be subject to U.S. federal income tax at a rate of 30% of the gross amount of any such distribution that is treated as a dividend, unless:

•

such dividend was effectively connected with the conduct of a U.S. trade or business, and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base maintained by the Non-U.S. Holder within the U.S.; or

•	the Non-U.S. Holder is entitled to a reduced tax rate with respect to dividends pursuant to an applicable income tax treaty.

Under the first exception, regular graduated U.S. federal income tax rates applicable to U.S. persons would apply to the dividend, and, in the case of a corporate Non-U.S. Holder, a branch profits tax may also apply, as described below. Unless one of these exceptions applies and the Non-U.S. Holder provides an appropriate IRS Form W-8 (or applicable successor form) to claim an exemption from or reduction in the rate of withholding under such exception, we may be required to withhold 30% of any distribution of our common stock treated as a dividend to satisfy the Non-U.S. Holder’s U.S. federal income tax liability.

A distribution of our common stock that does not qualify as a distribution to which Section 355(a), Section 355(c) and Section 361 of the Code apply could also be treated as a nontaxable return of capital or could trigger capital gain for U.S. federal income tax purposes. A distribution of our common stock that is treated as a nontaxable return of capital is generally not subject to U.S. income tax. Such distribution may be subject to U.S. withholding tax if DTE Energy is treated as a USRPHC as described above; however, in such case the U.S. withholding tax generally will not apply so long as the common stock of DTE Energy continues to be regularly traded on the NYSE or another established securities market, and the Non-U.S. Holder is not a Significant Non-U.S. Holder. A distribution of our common stock triggering capital gain is generally not subject to U.S. federal income taxation subject to the same exceptions described below under “—Cash in Lieu of Fractional Shares,” and generally is not subject to U.S. withholding tax subject to the same exception described above for a nontaxable return of capital.

Cash in Lieu of Fractional Shares

If a Non-U.S. Holder receives cash in lieu of a fractional share of common stock as part of the Distribution, the Non-U.S. Holder will be treated as though it first received a distribution of the fractional share in the Distribution and then sold it for the amount of cash actually received. Non-U.S. Holders generally will not be subject to regular U.S. federal income or withholding tax on gain realized in such a sale, unless:

•

the gain is effectively connected with a U.S. trade or business of the Non-U.S. Holder and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base maintained by the Non-U.S. Holder within the U.S.;

•

the Non-U.S. Holder is a nonresident alien individual who is present in the U.S. for a period or periods aggregating 183 days or more during the taxable year in which the Distribution occurs and certain other conditions are met; or

•

we are treated as a USRPHC immediately after the Distribution, and either (i) our common stock is not regularly traded on an established securities market (we expect that our common stock will be regularly traded on the NYSE, an established securities market) or (ii) if our common stock is regularly traded on an established securities market (as we expect will be the case), the Non-U.S. Holder is a holder of 5% or more of our common stock (directly or by attribution).

If one or more of the situations described in the three above bullets applies, the Non-U.S. Holder generally will recognize capital gain or loss measured by the difference between the cash received for the fractional share of our common stock and the Non-U.S. Holder’s tax basis that would be allocated to such fractional share. Gains realized by a Non-U.S. Holder described in the first bullet above that are effectively connected with the conduct of a trade or business, and, if required by an applicable income tax treaty, are attributable to a permanent establishment or a fixed base maintained by the Non-U.S. Holder within the U.S. generally will be taxed on a net income basis at the graduated rates that are applicable to U.S. persons. In the case of a Non-U.S. Holder that is a corporation, such income may also be subject to the U.S. federal branch profits tax (currently at a 30% rate), unless the rate is reduced or eliminated by an applicable income tax treaty and the Non-U.S. Holder is a qualified resident of the treaty country. Gains realized by a Non-U.S. Holder described in the second bullet above generally will be subject to a 30% tax on the receipt of cash in lieu of fractional shares (or a lower treaty rate, if applicable), with such gains eligible to be offset by certain U.S.-source capital losses recognized in the same taxable year of the Distribution. Non-U.S. Holders that meet the circumstances described in the third bullet above should consult their own tax advisors regarding the determination of the amount of gain (if any) that would be subject to U.S. federal income tax. If the distribution does not qualify as a distribution to which Section 355(a), Section 355(c) and Section 361 of the Code apply, then the same rules will apply, but the Non-U.S. Holder’s basis in the fractional share of our stock will be its fair market value at the time of the Distribution.

Backup Withholding and Information Statement

Payments of cash in lieu of a fractional share of our common stock may, under certain circumstances, be subject to “backup withholding,” unless a U.S. Holder provides proof of an applicable exemption or a correct taxpayer identification number, and otherwise complies with the requirements of the backup withholding rules. Corporations will generally be exempt from backup withholding, but may be required to provide a certification to establish their entitlement to the exemption. Non-U.S. Holders generally may avoid backup withholding by furnishing a properly executed IRS Form W-8BEN or W-8BEN-E (or other applicable form) certifying the Non-U.S. Holder’s non-U.S. status or by otherwise establishing an exemption. Backup withholding is not an additional tax, and it may be refunded or credited against a holder’s U.S. federal income tax liability if the required information is timely supplied to the IRS.

Treasury Regulations require each DTE Energy shareholder that, immediately before the Distribution, owned 5% or more (by vote or value) of the total outstanding stock of DTE Energy to attach to such shareholder’s U.S. federal income tax return for the year in which the Distribution occurs a statement setting forth certain information related to the Distribution.

Consequences to DTE Energy

The following is a summary of the material U.S. federal income tax consequences to DTE Energy in connection with the Spin-Off that may be relevant to holders of DTE Energy common stock.

As discussed above, completion of the Spin-Off is conditioned upon DTE Energy’s receipt of a written opinion of Cravath, Swaine & Moore LLP, counsel to DTE Energy, to the effect that the Distribution will qualify as a distribution to which Section 355(a), Section 355(c) and Section 361 of the Code apply. If the Distribution qualifies as a distribution to which Section 355(a), Section 355(c) and Section 361 of the Code apply, no gain or loss should be recognized by DTE Energy as a result of the Distribution. The opinion of counsel is subject to the qualifications and limitations as are set forth above under the section above entitled “—Consequences to Holders of DTE Energy Common Stock” beginning on page 74 of this Information Statement.

If the Distribution were determined not to qualify as a distribution to which Section 355(a), Section 355(c) and Section 361 of the Code apply, then DTE Energy would recognize gain equal to the excess of the fair market value of our common stock distributed to DTE Energy shareholders over DTE Energy’s tax basis in our common stock.

Indemnification Obligation

If it were determined that the Distribution did not qualify as a distribution to which Section 355(a), Section 355(c) and Section 361 of the Code apply, we could, under certain circumstances, be required to indemnify DTE Energy for taxes resulting from the recognition of gain described above and related expenses. In addition, current tax law generally creates a presumption that the Distribution would be taxable to DTE Energy, but not to holders, if we or our shareholders were to engage in transactions that result in a 50% or greater change by vote or value in the ownership of our stock during the four-year period beginning on the date that begins two years before the date of the Distribution, unless it were established that such transactions and the Distribution were not part of a plan or series of related transactions giving effect to such a change in ownership. If the Distribution were taxable to DTE Energy due to such a 50% or greater change in ownership of our stock, DTE Energy would recognize gain equal to the excess of the fair market value of our common stock distributed to DTE Energy shareholders over DTE Energy’s tax basis in our common stock and we generally would be required to indemnify DTE Energy for the tax on such gain and related expenses.

Results of the Spin-Off

After the Spin-Off, we will be an independent, publicly traded company. Immediately following the Spin-Off, we expect to have approximately 309,000 beneficial holders of shares of our common stock and approximately 96,863,680 shares of our common stock outstanding, based on the number of DTE Energy shareholders and shares of DTE Energy common stock outstanding on March 31, 2021. The actual number of shares of our common stock DTE Energy will distribute in the Spin-Off will depend on the actual number of shares of DTE Energy common stock outstanding on the Record Date, which will reflect any issuance of new shares in respect of settlements or exercises of outstanding equity-based awards pursuant to DTE Energy’s equity plans, on or prior to the Record Date. The Spin-Off will not affect the number of outstanding shares of DTE Energy common stock or any rights of DTE Energy shareholders, although we expect the trading price of shares of DTE Energy common stock immediately following the Distribution to be lower than immediately prior to the Distribution because the trading price of DTE Energy common stock will no longer reflect the value of the Midstream Business. Furthermore, until the market has fully analyzed the value of DTE Energy without the Midstream Business, the trading price of shares of DTE Energy common stock may fluctuate and result in a higher volatility in stock price.

Before our separation from DTE Energy, we intend to enter into a Separation and Distribution Agreement and several other agreements with DTE Energy related to the Spin-Off. These agreements will govern the relationship between DTE Energy and DT Midstream up to and after completion of the Spin-Off and allocate between DTE Energy and us various assets, liabilities, rights and obligations, including those related to employees and compensation and benefits plans and programs and tax-related assets and liabilities. We describe these arrangements in greater detail under the section entitled “Certain Relationships and Related Party Transactions—Agreements with DTE Energy” beginning on page 172 of this Information Statement.

Listing and Trading of our Common Stock

As of the date of this Information Statement, we are a wholly owned subsidiary of DTE Energy. Accordingly, no public market for our common stock currently exists, although a “when-issued” market in our common stock may develop prior to the Distribution. For an explanation of a “when-issued market,” see the section below entitled “—Trading Prior to the Distribution Date” beginning on page 81 of this Information Statement. We intend to list our shares of common stock on the NYSE under the ticker symbol “DTM.” Following the Spin-Off, DTE Energy common stock will continue to trade on the NYSE under the ticker symbol “DTE.”

Neither we nor DTE Energy can assure you as to the trading price of DTE Energy common stock or our common stock after the Spin-Off, or as to whether the combined trading prices of our common stock and the DTE Energy common stock after the Spin-Off will be less than, equal to or greater than the trading prices of DTE Energy common stock prior to the Spin-Off. The trading price of our common stock may fluctuate significantly following the Spin-Off and result in a higher volatility in stock price. For more detail, see the section entitled “Risk Factors—Risks Relating to Our Common Stock” beginning on page 60 of this Information Statement.

The shares of our common stock distributed to DTE Energy shareholders will be freely transferable, except for shares received by individuals who are our affiliates. Individuals who may be considered our affiliates after the Spin-Off include individuals who control, are controlled by or are under common control with us, as those terms generally are interpreted for U.S. federal securities law purposes. These individuals may include some or all of our directors and executives. Individuals who are our affiliates will be permitted to sell their shares of our common stock only pursuant to an effective registration statement under the Securities Act of 1933, which we refer to as the “Securities Act,” or an exemption from the registration requirements of the Securities Act, such as those afforded by Section 4(a)(1) of the Securities Act or Rule 144 thereunder.

Trading Prior to the Distribution Date

We expect a “when-issued” market in our common stock to develop on or shortly before the Record Date for the Distribution and continue up to and including the Distribution Date. “When-issued” trading refers to a sale or purchase made conditionally on or before the Distribution Date because the securities of the spun-off entity have not yet been distributed. If you own shares of DTE Energy common stock at the close of business on the Record Date, you will be entitled to receive shares of our common stock in the Distribution. You may trade this entitlement to receive shares of our common stock, without the shares of DTE Energy common stock you own, on the “when-issued” market. We expect “when-issued” trades of our common stock to settle within two trading days after the Distribution Date. On the first trading day following the Distribution Date, we expect that “when-issued” trading of our common stock will end and “regular-way” trading will begin.

We also anticipate that, on or shortly before the Record Date and continuing up to and including the Distribution Date, there will be two markets in DTE Energy common stock: a “regular-way” market and an “ex-distribution” market. Shares of DTE Energy common stock that trade on the “regular-way” market will trade with an entitlement to receive shares of our common stock in the Distribution. Shares that trade on the “ex-distribution” market will trade without an entitlement to receive shares of our common stock in the Distribution. Therefore, if you sell shares of DTE Energy common stock in the “regular-way” market up to and including the Distribution Date, you will be selling your right to receive shares of our common stock in the Distribution. However, if you own shares of DTE Energy common stock at the close of business on the Record Date and sell those shares on the “ex-distribution” market up to and including the Distribution Date, you will still receive the shares of our common stock that you would otherwise be entitled to receive in the Distribution.

Following the Distribution Date, we expect shares of our common stock to be listed on the NYSE under the ticker symbol “DTM.” If “when-issued” trading occurs, the listing for our common stock is expected to be under a ticker symbol different from our “regular-way” ticker symbol. We will announce our “when-issued” ticker symbol when and if it becomes available. If the Spin-Off does not occur, all “when-issued” trading will be null and void.

Conditions to the Spin-Off

We expect that the Separation will be effective on the Distribution Date, provided that the following conditions shall have been satisfied or waived by DTE Energy:

•

the DTE Energy Board shall have authorized and approved the Internal Transactions (as described in the section entitled “Certain Relationships and Related Party Transactions—Agreements with DTE Energy—Separation and Distribution Agreement” beginning on page 172 of this Information Statement) and Distribution and not withdrawn such authorization and approval, and shall have declared the dividend of our common stock to DTE Energy shareholders;

•	the ancillary agreements contemplated by the Separation and Distribution Agreement shall have been executed by each party to those agreements;

•	our common stock shall have been accepted for listing on the NYSE or another national securities exchange approved by DTE Energy, subject to official notice of issuance;

•

the SEC shall have declared effective our Registration Statement on Form 10, of which this Information Statement is a part, under the Securities Exchange Act of 1934, and no stop order suspending the effectiveness of the Registration Statement shall be in effect and no proceedings for that purpose shall be pending before or threatened by the SEC;

•

DTE Energy shall have received the written opinion of Cravath, Swaine & Moore LLP, which shall remain in full force and effect, that, subject to the limitations specified therein and the accuracy of and compliance with certain representations, warranties and covenants, the Distribution will qualify as a distribution to which Section 355(a), Section 355(c) and Section 361 of the Code apply;

•

the DTE Energy Board shall have received one or more opinions (which have not been withdrawn or adversely modified) in customary form from one or more nationally recognized valuation, appraisal or accounting firms or investment banks as to the solvency and financial viability of DTE Energy prior to the Spin-Off and each of DTE Energy and DT Midstream after the consummation of the Spin-Off;

•	the Internal Transactions, including any related debt financing, shall have been completed;

•

no order, injunction or decree issued by any governmental authority of competent jurisdiction or other legal restraint or prohibition preventing consummation of the Distribution shall be in effect, and no other event outside the control of DTE Energy shall have occurred or failed to occur that prevents the consummation of the Distribution;

•

Bluestone Gas Corporation of New York, Inc., which we refer to as “Bluestone,” DTE Energy and DT Midstream shall have received a satisfactory final order from the New York Public Service Commission to the transfer of indirect ownership interests in Bluestone from DTE Energy to DT Midstream;

•

no other events or developments shall have occurred prior to the Distribution Date that, in the judgment of the DTE Energy Board, would result in the Distribution having a material adverse effect on DTE Energy or its shareholders;

•

prior to the Distribution Date, notice of Internet availability of this Information Statement or this Information Statement shall have been mailed to the holders of DTE Energy common stock as of the Record Date;

•

DTE Energy shall have duly elected the individuals to be listed as members of our post-Distribution Board in this Information Statement, and such individuals shall be the members of our Board of Directors, which we refer to as the “Board,” immediately after the Distribution; provided, however, that to the extent required by any law or requirement of the NYSE or any other national securities exchange, as applicable, the existing directors shall appoint one independent director prior to the date on which “when-issued” trading of our common stock begins and this independent director shall begin his or her term prior to the Distribution and shall serve on our Audit Committee, Corporate Governance Committee and Organization and Compensation Committee; and

•

immediately prior to the Distribution Date, our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws, each in substantially the form filed as an exhibit to the Registration Statement on Form 10, of which this Information Statement is a part, shall be in effect.

The fulfillment of the above conditions will not create any obligation on DTE Energy’s part to complete the Spin-Off. We are not aware of any material U.S. federal, foreign or state regulatory requirements with which we must comply, other than SEC rules and regulations, or any material approvals that we must obtain, other than the approval for listing of our common stock and the SEC’s declaration of the effectiveness of the Registration Statement on Form 10, of which this Information Statement is a part, in connection with the Distribution. On April 16, 2021, the New York Public Service Commission issued a satisfactory final order relating to the transfer of indirect ownership interests in Bluestone from DTE Energy to DT Midstream, thereby satisfying the relevant above condition. If the DTE Energy Board waives any condition prior to the effectiveness of the Registration Statement on Form 10, of which this Information Statement is a part, and the result of such waiver is material to DTE Energy shareholders, DTE Energy will file an amendment to the Registration Statement to revise the disclosure in this Information Statement accordingly. In the event that the DTE Energy Board waives a condition after this Registration Statement becomes effective and such waiver is material to DTE Energy shareholders, DTE Energy will communicate such change to DTE Energy shareholders by filing a Current Report on Form 8-K describing the change. For a complete discussion of all of the conditions to the Distribution, see the section entitled “The Spin-Off—Conditions to the Spin-Off” beginning on page 81 of this Information Statement.

In addition, DTE Energy has the right not to complete the Spin-Off if, at any time, the DTE Energy Board determines, in its sole and absolute discretion, that the Spin-Off is not in the best interests of DTE Energy or its shareholders, or is otherwise not advisable. If the Spin-Off is not completed for any reason, DTE Energy and DT Midstream will have incurred significant costs related to the Spin-Off, including fees for consultants, financial and legal advisors, accountants and auditors, that will not be recouped. Total one-time transaction costs associated with the Spin-Off are preliminarily estimated to range from $70 million to $80 million if the Spin-Off is completed, of which DT Midstream is expected to incur approximately $30 million to $35 million of costs and DTE Energy is expected to incur $40 million to $45 million of costs. If the Spin-Off is not completed for any reason, the one-time transaction costs will generally be limited to the transaction costs incurred for services rendered as of the date the Spin-Off is abandoned, which will be less than the ranges noted above. Our management will also have devoted significant time to manage the Spin-Off process, which will decrease the time they will have to manage the business of DTE Energy and DT Midstream.

Reasons for Furnishing This Information Statement

We are furnishing this Information Statement solely to provide information to DTE Energy’s shareholders who will receive shares of our common stock in the Distribution. You should not construe this Information Statement as an inducement or encouragement to buy, hold or sell any of our securities or any securities of DTE Energy. We believe that the information contained in this Information Statement is accurate as of the date set forth on the cover. Changes to the information contained in this Information Statement may occur after that date, and neither we nor DTE Energy undertakes any obligation to update the information except in the normal course of our and DTE Energy’s public disclosure obligations and practices.

DIVIDEND POLICY

Following the Distribution, we expect that DT Midstream will initially pay a regular cash dividend on a quarterly basis in an amount based on a dividend coverage ratio of approximately 2.00:1.00. The dividend coverage ratio represents the total Distributable Cash Flow divided by the total dividends paid to shareholders. However, the timing, declaration, amount of and payment of any dividends will be within the discretion of our Board of Directors, which we refer to as the “Board,” and will depend upon many factors, including our financial condition, earnings, capital requirements of our operating subsidiaries, covenants associated with certain of our debt service obligations, legal requirements, regulatory constraints, industry practice, ability to access capital markets and other factors deemed relevant by our Board. Moreover, if as expected we determine to initially pay a dividend following the Distribution, there can be no assurance that we will continue to pay dividends in the same amounts or at all thereafter. We have not adopted, and do not currently expect to adopt, a separate written dividend policy to reflect our Board’s policy. See also “Risk Factors—Risks Relating to Our Common Stock—We cannot assure that we will pay dividends on our common stock, and our indebtedness may limit our ability to pay dividends on our common stock” beginning on page 62 of this Information Statement. Distributable Cash Flow is a non-GAAP financial measure. See the section entitled “Selected Historical Financial Data—Non-GAAP Financial Information” beginning on page 87 of this Information Statement for its definition and a reconciliation to the most directly comparable GAAP measure.

CAPITALIZATION

The following table sets forth the cash, note receivable due from DTE Energy and capitalization of DT Midstream as of March 31, 2021, on a historical basis and on a pro forma basis to give effect to the Distribution and related internal and external financing transactions, as if they occurred on March 31, 2021. The information below is not necessarily indicative of what our capitalization would have been had the Distribution and related internal and financing transactions been completed as of March 31, 2021. In addition, it is not indicative of our future capitalization and may not reflect the capitalization or financial condition that would have resulted had we operated as an independent, publicly traded company as of the applicable dates presented. You should review the following table in conjunction with the sections entitled “Unaudited Pro Forma Consolidated Financial Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on pages 91 and 127 of this Information Statement and our Consolidated Financial Statements and accompanying notes set forth in the section entitled “Index to Consolidated Financial Statements” beginning on page F-1 of this Information Statement.

	As of March 31, 2021
	(unaudited)
	(in millions)
	Historical	Pro Forma
Cash	$29	$29
Note receivable due from DTE Energy	251	—

Total cash and note receivable due from DTE Energy	$280	$29

Capitalization:
Indebtedness:
Short-term borrowings due to DTE Energy	$3,021	$—
Long-term debt	—	3,048

Total indebtedness	$3,021	$3,048
Equity:
Common stock, par value $0.01	$—	$1
Retained earnings	831	566
Additional paid-in capital	3,332	3,331
Accumulated other comprehensive loss	(10)	(10)
Noncontrolling interests	151	151

Total equity	4,304	4,039

Total capitalization	$7,605	$7,116

SELECTED HISTORICAL FINANCIAL DATA

The following tables present selected historical financial data as of and for each of the years in the three-year period ended December 31, 2020, as well as selected historical financial data as of and for each of the quarterly periods ended March 31, 2021 and March 31, 2020. We derived the summary historical statements of operations data for the years ended December 31, 2020, December 31, 2019 and December 31, 2018, and summary historical balance sheet data as of December 31, 2020 and December 31, 2019, as set forth below, from DT Midstream’s audited historical consolidated financial statements. We derived the summary historical statements of operations data for the quarters ended March 31, 2021 and March 31, 2020, and summary historical balance sheet data as of March 31, 2021 and March 31, 2020, as set forth below, from DT Midstream’s unaudited historical consolidated financial statements. We collectively refer to DT Midstream’s audited and unaudited financial statements as the “Consolidated Financial Statements,” which are included in the section entitled “Index to Consolidated Financial Statements” beginning on page F-1 of this Information Statement.

The selected historical financial data presented below should be read in conjunction with our Consolidated Financial Statements and the accompanying notes thereto, the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page 127 of this Information Statement, and the section entitled “Unaudited Pro Forma Consolidated Financial Statements” beginning on page 91 of this Information Statement. For each of the periods presented, we were a wholly owned subsidiary of DTE Energy. The selected historical financial data does not necessarily reflect what our results of operations and financial position would have been if we had operated as an independent, publicly traded company during the periods presented. In addition, our historical financial data does not reflect changes that we expect to experience in the future as a result of our separation from DTE Energy, including changes in the financing, operations, cost structure and personnel needs of our business. Further, the historical financial data includes allocations of certain DTE Energy corporate expenses. We believe the assumptions and methodologies underlying the allocation of these expenses are reasonable. However, such expenses may not be indicative of the actual level of expense that we would have incurred if we had operated as an independent, publicly traded company or of the costs expected to be incurred in the future. Accordingly, the historical results should not be relied upon as an indicator of our future performance.

	Three Months Ended March 31,		Years Ended December 31,
	2021	2020	2020	2019	2018

	(in millions)
Selected Income Statement Information:
Operating revenues	$197	$169	$754	$504	$485
Net income attributable to DT Midstream	78	71	312	204	231

	Three Months Ended March 31,	Years Ended December 31,
	2021	2020	2019

	(in millions)
Selected Balance Sheet Information:
Total assets	$8,264	$8,342	$7,787
Short-term borrowings due to DTE Energy	3,021	3,175	2,922
Total DT Midstream equity	4,153	4,073	3,569

	Three Months Ended March 31,		Years Ended December 31,
	2021	2020	2020	2019	2018

	(in millions)
Other Financial and Operating Information(1):
Adjusted EBITDA	$193	$171	$710	$493	$454
Distributable Cash Flow	160	134	566	350	263

(1)

Adjusted EBITDA and Distributable Cash Flow are non-GAAP financial measures. See the section entitled “—Non-GAAP Financial Information” beginning on page 87 of this Information Statement for their definitions.

Non-GAAP Financial Information

We include financial information prepared in accordance with accounting principles generally accepted in the U.S., which we refer to as “GAAP,” as well as the non-GAAP financial measures, Adjusted EBITDA and Distributable Cash Flow, which we use as measures of our operational performance. Please see the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Non-GAAP Financial Information” beginning on page 135 of this Information Statement for additional information.

Adjusted EBITDA is defined as GAAP net income attributable to DT Midstream before expenses for interest, taxes, depreciation and amortization, further adjusted to include our proportional share of net income from our equity method investees (excluding taxes, depreciation and amortization), and to exclude certain items we consider non-routine. We believe Adjusted EBITDA is useful to us and external users of our financial statements in understanding our operating results and the ongoing performance of our underlying business because it allows our management and investors to have a better understanding of our actual operating performance unaffected by the impact of interest, taxes, depreciation, amortization and non-routine charges noted in the table below. We believe the presentation of Adjusted EBITDA is meaningful to investors because it is frequently used by analysts, investors and other interested parties in our industry to evaluate a company’s operating performance without regard to items excluded from the calculation of such measure, which can vary substantially from company to company depending on accounting methods, book value of assets, capital structure and the method by which assets were acquired, among other factors. We use Adjusted EBITDA to assess our performance by reportable segment and as a basis for strategic planning and forecasting.

Distributable Cash Flow is calculated by deducting earnings from equity method investees, depreciation and amortization attributable to noncontrolling interests, cash interest expense, maintenance capital investment (as defined below), and cash taxes from, and adding interest expense, income tax expense, depreciation and amortization, certain items we consider non-routine and dividends and distributions from equity method investees to, Net Income Attributable to DT Midstream. Maintenance capital investment is defined as the total capital expenditures used to maintain or preserve assets or fulfill contractual obligations that do not generate incremental earnings. We believe Distributable Cash Flow is a meaningful performance measurement because it is useful to us and external users of our financial statements in estimating the ability of our assets to generate cash earnings after servicing our debt, paying cash taxes and making maintenance capital investments, which could be used for discretionary purposes such as common stock dividends, retirement of debt or expansion capital expenditures.

Adjusted EBITDA and Distributable Cash Flow are not measures calculated in accordance with GAAP and should be viewed as a supplement to and not a substitute for the results of operations presented in accordance with GAAP. There are significant limitations to using Adjusted EBITDA and Distributable Cash Flow as a measure of performance, including the inability to analyze the effect of certain recurring and non-recurring items that materially affect our net income or loss. Additionally, because Adjusted EBITDA and Distributable Cash Flow exclude some, but not all, items that affect net income and are defined differently by different companies in our industry, Adjusted EBITDA and Distributable Cash Flow do not intend to represent net income attributable to DT Midstream, the most comparable GAAP measure, as an indicator of operating performance and are not necessarily comparable to similarly titled measures reported by other companies.

DT Midstream results, as well as reconciliations of the GAAP financial measure of Net Income Attributable to DT Midstream to the non-GAAP financial measures of Adjusted EBITDA and Distributable Cash Flow, respectively, are presented below.

	Three Months Ended March 31,		Years Ended December 31,
	2021	2020	2020	2019	2018

	(in millions)
Operating revenues	$197	$169	$754	$504	$485
Operation and maintenance	50	33	175	141	122
Depreciation and amortization	41	36	152	93	81
Taxes other than income	7	4	15	8	9
Asset (gains) losses and impairments, net	(1)	—	(2)	1	—

Operating income	100	96	414	261	273
Earnings from equity method investees	(32)	(30)	(108)	(98)	(125)
Interest expense	26	27	113	75	69
Interest income	(3)	(1)	(9)	(8)	(9)
Other (income) and expense	(1)	—	(22)	—	7
Income tax expense	29	26	116	72	72

Net income	$81	$74	$324	$220	$259
Less: Net income attributable to noncontrolling interests	3	3	12	16	28

Net income attributable to DT Midstream	$78	$71	$312	$204	$231

Reconciliation of Net Income Attributable to DT Midstream to Adjusted EBITDA

	Three Months Ended March 31,		Years Ended December 31,
	2021	2020	2020	2019	2018

	(in millions)
Net income attributable to DT Midstream	$78	$71	$312	$204	$231
Plus: Interest expense	26	27	113	75	69
Plus: Income tax expense	29	26	116	72	72
Plus: Depreciation and amortization	41	36	152	93	81
Plus: EBTDA from equity method investees(1)	45	43	154	144	146
Plus: Adjustments for non-routine items(2)	10	—	(16)	18	—
Less: Interest income	(3)	(1)	(9)	(8)	(9)
Less: Earnings from equity method investees	(32)	(30)	(108)	(98)	(125)
Less: Depreciation and amortization attributable to noncontrolling interests	(1)	(1)	(4)	(7)	(11)

Adjusted EBITDA	$193	$171	$710	$493	$454

(1)

Includes our share of our equity method investees’ earnings before taxes, depreciation and amortization, which we refer to as “EBTDA.” A reconciliation of our Earnings from equity method investees to EBTDA from equity method investees follows:

	Three Months Ended March 31,		Years Ended December 31,
	2021	2020	2020	2019	2018

	(in millions)
Earnings from equity method investees	$32	$30	$108	$98	$125
Plus: Depreciation and amortization from equity method investees	13	13	46	46	21

EBTDA from equity method investees	$45	$43	$154	$144	$146

(2)

Our Adjusted EBITDA calculation excludes certain items we consider non-routine. In the first quarter of 2021, adjustments for non-routine items were comprised of $10 million of Spin-Off related transaction costs ($7 million post-tax). In 2020, adjustments for non-routine items were comprised of: (i) $20 million of proceeds from a post-acquisition settlement ($15 million post-tax) and (ii) $4 million of Spin-Off related transaction costs ($3 million post-tax). In 2019, non-routine adjustments were comprised of $18 million of transaction costs related to the acquisition of Blue Union Gathering System and LEAP Gathering Lateral Pipeline ($14 million post-tax). For further discussion of these items, refer to the Notes to the Consolidated Financial Statements beginning on page F-9 of this Information Statement.

Reconciliation of Net Income Attributable to DT Midstream to Distributable Cash Flow

	Three Months Ended March 31,		Years Ended December 31,
	2021	2020	2020	2019	2018

	(in millions)
Net income attributable to DT Midstream	$78	$71	$312	$204	$231
Plus: Interest expense	26	27	113	75	69
Plus: Income tax expense	29	36	116	72	72
Plus: Depreciation and amortization	41	36	152	93	81
Plus: Adjustments for non-routine items(1)	10	—	(16)	18	—
Less: Earnings from equity method investees	(32)	(30)	(108)	(98)	(125)
Less: Depreciation and amortization attributable to noncontrolling interests	(1)	(1)	(4)	(7)	(11)
Plus: Dividends and distributions from equity method investees	41	37	139	146	61
Less: Cash interest expense	(26)	(26)	(113)	(75)	(67)
Less: Cash taxes	(2)	—	(3)	(8)	(2)
Less: Maintenance capital investment(2)	(4)	(6)	(22)	(70)	(46)

Distributable cash flow(3)	$160	$134	$566	$350	$263

(1)

Our Distributable Cash Flow calculation excludes certain items we consider non-routine. In the first quarter of 2021, adjustments for non-routine items were comprised of $10 million of Spin-Off related transaction costs ($7 million post-tax). In 2020, adjustments for non-routine items were comprised of: (i) $20 million of proceeds from a post-acquisition settlement ($15 million post-tax) and (ii) $4 million of Spin-Off related transaction costs ($3 million post-tax). In 2019, non-routine adjustments were comprised of $18 million of transaction costs related to the acquisition of Blue Union Gathering System and LEAP Gathering Lateral Pipeline ($14 million post-tax). For further discussion of these items, refer to the Notes to the Consolidated Financial Statements beginning on page F-9 of this Information Statement.

(2)

Maintenance capital investment is defined as the total capital expenditures used to maintain or preserve assets or fulfill contractual obligations that do not generate incremental earnings. Maintenance capital investment decreased $48 million in 2020 and increased $24 million in 2019. The decrease in 2020 was primarily due to lower expenditures for Appalachia Gathering System construction and Stonewall Gas Gathering Lateral Pipeline environmental restoration, partially offset by higher expenditures for Blue Union Gathering System equipment and office upgrades. The increase in 2019 was primarily due to higher expenditures for Appalachia Gathering System construction and Stonewall Gas Gathering Lateral Pipeline environmental restoration.

(3)

The increase in Distributable Cash Flow in the first quarter of 2021 compared to the same period in 2020 was primarily due to Blue Union Gathering System and LEAP Gathering Lateral Pipeline assets going into service in the third quarter of 2020 and a non-routine adjustment to add back Spin-Off related transaction costs. The increase in 2020 Distributable Cash Flow compared to 2019 was primarily due to the first full year of operations of Blue Union Gathering System and a partial year of operations for LEAP Gathering Lateral Pipeline. The increase in Distributable Cash Flow in 2019 was primarily due to higher distributions from equity method investees and a non-routine adjustment to add back transaction costs related to the acquisition of Blue Union Gathering System and LEAP Gathering Lateral Pipeline.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

On October 27, 2020, DTE Energy announced plans for the complete legal and structural separation of DT Midstream from DTE Energy. To effect the separation, first, DTE Energy will undertake the Internal Transactions described under the section entitled “Certain Relationships and Related Party Transactions—Agreements with DTE Energy—Separation and Distribution Agreement” beginning on page 172 of this Information Statement. DTE Energy will subsequently distribute all of DT Midstream’s common stock to DTE Energy’s shareholders, and DT Midstream will become an independent, publicly traded company.

The unaudited pro forma consolidated financial statements of DT Midstream have been derived from the historical consolidated financial statements, which we refer to as the “Consolidated Financial Statements,” included in the section entitled “Index to Consolidated Financial Statements” beginning on page F-1 of this Information Statement. The unaudited pro forma consolidated statement of operations for the three months ended March 31, 2021 and the year ended December 31, 2020 have been prepared as though the distribution occurred on January 1, 2020. The unaudited pro forma consolidated balance sheet as of March 31, 2021 has been prepared as though the distribution occurred on March 31, 2021. The unaudited pro forma consolidated financial statements were prepared in accordance with Article 11 of the Regulation S-X, updated for Release No 33-10786, which was effective January 1, 2021. The unaudited pro forma financial statements have been adjusted to give effect to pro forma adjustments referred to as “Transaction Accounting Adjustments” including:

•	the distribution of our issued and outstanding common stock by DTE Energy to its shareholders in connection with the Spin-Off;

•	the issuance of external financing in the form of senior notes and a term loan prior to the Spin-Off and the repayment of short-term borrowings due to DTE Energy;

•	the settlement of other intercompany accounts and notes receivables and accounts payable with DTE Energy and its subsidiaries; and

•	the recognition of additional estimated transaction costs related to the Spin-Off that are expected to be incurred after December 31, 2020.

The historical consolidated financial statements of DT Midstream have been derived from DTE Energy’s accounting records and include general corporate expenses of DTE Energy that have historically been allocated to DT Midstream. DTE Energy corporate allocations include expenses related to labor and benefits, professional fees, shared assets and other expenses related to DTE Energy’s corporate functions that provide support to DT Midstream. In management’s opinion, the basis on which these expenses have been allocated to DT Midstream are reasonable. However, the historical consolidated financial statements of DT Midstream do not necessarily represent the financial position or results of operations of DT Midstream had it been operated as an independent, separate public company during the periods or at the date presented. As a result, pro forma adjustments have been made to reflect the incremental costs that DT Midstream expects to incur as an independent, separate public company. These pro forma adjustments are referred to as “Autonomous Entity Adjustments” in these unaudited pro forma consolidated financial statements.

The pro forma information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have been achieved had the Spin-Off occurred on January 1, 2020 or March 31, 2021, respectively, nor is it indicative of DT Midstream’s future operating results or financial position. The pro forma adjustments are based upon information and assumptions available at the time of the filing of this Information Statement as set forth in the notes to the unaudited pro forma consolidated financial statements. Because these unaudited pro forma consolidated financial statements have been prepared based upon preliminary estimates, the impact of the Spin-Off and the timing thereof could cause material differences from the information presented herein.

The unaudited pro forma consolidated financial statements should be read in conjunction with our Consolidated Financial Statements and accompanying notes included under the section entitled “Index to Consolidated Financial Statements” beginning on page F-1 of this Information Statement and the sections entitled “Capitalization” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on pages 85 and 127, respectively, of this Information Statement. The unaudited pro forma financial information constitutes forward-looking information and is subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated. For more information, see the sections entitled “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” beginning on pages 66 and 29, respectively, of this Information Statement.

Unaudited Pro Forma Statement of Operations

For the Three Months Ended March 31, 2021

(in millions, except shares outstanding and per share amount)

	Historical	Transaction Accounting Adjustments		Autonomous Entity Adjustments		Pro Forma
Revenues
Operating revenues	$197					$197
Operating Expenses
Operation and maintenance	50			4	I	54
Depreciation and amortization	41					41
Taxes other than income	7					7
Asset (gains) losses and impairments, net	(1)					(1)

Operating Income	100			(4)		96

Other (Income) and Deductions
Interest expense, related parties	26	(26)	D
Interest expense, third parties		36	E			36
Interest income	(3)	1	D			(2)
Earnings from equity method investees	(32)					(32)
Other (income) and expense	(1)					(1)

Income Before Income Taxes	110	(11)		(4)		95

Income Tax Expense	29	(3)	H	(1)	H	25

Net Income	81	(8)		(3)		70

Less: Net Income Attributable to Noncontrolling Interests	3					3

Net Income Attributable to DT Midstream	$78	$(8)		$(3)		$67

Basic and Diluted Earnings per Common Share	$90,000				J	$0.69
Weighted average common shares outstanding
Basic and Diluted	867				J	96,863,680

Unaudited Pro Forma Statement of Operations

For the Year Ended December 31, 2020

(in millions, except shares outstanding and per share amount)

	Historical	Transaction Accounting Adjustments		Autonomous Entity Adjustments		Pro Forma
Revenues
Operating revenues	$754					$754
Operating Expenses
Operation and maintenance	175	28	G	18	I	221
Depreciation and amortization	152					152
Taxes other than income	15					15
Asset (gains) losses and impairments, net	(2)					(2)

Operating Income	414	(28)		(18)		368

Other (Income) and Deductions
Interest expense, related parties	110	(110)	D			—
Interest expense, third parties	3	143	E			146
Interest income	(9)	6	D			(3)
Earnings from equity method investees	(108)					(108)
Other (income) and expense	(22)					(22)

Income Before Income Taxes	440	(67)		(18)		355

Income Tax Expense	116	(16)	H	(4)	H	96

Net Income	324	(51)		(14)		259

Less: Net Income Attributable to Noncontrolling Interests	12					12

Net Income Attributable to DT Midstream	$312	$(51)		$(14)		$247

Basic and Diluted Earnings per Common Share					J	$2.55
Weighted average common shares outstanding
Basic and Diluted					J	96,863,680

Unaudited Pro Forma Statement of Financial Position

As of March 31, 2021

(in millions)

	Historical	Transaction Accounting Adjustments		Autonomous Entity Adjustments	Pro Forma
ASSETS
Current Assets
Cash	$29				$29
Accounts receivable
Third parties	107				107
Related parties	6	(6)	B		—
Note receivable
Due from DTE Energy	251	(251)	B		—
Due from third party	12				12
Due from related party	4				4
Other	32				32

	441	(257)		—	184

Investments
Investments in equity method investees	1,683				1,683

Property
Property, plant, and equipment	4,000				4,000
Accumulated depreciation	(538)				(538)

	3,462	—		—	3,462

Other Assets
Goodwill	473				473
Long term notes receivable					—
Third party	18				18
Related party	—				—
Operating lease right-of-use assets	40				40
Customer relationships and other intangible assets, net	2,125				2,125
Other	22	8	A		30

	2,678	8		—	2,686

Total Assets	$8,264	$(249)		$—	$8,015

Unaudited Pro Forma Statement of Financial Position

As of March 31, 2021

(in millions, except par value amounts)

	Historical	Transaction Accounting Adjustments		Autonomous Entity Adjustments	Pro Forma
LIABILITIES AND EQUITY
Current Liabilities
Accounts payable
Third parties	$17				$17
Related parties	11	(11)	B		—
Operating lease liabilities	18				18
Short-term borrowings due to DTE Energy	3,021	(3,021)	A		—
Other	45				45

	3,112	(3,032)		—	80

Long-term Debt		3,048	A		3,048

Other Liabilities
Deferred income taxes	771				771
Operating lease liabilities	24				24
Other	53				53

	848			—	848

Total Liabilities	3,960	16		—	3,976

Commitments and Contingencies

Equity
Common stock, $0.01 par value	—	1	F		1
Additional paid in capital	3,332	(1)	F		3,331
Retained earnings	831	(265)	C		566
Accumulated other comprehensive income (loss)	(10)				(10)

Total DT Midstream Equity	4,153	(265)		—	3,888
Noncontrolling interests	151				151

Total Equity	4,304	(265)		—	4,039

Total Liabilities and Equity	$8,264	$(249)		$—	$8,015

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

Transaction Accounting Adjustments

A.

Pursuant to the Separation and Distribution Agreement between DTE Energy and DT Midstream, DT Midstream will incur indebtedness in the form of senior notes and a term loan of $3.10 billion at the Spin-Off. DT Midstream also expects to negotiate a $750 million five-year revolving credit facility prior to the Spin-Off. The senior notes are expected to have terms of eight to ten years. The term loan is expected to have a term of seven years. The transactions have been reflected through the following adjustments:

(i) proceeds from the senior notes and a term loan expected to be received at the Spin-Off, net of anticipated debt issuance costs of $52 million and upfront revolving credit facility fees and expenses of $8 million; and

(ii) the repayment of the Short-term borrowings due to DTE Energy.

B.	Adjustments represent the repayment of Notes Receivable due from DTE Energy and Accounts Receivable and Payable – Related Parties at the Spin-Off.

C.

After repayment of Short-term borrowings due to DTE Energy, as described in Note A, and repayment of Notes Receivable due from DTE Energy and Accounts Receivable and Payable – Related Parties, as described in Note B, the remaining proceeds of approximately $265 million from the issuance of senior notes and a term loan will be distributed to DTE Energy as a dividend at Spin-Off.

D.

Represents the elimination of historical related party interest expense and interest income associated with the Short-term borrowing due to DTE Energy and the Notes receivable due from DTE Energy that will be settled at the Spin-Off as described in Notes A and B.

E.

Reflects interest expense related to senior notes and term loan described in Note A, including amortization of issuance costs, fees and expenses. The estimated effective interest rate, including amortization of issuance costs, fees and expenses, is expected to be approximately 4.6% based on DT Midstream’s current expected credit rating. Interest expense was calculated assuming constant debt levels throughout the period. A 1/8% change in the annual interest rate would change interest expense by $4 million on an annual basis.

F.

To implement the Spin-Off, for every two shares of DTE Energy common stock held by each DTE Energy shareholder on the Record Date, such shareholder will receive a dividend of one share of DT Midstream common stock, with such shareholder receiving cash in lieu of fractional shares of DT Midstream common stock. We estimate that DTE Energy will distribute approximately 96,863,680 shares of our common stock, based on 193,727,361 shares of DTE Energy common stock outstanding as of March 31, 2021. For more information, see the section entitled “The Spin-Off—Treatment of Fractional Shares” beginning on page 72 of this Information Statement.

G.

Reflects additional estimated transaction costs related to the Spin-Off that are expected to be incurred by DT Midstream after December 31, 2020 for the Unaudited Pro Forma Statement of Operations and are therefore not reflected in the historical consolidated financial statements of DT Midstream.

H.	Reflects the tax effects of the pro forma pre-tax adjustments at the applicable statutory federal and state income tax rates of 27%.

Autonomous Entity Adjustments

I.

As an independent, separate, public company following the Spin-Off, DT Midstream expects to incur certain costs including accounting, auditing, communications, tax, legal and ethics and compliance program administration, employee benefits, human resources, information technology, insurance, investor relations, risk management, treasury, other shared facilities and other general and administrative functions.

The unaudited pro forma consolidated financial statements have been adjusted to depict DT Midstream as an autonomous entity. DT Midstream expects to incur expenses in addition to DTE Energy’s costs allocated to DT Midstream in its historical consolidated financial statements. The additional expenses have been estimated based on assumptions that DTE Energy and DT Midstream management believe are reasonable. However, actual incremental costs that will be incurred could differ materially from these estimates.

Earnings Per Share

J.

The number of DT Midstream shares used to determine basic and diluted earnings per share reflects the total number of DT Midstream common shares expected to be outstanding upon completion of the Spin-Off as described in Note F above.

BUSINESS

Our Company

We are an owner, operator and developer of an integrated portfolio of natural gas interstate pipelines, intrastate pipelines, storage systems, gathering lateral pipelines, which we refer to as “lateral pipelines,” gathering systems, treatment plants and compression and surface facilities. We own both wholly owned pipeline and gathering assets which we operate as well as interests in joint venture pipeline assets, including the Millennium Pipeline, the Vector Pipeline and the NEXUS Gas Transmission Pipeline, many of which have connectivity to our wholly owned assets. We provide multiple, integrated natural gas services to our customers through our two primary segments: (i) Pipeline and Other, which includes our interstate pipelines, intrastate pipelines, storage systems, lateral pipelines and related treatment plants and compression and surface facilities, and (ii) Gathering, which includes our gathering systems and related treatment plants and compression and surface facilities.

Our core assets strategically connect key demand centers in the Midwestern U.S., Eastern Canada, Northeastern U.S. and Gulf Coast regions to the premium production areas of the Marcellus/Utica and Haynesville dry natural gas formations in the Appalachian and Gulf Coast Basins. We have an established history of stable, long-term growth with contractual cash flows from a diversified portfolio of customers that include local distribution companies, which we refer to as “LDCs,” electric power generators, industrials, natural gas producers and national marketers.

For the fiscal year ended December 31, 2020, approximately 70% of our revenue was generated under firm revenue contracts with an average tenor of 9 years. Firm revenue contracts are typically long-term and can include minimum volume commitments, which we refer to as “MVCs,” and demand charges, which provide for fixed revenue commitments regardless of the volumes of natural gas that flow on the system. For the fiscal year ended December 31, 2020, approximately 18% of our revenue was generated from proved developed and producing reserves connected to our assets, which we refer to as “flowing gas.” Together, revenues generated under firm revenue contracts and flowing gas account for approximately 88% of our revenue. We account for our unconsolidated joint ventures as equity method investments in accordance with GAAP. Accordingly, we do not include our proportionate share of the revenues generated by our unconsolidated joint ventures in our operating revenues. For the fiscal year ended December 31, 2020, approximately 98% of our unconsolidated joint ventures combined revenues were generated under firm revenue contracts. These contracts enhance the stability of DT Midstream’s cash flows and reflect our disciplined deployment of capital over the past three years.

The following presents a map of our operations in the Midwestern U.S., Eastern Canada and Northeastern U.S. regions, as of December 31, 2020. We own both wholly owned pipeline and gathering assets which we operate as well as interests in joint venture pipeline assets, many of which have connectivity to our wholly owned assets. The ownership and operation of assets held by our joint ventures are described under the section entitled, “—Our Operations and Business Segments—Pipeline and Other – Assets” beginning on page 105 of this Information Statement.

In the Midwestern U.S., Eastern Canada and Northeastern U.S. regions, which primarily transport natural gas produced in the Marcellus/Utica dry natural gas formations of the Appalachian Basin, we continue to capitalize on investment opportunities across our wholly owned pipeline, storage and gathering assets and our joint venture pipelines. As production and demand for our services increase in our areas of operation, we are well-positioned to capitalize on asset integration and utilization opportunities. For example, in recent years we have completed or we are currently undertaking the following projects in these regions:

•	In 2017, a pipeline was constructed as part of the Vector Pipeline to supply natural gas to the St. Joseph Energy Center gas-fired electric power plant under a multi-year agreement.

•

In 2018, the Nexus Gas Transmission Pipeline was placed in service, providing transport for natural gas from the Marcellus/Utica shale formations in Pennsylvania, Ohio and West Virginia to markets, directly and indirectly, in Ohio, Michigan, Illinois and Ontario, Canada. In addition, the Valley Pipeline was constructed as part of Millennium Pipeline to supply natural gas to the CPV Valley Energy Center gas-fired electric power plant, and the Birdsboro Pipeline was constructed to supply natural gas to the new load associated with the Birdsboro Power Plant, a gas-fired electric power plant. All three projects are under multi-year agreements.

•	In 2020, a pipeline was constructed as part of Generation Pipeline to supply natural gas to the Cleveland-Cliffs Toledo HBI Plant under a multi-year agreement.

•	Additionally, we are undertaking the development of a pipeline from Vector Pipeline to the Blue Water Energy Center gas-fired electric power plant which will be supplied under a multi-year agreement.

The following presents a map of our operations in the Gulf Coast region, as of December 31, 2020.

In December 2019, we entered the Gulf Coast region through our acquisitions of the Blue Union Gathering System and LEAP Gathering Lateral Pipeline. These assets transport natural gas from the Haynesville, Bossier and Cotton Valley shale formations in Texas and Louisiana, which we collectively refer to as the Haynesville shale. According to the December 2020 Drilling Productivity Report published by the U.S. Energy Information Administration, which we refer to as “EIA,” the Haynesville shale is among the most productive and fastest growing dry natural gas shale formations in the U.S. These assets serve multiple growing markets, including Louisiana, the nation’s third largest natural gas consumer by state, and the Gulf Coast region, where demand for natural gas is expected to increase in the power, industrial and liquefied natural gas, which we refer to as “LNG,” export sectors according to projections by Wood Mackenzie Limited, which we refer to as “Wood Mackenzie.” We believe that these assets are strategically located to meet this increasing demand given their proximity and access to multiple major downstream pipelines and bi-directional capability. Through this acquisition, we invested in strategically situated assets that provide the potential for contracted near-term growth and are supported by long-term contracts.

Our Strategy

Our principal business objective is to safely and reliably operate and develop natural gas assets across our premier footprint. Our proven leadership and highly engaged employees have an excellent track record. Prospectively, we intend to continue this track record as an independent publicly traded company by executing on our natural gas-centric business strategy focused on disciplined capital deployment and supported by a flexible, well capitalized balance sheet. Additionally, we intend to employ carbon-reducing technologies as part of our goal of being leading environmental stewards in the midstream industry. More specifically, our strategy is premised on the following principles:

•

Disciplined capital deployment in assets supported by strong fundamentals. Our strategically located assets serve robust growing long-term demand centers and are positioned in the premier, low-cost production areas within Marcellus/Utica and Haynesville dry natural gas formations in the Appalachian and Gulf Coast Basins. We believe that these assets are well positioned to capitalize on the demand growth for abundant, low-cost clean natural gas in the Midwestern U.S., Eastern Canada, Northeastern U.S. and Gulf Coast regions. New capital deployment will continue to go through a rigorous review process to ensure that our capital is deployed to assets serving high quality, low cost resources with proximity to strong demand centers and that we pursue appropriate risk adjusted returns.

•

Capitalize on asset integration and utilization opportunities. We intend to leverage the scale and scope of our large asset platforms, our services and our capabilities to increase efficiency across our portfolio and in the strategically situated dry natural gas basins in which we primarily operate. We seek to increase the utilization of our existing facilities by providing additional services to our existing customers, by establishing relationships with new customers and by optimizing operating assets.

•

Pursue economically attractive opportunities. We intend to pursue economically attractive expansion opportunities that leverage our current asset footprint and strategic relationships with our customers. We will also focus on targeted growth from carbon-reducing technologies associated with our current platforms.

•

Grow cash flows supported by long-term firm revenue contracts. Our firm revenue contracts are typically long-term and include MVCs and demand charges, which provide for fixed revenue commitments regardless of the volumes of natural gas that flow on the system. This contract structure enhances the stability of our cash flow and limits its exposure to commodity risk. We will continue pursuing opportunities that increase the demand-based component of our contract portfolio, and will focus on obtaining additional long-term firm commitments from customers, which may include reservation-based charges, MVCs and acreage dedications.

•

Provide exceptional service to our customers. We provide safe, highly reliable, timely and cost-competitive service, which is a key distinguishing competitive advantage. We have consistently achieved top decile performance in the National Safety Council Safety Barometer Survey since 2015 and were recognized by industry peers as the Midstream Company of the Year—Northeast by the Oil & Gas Awards in 2019. Further, over the last three years, our gathering systems have maintained system run rates of over 99%, which demonstrates our commitment to providing reliable service to our customers. As the sector continues to evolve, we intend to be the midstream company of choice, supplying best-in-class customer service.

Our Competitive Strengths

We believe that we will be able to successfully execute our business strategies because of the following competitive strengths:

•

Strategically located assets in premier, low-cost production areas with access to demand centers. As a result of our geographic footprint, we are well positioned to capitalize on the growing natural gas production volumes in Marcellus/Utica and Haynesville, which together are the premier, low-cost production areas in the U.S. Our asset footprint uniquely enables us to capitalize on the increasing demand for the transportation, storage and related midstream services from new and existing customers. According to the December 2020 EIA Drilling Productivity Report, the Marcellus/Utica and Haynesville formations are two of the most productive and active dry natural gas formations in the U.S. based on total gas production and rig count and have proven their resiliency in 2020, exhibiting the lowest year-over-year rig count declines of any major U.S. oil and gas basin through that period. In addition, our Haynesville assets provide a unique footprint that is connected to the Gulf Coast markets, where the majority of the natural gas liquefaction facilities for LNG export have been announced, positioning us to capitalize on what Wood Mackenzie projects to be a growing LNG export market.

•

Integrated assets and service offerings, providing cash flow stability and opportunities for expansion. We provide a comprehensive package of services, including natural gas transportation, storage and gathering, in key demand centers. We have a diversified customer portfolio that includes LDCs, electric power generators, industrials, natural gas producers and national marketers. We have ownership interests in assets serving the Midwestern U.S., Eastern Canada, Northeastern U.S. and Gulf Coast markets. Our ability to move natural gas from the wellhead to market allows us to convert a single supply of natural gas into multiple revenue streams from a broad array of our service offerings, and maximize the incremental revenue opportunities along the value chain. The integrated nature of our operations and the multiple service offerings with high quality, efficient assets provides an exceptional opportunity to expand our business with existing customers and attract new customers.

•

Accretive growth opportunities and projects. Our assets serve major producing basins, key demand centers and liquid trading points in the U.S. We intend to continue to maximize our business by utilizing a disciplined approach emphasizing capital efficiency when operating our existing assets and developing new midstream energy infrastructure projects to support new and existing customers in these areas. We also intend to leverage our current asset footprint and strategic relationships with our customers to provide accretive growth opportunities, including growth from carbon-reducing technologies.

•

Stable cash flows supported by long-term contracts. We generate a high percentage of our revenue from long-term contracts with firm revenue commitments thereby minimizing the risk of revenue fluctuations. For the fiscal year ended December 31, 2020, approximately 70% of our revenue was generated under firm revenue contracts with an average tenor of 9 years. We account for our unconsolidated joint ventures as equity method investments in accordance with GAAP. Accordingly, we do not include our proportionate share of the revenues generated by our unconsolidated joint ventures in our operating revenues. Furthermore, a significant portion of our cash flows is generated from contracts with creditworthy customers or customers who have provided adequate credit support, including LDCs, electric power generators, industrials, natural gas producers and national marketers. These long-term firm commitments enhance the stability of our cash flows.

•

Experienced management team with a proven record of asset operation, safety, reliability, construction, development, environmental stewardship and integration experience. Our management team has an average of over 25 years of experience in the energy industry and a proven record of successfully managing, operating, developing, building, acquiring and integrating midstream assets, while exercising responsible environmental stewardship. Our management team has strong and established relationships with producers, marketers, LDCs and other end users of natural gas, which should be beneficial in pursuing expansion opportunities. Our management team is also committed to maintaining and continually improving the safety, reliability and efficiency of our operations, which we believe is key to attracting new customers and maintaining relationships with our current customers, regulators and the communities in which we operate. Our management team’s disciplined capital governance process should enable us to evaluate expansion opportunities while preserving our high quality portfolio.

•

Strong financial position. We are focused on maintaining a strong overall financial position and long-term capital structure, increasing cash flow generation and maintaining balance sheet strength. Maintaining a balanced capital structure, appropriate leverage and other key financial metrics should afford us enhanced access to capital markets at a competitive cost of capital. A strong financial position should provide us with the maximum flexibility to grow in a prudent and disciplined manner throughout our industry cycles.

Our Operations and Business Segments

DT Midstream is organized in two segments: (i) Pipeline and Other and (ii) Gathering. For more information regarding the composition of these two segments, see Note 15, “Segment and Related Information,” of the Consolidated Financial Statements beginning on page F-35 of this Information Statement.

DT Midstream’s two business segments correspond to two primary asset types: (1) pipeline, lateral and storage systems and related treatment plants and compression and surface facilities and (2) gathering systems and related treatment plants and compression and surface facilities.

The following table summarizes the composition of DT Midstream’s Operating Revenues, Net Income Attributable to DT Midstream and Adjusted EBITDA by business segment.

The financial data presented below should be read in conjunction with our Consolidated Financial Statements and the accompanying notes thereto set forth in the section entitled “Index to Consolidated Financial Statements” beginning on page F-1 of this Information Statement, the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page 127 of this Information Statement and the section entitled “Unaudited Pro Forma Consolidated Financial Statements” beginning on page 91 of this Information Statement. Adjusted EBITDA is a non-GAAP financial measure. See the sections entitled “Selected Historical Financial Data—Non-GAAP Financial Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Non-GAAP Financial Information” beginning on pages 87 and 135, respectively, of this Information Statement for its definition and a reconciliation to the most directly comparable GAAP measure.

	Years Ended December 31,
	2020	2019	2018

	(in millions)
Pipeline and Other Operating Revenues	$266	$234	$237
Gathering Operating Revenues	489	273	251

	Years Ended December 31,
	2020	2019	2018

	(in millions)
Pipeline and Other Net Income Attributable to DT Midstream	$155	$116	$139
Gathering Net Income Attributable to DT Midstream	157	88	92

	Years Ended December 31,
	2020	2019	2018

	(in millions)
Pipeline and Other Adjusted EBITDA(1)	$348	$284	$268
Gathering Adjusted EBITDA(1)	362	209	186

(1)

Adjusted EBITDA is a non-GAAP financial measure. See the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Non-GAAP Financial Information” beginning on page 135 of this Information Statement for its definition, and the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Pipeline and Other” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Gathering,” beginning on pages 130 and 133, respectively, of this Information Statement for reconciliations to the most comparable GAAP measure.

Pipeline and Other—Assets

We own and/or operate companies that own and/or operate the following types of assets across multiple states and eastern Canada:

(i)	interstate natural gas pipelines, which we refer to as “interstate pipelines;”

(ii)	intrastate natural gas pipelines, which we refer to as “intrastate pipelines;”

(iii)	storage systems; and

(iv)

natural gas gathering lateral pipelines not subject to FERC jurisdiction (although certain states regulate gathering pipelines, either as intrastate pipelines or otherwise), which we collectively refer to as “lateral pipelines.”

Our interstate pipelines are FERC-regulated assets that transport natural gas from interconnected pipelines to power plants, LDCs and industrial end users as well as interconnected pipelines for delivery to additional markets. Our intrastate pipelines are typically state-regulated assets that transport gas from interconnected pipelines to power plants, LDCs and industrial end users. Our storage systems provide natural gas storage services for customers, subject to both state and FERC jurisdiction. Our lateral pipelines are assets that gather natural gas for our customers from multiple central delivery points within a basin and redeliver that natural gas to interstate or intrastate pipelines for downstream transportation and, accordingly, perform a gathering function not subject to FERC jurisdiction.

As of December 31, 2020, the pipelines, storage systems and lateral pipelines included approximately: 900 miles of FERC-regulated, interstate pipelines that have interconnect points to multiple interstate pipelines and LDCs, gas storage assets with total working gas capacity of approximately 94 Bcf and approximately 290 miles of lateral pipelines. The pipelines, storage systems and lateral pipelines capitalize on strategic locations to serve key markets and future load growth.

As of December 31, 2020, the Pipeline and Other reportable segment included the following:

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Millennium Pipeline. The Millennium Pipeline, consisting of a 263-mile interstate pipeline and compression facilities with 84,000 horsepower installed, is strategically positioned to serve utility and power plant loads across New York state as well as into New England and has become a crucial path to market for the Northeast Marcellus, allowing producers to tap strong utility and end-market customers. For the fiscal year ended December 31, 2020, approximately 49% of Millennium Pipeline’s revenues were generated under contracts with utility customers. The Millennium Pipeline is designed to deliver over 2.0 Bcf per day and has multiple interconnects with Columbia Gas Transmission Corporation in New York, the Dominion Transmission Gas Pipeline, Algonquin Gas Transmission Pipeline, Empire Pipeline, National Fuel Gas Supply Corp, Inergy Midstream, Arlington Storage Company LLC, Laser Northeast Gathering, Bluestone Gathering Lateral Pipeline, and Tennessee Gas Pipeline. It is jointly owned by subsidiaries of DT Midstream (26.25%), TC Energy Corporation (47.5%) and National Grid plc (26.25%) and is operated by TC Energy Corporation. The system operates under the regulatory jurisdiction of the FERC.

•

Vector Pipeline. The Vector Pipeline, consisting of a 348-mile interstate pipeline and five compression facilities with 120,000 horsepower installed, transports approximately 2.8 Bcf of natural gas per day across Illinois, Indiana, Michigan and Ontario, Canada and is a vital link between storage fields in Michigan and Dawn, Ontario to markets across the Midwestern U.S., Eastern Canada and the Northeastern U.S. For the fiscal year ended December 31, 2020, approximately 77% of Vector Pipeline’s revenues were generated under contracts with utility customers and FERC pipelines. The Vector Pipeline provides a market area outlet for Marcellus/Utica gas to access the Illinois, Michigan and Toronto, Canada markets via multiple interconnects with other gas transmission pipelines and storage fields, including NEXUS Gas Transmission Pipeline, Washington 10 Storage Complex, Rover Pipeline, Alliance Pipeline, Northern Border Pipeline, Guardian Pipeline, ANR Pipeline, DTE Gas Company, Consumers Energy Pipeline, Bluewater Gas Storage, Union Gas Ltd, Enbridge Gas Distribution Pipeline and Northern Indiana Public Service Company Pipeline. The Vector Pipeline is a joint venture between Enbridge Inc. (60%) and DT Midstream (40%) and is operated by Enbridge Inc. The system operates under the regulatory jurisdiction of the FERC.

•

NEXUS Gas Transmission Pipeline. The NEXUS Gas Transmission Pipeline system, consisting of a 256-mile interstate pipeline with current capacity of approximately 1.4 Bcf per day with three compression facilities with 99,000 horsepower installed, provides transport for natural gas from the Marcellus/Utica shale formations in Pennsylvania, Ohio and West Virginia to markets, directly and indirectly, in Ohio, Michigan, Illinois and Ontario, Canada and has a diverse mix of demand pull and supply push customers. For the fiscal year ended December 31, 2020, approximately 43% of NEXUS Gas Transmission Pipeline’s revenues were generated under contracts with utility customers. The NEXUS Gas Transmission Pipeline has interconnects with Columbia Gas Transmission, Eastern Gas Transmission and Storage, Inc. (fka Dominion Transmission Inc.), Appalachia Gathering System, DTE Gas Company, Equitrans, LP, Rockies Express Pipeline, Tennessee Gas Pipeline, Texas Eastern Transmission, East Ohio Gas Company (Dominion), Vector Pipeline and Washington 10 Storage Complex. NEXUS Gas Transmission Pipeline is a joint venture between Enbridge Inc. (50%) and DT Midstream (50%) and is operated by Enbridge Inc. The system operates under the regulatory jurisdiction of the FERC.

•

Birdsboro Pipeline. The Birdsboro Pipeline is a 14-mile long interstate natural gas pipeline located in Berks County, Pennsylvania. The Birdsboro Pipeline interconnects with the Texas Eastern Transmission mainline and transports gas to a 485 MW gas-fired power plant located in the Borough of Birdsboro, Pennsylvania. The Birdsboro Pipeline is fully contracted under a 100% demand charge contract with Birdsboro Power LLC. The system operates under the regulatory jurisdiction of the FERC.

•

Generation Pipeline. The Generation Pipeline, consisting of a 25-mile intrastate pipeline, is designed to deliver approximately 355 MMcf per day of natural gas to customers in the Greater Toledo area of Ohio. The Generation Pipeline currently interconnects to the ANR Pipeline and the Panhandle Eastern Pipeline. The Generation Pipeline is 100% owned by the NEXUS Gas Transmission Pipeline, a joint venture between Enbridge Inc. (50%) and DT Midstream (50%) and is operated by Enbridge Inc. The system operates under the regulatory jurisdiction of the Public Utilities Commission of Ohio.

•

Washington 10 Storage Complex. The Washington 10 Storage Complex (including Washington 28 Storage, which is an asset held by a joint venture, South Romeo Gas Storage Corporation, in which DT Midstream owns a 50% interest and which is operated by DT Midstream), located north of Detroit, Michigan, is strategically located between the major gas trading hubs of Illinois and Dawn, Ontario, provides easy access to markets in the Midwestern U.S., Eastern Canada and Northeastern U.S. Connected to the Vector Pipeline and DTE Gas Company, it offers 94 Bcf of high-deliverability certificated storage capacity and serves more than 40 large customers, including electric and gas utilities, other interstate pipelines, power plants and national marketers. For the fiscal year ended December 31, 2020, approximately 47% of Washington 10 Storage Complex’s revenues were generated under contracts with utility customers and FERC pipelines. The Washington 10 Storage Complex currently operates under the regulatory jurisdiction of the Michigan Public Service Commission, which we refer to as the “MPSC,” and has a FERC operating statement governing sales of interstate services. However, on April 15, 2021, FERC granted Washington 10 Storage Complex’s request to operate its system as an interstate storage facility subject to FERC’s exclusive jurisdiction. The Washington 10 Storage Complex anticipates commencing operations as an interstate storage facility during the third quarter of 2021, at which time it will no longer be subject to the MPSC’s jurisdiction. The Washington 10 Storage Complex anticipates that this jurisdictional change will allow it more flexibility to serve a growing number of customers who seek interstate storage services.

•

Bluestone Gathering Lateral Pipeline. The Bluestone Gathering Lateral Pipeline, which we refer to as “Bluestone,” gives market access to natural gas produced in Pennsylvania and includes a 65-mile high-pressure gathering lateral pipeline system that serves as a spine to connect field gathering and compression facilities with 33,000 horsepower installed. Bluestone connects to two interstate pipelines, the Millennium Pipeline to the north and the Tennessee Gas Pipeline to the south, which each provide connectivity to Northeast gas markets and other premium gas markets, and has gathering capacity of up to 1.2 Bcf per day. The system receives supply from Susquehanna Gathering Company and Williams Field Services. In addition to an acreage dedication with Southwestern Energy Company and/or its affiliates, which we refer to as “Southwestern,” Bluestone is supported by long-term contracts with Cabot Oil and Gas. The portion of the Bluestone pipeline that is located in New York is subject to certain limited regulation under the jurisdiction of the New York Public Service Commission.

•

LEAP Gathering Lateral Pipeline. The LEAP Gathering Lateral Pipeline is a 155-mile high-pressure lateral pipeline stretching from the Haynesville shale area in northern Louisiana to the Gulf Coast region and gathers gas along its spine-like system from Haynesville shale area producers and redelivers gas to interstate pipelines that provide access to petrochemical and refining facilities, power plants and LNG export facilities. The LEAP Gathering Lateral Pipeline has current gathering capacity of 1.0 Bcf per day with receipt interconnects with the Blue Union Gathering System and delivery interconnects at the Gillis Hub to three major pipelines: Transcontinental Gas Pipeline, Cheniere Creole Trail Pipeline (which supplies the Sabine Pass LNG facility) and Cameron Interstate Pipeline (which supplies the Cameron LNG facility). The LEAP Gathering Lateral is supported by a long-term contract with Indigo Natural Resources, LLC and/or its affiliates, which we refer to as “Indigo,” which includes an acreage dedication and an MVC.

•

Stonewall Gas Gathering Lateral Pipeline. The Stonewall Gas Gathering Lateral Pipeline serves Marcellus/Utica natural gas production areas in northern West Virginia and southwestern Pennsylvania. This system includes a 68-mile high-pressure gathering pipeline system, which connects to gas production sources, the Columbia Gas Transmission Pipeline, the Texas Eastern Transmission Pipeline and NEXUS Gas Transmission Pipeline via the Appalachia Gathering System, the Mark West Sherwood Processing Plant, Fullstream Energy, Energy Transfer Corp and Summit Midstream. The Stonewall Gas Gathering Lateral Pipeline has gathering capacity of up to 1.5 Bcf per day. The system is supported by a long-term contract with Antero Resources Corporation and/or its affiliates, which we refer to as “Antero,” which has an MVC. The Stonewall Gas Gathering Lateral Pipeline is a joint venture between Antero Midstream Corporation (15%) and DT Midstream (85%) and is operated by DT Midstream.

Pipeline and Other—Customers

DT Midstream primarily provides two types of pipeline and storage services: firm service and interruptible service. The cash flows from our Pipeline and Other operations can be impacted in the short term by seasonality, weather fluctuations and the financial condition of our customers. Our election to enter primarily into firm service contracts with firm reservation charges provides us stable operating performance and cash flows.

As of December 31, 2020, we had approximately 130 Pipeline and Other customers. Our three largest customers for the fiscal year ended December 31, 2020 were Southwestern, Antero and Indigo and they accounted for approximately 64% of revenue from the Pipeline and Other segment on a combined basis. For the fiscal year ended December 31, 2020, substantially all of our Pipeline and Other revenues were derived from firm service contracts. For the fiscal year ended December 31, 2020 revenue from the Pipeline and Other segment accounted for approximately 35% of our total revenue. We account for our unconsolidated joint ventures as equity method investments in accordance with GAAP. Accordingly, we do not include our proportionate share of the revenues generated by our unconsolidated joint ventures in our operating revenues.

Pipeline and Other—Competition

Natural gas pipeline, gathering lateral pipeline and storage operators compete for customers primarily based on geographic location, which determines connectivity and proximity to supply sources and end uses, as well as price, operating reliability and flexibility, available capacity and service offerings. Our primary competitors in the natural gas interstate pipelines and transmission market and in the gathering pipelines market include major interstate pipelines and midstream companies that can transport and gather natural gas volumes between interstate systems and between central delivery points within a basin, respectively.

Gathering—Assets

Our natural gas gathering systems primarily consist of networks of pipelines that collect natural gas from points at or near our customers’ wells for delivery to plants for processing, to gathering pipelines for further gathering or to pipelines for transportation. Natural gas is moved from the receipt points to the central delivery points on our gathering systems with compression. We provide a number of other ancillary services within our Gathering segment, including water impoundment, water storage, water transportation and sand mining. Our gathering systems provide a gathering function and are therefore not subject to FERC jurisdiction.

As of December 31, 2020, our gathering systems included approximately 1,014 miles of gathering pipelines, 113 compressor units capable of generating 234,000 horsepower and 4.3 Bcf of dehydration and treating capacity.

As of December 31, 2020, the Gathering reportable segment included the following:

•

Susquehanna Gathering System. The Susquehanna Gathering System provides dry gas gathering services in northeast Pennsylvania for Marcellus shale production. The Susquehanna Gathering System is supported by Southwestern, which has an MVC. The system includes a 197-mile pipeline system, consisting of 108 miles of high-pressure steel gathering pipeline and 89 miles of low-pressure poly-pipeline that is leased to Southwestern and currently used in water service and may be converted to low-pressure gas gathering service. The water system is used by Southwestern to transport water for completion activity. The Susquehanna Gathering System has compression and dehydration facilities with 97,000 horsepower installed and has gathering capacity of up to 1.4 Bcf per day. The Susquehanna Gathering System delivers gas to the Bluestone Gathering Lateral Pipeline.

•

Blue Union Gathering System. The Blue Union Gathering System is a 343-mile high-pressure steel gathering system delivering production from the Haynesville-Bossier and Cotton Valley formations in northern Louisiana and east Texas to markets in the Gulf Coast region. The primary customer for the Blue Union Gathering System is Indigo, who has dedicated acreage to the system and has an MVC. The Blue Union Gathering System gathers rich and dry gas and has compression facilities with 50,000 horsepower installed. Customer gas is treated for carbon dioxide and hydrogen sulfide through four plants located on the system. The system has gathering capacity of over 2.0 Bcf per day and delivers gas to the LEAP Gathering Lateral Pipeline, ETC Tiger Pipeline, Gulf South Pipeline, Midcoast Pipeline, Tennessee Gas Pipeline and numerous smaller in-basin gathering system interconnects.

•

Appalachia Gathering System. The Appalachia Gathering System serves dry gas production areas in northern West Virginia and southwestern Pennsylvania. This system is a 135-mile high-pressure gathering pipeline system that connects to producer wellhead receipts, Texas Eastern Transmission Pipeline, NEXUS Gas Transmission Pipeline, Columbia Gas Transmission Pipeline via the Stonewall Gas Gathering Lateral Pipeline, Equitrans Midstream and Antero, as well as various in-field gathering systems supporting producers in the SW Marcellus and the dry Utica regions. The Appalachia Gathering System has compression facilities with more than 55,000 horsepower installed and has gathering capacity of up to 0.9 Bcf per day. The Appalachia Gathering System is supported by acreage dedications with Northeast Natural Energy, Southwestern, XTO Energy Inc. and EQT Corporation.

•

Tioga Gathering System. The Tioga Gathering System provides dry gas gathering services for Southwestern in Tioga County, Pennsylvania, and includes a 3-mile gathering pipeline system which connects to the Dominion Transmission Gas Pipeline. The Tioga Gathering System has a current gathering capacity of 140 MMcf per day and is supported by an acreage dedication.

•

Michigan Gathering System. The Michigan Gathering System currently provides natural gas gathering services in Michigan and includes 336 miles of rich and dry gas gathering and intrastate pipelines. The Michigan Gathering System has gathering capacity of up to 800 MMcf per day and supports approximately 6,000 production wells. The system has interconnects with DTE Gas Company, Consumers Energy, ANR Pipeline Company, Great Lakes Gas Transmission, Vector Pipeline, DCP and various in-field gathering systems supporting Niagara and Antrim shale production in the Michigan Basin. The system operates under the regulatory jurisdiction of the MPSC.

Gathering—Customers

The results of our Gathering operations are influenced by the volumes gathered through our systems. Our election to enter primarily into MVCs underpinned by long-term contracts provides our Gathering segments with stable operating performance and cash flows.

As of December 31, 2020, we had approximately 50 Gathering customers. Our three largest customers for the fiscal year ended December 31, 2020 were Indigo, Southwestern and Northeast Natural Energy LLC and they accounted for approximately 95% of revenue from the Gathering segment on a combined basis. For the fiscal year ended December 31, 2020, substantially all of our Gathering revenues were derived from long-term contracts which have an average tenor of 9 years. For the fiscal year ended December 31, 2020 revenue from the Gathering segment accounted for approximately 65% of our total revenue. We account for our unconsolidated joint ventures as equity method investments in accordance with GAAP. Accordingly, we do not include our proportionate share of the revenues generated by our unconsolidated joint ventures in our operating revenues.

Gathering—Competition

Our Gathering operations compete for customers based on reputation, operating reliability and flexibility, price and service offerings, including interconnectivity to producer-desired takeaway options (i.e., processing facilities and pipelines). We face competition in signing acreage dedications and MVCs, expanding treating capacity and expanding our system to desirable production basins. Competition customarily is impacted by the level of drilling activity in a particular geographic region. Our primary competitors include other independent midstream companies with gathering operations and producer-owned systems.

Joint Ventures

We hold interests in certain joint ventures which own and operate the Vector Pipeline, the Millennium Pipeline and the NEXUS Gas Transmission Pipeline, which we account for as equity method investments in accordance with GAAP, and which we refer to as “unconsolidated joint ventures.” The interests in our unconsolidated joint ventures are related to our Pipeline and Other segment, and our unconsolidated joint ventures own and operate interstate pipelines across the Midwestern U.S., Eastern Canada and Northeastern U.S. regions. See the section entitled “—Our Operations and Business Segments—Pipeline and Other – Assets” beginning on page 105 of this Information Statement and the section entitled “Equity Method Investments” of Note 1, “The Proposed Separation, Description of the Business, and Basis of Presentation,” beginning on page F-9 of this Information Statement for additional information.

Regulatory Environment

Our operations and investments are subject to extensive regulation by U.S. federal, state and local authorities. In addition, the NEXUS Gas Transmission Pipeline and the Vector Pipeline are subject to applicable laws, rules, and regulations in Canada. In general, midstream companies have experienced increased regulatory oversight over the past few years. The regulatory burden on our operations increases our cost of doing business and, in turn, impacts our profitability. However, we believe the regulatory burden does not currently affect our competitive position.

FERC Regulation

Our business operations are subject to extensive regulation by the FERC under the Natural Gas Act, the Natural Gas Policy Act and regulations, rules and policies promulgated under those and other statutes. Generally, the FERC’s authority extends to:

•	rates and charges for interstate pipelines and storage facilities as well as intrastate pipelines and storage facilities providing service in interstate commerce;

•	certification and construction of new interstate pipelines and storage services and facilities and expansion of such facilities;

•	abandonment of interstate pipelines and storage services and facilities;

•	maintenance of accounts and records;

•	relationships between pipelines and certain affiliates

•	terms and conditions of services and service contracts with customers;

•	depreciation and amortization rates and policies; and

•	acquisitions and dispositions of interstate pipelines and storage facilities.

The FERC regulates the rates and charges for pipelines and storage in interstate commerce. Under the Natural Gas Act, rates charged by interstate pipelines must be just, reasonable and not unduly discriminatory or preferential.

The recourse rate is the maximum rate an interstate pipeline may charge for its services under its tariff. It is established through the FERC’s cost-of-service ratemaking process. Generally, the maximum filed recourse rates for interstate pipelines are based on the cost of providing that service including recovery of and a return on the pipeline’s actual prudent historical cost of investment. Key determinants in the ratemaking process include the costs of providing service, the volumes of gas being transported or stored, the rate design, the allocation of costs between services, the capital structure and the rate of return a natural gas company is permitted to earn.

The maximum applicable recourse rates and terms and conditions for service are generally set forth in the pipeline’s FERC-approved tariff, unless market-based rates have been approved by the FERC. Rate design and the allocation of costs also can affect a pipeline’s profitability. While the ratemaking process establishes the recourse rate, interstate pipelines such as our pipelines and storage systems are permitted to charge discount rates, which discount their firm and interruptible rates without further FERC authorization down to a specified minimum level, provided they do not unduly discriminate. In addition, pipelines are allowed to negotiate different rates with their customers under certain circumstances. Changes to rates or terms and conditions of service and contracts can be proposed by a pipeline company under Section 4 of the Natural Gas Act, or the existing interstate pipeline and storage rates or terms and conditions of service and contracts may be challenged by a complaint filed by interested persons including customers, state agencies or the FERC under Section 5 of the Natural Gas Act. Rate increases proposed by a pipeline may be allowed to become effective subject to refund and/or a period of suspension, while rates or terms and conditions of service that are the subject of a complaint under Section 5 of the Natural Gas Act are subject to prospective change by the FERC. Rate increases proposed by a regulated interstate pipeline may be challenged and such increases may ultimately be rejected by the FERC. Any successful challenge against existing or proposed rates charged for our pipelines and storage services could materially adversely affect our business, financial condition and results of operations.

Our interstate pipelines may also use negotiated rates that could involve rates above or below the recourse rate or rates that are subject to a different rate structure than the rates specified in our interstate pipeline tariffs, provided that the affected customers are willing to agree to such rates and that the FERC has approved the negotiated rate agreement. A prerequisite for allowing the negotiated rates is that negotiated rate customers must have had the option to take service under the pipeline’s recourse rates. Some negotiated rate transactions are designed to fix the negotiated rate for the term of the firm transportation agreement and the fixed rate is generally not subject to adjustment for increased or decreased costs occurring during the contract term.

Failure of an interstate pipeline to comply with its obligations under the Natural Gas Act, whether as to certificate and abandonment authority, as to rates, as to terms and conditions of service or otherwise, could result in the imposition of civil and criminal penalties. Among other matters, the Energy Policy Act of 2005, which we refer to as the “EPAct 2005,” amended the Natural Gas Act to give FERC authority to impose civil penalties for violations of the Natural Gas Act up to $1 million for any one violation and violators may be subject to criminal penalties of up to $1 million per violation and five years in prison.

To the extent that an intrastate pipeline system transports natural gas in interstate commerce, the rates and terms and conditions of such interstate transportation service are subject to FERC rules and regulations under Section 311 of the Natural Gas Policy Act. Certain of our systems are subject to FERC jurisdiction under Section 311 of the Natural Gas Policy Act for their interstate transportation services. Section 311 regulates, among other things, the provision of transportation services by an intrastate natural gas pipeline on behalf of a local distribution company or an interstate natural gas pipeline. Under Section 311, rates charged for transportation must be fair and equitable, and amounts collected in excess of fair and equitable rates are subject to refund with interest. Rates for service pursuant to Section 311 of the Natural Gas Policy Act are generally subject to review and approval by FERC at least once every five years. Additionally, the terms and conditions of service set forth in the intrastate pipeline’s Statement of Operating Conditions are subject to FERC approval. We provide interstate services in accordance with an Operating Statement on file with the FERC. Non-compliance with FERC’s rules and regulations established under Section 311 of the Natural Gas Policy Act, including failure to observe the service limitations applicable to transportation services provided under Section 311, failure to comply with the rates approved by FERC for Section 311 service, and failure to comply with the terms and conditions of service established in the pipeline’s FERC-approved Statement of Operating Conditions could result in the imposition of civil and criminal penalties. Among other matters, the EPAct 2005 also amended the Natural Gas Policy Act to give FERC authority to impose civil penalties for violations of the Natural Gas Policy Act up to $1 million for any one violation and violators may be subject to criminal penalties of up to $1 million per violation and five years in prison.

FERC regulations also extend to the terms and conditions set forth in agreements for pipelines and storage services executed between interstate pipelines and their customers. These service agreements are required to conform, in all material respects, with the form of service agreements set forth in the pipeline’s FERC-approved tariff. Non-conforming agreements must be filed with, and accepted by, the FERC. In the event that the FERC finds that an agreement is materially non-conforming, in whole or in part, it could reject, or require us to seek modification of, the agreement, or alternatively require us to modify our tariff so that the non-conforming provisions are generally available to all customers or class of customers. The Vector Pipeline, the Millennium Pipeline, the Birdsboro Pipeline and the NEXUS Gas Transmission Pipeline provide interstate transportation services in accordance with their FERC-approved tariffs. Notwithstanding the regulatory discussion above, we believe the regulatory burden does not currently affect our competitive condition.

State Regulation of Natural Gas Pipelines

In addition to Section 311 regulation, our intrastate natural gas pipeline operations are subject to regulation by various state agencies. Most state agencies possess the authority to review and authorize natural gas transportation transactions and the construction, acquisition, abandonment and interconnection of physical facilities for intrastate pipelines. State agencies also may regulate transportation rates, service terms, and conditions and contract pricing. Other state regulations may not directly apply to our business, but may nonetheless affect the availability of natural gas for purchase, compression and sale. Regulations within a particular state generally will affect all intrastate pipeline operators within the state on a comparable basis; thus, we believe that the regulation of intrastate transportation in any state in which we operate will not disproportionately affect our operations.

Gathering Pipeline Regulation

Section 1(b) of the Natural Gas Act exempts natural gas gathering facilities from regulation by the FERC under the Natural Gas Act. We believe that our high-pressure gathering systems meet the traditional tests the FERC has used to establish a pipeline’s status as an exempt gatherer not subject to regulation as a jurisdictional natural gas company. However, the distinction between FERC-regulated transmission services and federally unregulated gathering services is often the subject of litigation in the industry, so the classification and regulation of these systems are subject to change based on future determinations by the FERC, the courts or the U.S. Congress. If the FERC were to consider the status of an individual facility and determine that the facility is not a gathering pipeline and the pipeline provides interstate transmission service, the rates for, and terms and conditions of, services provided by such facility would be subject to regulation by the FERC under the Natural Gas Act or the Natural Gas Policy Act. Such regulation could decrease revenue, increase operating costs, and, depending upon the facility in question, adversely affect our business, financial condition and results of operations. In addition, if any of our facilities were found to have provided services or otherwise operated in violation of the Natural Gas Act or Natural Gas Policy Act, this could result in the imposition of civil penalties as well as a requirement to disgorge charges collected for such service in excess of the rate established by the FERC.

Our gathering and pipeline assets are subject to the rules and regulations of various state utility commissions. State regulation of gathering facilities generally includes various safety, environmental and, in some circumstances, nondiscriminatory take requirements and complaint-based rate regulation. States in which we operate may adopt ratable take and common purchaser statutes, which would require our gathering pipelines to take natural gas without undue discrimination in favor of one producer over another producer or one source of supply over another similarly situated source of supply. The regulations under these statutes may have the effect of imposing some restrictions on our ability as an owner of gathering facilities to decide with whom we contract to gather natural gas. States in which we operate may also adopt a complaint-based regulation of natural gas gathering activities, which allows natural gas producers and shippers to file complaints with state regulators in an effort to resolve grievances relating to gathering access and rate discrimination. We cannot predict whether such regulation will be adopted and whether such a complaint will be filed against us in the future. Failure to comply with state regulations can result in the imposition of administrative, civil and criminal remedies. We are not aware of any pending proceedings or complaints at this time.

Our gathering operations could be adversely affected should they be subject in the future to more stringent application of state regulation of rates and services. Our gathering operations also may be, or become, subject to additional safety and operational regulations relating to the design, installation, testing, construction, operation, replacement and management of gathering facilities. Additional rules and legislation pertaining to these matters are considered or adopted from time to time. We cannot predict what effect, if any, such changes might have on our operations, but the industry could be required to incur additional capital expenditures and increased costs depending on future legislative and regulatory changes.

The price at which we buy and sell natural gas currently is not subject to U.S. federal regulation and, for the most part, is not subject to state regulation. The EPAct 2005 amended the Natural Gas Act and Natural Gas Policy Act to prohibit fraud and manipulation in natural gas markets. The FERC subsequently issued a final rule making it unlawful for any entity, in connection with the purchase or sale of natural gas or transportation service subject to the FERC’s jurisdiction, to defraud, make an untrue statement or omit a material fact or engage in any practice, act or course of business that operates or would operate as a fraud. The FERC’s anti-manipulation rules apply to interstate gas pipeline and storage companies and intrastate gas pipeline and storage companies that provide interstate services, such as Section 311 service, as well as otherwise non-jurisdictional entities to the extent the activities are conducted “in connection with” gas sales, purchases or transportation subject to FERC jurisdiction. The anti-manipulation rules apply to intrastate sales and gathering activities only to the extent that there is a “nexus” to FERC-jurisdictional transactions. The EPAct 2005 also provided the FERC with the authority to impose civil penalties of up to approximately $1 million (adjusted annually for inflation) per day per violation. On January 2, 2020, FERC issued an order (Order No. 865) increasing the maximum civil penalty amounts under the Natural Gas Act and Natural Gas Policy Act to adjust for inflation. FERC may now assess civil penalties under the Natural Gas Act and Natural Gas Policy Act of up to $1,307,164 per violation per day. In addition, the Commodity Futures Trading Commission, which we refer to as the “CFTC,” is directed under the Commodities Exchange Act, which we refer to as the “CEA,” to prevent price manipulations for the commodity and futures markets, including the energy futures markets. Pursuant to the Dodd-Frank Act and other authority, the CFTC has adopted anti-market manipulation regulations that prohibit fraud and price manipulation in the commodity and futures markets. The CFTC also has statutory authority to seek civil penalties of up to the greater of approximately $1.2 million or triple the monetary gain to the violator for violations of the anti-market manipulation sections of the CEA.

The EPAct 2005 also added Section 23 to the Natural Gas Act, authorizing the FERC to facilitate price transparency in markets for the sale or transportation of physical natural gas in interstate commerce. In December 2007, the FERC issued a final rule (Order No. 704) on the annual natural gas transaction reporting requirements, which requires buyers and sellers of annual quantities of natural gas of 2.2 Tbtu or more, including entities not otherwise subject to the FERC’s jurisdiction, to provide by May 1 of each year an annual report to the FERC describing their aggregate volumes of natural gas purchased or sold at wholesale in the prior calendar year to the extent such transactions utilize, contribute to or may contribute to the formation of price indices. Order No. 704 also requires market participants to indicate whether they report prices to any index publishers and, if so, whether their reporting complies with the FERC’s policy statement on price reporting. We do not believe that these requirements will disproportionately affect our operations or negatively affect our competitive position.

Pipeline Safety and Maintenance

Our interstate natural gas pipeline system is subject to regulation by Pipeline and Hazardous Materials Safety Administration, which we refer to as “PHMSA.” PHMSA has established safety requirements pertaining to the design, installation, testing, construction, operation and maintenance of gas pipeline facilities, including requirements that pipeline operators develop a written qualification program for individuals performing covered tasks on pipeline facilities and implement pipeline integrity management programs. These integrity management plans require more frequent inspections and other preventive measures to ensure safe operation of oil and natural gas transportation pipelines in high consequence areas, which we refer to as “HCAs,” such as high population areas or facilities that are hard to evacuate and areas of daily concentrations of people.

Notwithstanding the investigatory and preventative maintenance costs incurred in our performance of customary pipeline management activities, we may incur significant additional expenses if anomalous pipeline conditions are discovered or more stringent pipeline safety requirements are implemented. The Safety of Gas Transmission Pipelines rule (effective July 1, 2020) requires operators of certain gas transmission pipelines to reconfirm the maximum allowable operating pressure of their lines and establishes a new “Moderate Consequence Area” for determining regulatory requirements for gas transmission pipeline segments outside of HCAs. The rule also establishes new requirements for conducting baseline assessments and incorporates industry standards and guidelines as well as new requirements for integrity management programs. The rule also includes several requirements that allow operators to notify PHMSA of proposed alternative approaches to achieving the objectives of the minimum safety standards. We are in the process of assessing the impact of this rule on our future costs of operations and revenue from operations, but we do not expect our operations to be affected by this new rule any differently than other similarly situated midstream companies.

PHMSA is working on two additional rules related to gas pipeline safety that could impact our pipeline assets and operations. The first rule, entitled “Pipeline Safety: Safety of Gas Transmission Pipelines, Repair Criteria, Integrity Management Improvements, Cathodic Protection, Management of Change, and Other Related Amendments,” is expected to adjust the repair criteria for gas transmission lines in HCAs, create new repair criteria for gas pipelines outside of HCAs, and strengthen PHMSA’s integrity management assessment requirements. The second rule, entitled “Safety of Gas Gathering Pipelines,” is expected to extend PHMSA’s incident and annual reporting requirements to all onshore gas gathering lines and apply minimum U.S. federal safety standards to certain historically-unregulated gas gathering lines in sparsely-populated, Class 1 locations. PHMSA may publish either or both of these rules in 2021. The U.S. Congress also recently passed, and the President of the U.S. signed, the Protecting Our Infrastructure of Pipelines and Enhancing Safety Act of 2020, which we refer to as the “2020 PIPES Act.” In addition to reauthorizing the U.S. federal pipeline safety program through fiscal year 2023, the 2020 PIPES Act contains new rulemaking mandates, including a provision that requires PHMSA to adopt more stringent leak detection and repair program requirements for gas transmission and regulated gas gathering line operators by December 2021. The adoption of these new PHMSA rules, and the enactment of the 2020 PIPES Act, could impact our pipeline assets and operations by requiring the installation of new or modified safety controls and the implementation of new capital projects or accelerated maintenance programs, all of which could require us to incur increased operational costs that could be significant. We may also be affected by lost cash flows resulting from shutting down our pipelines during the pendency of any repairs and any testing, maintenance, and repair of pipeline facilities downstream from our own facilities. While we cannot predict the outcome of legislative or regulatory initiatives, such legislative and regulatory changes could materially adversely affect our business, financial condition and results of operations.

PHMSA administers a U.S. federal grant and certification program that allows state authorities to assume responsibility for regulating the safety of intrastate gas pipeline facilities. As a condition of obtaining a certification, state authorities must agree to adopt PHMSA’s U.S. federal pipeline safety standards but may impose additional or more stringent state requirements. Except for Alaska and Hawaii, every state has an authority that is certified by PHMSA to regulate the safety of intrastate gas pipeline facilities, and most of these state authorities apply additional or more stringent safety standards or reporting requirements to intrastate gas pipeline facilities in their respective jurisdictions. We may incur significant costs and liabilities associated with repair, remediation, preventive or mitigation measures associated with complying with these additional or more stringent state requirements, including for gas gathering lines or other pipeline facilities that are not currently subject to PHMSA’s regulations. The costs, if any, for repair, remediation, preventive or mitigating actions that may be determined to be necessary as a result of the testing program, as well as lost cash flows resulting from shutting down our pipelines during the pendency of such actions, could be material.

We incur significant costs in complying with U.S. federal and state pipeline safety laws and regulations and otherwise administering our pipeline safety program but we do not believe such costs of compliance will materially adversely affect our business, financial condition and results of operations. This estimate does not include the impact of the Pipeline Safety: Safety of Gas Transmission Pipelines, Repair Criteria, Integrity Management Improvements, Cathodic Protection, Management of Change, and Other Related Amendments rule and the Safety of Gas Gathering Pipelines rule, of which the PHMSA may publish both or either in 2021. While we cannot predict the outcome of pending or future legislative or regulatory initiatives, we anticipate that pipeline safety requirements will continue to become more stringent over time. As a result, we may incur significant additional costs to comply with the new pipeline safety regulations, the pending pipeline safety regulations, and any new pipeline safety laws and regulations associated with our pipeline facilities, which could materially adversely affect our business, financial condition and results of operations.

Should we fail to comply with PHMSA regulations, we could be subject to penalties and fines. PHMSA has the statutory authority to impose civil penalties for pipeline safety violations up to a maximum of approximately $210,000 per day for each violation and approximately $2.1 million for a related series of violations. This maximum penalty authority established by statute will continue to be adjusted periodically to account for inflation.

We believe that our operations are in substantial compliance with all existing U.S. federal, state and local pipeline safety laws and regulations. However, the adoption of new laws and regulations, such as those proposed by PHMSA, could result in significant added costs or delays in service or the termination of projects, which could have a material adverse effect on us in the future.

Natural Gas Storage Regulation

We operate natural gas storage facilities in Michigan as intrastate facilities regulated by the MPSC and provide intrastate storage and related services pursuant to an MPSC-approved tariff and also interstate services pursuant to Natural Gas Policy Act Section 311 and a Statement of Operating Conditions on file at FERC.

In December 2016, the PHMSA issued an interim final rule, which we refer to as the “IFR,” that addresses safety issues related to downhole facilities located at both intrastate and interstate underground storage facilities. The IFR incorporates by reference two of the American Petroleum Institute’s Recommended Practice standards and mandates certain reporting requirements for operators of underground natural gas storage facilities. Under the IFR, all intrastate transportation-related underground natural gas storage facilities will become subject to minimum U.S. federal safety standards and be inspected by PHMSA or by a state entity that has chosen to expand its authority to regulate these facilities under a certification filed with PHMSA. The IFR became effective on January 18, 2017, with a compliance deadline of January 18, 2018. PHMSA subsequently determined, however, that it will not issue enforcement citations to any operators for violations of provisions of the IFR that had previously been non-mandatory provisions of American Petroleum Institute Recommended Practices 1170 and 1171 until one year after PHMSA issues a final rule. On October 19, 2017, PHMSA formally reopened the comment period on the IFR in response to a petition for reconsideration. On January 13, 2020, PHMSA transmitted a final rule to the Office of the Federal Register for publication. This final rule has not yet been published or made available for public review. However, PHMSA has issued statements indicating that the final rule will be consistent with the December 2016 IFR. We are in compliance with this IFR.

Environmental and Occupational Health and Safety Regulations

General. Our operations are subject to stringent U.S. federal, state and local laws and regulations relating to the protection of the environment. These laws and regulations can restrict or affect our business activities in many ways, such as:

•

requiring the acquisition of various permits to conduct regulated activities and imposing obligations in those permits, potentially including capital expenditures or operational requirements, that reduce or limit impacts to the environment;

•	requiring the installation of pollution control equipment or otherwise restricting the way we can handle or dispose of our wastes;

•	limiting or prohibiting construction activities in sensitive areas, such as wetlands, coastal regions or areas inhabited by endangered or threatened species;

•	requiring investigatory and remedial actions to mitigate or eliminate pollution conditions caused by our operations or attributable to former operations; and

•	applying workplace health and safety standards for the benefit of employees.

In addition, our operations and construction activities are subject to county and local ordinances that restrict the time, place or manner in which those activities may be conducted so as to reduce or mitigate nuisance-type conditions, such as, for example, excessive levels of dust or noise or increased traffic congestion.

Any failure to comply with these laws and regulations may result in the assessment of administrative, civil and criminal penalties; the imposition of investigatory, remedial or corrective action obligations or the incurrence of capital expenditures; the occurrence of delays or cancellations in the permitting or performance or expansion of projects; denial or termination of project authorizations; imposition of restrictions or limitations on project authorizations; addition or removal of conditions or terms in project authorizations; and the issuance of injunctions limiting or preventing some or all of our operations in a particular area. Moreover, there exist environmental laws that provide for citizen suits, which allow individuals and environmental organizations to act in the place of the government and sue operators for alleged violations of environmental law. In addition, strict joint and several liabilities may be imposed under certain environmental laws, which could cause us to become liable for the conduct of others or for consequences of our own actions that were in compliance with all applicable laws at the time those actions were taken. Consequently, we may be subject to environmental liability at our currently owned or operated facilities for conditions caused by others prior to our involvement.

We have implemented programs and policies designed to keep our pipelines and other facilities in compliance with existing environmental laws and regulations, and we incur significant costs in connection with compliance. However, we do not believe such costs of compliance will adversely affect our business, financial condition and results of operations.

We also incur, and expect to continue to incur, additional costs in connection with spill response and construction. Remediation obligations can result in significant costs associated with the investigation and remediation of contaminated facilities, and with damage claims arising from the contamination. The timing and complete extent of future expenditures related to environmental matters is difficult to estimate accurately because (i) interpretation and enforcement of environmental laws and regulations are constantly changing or evolving; (ii) new claims can be brought against our existing assets; (iii) our pollution control and clean-up cost estimates may change, especially when our current estimates are based on preliminary site investigations or agreements; (iv) new contaminated facilities and sites may be found, or what we know about existing sites and facilities could change; and (v) where there is potentially more than one responsible party involved in litigation, we cannot estimate our joint and several liability with certainty. Further, with respect to construction, existing environmental laws and regulations impact the cost of planning, design, permitting, installation and start-up.

We do not believe that our compliance with such legal requirements will materially adversely affect our business, financial condition and results of operations. Nonetheless, the trend in environmental regulation is to place more restrictions and limitations on activities that may affect the environment. Thus, there can be no assurance as to the amount or timing of future expenditures for environmental compliance or remediation, and actual future expenditures may be significantly in excess of the amounts we currently anticipate. For example, in September 2020, the Environmental Protection Agency, which we refer to as the “EPA,” finalized amendments to the 2016 standards that removed the transmission and storage segment from the oil and natural gas source category and rescinded the methane-specific requirements applicable to sources in the production and processing segments of the industry. However, several lawsuits have been filed challenging these amendments, and on January 20, 2021, President Biden signed an executive order calling for the suspension, revision or recission of the September 2020 rule and the reinstatement or issuance of standards for new, modified and existing oil and gas operations. As a result of the foregoing, we cannot predict the scope of any final methane regulatory requirements or the cost to comply with such requirements. However, several states are pursuing similar measures to regulate emissions of methane from new and existing sources. Compliance with these or other new regulations could, among other things, require installation of new emission controls on some of our equipment, result in longer permitting timelines, and significantly increase our capital expenditures and operating costs, which could adversely affect our business. We try to anticipate future regulatory requirements that might be imposed and plan accordingly to remain in compliance with changing environmental laws and regulations and to minimize the costs of such compliance. While we believe that we are in substantial compliance with existing environmental laws and regulations, there is no assurance that the current conditions will continue in the future.

The following is a discussion of several of the material environmental laws and regulations, as amended from time to time, that relate to our business.

Hazardous Substances and Waste. Many of the environmental laws and regulations affecting our operations relate to the release of hazardous substances or solid wastes into soils, groundwater and surface water, and include measures to control pollution of the environment. These laws generally regulate the generation, storage, treatment, transportation and disposal of solid and hazardous waste. They also require corrective action, including investigation and remediation, at a facility where such waste may have been released or disposed.

The Comprehensive Environmental Response, Compensation, and Liability Act, which we refer to as “CERCLA,” and comparable state laws impose liability, without regard to fault or the legality of the original conduct, on certain classes of persons who are considered to be responsible for the release of a “hazardous substance” into the environment. These persons include current and prior owners or operators of the site where a release of hazardous substances occurred and companies that transported, disposed or arranged for the transportation or disposal of the hazardous substances found at the site. Under CERCLA, these “responsible persons” may be subject to strict and joint and several liability for the costs of cleaning up the hazardous substances that have been released into the environment, for damages to natural resources and for the costs of certain health studies. CERCLA also authorizes the EPA and, in some instances, third parties to act in response to threats to the public health or the environment and to seek to recover from the responsible classes of persons the costs they incur. It is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by hazardous substances or other pollutants released into the environment. We generate materials in the course of our ordinary operations that are regulated as “hazardous substances” under CERCLA or similar state laws and, as a result, may be jointly and severally liable under CERCLA, or such laws, for all or part of the costs required to clean up sites at which these hazardous substances have been released into the environment. However, we have not been identified as a potentially responsible party at any CERCLA-regulated sites.

We also generate solid wastes, including hazardous wastes, which are subject to the requirements of the Resource Conservation and Recovery Act, which we refer to as “RCRA,” and comparable state statutes. While RCRA regulates both solid and hazardous wastes, it imposes strict requirements on the generation, storage, treatment, transportation and disposal of hazardous wastes. In the ordinary course of our operations, we generate wastes constituting solid waste and, in some instances, hazardous wastes. While certain petroleum production wastes are excluded from RCRA’s hazardous waste regulations, it is possible that these wastes will in the future be designated as “hazardous wastes” and be subject to more rigorous and costly disposal requirements, which could have a material adverse effect on our maintenance capital expenditures and operating expenses.

We own, lease or operate properties where hydrocarbons are being or have been handled for many years. We have generally utilized operating and disposal practices that were standard in the industry at the time, although hydrocarbons or other wastes may have been disposed of or released on or under the properties owned, leased or operated by us, or on or under the other locations where these hydrocarbons and wastes have been transported for treatment or disposal. In addition, certain of these properties have been operated by third parties whose treatment and disposal or release of hydrocarbons and other wastes were not under our control. These properties and the wastes disposed thereon may be subject to CERCLA, RCRA and analogous state laws. Under these laws, we could be required to remove or remediate previously disposed wastes (including wastes disposed of or released by prior owners or operators), to clean up contaminated property (including contaminated groundwater) or to perform remedial operations to prevent future contamination. We are not currently aware of any facts, events or conditions relating to the application of such requirements that could reasonably materially adversely affect our business, financial condition and results of operations.

Air Emissions. The U.S. federal Clean Air Act and comparable state laws and regulations restrict the emission of air pollutants from various industrial sources, including our compressor stations, and also impose various pre-construction, operational, monitoring and reporting requirements. Such laws and regulations may require that we obtain pre-approval for the construction or modification of certain projects or facilities, obtain and strictly comply with air permits containing various emissions and operational limitations and utilize specific emission control technologies to limit emissions. Our failure to comply with these requirements could subject us to monetary penalties, injunctions, conditions or restrictions on operations and, potentially, criminal enforcement actions. We may be required to incur certain capital expenditures in the future for air pollution control equipment in connection with obtaining and maintaining permits and approvals for air emissions. Compliance with these requirements may require modifications to certain of our operations, including the installation of new equipment to control emissions from our compressors that could result in significant costs, increased capital expenditures and operating costs, and could adversely affect our business. Further, the permitting, regulatory compliance and reporting programs, taken as a whole, increase the costs and complexity of oil and gas operations with potential to adversely affect the cost of doing business for our customers resulting in reduced demand for our gas processing and transportation services. Although we can give no assurances, we believe such requirements will not materially adversely affect our business, financial condition and results of operations, and the requirements are not expected to be more burdensome to us than to any similarly situated company.

Climate Change. Legislative and regulatory measures to address climate change and greenhouse gas, which we refer to as “GHG,” emissions are in various phases of discussion or implementation. The EPA regulates GHG emissions from new and modified facilities that are potential major sources of criteria pollutants under the Clean Air Act’s Prevention of Significant Deterioration and Title V programs and has adopted regulations that require, among other things, preconstruction and operating permits for certain large stationary sources and the monitoring and reporting of GHGs from certain onshore oil and natural gas production sources on an annual basis. Additionally, the U.S. Congress, along with U.S. federal and state agencies, has considered measures to reduce the emissions of GHGs. Legislation or regulation that restricts carbon emissions could increase our cost of environmental compliance by requiring us to install new equipment to reduce emissions from larger facilities; purchase emission allowances; pay any taxes related to our GHG emissions and/or administer and manage a GHG emissions program, and otherwise increase the costs of our operations, including costs to operate and maintain our facilities.

In addition to potential domestic regulation of GHGs, there continues to be international interest in a global framework for GHG reductions. In 2015, the U.S., Canada and the U.K. participated in the United Nations Conference on Climate Change, which led to the creation of the Paris Agreement. The Paris Agreement, which was signed by the U.S. in April 2016, requires countries to review and “represent a progression” in their intended nationally determined contributions (which set GHG emission reduction goals) every five years beginning in 2020. On November 4, 2020, the U.S. formally withdrew from the Paris Agreement but on February 19, 2021, the U.S. formally rejoined. The terms of any legislation or regulation to implement the U.S. commitment under the Paris Agreement are unclear at this time.

The effect of climate change legislation or regulation on our business is currently uncertain. If we incur additional costs to comply with such legislation or regulations, we may not be able to pass on the higher costs to our customers or recover all the costs related to complying with such requirements and any such recovery may depend on events beyond our control, including the outcome of future rate proceedings before the FERC or state regulatory agencies and the provisions of any final legislation or implementing regulations. Our future business, financial condition and results of operations could be adversely affected if such costs are not recovered through regulated rates or otherwise passed on to our customers. Additionally, our customers or suppliers may also be affected by legislation or regulation, which may adversely impact their drilling schedules and production volumes and reduce the volumes delivered to us and demand for our services.

Climate change and GHG legislation or regulation could also delay or otherwise negatively affect efforts to obtain permits and other regulatory approvals with regard to existing and new facilities or impose additional monitoring and reporting requirements. For example, in October 2015, the EPA expanded the petroleum and natural gas system sources for which annual GHG emissions reporting would be required. Additionally, several states are pursuing similar measures to regulate emissions of GHGs from new and existing sources. If implemented, such restrictions may result in additional compliance obligations with respect to, or taxes on the release, capture and use of GHGs that could have an adverse effect on our operations. The effect of any new legislative or regulatory measures on us will depend on the particular provisions that are ultimately adopted.

Water Discharges. The U.S. federal Clean Water Act and analogous state laws impose restrictions and strict controls regarding the discharge of pollutants or dredged and fill material into state waters as well as waters of the United States, including adjacent wetlands. The discharge of pollutants into regulated waters is prohibited, except in accordance with the terms of permits issued by the EPA, the U.S. Army Corps of Engineers, which we refer to as “the U.S. Army Corps,” or an analogous state agency. In April 2020, the EPA and the U.S. Army Corps issued the Navigable Waters Protection Rule under the U.S. federal Clean Water Act, which we refer to as “New WOTUS Rule,” narrowing the definition of “waters of the United States” relative to the definition under a prior 2015 rule. On June 22, 2020, the New WOTUS Rule went into effect nationwide (with the exception of Colorado) but a number of states, other local jurisdictions and environmental groups have already filed suit seeking to challenge the rule, and multiple challenges to the EPA’s prior rulemakings remain pending. To the extent that any future rules expand the scope of the Clean Water Act’s jurisdiction, we could face increased costs and delays with respect to obtaining permits for activities in jurisdictional waters, including wetlands.

Spill prevention, control and countermeasure requirements of U.S. federal laws require appropriate containment berms and similar structures to help prevent the contamination of regulated waters in the event of a hydrocarbon spill, rupture or leak. In addition, the Clean Water Act and analogous state laws require individual permits or coverage under general permits for discharges of storm water runoff from certain types of facilities. These permits may require us to monitor and sample the storm water runoff from some of our facilities. The Clean Water Act and regulations implemented thereunder also prohibit discharges of dredged and fill material in wetlands and other waters of the U.S. unless authorized by an appropriately issued permit. Some states also maintain groundwater protection programs that require permits for discharges or operations that may impact groundwater conditions. U.S. federal and state regulatory agencies can impose administrative, civil and criminal penalties for non-compliance with discharge permits or other requirements of the Clean Water Act and analogous state laws. We believe that compliance with existing permits and foreseeable new permit requirements will not materially adversely affect our business, financial condition and results of operations.

National Environmental Policy Act. The construction of interstate natural gas transportation pipelines pursuant to the Natural Gas Act requires authorization from the FERC. The FERC actions are subject to the National Environmental Policy Act, which we refer to as the “NEPA.” NEPA requires U.S. federal agencies, such as the FERC, to evaluate major U.S. federal actions having the potential to significantly affect the environment. In the course of such evaluations, an agency will either prepare an environmental assessment that assesses the potential direct, indirect and cumulative effects of a proposed project or, if necessary, a more detailed Environmental Impact Statement. Any proposed plans for future construction activities that require FERC authorization will be subject to the requirements of NEPA. This process has the potential to significantly delay or limit, and significantly increase the cost of, development of midstream infrastructure.

Hydraulic Fracturing. We do not operate any assets that conduct hydraulic fracturing. However, our customers’ natural gas production is developed from unconventional sources that require hydraulic fracturing as part of the completion process. Hydraulic fracturing is an important and common practice that is used to stimulate production of hydrocarbons from tight formations. The process involves the injection of water, sand and chemicals under pressure into the formation to fracture the surrounding rock and stimulate production. The process is regulated by state agencies, typically the state’s commission that regulates oil and gas production. A number of U.S. federal agencies, including the EPA and the U.S. Department of Energy, have analyzed, or have been requested to review, a variety of environmental issues associated with hydraulic fracturing. For example, the EPA finalized regulations under the Clean Water Act in June 2016 prohibiting wastewater discharges from hydraulic fracturing and certain other natural gas operations to publicly owned wastewater treatment plants. In addition, some states have adopted, and other states are considering adopting, regulations that could impose more stringent disclosure and/or well construction requirements on hydraulic fracturing operations.

State and U.S. federal regulatory agencies also recently focused on a possible connection between the operation of injection wells used for oil and gas wastewater disposal and seismic activity. Similar concerns have been raised that hydraulic fracturing may also contribute to seismic activity. When caused by human activity, such events are called induced seismicity. In light of these concerns, some state regulatory agencies have modified their regulations or issued orders to address induced seismicity through restrictions on disposal wells or enhanced well construction and monitoring requirements. Certain environmental and other groups have also suggested that additional U.S. federal, state and local laws and regulations may be needed to more closely regulate the wastewater disposal process.

If new laws or regulations that significantly restrict hydraulic fracturing or wastewater disposal wells are adopted, such laws could lead to greater opposition to, and litigation concerning, related oil and gas producing activities and to operational delays or increased operating costs for our customers, which in turn could reduce the demand for our services.

Endangered Species Act. The U.S. federal Endangered Species Act, which we refer to as the “ESA,” restricts activities that may adversely affect endangered and threatened species or their habitats. U.S. federal agencies are required to ensure that any action authorized, funded or carried out by them is not likely to jeopardize the continued existence of listed species or modify their critical habitat. While some of our facilities are located in areas that are designated as habitats for endangered or threatened species, we have not incurred any material costs to comply or restrictions on our operations and we believe that we are in substantial compliance with the ESA. The designation of previously unprotected species as being endangered or threatened, or the designation of previously unprotected areas as a critical habitat for such species, could cause us to incur additional costs, result in delays in construction of pipelines and facilities, cause us to become subject to operating restrictions in areas where the species are known to exist or could result in limitations on our customers’ exploration and production activities that could have an adverse impact on demand for our services. For example, the U.S. Fish and Wildlife Service continues to receive hundreds of petitions to consider listing additional species as endangered or threatened and is being regularly sued or threatened with lawsuits to address these petitions. Compliance with all applicable laws providing special protection for designated species has not posed a material cost on our business and operations to date.

Employee Health and Safety. We are subject to a number of U.S. federal and state laws and regulations, including the U.S. federal Occupational Safety and Health Act, which we refer to as “OSHA,” and comparable state statutes, whose purpose is to protect the health and safety of workers. In addition, the OSHA hazard communication standard, the EPA community “right-to-know” regulations and comparable state laws and regulations require that information be maintained concerning hazardous materials used or produced in our operations and that this information be provided to employees, state and local government authorities and citizens. We are also subject to OSHA Process Safety Management regulations, which are designed to prevent or minimize the consequences of catastrophic releases of toxic, reactive, flammable or explosive chemicals. These regulations apply to any process which involves a chemical at or above the specified thresholds or any process which involves flammable liquid or gas, pressurized tanks, caverns and wells in excess of 10,000 pounds at various locations. We have an internal program of inspection designed to monitor and enforce compliance with worker safety and health requirements. We are also subject to EPA Risk Management Program regulations, which we refer to as the “RMP regulations.” Under the RMP regulations, we have implemented a program to prevent or minimize the consequences of accidental chemical releases at our facilities that use, manufacture and store particular hazardous chemicals. The RMP regulations were amended by the EPA under a final rule published December 19, 2019. The amendments were intended to better address potential security risks and ensure regulatory consistency, and we do not anticipate that they will significantly increase our cost of compliance.

We believe that we are in substantial compliance with all applicable laws and regulations relating to worker health and safety. Historically, worker safety and health compliance costs have not materially adversely affected our business, financial condition and results of operations; however, there can be no assurance that such costs will not be material in the future or that such future compliance will not materially adversely affect our business, financial condition and results of operations. While we may increase expenditures in the future to comply with higher industry and regulatory safety standards, such increases in costs of compliance, and the extent to which they might be recoverable through our rates, cannot be estimated at this time.

Physical Security

Given the nature of the commodities we transport, treat, store, and sell, our assets and the assets of our customers and others in our industry may be targets of terrorist activities, theft or vandalism. A terrorist attack could create significant price volatility, disrupt our business, limit our access to capital markets, or cause significant harm to our operations, such as full or partial disruption to our ability to gather, process, or transport natural gas. The Transportation Security Administration published guidelines for the security of natural gas pipelines. We have implemented applicable practices from those guidelines. Acts of terrorism, as well as events occurring in response to or in connection with acts of terrorism, could cause environmental repercussions that could result in a significant decrease in revenues or significant reconstruction or remediation costs, which could materially adversely affect our business, financial condition and results of operations.

Cyber Security

We have become increasingly dependent on the systems, networks and technology that we use to conduct almost all aspects of our business, including the operation of our pipelines, storage and gathering assets, the recording of commercial transactions, and the reporting of financial information. We depend on both our own systems, networks and technology, as well as the systems, networks and technology of our vendors, customers and other business partners. We have existing systems in place and continue to develop systems to monitor and address the risk of cyber security breaches in our business, operations and control environments. We routinely review and update those systems as the nature of that risk requires. Governmental standards and commonly accepted frameworks for the protection of computer-based systems and technology from cyber threats and attacks have been adopted. We monitor newly developed cyber security standards or legislation and consider adoption as appropriate for our business. Breaches in our information technology infrastructure or physical facilities, or other disruptions including those arising from theft, vandalism, fraud, or unethical conduct, could result in damage to or destruction of our assets, unnecessary waste, safety incidents, damage to the environment, reputational damage, potential liability, the loss of contracts, the imposition of significant costs associated with remediation and litigation, heightened regulatory scrutiny, increased insurance costs, which could materially adversely affect our business, financial condition and results of operations.

Properties

The following table sets forth certain information concerning our principal properties:

Property Classification	% Owned	Description	Location
Pipeline and Other

FERC-Regulated Interstate Pipelines

Vector Pipeline	40%	348-mile pipeline connecting Illinois, Michigan and Ontario market centers	IL, IN, MI and Ontario

Millennium Pipeline	26%	263-mile pipeline serving markets in the Northeast region	NY

NEXUS Gas Transmission Pipeline	50%	256-mile pipeline transporting Marcellus/Utica shale gas to Ohio, Michigan and Ontario market centers	OH and MI

Birdsboro Pipeline	100%	14-mile pipeline delivering gas supply to a gas-fired electric power plant	PA

Intrastate Pipelines

Generation Pipeline	50%	25-mile pipeline regulated as a gas utility by the Public Utilities Commission of Ohio	OH

Lateral Pipelines

Bluestone Gathering Lateral Pipeline(1)	100%	65-mile pipeline gathering Marcellus shale gas to the Millennium Pipeline and the Tennessee Pipeline	PA and NY

LEAP Gathering Lateral Pipeline	100%	155-mile pipeline gathering Haynesville shale gas to markets in the Gulf Coast region	LA

Stonewall Gas Gathering Lateral Pipeline	85%	68-mile pipeline gathering gas from the Appalachia Gathering System for delivery to the Columbia Pipeline	WV

Storage

Washington 10 Storage Complex(2)	91%	94 Bcf of storage capacity	MI

Gathering

Susquehanna Gathering System	100%	197-mile pipeline delivering Marcellus shale gas production to the Bluestone Gathering Lateral Pipeline	PA

Blue Union Gathering System	100%	343-mile gathering system delivering Haynesville shale gas production to markets in Gulf Coast region	LA and TX

Appalachia Gathering System	100%	135-mile pipeline delivering Marcellus shale gas to the Texas Eastern Pipeline and the Stonewall Gas Gathering Lateral Pipeline	PA and WV

Tioga Gathering System	100%	3-mile pipeline delivering production gas to the Dominion Transmission interconnect	PA

Michigan Gathering System	100%	336-mile pipeline system in northern Michigan	MI

(1)	The portion of the Bluestone Gathering Lateral Pipeline that is located in New York is subject to certain limited regulation under the jurisdiction of the New York Public Service Commission.

(2)

The Washington 10 Storage Complex includes 16 Bcf of leased capacity from Washington 28 Storage which is held by a joint venture, South Romeo Gas Storage Corporation, in which DT Midstream owns a 50% interest and which is operated by DT Midstream. The Washington 10 Storage Complex currently operates under the regulatory jurisdiction of the MPSC and has a FERC operating statement governing sales of interstate services. However, on April 15, 2021, FERC granted Washington 10 Storage Complex’s request to operate its system as an interstate storage facility subject to FERC’s exclusive jurisdiction. The Washington 10 Storage Complex anticipates commencing operations as an interstate storage facility during the third quarter of 2021, at which time it will no longer be subject to the MPSC’s jurisdiction.

Employees and Human Capital Resources

We currently employ 258 employees, of which 257 are full-time employees and one is a part-time employee. All of our employees are located in the U.S. We have had no strikes or work stoppages during the last five years. We believe that our employee relations are generally good. Our employees are not unionized, and we are not subject to any collective bargaining agreements.

Our human capital resources objectives include identifying, recruiting, incentivizing and integrating our existing and new employees. The principal purposes of our equity-based compensation programs are to attract, retain and motivate our employees and directors through the granting of equity-based compensation and cash-based performance bonus awards, which we believe motivates such individuals to perform to the best of their abilities and achieve our objectives.

Legal Proceedings

From time to time we are subject to legal, administrative and environmental proceedings before various courts, arbitration panels and governmental agencies concerning claims arising in the ordinary course of business. These proceedings include certain contract disputes, additional environmental reviews and investigations, audits and pending judicial matters. Based on our current knowledge, we believe that the amount or range of reasonably possible losses will not, either individually or in the aggregate, materially adversely affect our business, financial condition and results of operations.

The results of any litigation cannot be predicted with certainty, and an unfavorable resolution in any legal proceedings could materially affect our business, financial condition and results of operations. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

Emerging Growth Company Status

We are an “emerging growth company,” as defined by the Jumpstart Our Business Startups Act of 2012. We will continue to be an emerging growth company until the earliest to occur of the following:

•	the last day of the fiscal year in which our total annual gross revenues first meet or exceed $1.07 billion (as adjusted for inflation);

•	the date on which we have, during the prior three-year period, issued more than $1.0 billion in non-convertible debt;

•

the last day of the fiscal year in which we (i) have an aggregate worldwide market value of common stock held by non-affiliates of $700 million or more (measured at the end of each fiscal year) as of the last business day of our most recently completed second fiscal quarter and (ii) have been a reporting company under the Securities Exchange Act of 1934, which we refer to as the “Exchange Act,” for at least one year (and filed at least one annual report under the Exchange Act); or

•	the last day of the fiscal year following the fifth anniversary of the date of the first sale of our common stock pursuant to an effective registration statement under the Securities Act of 1933.

For as long as we are an emerging growth company, we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to, not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act of 2002, exemption from new or revised financial accounting standards applicable to public companies until such standards are also applicable to private companies, reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements, and exemptions from the requirement of holding a nonbinding advisory vote on executive compensation and shareholder approval on golden parachute compensation not previously approved. We may choose to take advantage of some or all of these reduced burdens. For example, we have taken advantage of the reduced disclosure obligations regarding executive compensation in this Information Statement. For as long as we take advantage of the reduced reporting obligations, the information we provide shareholders may be different from information provided by other public companies. In addition, it is possible that some investors will find our common stock less attractive as a result of these elections, which may result in a less active trading market for our common stock and higher volatility in our stock price.

In addition, we have elected to not take advantage of the extended transition period that allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies, which means that the financial statements included in this Information Statement, as well as financial statements we file in the future, will be subject to all new or revised accounting standards generally applicable to public companies. Our election not to take advantage of the extended transition period is irrevocable.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion of our results of operations and financial condition together with our accompanying consolidated financial statements, which we refer to as the “Consolidated Financial Statements,” and the notes thereto included under the section entitled “Index to Consolidated Financial Statements” beginning on page F-1 of this Information Statement as well as the discussion in the sections entitled “Unaudited Pro Forma Consolidated Financial Statements” and “Business” beginning on pages 91 and 99, respectively, of this Information Statement. This discussion contains forward-looking statements that involve risks and uncertainties. The forward-looking statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about the midstream industry and our business and financial results. Our actual results could differ materially from the results contemplated by these forward-looking statements due to a number of factors, including those discussed in the sections entitled “Risk Factors” and “Cautionary Statement Concerning Forward-Looking Statements” beginning on pages 29 and 66, respectively, of this Information Statement.

OVERVIEW

The Spin-Off

On October 27, 2020, DTE Energy announced plans for the complete legal and structural separation of DT Midstream from DTE Energy.

To effect the separation, first, DTE Energy will undertake the Internal Transactions described under the section entitled “Certain Relationships and Related Party Transactions—Agreements with DTE Energy—Separation and Distribution Agreement” beginning on page 172 of this Information Statement. DTE Energy will subsequently distribute all of DT Midstream’s common stock to DTE Energy’s shareholders on a pro rata basis, and DT Midstream, holding the businesses constituting DTE Energy’s current “Gas Storage and Pipelines” reporting segment which owns natural gas storage fields, lateral and gathering pipeline systems, compression and surface facilities, and has ownership interests in interstate pipelines serving the Gulf Coast, Midwest, Ontario and Northeast markets as described in DTE Energy’s Annual Report on Form 10-K for the year ended December 31, 2020, which we refer to as the “Midstream Business,” will become an independent, publicly traded company.

Our Business

We are a natural gas pipeline, storage and gathering company formed by DTE Energy with Operating Revenues of approximately $754 million for the year ended December 31, 2020 and Total Assets of approximately $8.3 billion as of each of March 31, 2021 and December 31, 2020. For a reconciliation of the total assets of the Midstream Business, as described in Note 23 to the audited consolidated financial statements in DTE Energy’s Annual Report on Form 10-K for the year ended December 31, 2020, to our Total Assets, see the section entitled “—Reconciliation of Total Assets” beginning on page 128 of this Information Statement. We are an owner, operator and developer of an integrated portfolio of natural gas interstate pipelines, intrastate pipelines, storage systems, gathering lateral pipelines, which we refer to as “lateral pipelines,” gathering systems, treatment plants and compression and surface facilities. We own both wholly owned pipeline and gathering assets which we operate as well as interests in joint venture pipeline assets, including the Millennium Pipeline, the Vector Pipeline and the NEXUS Gas Transmission Pipeline, many of which have connectivity to our wholly owned assets. We provide multiple, integrated natural gas services to our customers through our two primary segments: (i) Pipeline and Other, which includes our interstate pipelines, intrastate pipelines, storage systems, lateral pipelines and related treatment plants and compression and surface facilities, and (ii) Gathering, which includes our gathering systems and related treatment plants and compression and surface facilities.

The following table summarizes our financial results:

	Three Months Ended March 31,		Years Ended December 31,
	2021	2020	2020	2019	2018

			(in millions)
Operating revenues	$197	$169	$754	$504	$485
Net income attributable to DT Midstream	78	71	312	204	231
Adjusted EBITDA(1)	193	171	710	493	454

(1)

Adjusted EBITDA is a non-GAAP financial measure. See the sections entitled “Selected Historical Financial Data—Non-GAAP Financial Information” and “—Results of Operations—Non-GAAP Financial Information” beginning on pages 87 and 135, respectively, of this Information Statement for its definition and a reconciliation to the most directly comparable GAAP measure.

The increase in Operating revenues, Net income attributable to DT Midstream and Adjusted EBITDA in the first quarter of 2021 compared to the same period in 2020 was primarily due to Blue Union Gathering System and LEAP Gathering Lateral Pipeline assets going into service in the third quarter of 2020. The increase in 2020 Operating revenues, Net income attributable to DT Midstream and Adjusted EBITDA compared to 2019 was primarily due to the first full year of operations of Blue Union Gathering System and a partial year of operations for LEAP Gathering Lateral Pipeline. The decrease in 2019 Net income attributable to DT Midstream compared to 2018 was primarily due to lower Pipeline & Other earnings. The increase in Adjusted EBITDA in 2019 was primarily due to a non-routine adjustment to add back transaction costs related to the acquisition of Blue Union Gathering System and LEAP Gathering Lateral Pipeline.

See Note 4 to the Consolidated Financial Statements, “Acquisitions,” beginning on page F-20 of this Information Statement, for discussion of the acquisition of Blue Union Gathering System and LEAP Gathering Lateral Pipeline in December 2019.

See detailed explanations of segment performance in the section entitled “—Results of Operations” beginning on page 130 of this Information Statement.

See detailed explanations of our areas of strategic focus in the section entitled “—Outlook” beginning on page 130 of this Information Statement.

Reconciliation of Total Assets

Below is a reconciliation of the total assets of the Midstream Business, as described in Note 23 to the audited consolidated financial statements in DTE Energy’s Annual Report on Form 10-K for the year ended December 31, 2020, to our Total Assets.

		As of December 31,
		2020	2019	2018

		(in millions)
Gas Storage and Pipelines segment per DTE Energy’s Annual Report on Form 10-K	A	$5,068	$4,832	$3,161
Short-term borrowings due to DTE Energy	B	3,175	2,922	1,687
Adjustments to Carve-out Financial Statements	C	99	33	29

DT Midstream Consolidated Financial Statements	D	$8,342	$7,787	$4,877

Notes:

A.

Represents the total asset balance for the Gas Storage and Pipelines segment in DTE Energy’s Annual Report on Form 10-K for the year ended December 31, 2020, Note 23 to the audited consolidated financial statements, “Segment and Related Information,” as of December 31, 2020, 2019 and 2018.

B.

Represents short-term borrowings due to DTE Energy that were reclassified to liabilities for DT Midstream standalone presentation. The segment presentation in DTE Energy’s Annual Report on Form 10-K presents all intercompany notes receivable and borrowings on a net basis in assets, which are eliminated in consolidation.

C.

Represents carve-out financial statement adjustments necessary to present DT Midstream on a standalone basis. Carve-out adjustments are comprised of the following: Goodwill of $24 million related to DT Midstream entities recorded at DTE Energy for all periods presented; DT Midstream parent company notes and accounts receivable due from DTE Energy, not included in DTE Energy’s Gas Storage and Pipeline segment, of $73 million, $8 million and $7 million at December 31, 2020, 2019, and 2018, respectively; and employee benefits and other adjustments of $2 million, $1 million and ($2 million) at December 31, 2020, 2019 and 2018, respectively.

D.	Represents the total asset balance in DT Midstream’s Consolidated Financial Statements as of December 31, 2020, 2019 and 2018.

Capital Investments

Our businesses require capital investments for expansion of our existing assets, ongoing maintenance, and the development of new assets. Our maintenance capital investments for 2021 are estimated at $40 million to $45 million. Maintenance capital investments are defined as capital expenditures used to maintain or preserve assets or fulfill contractual obligations that do not generate incremental earnings. We anticipate capital investments, expenditures for our businesses and contributions to equity method investees in 2021 of approximately $250 million to $275 million.

Environmental Matters

We are subject to extensive U.S. federal, state, and local environmental regulations. Additional costs may result as the effects of various substances on the environment are studied and governmental regulations are developed and implemented. Actual costs to comply with such regulation could vary substantially. Pending or future legislation or regulation could have a material impact on our operations and financial position. Impacts include expenditures for environmental equipment beyond what is currently planned, such as pollution control equipment, financing costs related to additional capital expenditures and the replacement of aging pipelines and other facilities.

For more information on environmental matters, see the section entitled “Business—Regulatory Environment—Environmental and Occupational Health and Safety Regulations” beginning on page 116 of this Information Statement. Also see Note 13, “Commitments and Contingencies” to the Consolidated Financial Statements beginning on page F-32 of this Information Statement.

COVID-19 Pandemic

During the first quarter of 2020, the COVID-19 pandemic began impacting the states in which we operate. We are actively monitoring the impact of the COVID-19 pandemic on supply chains, markets, counterparties and customers and any related impacts on operating costs, customer demand and recoverability of assets that could materially impact our financial results. To date, impacts from the COVID-19 pandemic have not had a material effect on our financial results.

Outlook

Our principal business objective is to safely and reliably operate and develop natural gas assets across our premier footprint. Our proven leadership and highly engaged employees have an excellent track record. Prospectively, we intend to continue this track record as an independent publicly traded company by executing on our natural gas-centric business strategy focused on disciplined capital deployment and supported by a flexible, well capitalized balance sheet. Additionally, we intend to employ carbon-reducing technologies as part of our goal of being leading environmental stewards in the midstream industry and have committed to a net zero carbon emissions goal by 2050. More specifically, our strategy is premised on the following principles:

•	disciplined capital deployment in assets supported by strong fundamentals;

•	capitalize on asset integration and utilization opportunities;

•	pursue economically attractive opportunities;

•	grow cash flows supported by long-term firm revenue contracts; and

•	provide exceptional service to our customers.

RESULTS OF OPERATIONS

The following sections provide a detailed discussion of the operating performance and future outlook of our segments. Segment information, described below, includes intercompany revenues and expenses, as well as other income and deductions that are eliminated in the Consolidated Financial Statements.

	Three Months Ended March 31,		Years Ended December 31,
	2021	2020	2020	2019	2018

	(in millions)
Net Income Attributable to DT Midstream by Segment
Pipeline and Other	$42	$35	$155	$116	$139
Gathering	36	36	157	88	92

Net income attributable to DT Midstream	$78	$71	$312	$204	$231

	Three Months Ended March 31,		Years Ended December 31,
	2021	2020	2020	2019	2018

	(in millions)
Adjusted EBITDA(1) by Segment
Pipeline and Other	$100	$81	$348	$284	$268
Gathering	93	90	362	209	186

Total Adjusted EBITDA	$193	$171	$710	$493	$454

(1)

Adjusted EBITDA is a non-GAAP financial measure. See the section entitled “—Non-GAAP Financial Information” beginning on page 135 of this Information Statement for its definition. See the sections entitled “Selected Historical Financial Data—Non-GAAP Financial Information,” “—Pipeline and Other,” and “—Gathering” beginning on pages 87, 130 and 133, respectively, of this Information Statement for reconciliations to the most comparable GAAP measure.

Pipeline and Other

The Pipeline and Other segment consists of our interstate pipelines, intrastate pipelines, storage systems, lateral pipelines and related treatment plants and compression and surface facilities. This segment also includes our equity method investments.

Pipeline and Other results, including a reconciliation of Net income attributable to DT Midstream to Adjusted EBITDA (a non-GAAP measure), are discussed below:

	Three Months Ended March 31,		Years Ended December 31,
	2021	2020	2020	2019	2018

	(in millions)
Operating revenues	$75	$56	$266	$234	$237
Operation and maintenance	19	13	53	64	63
Depreciation and amortization	16	11	52	46	41
Taxes other than income	4	2	7	6	6
Asset (gains) losses and impairments, net	—	—	—	1	—

Operating income	36	30	154	117	127
Earnings from equity method investees	32	30	108	98	125
Interest expense	11	11	43	56	49
Interest income	(1)	(1)	(4)	(11)	(9)
Other (income) and expense	(2)	(1)	(2)	—	7
Income tax expense	15	13	58	38	38

Net income	45	38	167	132	167
Less: Net income attributable to noncontrolling interests	3	3	12	16	28

Net income attributable to DT Midstream	$42	$35	$155	$116	$139

Three Months Ended March 31, 2021 Compared to Three Months Ended March 31, 2020

Operating revenues in the first quarter of 2021 increased $19 million compared to the same period in 2020. The increase was primarily due to LEAP Gathering Lateral Pipeline going into service in the third quarter of 2020.

Operation and maintenance expense in the first quarter of 2021 increased $6 million compared to the same period in 2020. The increase was primarily due to 2021 Spin-Off related transaction costs.

Depreciation and amortization expense in the first quarter of 2021 increased $5 million compared to the same period in 2020. The increase was primarily due to LEAP Gathering Lateral Pipeline going into service in the third quarter of 2020.

Year Ended December 31, 2020, Compared to Year Ended December 31, 2019, Compared to Year Ended December 31, 2018

Operating revenues increased $32 million in 2020 and decreased $3 million in 2019. The increase in 2020 was primarily due to the LEAP Gathering Lateral Pipeline partial year of operations and higher storage and Stonewall Gas Gathering Lateral Pipeline revenues, partially offset by lower services provided to our equity method investees and lower Bluestone volumes. The decrease in 2019 was primarily due to lower storage revenues and lower pipeline volumes, partially offset by the first full year of Birdsboro Pipeline operations.

Operation and maintenance expense decreased $10 million in 2020 and increased $1 million in 2019. The decrease in 2020 was primarily due to lower reserve for uncollectible accounts and cost savings initiatives. The increase in 2019 was primarily due to higher storage related expenses, higher reserve for uncollectible accounts and higher labor and outside services expenses, partially offset by lower compression expenses and cost savings initiatives.

Depreciation and amortization expense increased $6 million in 2020 and $5 million in 2019. The increase in 2020 was primarily due to the LEAP Gathering Lateral Pipeline being placed in service, partially offset by increased useful lives of certain storage assets. The increase in 2019 was primarily due to the first full year of Birdsboro Pipeline depreciation and additional assets placed into service during the year.

Earnings from equity method investees increased $10 million in 2020 and decreased $27 million in 2019. The increase in 2020 was primarily due to higher NEXUS Gas Transmission Pipeline earnings, including the first full year of operations of Generation Pipeline. The decrease in 2019 was primarily due to lower AFUDC earnings attributable to NEXUS Gas Transmission Pipeline in 2018, partially offset by higher operating earnings from NEXUS Gas Transmission Pipeline, Millennium Pipeline and Vector Pipeline.

Interest expense decreased $13 million in 2020 and increased $7 million in 2019. The decrease in 2020 was primarily due to lower interest expense related to NEXUS Gas Transmission Pipeline, partially offset by higher interest for LEAP Gathering Lateral Pipeline. The increase in 2019 was primarily due to higher interest expense related to the May 2019 purchase of an additional 30% ownership interest in Stonewall Gas Gathering Lateral Pipeline and higher interest expense at Bluestone.

Other (income) and expense increased $7 million in 2019. The increase in 2019 was primarily due to a contribution to the DTE Energy Foundation in 2018.

Income tax expense increased $20 million in 2020 compared to 2019. The increase in 2020 was primarily due to an increase in Income before income taxes.

Net income attributable to noncontrolling interests decreased $4 million in 2020 and $12 million in 2019. The decrease in both periods was primarily due to the May 2019 purchase of an additional 30% ownership interest in Stonewall Gas Gathering Lateral Pipeline.

Outlook

We believe our long-term agreements with customers and the location and connectivity of our pipeline assets soundly position the business for future growth. We will continue to pursue economically attractive expansion opportunities that leverage our current asset footprint and strategic relationships.

Reconciliation of Net Income Attributable to DT Midstream to Adjusted EBITDA

	Three Months Ended March 31,		Years Ended December 31,
	2021	2020	2020	2019	2018

	(in millions)
Net income attributable to DT Midstream	$42	$35	$155	$116	$139
Plus: Interest expense	11	11	43	56	49
Plus: Income tax expense	15	13	58	38	38
Plus: Depreciation and amortization	16	11	52	46	41
Plus: EBTDA from equity method investees(1)	45	43	154	144	146
Plus: Adjustments for non-routine items	5	—	2	—	—
Less: Interest income	(1)	(1)	(4)	(11)	(9)
Less: Earnings from equity method investees	(32)	(30)	(108)	(98)	(125)
Less: Depreciation and amortization attributable to noncontrolling interests	(1)	(1)	(4)	(7)	(11)

Adjusted EBITDA(2)	$100	$81	$348	$284	$268

(1)

Includes our share of our equity method investees’ earnings before taxes, depreciation and amortization, which we refer to as “EBTDA.” A reconciliation of our Earnings from equity method investees to EBTDA from equity method investees follows:

	Three Months Ended March 31,		Years Ended December 31,
	2021	2020	2020	2019	2018

	(in millions)
Earnings from equity method investees	$32	$30	$108	$98	$125
Plus: Depreciation and amortization from equity method investees	13	13	46	46	21

EBTDA from equity method investees	$45	$43	$154	$144	$146

(2)	Adjusted EBITDA is a non-GAAP financial measure. See the section entitled “—Non-GAAP Financial Information” beginning on page 135 of this Information Statement for its definition.

Other than the change in Adjustments for non-routine items described below, the variances in reconciling items between Net Income Attributable to DT Midstream and Adjusted EBITDA for the periods presented are discussed in the section entitled “—Pipeline and Other” on page 130 of this Information Statement.

Adjustments for non-routine items increased $5 million in the first quarter of 2021 compared to the same period in 2020. The increase was due to 2021 Spin-Off related transaction costs.

Gathering

The Gathering segment consists of our gathering systems and related treatment plants and compression and surface facilities.

Gathering results, including a reconciliation of Net income attributable to DT Midstream to Adjusted EBITDA (a non-GAAP measure), are discussed below:

	Three Months Ended March 31,		Years Ended December 31,
	2021	2020	2020	2019	2018

	(in millions)
Operating revenues	$122	$113	$489	$273	$251
Operation and maintenance	31	20	123	80	62
Depreciation and amortization	25	25	100	47	40
Taxes other than income	3	2	8	2	3
Asset (gains) losses and impairments, net	(1)	—	(2)	—	—

Operating income	64	66	260	144	146
Interest expense	15	16	70	22	20
Interest income	(2)	—	(5)	—	—
Other (income) and expense	1	1	(20)	—	—
Income tax expense	14	13	58	34	34

Net income attributable to DT Midstream	$36	$36	$157	$88	$92

Three Months Ended March 31, 2021 Compared to Three Months Ended March 31, 2020

Operating revenues in the first quarter of 2021 increased $9 million compared to the same period in 2020. The increase was primarily due to the Blue Union Gathering System assets going into service in the third quarter of 2020.

Operation and maintenance expense in the first quarter of 2021 increased $11 million compared to the same period in 2020. The increase was primarily due to Blue Union Gathering System operations and 2021 Spin-Off related transaction costs.

Year Ended December 31, 2020, Compared to Year Ended December 31, 2019, Compared to Year Ended December 31, 2018

Operating revenues increased $216 million in 2020 and $22 million in 2019. The increase in 2020 was primarily due to the first full year of Blue Union Gathering System operations. The increase in 2019 was primarily due to one month of Blue Union Gathering System operations and higher volumes on Appalachia Gathering System, partially offset by lower volumes on Susquehanna Gathering System.

Operation and maintenance expense increased $43 million in 2020 and $18 million in 2019. The 2020 increase was primarily due to the first full year of Blue Union Gathering System operations, partially offset by no direct acquisition costs in 2020, cost savings initiatives and lower physical purchases of gas from Appalachia Gathering system customers. The increase in 2019 was primarily due to direct acquisition costs and one month of operations for Blue Union Gathering System and higher labor related expenses, partially offset by cost savings initiatives and lower physical purchases of gas from Appalachia Gathering system customers.

Depreciation and amortization expense increased $53 million in 2020 and $7 million in 2019. The 2020 increase was primarily due to the first full year of Blue Union Gathering System operations. The increase in 2019 was primarily due to the acquisition of Blue Union Gathering System and additional gathering assets placed into service on Appalachia Gathering System.

Taxes other than income expense increased $6 million in 2020 and decreased $1 million in 2019. The 2020 increase was primarily due to the first full year of Blue Union Gathering System operations.

Interest expense increased $48 million in 2020. The 2020 increase was primarily due to the first full year of financing the Blue Union Gathering System.

Other (income) and expense increased $20 million in 2020. The 2020 increase related to a post-acquisition settlement.

Income tax expense increased $24 million in 2020 compared to 2019. The increase in 2020 was primarily due to an increase in Income before income taxes.

Outlook

We believe our long-term agreements with producers and the quality of the natural gas reserves in the Marcellus/Utica and Haynesville shale regions soundly position the business for future growth. We will continue to pursue economically attractive expansion opportunities that leverage our current asset footprint and strategic relationships.

Reconciliation of Net Income Attributable to DT Midstream to Adjusted EBITDA

	Three Months Ended March 31,		Years Ended December 31,
	2021	2020	2020	2019	2018

	(in millions)
Net income attributable to DT Midstream	$36	$36	$157	$88	$92
Plus: Interest expense	15	16	70	22	20
Plus: Income tax expense	14	13	58	34	34
Plus: Depreciation and amortization	25	25	100	47	40
Plus: Adjustments for non-routine items	5	—	(18)	18	—
Less: Interest income	(2)	—	(5)	—	—
Less: Depreciation and amortization attributable to noncontrolling interests	—	—	—	—	—

Adjusted EBITDA(1)	$93	$90	$362	$209	$186

(1)	Adjusted EBITDA is a non-GAAP financial measure. See the section entitled “—Non-GAAP Financial Information” beginning on page 135 of this Information Statement for its definition.

Other than the change in Adjustments for non-routine items described below, the variances in other reconciling items between Net Income Attributable to DT Midstream and Adjusted EBITDA for the periods presented are discussed in the section entitled “—Gathering” on page 133 of this Information Statement.

Adjustments for non-routine items increased $5 million in the first quarter of 2021 compared to the same period in 2020. The increase was due to 2021 Spin-Off related transaction costs. Adjustments for non-routine items decreased $36 million in 2020 compared to 2019. The decrease was due to $18 million of transaction costs related to the acquisition of Blue Union Gathering System and LEAP Gathering Lateral Pipeline in 2019 and $20 million of proceeds from a post-acquisition settlement in 2020, partially offset by 2020 Spin-Off related transaction costs.

Non-GAAP Financial Information

Management’s Discussion and Analysis of Financial Condition and Results of Operations includes financial information prepared in accordance with GAAP, as well as the non-GAAP financial measure, Adjusted EBITDA, which we use as a measure of our operational performance. Generally, a non-GAAP financial measure is a numerical measure of financial performance, financial position or cash flows that excludes (or includes) amounts that are included in (or excluded from) the most directly comparable measure calculated and presented in accordance with GAAP.

Adjusted EBITDA is defined as GAAP net income attributable to DT Midstream before expenses for interest, taxes, depreciation and amortization, further adjusted to include our proportional share of net income from our equity method investees (excluding taxes, depreciation and amortization), and to exclude certain items we consider non-routine. We believe Adjusted EBITDA is useful to us and external users of our financial statements in understanding our operating results and the ongoing performance of our underlying business because it allows our management and investors to have a better understanding of our actual operating performance unaffected by the impact of interest, taxes, depreciation, amortization and non-routine charges noted in the reconciliations below. We believe the presentation of Adjusted EBITDA is meaningful to investors because it is frequently used by analysts, investors and other interested parties in our industry to evaluate a company’s operating performance without regard to items excluded from the calculation of such measure, which can vary substantially from company to company depending on accounting methods, book value of assets, capital structure and the method by which assets were acquired, among other factors. We use Adjusted EBITDA to assess our performance by reportable segment and as a basis for strategic planning and forecasting.

Adjusted EBITDA is not a measure calculated in accordance with GAAP and should be viewed as a supplement to and not a substitute for the results of operations presented in accordance with GAAP. There are significant limitations to using Adjusted EBITDA as a measure of performance, including the inability to analyze the effect of certain recurring and non-recurring items that materially affect our net income or loss. Additionally, because Adjusted EBITDA excludes some, but not all, items that affect net income and is defined differently by different companies in our industry, Adjusted EBITDA does not intend to represent net income attributable to DT Midstream, the most comparable GAAP measure, as an indicator of operating performance and is not necessarily comparable to similarly titled measures reported by other companies.

CAPITAL RESOURCES AND LIQUIDITY

Cash Requirements

Our principal liquidity requirements are to finance our operations, fund capital expenditures, satisfy our indebtedness obligations, and pay dividends, as deemed appropriate. We believe we will have sufficient internal and external capital resources to fund anticipated capital and operating requirements. We expect that cash from operations in 2021 will be approximately $620 million to $680 million. We anticipate capital investments, expenditures for our businesses and contributions to equity method investees in 2021 of approximately $250 million to $275 million. Capital spending for growth of existing or new businesses will depend on the existence of opportunities that meet strict risk-return and value creation criteria.

	Three Months Ended March 31,		Years Ended December 31,
	2021	2020	2020	2019	2018

			(in millions)
Cash at Beginning of Period	$42	$46	$46	$26	$38

Net cash from operating activities	163	133	597	390	359
Net cash used for investing activities	(17)	(152)	(714)	(2,561)	(720)
Net cash from financing activities	(159)	159	113	2,191	349

Net increase (decrease) in cash	(13)	140	(4)	20	(12)

Cash at End of Period	$29	$186	$42	$46	$26

Cash From Operating Activities

The cash flows from our operations can be impacted in the short term by the volumes gathered or transported through our systems, changing commodity prices, seasonality, weather fluctuations, dividends from equity method investees and the financial condition of our customers. Our preference to enter into firm service contracts with firm reservation fees helps minimize our long-term exposure to commodity prices and its impact on the financial condition of our customers, and provides us more stable operating performance and cash flows.

Net cash from operations in the first quarter of 2021 increased $30 million from the same period in 2020, which was primarily due to an increase in net income; non-cash items, primarily depreciation and amortization expense and deferred income taxes; and a change in working capital items. The change in working capital items in the first quarter of 2021 compared to the same period in 2020 primarily related to accounts receivable, related party accounts payable and other current and noncurrent assets and liabilities.

Net cash from operations increased $207 million in 2020 compared to 2019. The increase is primarily due to an increase in net income; non-cash items, primarily depreciation and amortization expense and deferred income taxes; and a change in working capital items. The increase was partially offset by an increase in earnings from equity method investees and a decrease in dividends from equity method investees. The change in working capital items in 2020 compared to 2019 primarily related to other current and noncurrent assets and liabilities.

Net cash from operations increased $31 million in 2019 compared to 2018. The increase is primarily due to an increase in dividends from equity method investees, a decrease in earnings from equity method investees and an increase in depreciation and amortization expense, partially offset by a change in working capital items. The change in working capital items in 2019 compared to 2018 primarily related to a decrease in cash received from accounts receivable and other current and noncurrent assets and liabilities.

Cash Used For Investing Activities

Cash inflows associated with investing activities are primarily generated from the sale of assets, while cash outflows are the result of plant and equipment expenditures, acquisitions, and contributions to equity method investees.

Capital spending within our company is primarily for ongoing maintenance, expansion, and if identified, attractive opportunities. We look to make growth investments that meet strict criteria in terms of strategy, management skills, risks and returns. All new investments are analyzed for their rates of return and cash payback on a risk adjusted basis. We have been disciplined in how we deploy capital and will not make investments unless they meet the criteria. In any given year, the amount of growth capital will be determined by our underlying cash flows.

Net cash used for investing activities in the first quarter of 2021 decreased $135 million from the same period in 2020, which was primarily due to a decrease in cash used for plant and equipment expenditures and a reduction in contributions to equity method investees.

Net cash used for investing activities decreased $1.8 billion in 2020 compared to 2019 due primarily to a decrease in acquisitions, net of cash acquired, which was driven by our acquisition of Blue Union Gathering System and LEAP Gathering Lateral Pipeline midstream natural gas assets in 2019. The decrease was also driven by a reduction in contributions to equity method investees. The decrease was partially offset by an increase in plant and equipment expenditures and an increase in notes receivable due from DTE Energy.

Net cash used for investing activities increased $1.8 billion in 2019 compared to 2018 due primarily to our acquisition of Blue Union Gathering System and LEAP Gathering Lateral Pipeline midstream natural gas assets, partially offset by a reduction in contributions to equity method investees.

Cash From Financing Activities

We have historically relied on short-term borrowings and contributions from DTE Energy as a source of funding for capital requirements not satisfied by our operations.

Net cash from financing activities in the first quarter of 2021 decreased $318 million from the same period in 2020, which was primarily due to lower cash from short-term borrowings due to DTE Energy.

Net cash from financing activities decreased $2.1 billion in 2020 compared to 2019. The decrease was primarily due to reduced contributions from DTE Energy, lower cash from short-term borrowings due to DTE Energy and the acquisition related deferred payment. The decrease was partially offset by the purchase of noncontrolling interests in 2019.

Net cash from financing activities increased $1.8 billion in 2019 compared to 2018. The increase was primarily due to an increase in short-term borrowings due to DTE Energy and contributions from DTE Energy used to finance the acquisition of Blue Union Gathering System and LEAP Gathering Lateral Pipeline, partially offset by purchases of noncontrolling interests, principally related to Stonewall Gas Gathering Lateral Pipeline. See details disclosed in the section titled “Principles of Consolidation” of Note 1, “The Proposed Separation, Description of the Business, and Basis of Presentation,” and Note 4, “Acquisitions,” to the Consolidated Financial Statements beginning on pages F-12 and F-20, respectively, of this Information Statement.

Outlook

We expect to continue executing on our natural gas-centric business strategy focused on disciplined capital deployment and supported by a flexible, well capitalized balance sheet. Other than the impact of the Spin-Off on our debt and equity capitalization, described further below, we are not aware of any trends or other demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in our liquidity increasing or decreasing in any material way.

Our working capital requirements will be primarily driven by changes in accounts receivable and accounts payable. We continue our efforts to identify opportunities to improve cash flows through working capital initiatives and obtaining additional long-term firm commitments from customers.

Historically, our sources of liquidity have included cash generated from operations and intercompany loans obtained through DTE Energy’s corporate-wide cash management practices. As of March 31, 2021, we have a short-term borrowing of approximately $3 billion due to DTE Energy. See Note 1 to the Consolidated Financial Statements beginning on page F-44 of this Information Statement, “The Proposed Separation, Description of the Business, and Basis of Presentation.” We expect to repay the intercompany loan using internally generated funds, repayment of the intercompany notes receivable and the issuance of long-term debt as described below.

In connection with the Spin-Off, we expect to incur indebtedness in the aggregate principal amount of approximately $3.10 billion in the form of senior notes and a term loan, the net proceeds of which will be distributed to DTE Energy prior to the consummation of the Spin-Off. We also expect to enter into a $750 million revolving credit facility for working capital and other cash flow needs. The terms of such indebtedness are subject to change and will be finalized prior to the consummation of the Spin-Off. See the section entitled “Description of Our Indebtedness” beginning on page 178 of this Information Statement for more detail.

We believe we will have sufficient operating flexibility, cash resources and funding sources to maintain adequate amounts of liquidity and to meet future operating cash, capital expenditure and debt servicing needs. DT Midstream will continue to have access to funds through DTE Energy’s corporate-wide cash management practices through the Distribution. However, virtually all of our businesses are capital intensive, or require access to capital, and the inability to access adequate capital could adversely impact earnings and cash flows.

See Notes 9, 13 and 16 to the Consolidated Financial Statements beginning on pages F-26, F-32 and F-37, respectively, of this Information Statement, “Income Taxes,” “Commitments and Contingencies” and “Related Party Transactions,” respectively.

CONTRACTUAL OBLIGATIONS

The following table details our contractual obligations for debt, leases and other purchase obligations as of December 31, 2020:

	Years Ended December 31,
	Total	2021	2022-2023	2024-2025	2026 and Thereafter

	(in millions)
Short-term borrowings due to DTE Energy	$3,175	$3,175	$—	$—	$—
Operating leases	48	19	24	3	2
Other purchase obligations	9	2	6	1	—

Total obligations	$3,232	$3,196	$30	$4	$2

OFF-BALANCE SHEET ARRANGEMENTS

We are party to off-balance sheet arrangements. See the section entitled “Principles of Consolidation” in Note 1, “The Proposed Separation, Description of the Business, and Basis of Presentation” to the Consolidated Financial Statements beginning on pages F-11 and F-44, respectively, of this Information Statement for further discussion of the nature, purpose and other details of such agreements.

INDEMNIFICATION OBLIGATIONS

We could have an indemnification obligation to DTE Energy pursuant to the Tax Matters Agreement and the Separation and Distribution Agreement. See Notes 13 and 6, “Commitments and Contingencies,” to the Consolidated Financial Statements beginning on pages F-32 and F-55, respectively, of this Information Statement for a description of our current obligations.

CRITICAL ACCOUNTING POLICIES

The preparation of our Consolidated Financial Statements in conformity with generally accepted accounting principles requires that management applies accounting policies and makes estimates and assumptions that affect results of operations and the amounts of assets and liabilities reported in the Consolidated Financial Statements. Management believes that the areas described below require significant judgment in the application of accounting policy or in making estimates and assumptions in matters that are inherently uncertain and that may change in subsequent periods. Additional discussion of these accounting policies can be found in the Notes to the Consolidated Financial Statements beginning on pages F-9 and F-44, respectively, of this Information Statement.

Revenue Recognition

Revenues generally relate to services related to the transportation, gathering, and storage of natural gas. Revenue is recognized as services are performed. Our contracts are primarily long-term in nature, and revenues, including estimated unbilled amounts, are generally recognized over time based upon services provided or through the passage of time ratably based upon providing a stand-ready service. Unbilled amounts are generally determined using estimated volumes based on preliminary meter data and contracted rates and typically result in minor adjustments in the following reporting period. We have determined that these methods represent a faithful depiction of the transfer of control to the customer. Revenues are typically billed and received monthly. Pricing for such revenues may consist of demand rates, commodity rates, transportation rates, and other associated fees. Consideration may consist of both fixed and variable components and may be subject to minimum volume commitments, which we refer to as “MVCs.” Generally, uncertainties in the variable consideration components are resolved and revenues are known at the time of recognition.

See Notes 5 and 4, “Revenue,” to the Consolidated Financial Statements beginning on pages F-22 and F-52, respectively, of this Information Statement.

Goodwill

We have goodwill resulting from business combinations. We perform an impairment test for goodwill annually or whenever events or circumstances indicate that the value of goodwill may be impaired.

In performing the impairment test, we compare the fair value of the reporting unit to its carrying value including goodwill. If the carrying value including goodwill were to exceed the fair value of a reporting unit, an impairment loss would be recognized. A goodwill impairment loss is measured as the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill.

We estimate each reporting unit’s fair value using standard valuation techniques, including techniques which use estimates of projected future results and cash flows to be generated by the reporting unit. For our reporting units, the fair values were calculated using a weighted combination of the income approach, which estimates fair value based on discounted cash flows, and the market approach, which estimates fair value based on market comparables within the Midstream industry. The income approach includes a terminal value that utilizes an assumed long-term growth rate approach, which incorporates management’s assumptions regarding sustainable long-term growth of the reporting units. The income approach cash flow valuations involve a number of estimates that require broad assumptions and significant judgment by management regarding future performance.

One of the most significant assumptions utilized in determining the fair value of reporting units under the market approach is implied market multiples for certain peer companies. Management selects comparable peers based on each peer’s primary business mix, operations, and market capitalization compared to the applicable reporting unit and calculates implied market multiples based on available projected earnings guidance and peer company market values as of the test date.

We perform an annual impairment test each October. In between annual tests, we monitor our estimates and assumptions regarding estimated future cash flows, including the impact of movements in market indicators in future quarters, and will update the impairment analyses if a triggering event occurs. While we believe the assumptions are reasonable, actual results may differ from projections. To the extent projected results or cash flows are revised downward, the reporting unit may be required to write down all or a portion of its goodwill, which would adversely impact our earnings.

We performed our annual impairment test as of October 1, 2020 and determined that the estimated fair value of each reporting unit exceeded its carrying value, and no impairment existed.

The results of the test and key estimates that were incorporated are as follows as of the October 1, 2020 valuation date:

Reporting Unit	Goodwill	Discount Rate	Valuation Methodology(a)
	(in millions)
Pipeline and Other	$53	6.3%	DCF and market multiples analysis
Gathering	419	7.5%	DCF and market multiples analysis

	$472

(a)

Discounted cash flows (DCF) incorporated 2021-2025 projected cash flows plus a calculated terminal value. For each of the reporting units, we capitalized the terminal year cash flows at the weighted average costs of capital (WACC) less an assumed long-term growth rate of 2%. Management applied equal weighting to the DCF and market multiples analysis to determine the fair value of the respective reporting units.

Business Combinations

The assets acquired and liabilities assumed in a business combination are recorded at their estimated fair values at the date of acquisition. The excess purchase price over the fair value of net assets acquired is recognized as goodwill. The fair value of the assets acquired and liabilities assumed are determined based on significant estimates and assumptions, including projected timing and amount of future cash flows and discount rates reflecting risk inherent in future market prices. In some cases, we engage independent third-party valuation firms to assist in determining the fair values. See Note 4 to the Consolidated Financial Statements, “Acquisitions,” beginning on page F-20 of this Information Statement.

Long-Lived Assets

We evaluate the carrying value of long-lived assets, excluding goodwill, when circumstances indicate that the carrying value of those assets may not be recoverable. Conditions that could have an adverse impact on the cash flows and fair value of the long-lived assets are deteriorating business climate, condition of the asset, or plans to dispose of or abandon the asset before the end of its useful life, which could result from the loss of or reduction in volume from our customers. The review of long-lived assets for impairment requires significant assumptions about operating strategies and estimates of future cash flows, which require assessments of current and projected market conditions and anticipated customer revenues. An impairment evaluation is based on an undiscounted cash flow analysis at the lowest level for which independent cash flows of long-lived assets can be identified from other groups of assets and liabilities. Impairment may occur when the carrying value of the asset exceeds the future undiscounted cash flows. When the undiscounted cash flow analysis indicates a long-lived asset is not recoverable, the amount of the impairment loss is determined by measuring the excess of the long-lived asset over its fair value. An impairment would require us to reduce both the long-lived asset and current period earnings by the amount of the impairment, which would adversely impact our earnings.

Accounting for Tax Obligations

We are required to make judgments regarding the potential tax effects of various financial transactions and results of operations in order to estimate our obligations to taxing authorities. We account for uncertain income tax positions using a benefit recognition model with a two-step approach, a more-likely-than-not recognition criterion, and a measurement attribute that measures the position as the largest amount of tax benefit that is greater than 50% likely of being realized upon ultimate settlement. If the benefit does not meet the more likely than not criteria for being sustained on its technical merits, no benefit will be recorded. Uncertain tax positions that relate only to timing of when an item is included on a tax return are considered to have met the recognition threshold. We also have non-income tax obligations related to property, sales and use, and employment-related taxes, and ongoing appeals related to these tax matters.

Accounting for tax obligations requires judgments, including assessing whether tax benefits are more likely than not to be sustained, and estimating reserves for potential adverse outcomes regarding tax positions that have been taken. We also assess our ability to utilize tax attributes, including those in the form of carry-forwards, for which the benefits have already been reflected in the Consolidated Financial Statements. We believe the resulting tax reserve balances presented in the Consolidated Financial Statements are appropriate. The ultimate outcome of such matters could result in favorable or unfavorable adjustments to the Consolidated Financial Statements, and such adjustments could be material.

See Note 9 to the Consolidated Financial Statements beginning on page F-26 of this Information Statement, “Income Taxes.”

NEW ACCOUNTING PRONOUNCEMENTS

See Note 3, “New Accounting Pronouncements” to the Consolidated Financial Statements beginning on pages F-19 and F-52, respectively, of this Information Statement.

MARKET RISK MANAGEMENT

Market Price Risk

Our business is dependent on the continued availability of natural gas production and reserves in our areas of operation. Low prices for natural gas, including those resulting from regional basis differentials, could adversely affect development of additional reserves and production that is accessible by our pipeline and storage assets. For the fiscal year ended December 31, 2020, approximately 70% of our revenue was generated under firm revenue contracts with an average tenor of 9 years. Firm revenue contracts are typically long-term and can include MVCs and demand charges, which provide for fixed revenue commitments regardless of the volumes of natural gas that flow on the system. For the fiscal year ended December 31, 2020, approximately 18% of our revenue was generated from proved developed and producing reserves connected to our assets, which we refer to as “flowing gas.” Together, revenues generated under firm revenue contracts and flowing gas account for approximately 88% of our revenue. We account for our unconsolidated joint ventures as equity method investments in accordance with GAAP. Accordingly, we do not include our proportionate share of the revenues generated by our unconsolidated joint ventures in our operating revenues. For the fiscal year ended December 31, 2020, approximately 98% of our unconsolidated joint ventures’ combined revenues were generated under firm revenue contracts. Consequently, our existing operations and cash flows have limited direct exposure to commodity price risk. We manage our exposure through the use of short, medium, and long-term storage, gathering, and transportation contracts.

We depend on key customers in the Haynesville shale formation in the Gulf Coast and in the Utica and Marcellus shale formation in the Northeast for a significant portion of our revenues. The loss of, or reduction in volumes from, any of these key customers could result in a decline in demand for our services and materially adversely affect our business, financial condition and results of operations.

Credit Risk

We are exposed to credit risk, which is the risk that we may incur a loss if a counterparty fails to perform under a contract. We manage our exposure to credit risk associated with customers through credit analysis, credit approval, credit limits and monitoring procedures. For certain transactions, we may request letters of credit, cash collateral, prepayments or guarantees as forms of credit support. Our FERC tariffs require tariff customers that do not meet specified credit standards to provide three months of credit support; however, we are exposed to credit risk beyond this three-month period when our tariffs do not require our customers to provide additional credit support. For some of our more recent long-term contracts associated with system expansions, we have entered into negotiated credit agreements that provide for enhanced forms of credit support if certain credit standards are not met. We have experienced only minimal credit losses in connection with our receivables. We engage in business with customers that are non-investment grade, including three of our key customers, Indigo Natural Resources, LLC and/or its affiliates, Southwestern Energy Company and/or its affiliates and Antero Resources Corporation and/or its affiliates. These customers are otherwise considered creditworthy or are required to make prepayments or provide security to satisfy credit concerns.

Bankruptcies

We regularly monitor for bankruptcy proceedings that may impact our counterparties. See Note 13, “Commitments and Contingencies,” to the Consolidated Financial Statements beginning on page F-32 of this Information Statement.

MANAGEMENT

Executive Officers Following the Spin-Off

The following table and accompanying narrative presents information, as of May 7, 2021, regarding the individuals who are expected to serve as executive officers of DT Midstream following the completion of the Spin-Off, including a five-year employment history. Some of DT Midstream’s executive officers are currently executive officers and employees of DTE Energy, but will cease to hold such positions upon the consummation of the Spin-Off.

Name	Age	Position with DT Midstream
Robert Skaggs, Jr.	67	Executive Chairman
David Slater	55	President and Chief Executive Officer
Wendy Ellis	56	General Counsel and Corporate Secretary
Jeffrey Jewell	53	Chief Financial Officer
Richard Redmond	64	Chief Administrative Officer
Christopher Zona	49	Chief Operating Officer

Robert Skaggs, Jr. Mr. Skaggs has over 35 years of experience in the energy industry, including leading companies in the midstream, pipeline and regulated utility sectors. Mr. Skaggs also currently serves as an independent director on the board of DTE Energy, where he has been a director since 2017, and is a member of its nuclear oversight, organization and compensation and finance committees. In addition, Mr. Skaggs currently serves on the board of Team, Inc., a global provider of specialized industrial services, where he has served as a director since 2019. He previously served as a director for Cloud Peak Energy, Inc., a coal mining company, from 2015 to 2019. He also is past chairman of the American Gas Association’s board of directors and has served in leadership roles for a variety of charitable, community and civic efforts.

Prior to joining DTE Energy’s board, Mr. Skaggs served as president and chief executive officer of NiSource, Inc., a Fortune 500 energy holding company engaged in natural gas and electric utilities and the gas storage and pipeline business, from 2005 to 2015 and executed its successful separation of Columbia Pipeline Group, Inc. in mid-2015. Earlier in 2015, Mr. Skaggs executed the successful initial public offering of Columbia Pipeline Partners LP, a master limited partnership formed by NiSource, Inc. to own, operate and develop a portfolio of pipelines, storage and related midstream assets. Mr. Skaggs then served as chairman and chief executive of Columbia Pipeline Group, Inc., a natural gas pipeline and underground storage system company, and Columbia Pipeline Partners LP from 2015 to 2016.

Mr. Skaggs joined the law department of Columbia Gas Transmission in 1981 and served in various management roles until 1996, when he became president of Columbia Gas of Ohio and Columbia Gas of Kentucky. Effective with the 2000 merger of NiSource, Inc. and Columbia Energy Group, Mr. Skaggs became the president of Bay State Gas and Northern Utilities. In December 2001, his role was expanded to include the duties of president and chief executive officer of the Columbia companies in Pennsylvania, Virginia and Maryland. Mr. Skaggs was promoted to executive vice president, regulated revenue of NiSource, Inc. in 2003.

Mr. Skaggs earned a Bachelor of Arts degree in economics from Davidson College, a Juris Doctorate from West Virginia University and a Master’s degree in Business Administration from Tulane University.

David Slater. Mr. Slater has over 30 years of experience in the energy industry, where he has worked in both commercial business development and operational roles. Currently, Mr. Slater is president and chief operating officer of DTE Midstream and has been a member of DTE Energy’s executive leadership team since 2015. Mr. Slater joined DTE Energy in 2011 as senior vice president of the Gas Storage & Pipelines division of DTE Energy, which we refer to as “GS&P,” before being promoted to executive vice president of DTE Midstream/GS&P in 2014.

Prior to joining DTE Energy, Mr. Slater held various senior management positions at Goldman Sachs, Nexen Marketing USA Inc., a top 10 North American energy merchant, Engage Energy US, L.P., an energy merchant, and Union Gas Ltd., a gas utility in Ontario.

Mr. Slater serves on the boards of the Millennium Pipeline, the Vector Pipeline and the NEXUS Gas Transmission Pipeline and is the elected chairman of the Interstate Natural Gas Association of America.

Mr. Slater earned a Master’s degree in Business Administration and an honors degree in business commerce from the University of Windsor.

Wendy Ellis. Ms. Ellis has over 25 years of experience in the energy industry, where she served in various legal and general counsel capacities. In 2020, Ms. Ellis was appointed executive director and general counsel for the Midstream Business, and, since 2019, she has served as executive director and general counsel for DTE Energy’s power and industrial businesses. Ms. Ellis also served as executive director and general counsel for DTE Electric Company, a wholly owned subsidiary of DTE Energy, from 2016 to 2019. From 2009 to 2016, Ms. Ellis was director and general counsel of DTE Gas Company, a wholly owned subsidiary of DTE Energy, and the Midstream Business with responsibility for all legal matters relating to commercial contracts and transactions at DTE Energy. Since joining DTE Energy in 1994, at various times, she has also had responsibility for the company’s litigation, employment and labor law as an expert attorney, legal director and associate general counsel.

Prior to joining DTE Energy, Ms. Ellis practiced at the Detroit law firm of Clark, Klein and Beaumont, P.L.C. (now Clark Hill PLC).

Ms. Ellis is a member of the board of trustees of Crossroads of Michigan, a social service outreach agency located in Detroit.

Ms. Ellis received a Bachelor of Arts degree in business management from Olivet College and a Juris Doctor degree from Northwestern University School of Law.

Jeffrey Jewell. Mr. Jewell has over 25 years of experience in the energy industry, where he has worked in financial, accounting and risk management roles. Currently, Mr. Jewell is vice president, treasurer and chief risk officer for DTE Energy, a role that he has held since 2019. He served as vice president and controller from 2013 to 2019, and as chief accounting officer from 2017 to 2019, for DTE Energy. Mr. Jewell also served as controller for Detroit Edison (now DTE Electric Company, a wholly owned subsidiary of DTE Energy) from 2010 to 2013.

Prior to joining DTE Energy, Mr. Jewell held various financial and risk management leadership positions with Ernst & Young U.S. LLP, Koch Industries, Inc. and Duke Energy Corporation. Mr. Jewell is also a retired Captain of the United States Army Reserves.

Mr. Jewell is a board member of the Michigan Crohn’s and Colitis Foundation, member of the Southeast Michigan Light the Night/Leukemia Lymphoma Society Executive Leadership Committee and is on the advisory board of the University of Michigan-Dearborn College of Business.

Mr. Jewell earned a Bachelor of Business Administration degree in accounting and a Bachelor of Science degree in agricultural economics from Texas A&M University and a Master of Finance degree from the University of Michigan-Dearborn.

Richard Redmond. Mr. Redmond has over 40 years of experience in the energy industry, where he has worked in natural gas exploration, production, gathering and processing. Since 2014, Mr. Redmond has led DTE Midstream’s gathering and processing segment, a part of DTE Energy’s natural gas midstream business serving customers in the Midwestern U.S., Eastern Canada, Northeastern U.S. and Gulf Coast regions. In this role, he is responsible for managing non-utility midstream operations including natural gas gathering, compression and processing operations.

Mr. Redmond joined DTE Energy (formerly Michigan Consolidated Gas Company) in 1999, serving as president of DTE Gas & Oil and DTE Gas Resources, each a division of DTE Energy. In 2007, Mr. Redmond left DTE Energy to assume the role of president of Atlas Gas & Oil, in connection with DTE Energy’s sale of its Michigan unconventional gas assets in 2007. He returned to DTE Energy in 2009 as director of Greater Michigan Operations and was responsible for distribution operations.

Prior to joining DTE Energy in 1999, Mr. Redmond also worked for Amoco Production in various engineering positions throughout the world and for CMS Oil & Gas as vice president of operations, responsible for worldwide operations and business development.

Mr. Redmond is a member of the Oil and Gas Advisory Committee of the Michigan Department of Environment, Great Lakes and Energy. He has served on the board of directors of the Northwestern Michigan College Foundation, the Conservation Resource Alliance and the Marcellus Shale Coalition and has also served as chairman of the Michigan Oil and Gas Association.

Mr. Redmond earned a Bachelor of Science degree in petroleum engineering from Marietta College and completed numerous Master’s level business administration courses at the University of Michigan.

Christopher Zona. Mr. Zona has over 28 years of experience in the energy industry, where he has worked in operational, engineering, construction and business development roles. Since 2019, Mr. Zona has served as the executive vice president of the Midstream Business. Mr. Zona has played key roles in the acquisition of the Appalachia Gathering System’s and Stonewall Gas Gathering Lateral Pipeline’s assets, bringing the NEXUS Gas Pipeline into service, development and execution of the Bluestone Lateral Gathering Pipeline and Susquehanna Gathering System businesses, expansion of the Washington 10 Storage Complex and completing DTE Midstream’s first solo FERC project with the Birdsboro Pipeline.

Since joining DTE Energy in 2006, Mr. Zona has held positions of increasing responsibility, scope and breadth in the business development and project development of the Midstream Business. He started as manager of business development from 2006 to 2008 and was subsequently promoted to director of business development from 2008 to 2014. Mr. Zona was then promoted to vice president, planning, engineering and business development in 2014, and then to senior vice president, project development in 2016.

Prior to joining DTE Energy, Mr. Zona held various engineering, planning, construction and operations management positions for ANR Pipeline Company and SEMCO Energy Gas Company relating to gathering, transmission and storage operations.

Mr. Zona earned a Bachelor of Science degree in chemical engineering from the University of Detroit.

Board of Directors Following the Spin-Off

The following table and accompanying narrative presents information, as of May 7, 2021, regarding the individuals who are expected to serve on our Board of Directors, which we refer to as the “Board,” following the completion of the Spin-Off and until their respective successors are duly elected and qualified, including a five-year employment history and any directorships held by our directors in public companies.

Name	Age	Position with DT Midstream
Robert Skaggs, Jr.	67	Director and Executive Chairman
David Slater	55	Director, President and Chief Executive Officer
Stephen Baker	57	Director
Wright Lassiter III	58	Director
Elaine Pickle	56	Director
Peter Tumminello	58	Director
Dwayne Wilson	63	Director

Robert Skaggs, Jr. Mr. Skaggs is expected to serve as a director of our company following the Spin-Off. For Mr. Skaggs’ biography, see “—Executive Officers Following the Spin-Off” beginning on page 143 of this Information Statement. We believe that Mr. Skaggs’ business, operational and management expertise, including his specific experience serving as chairman and chief executive officer of a large, publicly traded energy holding company, separation experience and his experience serving on public company boards of directors, provide him with the necessary experience, qualifications and skills to serve as a director and Executive Chairman of DT Midstream.

David Slater. Mr. Slater is expected to serve as a director of our company following the Spin-Off. For Mr. Slater’s biography, see “—Executive Officers Following the Spin-Off” beginning on page 143 of this Information Statement. We believe that Mr. Slater’s business, operational and management expertise, including his specific experience serving as president and chief operating officer of DTE Energy’s Midstream Business and his experience serving on the boards of directors of the Millennium Pipeline, the Vector Pipeline and the NEXUS Gas Transmission Pipeline, provide him with the necessary experience, qualifications and skills to serve as a director, President and Chief Executive Officer of DT Midstream.

Stephen Baker. Mr. Baker is the owner and president and chief executive officer of Rondeau Energy Consulting Inc., a company established in 2019 focused on energy related and merger and acquisition engagements. Mr. Baker served as president of Union Gas, Limited, which we refer to as “Union Gas,” from 2017 to 2019 as part of Enbridge Inc. Mr. Baker also served as president and chairman of Union Gas as part of Spectra Energy Corp. from 2012 to 2017. Over the course of his 30-year career with Union Gas, Mr. Baker held senior executive roles in finance, business development and marketing. Mr. Baker also held the role of vice president and treasurer of Spectra Energy Corp. from 2010 to 2012, where he led all treasury, capital markets and financing strategies.

Mr. Baker has served on the board of Ontario’s Independent Electricity System Operator (IESO) since 2019 and is currently chair of the markets committee and a member of the human resources and governance committee. Mr. Baker also sits on the Advisory Board of the MaRS Discovery District Energy Board and MyHEAT. Mr. Baker has previously chaired or served as a board member of a number of professional and community organizations, including the Canadian Gas Association, Ontario Energy Association and Union Gas, as well as the Children’s Treatment Centre of Chatham-Kent and the Chatham-Kent Community Leaders’ Cabinet.

Mr. Baker earned a Bachelor of Arts degree in honours chartered accountancy studies and a Master of Accounting degree from the University of Waterloo. Mr. Baker is a Certified Professional Accountant (Ontario/Canada) and holds an ICD.D directors certification from the Institute of Corporate Directors.

We believe that Mr. Baker’s business, financial, operational and management expertise, including his specific experience as a strong leader with extensive experience in the North American energy sector and track record of success building relationships with customers and stakeholders, along with his experience serving as president of a natural gas storage distribution and transmission services company, provide him with the necessary experience, qualifications and skills to serve as a director of DT Midstream.

Wright Lassiter III. Mr. Lassiter currently serves as president and chief executive officer of Henry Ford Health System Inc., overseeing a $7 billion healthcare system comprised of six hospitals, a health plan and a wide range of ambulatory and retail and related health services. He has served as president since 2014 and as chief executive officer since 2016. Mr. Lassiter has more than 30 years of experience working in large, complex health systems, including as chief executive officer of Alameda Health System, an integrated public healthcare system in Oakland, California, and senior vice president of operations of JPS Health Network, a hospital district in Fort Worth, Texas.

Currently, Mr. Lassiter serves on the board of Quest Diagnostics, Inc., a leading provider of diagnostic information services. He also serves as the board vice chair for the Federal Reserve Bank of Chicago and chairs its governance and nominating committee and serves on the audit committee. He also serves on the boards of Le Moyne College, the Detroit Regional Chamber of Commerce, the Detroit Children’s Fund and the Detroit Regional Partnership.

Mr. Lassiter earned a Bachelor of Science degree in chemistry from Le Moyne College and a Master’s degree in healthcare administration from Indiana University.

We believe that Mr. Lassiter’s business, operational and management expertise, including his specific experience serving as president and chief executive officer of a large healthcare system, and public company board experience provide him with the necessary experience, qualifications and skills to serve as a director of DT Midstream.

Elaine Pickle. Ms. Pickle is currently a senior audit partner at Ernst & Young LLP, which we refer to as “EY,” having served as an audit partner since 2002, and will be retiring after a 35-year career with EY effective June 30, 2021. Ms. Pickle also served as a National Professional Practice partner from 2014 to 2018, during which time she evaluated and had oversight for technical accounting, auditing and SEC reporting matters as well as quality initiatives in the Southwest region. Ms. Pickle is expected to serve as a director of our company following her retirement at EY. Ms. Pickle is a certified public accountant and member of the American Institute of Certified Public Accountants.

Ms. Pickle has served on the board and development committee of Theatre Under the Stars (TUTS) since 2018.

Ms. Pickle earned her Bachelor of Business Administration in accounting, summa cum laude, from Texas Tech University in 1986.

We believe that Ms. Pickle’s business, operational and management expertise, including her specific experience as an audit partner and quality review partner serving upstream, midstream and energy services companies and her broad understanding and perspective of the energy industry in the U.S. and throughout the world, provide her with the necessary experience, qualifications and skills to serve as a director of DT Midstream.

Peter Tumminello. Mr. Tumminello is the recently retired group president of commercial businesses for Southern Company Gas, a natural gas utility and energy services company and a subsidiary of Southern Company, a gas and electric utility company headquartered in Atlanta, Georgia. He served in this most recent role since 2016 prior to retiring on April 30, 2021. In this role, he was responsible for all operations outside of the regulated entities, including wholesale services, retail energy and all midstream businesses, including pipeline investments and gas storage. In addition, he served on the Board of the Southern Company Gas Foundation and was a member of the Southern Company Gas management council.

Prior to joining Southern Company Gas in 2003, Mr. Tumminello was vice president of energy supply for Green Mountain Energy Company, a renewable energy company, and worked for TPC Corporation, a midstream energy company, and ARCO Oil and Gas Company, a provider of oil and natural gas, in various capacities in energy marketing, storage and transportation asset management, petroleum engineering, finance and planning, mergers and acquisitions and project evaluation.

Mr. Tumminello was recently vice chair at the Interstate Natural Gas Association of America where he served as the board chair of the climate policy committee. He is an advisory board member at Cristo Rey Jesuit College Preparatory School of Houston. He also serves as a director of CareerSpring.

Mr. Tumminello earned a Bachelor of Science degree in petroleum engineering from Louisiana Tech University and Master’s degree in Business Administration from the University of Southwestern Louisiana.

We believe that Mr. Tumminello’s business, operational and management expertise, including his specific experience as group president of commercial businesses for Southern Company Gas and more than 30 years of experience in the energy industry, provide him with the necessary experience, qualifications and skills to serve as a director of DT Midstream.

Dwayne Wilson. Mr. Wilson has over 36 years of experience in the engineering, procurement and construction industry. Mr. Wilson also currently sits on the boards of Crown Holdings, Inc., a leading global supplier of packaging products, Sterling Construction Company, Inc., a publicly traded heavy civil construction company, and Ingredion, Inc., a leading global ingredients solutions company, where he previously chaired the compensation committee. From 2017 to 2020, he served on the board of AK Steel Holding Corporation, a leading producer of flat-rolled carbon, stainless and electrical steel products and carbon and stainless tubular products, where he served on the public and environmental affairs committee, as well as the nominating and corporate governance committee.

Previously, Mr. Wilson was senior vice president of Fluor Corporation, a publicly traded multinational engineering and construction firm, serving in the role from 2014 to 2016. From 1980 until 2011, he served in roles of increasing executive responsibility with Fluor Corporation, including as group president of industrial & infrastructure, president of mining and metals, president of commercial & institutional and vice president of manufacturing and life sciences. From 2011 until 2014, he served as president and chief executive officer of Savannah River Nuclear Solutions, a joint venture between Fluor Corporation, Honeywell International Inc. and Newport News Nuclear, Inc.

Mr. Wilson earned a Bachelor of Science degree in civil engineering from Loyola Marymount University.

We believe that Mr. Wilson’s business, operational and management expertise, including his specific experience as a senior executive of a publicly traded company, and over 10 years of public company board experience provide him with the necessary experience, qualifications and skills to serve as a director of DT Midstream.

Director Nomination Process

Our initial Board will be selected through a process involving DTE Energy and us. The initial directors who will serve after the Spin-Off are expected to begin their terms at the time of the Distribution, with the exception of one independent director who is expected to begin his or her term prior to the date on which “when-issued” trading of our common stock commences and is expected to serve on our Audit Committee, Corporate Governance Committee and Organization and Compensation Committee.

Director Independence and Categorical Standards

As a matter of policy and in accordance with the New York Stock Exchange, which we refer to as the “NYSE,” listing standards, we believe that the Board should consist of a majority of independent directors. The Board must affirmatively determine that a director has no material relationship with DT Midstream, either directly or indirectly, or as a partner, shareholder or officer of an organization that has a relationship with DT Midstream. The Board is expected to establish the following categorical standards for director independence, which are more stringent than the NYSE independence standards:

A director for whom any of the following is true will not be considered independent:

•	A director who is currently, or has been at any time in the past, an employee of DT Midstream or a subsidiary.

•	A director whose immediate family member is, or has been within the last three years, an executive officer of DT Midstream.

•

A director who has received, or whose immediate family member has received, more than $120,000 in direct compensation from DT Midstream during any twelve-month period within the last three years, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service).

•

A director who is, or whose immediate family member is, a current partner of a firm that is DT Midstream’s internal or external auditor; the director is a current employee of such a firm; the immediate family member is a current employee of such a firm and personally works on DT Midstream’s audit; or the director or immediate family member was, within the last three years, a partner or employee of such a firm and personally worked on DT Midstream’s audit within that time.

•

A director who is employed, or whose immediate family member is employed, or has been employed within the last three years, as an executive officer of another company where any of DT Midstream’s present executive officers at the same time serves or served on that company’s compensation committee.

•

A director who is a current employee, or whose immediate family member is a current executive officer, of a company that has made payments to, or received payments from, DT Midstream for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of $1 million or 2% of such other company’s consolidated gross revenues is not independent until three years after the company falls below such threshold.

Contributions by DT Midstream to a tax-exempt organization will not be considered to be a material relationship that would impair a director’s independence if a director serves as an executive officer of a tax-exempt organization and, within the preceding three years, contributions in any single fiscal year were less than $1 million or 2% of such tax-exempt organization’s consolidated gross revenues (whichever is greater).

These Categorical Standards for Director Independence will be made available on the corporate governance section of our website. For more information, see the section entitled “—Corporate Governance—Our Commitment to Sound Corporate Governance” beginning on page 153 of this Information Statement.

The Board is expected to affirmatively determine, after applying these standards and considering all relevant facts and circumstances, that all of our directors other than Robert Skaggs, Jr. and David Slater qualify as independent and have no material relationship with DT Midstream. The independent directors are Stephen Baker, Wright Lassiter III, Elaine Pickle, Peter Tumminello and Dwayne Wilson. Robert Skaggs, Jr. and David Slater are not independent directors and may be deemed to be affiliates of DT Midstream under the categorical standards. Robert Skaggs, Jr. and David Slater are not considered independent due to their roles as Executive Chairman and President and Chief Executive Officer, respectively, of DT Midstream. There were no material relationships that the Board considered when determining the independence of the directors other than Robert Skaggs, Jr. and David Slater.

Executive Sessions

We expect that the independent directors will meet in executive session in which independent directors meet without the presence or participation of management at most regular Board meetings and meet in executive session at other times whenever they believe it appropriate. We expect that the Lead Independent Director will chair the executive sessions of the independent directors.

Compensation Committee Interlocks and Insider Participation

During the fiscal year ended December 31, 2020, DT Midstream was not an independent company and did not have a compensation committee or any other committee serving a similar function. Decisions as to the compensation of those who served as our executive officers for that fiscal year were made by DTE Energy as described in more detail under the section entitled “Executive Compensation” beginning on page 158 of this Information Statement.

Committees of the Board

Effective upon the completion of the Spin-Off, our Board is expected to have standing committees for Audit, Corporate Governance, Environmental, Social and Governance, Finance and Organization and Compensation. The Board committees are expected to act in an advisory capacity to the full Board, except that the Organization and Compensation Committee is expected to have direct responsibility for the Executive Chairman and CEO’s goals, performance and compensation along with compensation of other executive officers, and the Audit Committee is expected to have direct responsibility for appointing, replacing, compensating and overseeing the independent registered public accounting firm. Our Board is expected to adopt a written charter for each of the standing committees that clearly establishes the committees’ respective roles and responsibilities, which will be posted to our website prior to the Distribution Date. In addition, each committee is expected to have the authority to retain independent outside professional advisors or experts as it deems advisable or necessary, including the sole authority to retain and terminate any such advisors, to carry out its duties. The Board is expected to determine that each member of the Audit, Corporate Governance and Organization and Compensation Committees is independent under our categorical standards and that each member is free of any relationship that would interfere with his or her individual exercise of independent judgment. The Board is expected to determine that each member of the Audit Committee meets the independence requirements under the SEC rules and the NYSE listing standards applicable to audit committee members. The Board is also expected to determine that each member of the Organization and Compensation Committee meets the independence requirements under the SEC rules and the NYSE listing standards applicable to compensation committee members.

Audit Committee

The Audit Committee is expected to be established in accordance with Section 3(a)(58)(A) and Rule 10A-3 under the Securities Exchange Act of 1934, which we refer to as the “ Exchange Act.” The responsibilities of our Audit Committee will be more fully described in our Audit Committee charter. We anticipate that our Audit Committee, among other duties, will:

•	assist the Board in its oversight of the quality and integrity of our accounting, auditing and financial reporting practices and the independence of the independent registered public accounting firm;

•	review the scope of the annual audit and the annual audit report of the independent registered public accounting firm;

•	review financial reports, internal controls and financial and accounting risk exposures;

•	discuss with management (i) earnings press releases and (ii) material financial information and earnings guidance;

•	review the policies, programs, performance and activities relating to DT Midstream’s compliance and ethics programs;

•	review accounting policies and system of internal controls;

•	assume responsibility for the appointment, replacement, compensation and oversight of the independent registered public accounting firm;

•	review and pre-approve permitted non-audit functions performed by the independent registered public accounting firm;

•	review the scope of work performed by the internal audit staff;

•	review legal or regulatory requirements or proposals that may affect the committee’s duties or obligations; and

•	retain independent outside professional advisors, as needed.

The Audit Committee is expected to have at least three members and is expected to consist entirely of independent directors, each of whom will meet the independence requirements set forth in the listing standards of the NYSE and Rule 10A-3 under the Exchange Act and under our categorial standards. Each member of the Audit Committee will be financially literate, and at least one member of the Audit Committee will have accounting and related financial management expertise and satisfy the criteria to be an “audit committee financial expert” under the rules and regulations of the SEC, as those qualifications are interpreted by our Board in its business judgment. Upon completion of the Spin-Off, we expect our Audit Committee will consist of Mr. Baker, Ms. Pickle and Mr. Wilson, with Ms. Pickle serving as chair.

Corporate Governance Committee

The responsibilities of our Corporate Governance Committee will be more fully described in our Corporate Governance Committee charter, and we anticipate that our Corporate Governance Committee, among other duties, will:

•	consider the organizational structure of the Board;

•	identify and report to the Board risks associated with DT Midstream’s governance practices and the interaction of the DT Midstream’s governance with enterprise risk management;

•	recommend the nominees for directors to the Board;

•	review recommended compensation arrangements for the Board, director and officer indemnification and insurance for the Board;

•	review recommendations for director nominations received from shareholders;

•	review shareholder proposals and make recommendations to the Board regarding DT Midstream’s response;

•	review best practices in corporate governance and recommends corporate and Board policies/practices, as appropriate; and

•	retain independent outside professional advisors, as needed.

The Corporate Governance Committee is expected to consist entirely of independent directors, each of whom will meet the independence requirements set forth in the listing standards of the NYSE and under our categorical standards. Upon completion of the Spin-Off, we expect our Corporate Governance Committee will consist of Mr. Lassiter, Ms. Pickle and Mr. Wilson, with Mr. Lassiter serving as chair.

Environmental, Social and Governance Committee

The responsibilities of our Environmental, Social and Governance Committee will be more fully described in our Environmental, Social and Governance Committee charter, and we anticipate that our Environmental, Social and Governance Committee, among other duties, will:

•

review strategy, policies, practices, and disclosures with respect to environmental, health and safety, corporate social responsibility, corporate governance, sustainability and other public policy matters, which we collectively refer to as “ESG Matters”;

•	assist the Board in oversight of communications with employees, investors and other stakeholders with respect to ESG Matters;

•	oversee DT Midstream’s reporting and disclosure of ESG Matters;

•	review and assist with the drafting of the Company’s published environmental, social and governance report; and

•	retain independent outside professional advisors, as needed.

Upon completion of the Spin-Off, we expect our Environmental, Social and Governance Committee will consist of Mr. Baker, Mr. Lassiter and Mr. Tumminello, with Mr. Tumminello serving as chair.

Finance Committee

The responsibilities of our Finance Committee will be more fully described in our Finance Committee charter, and we anticipate that our Finance Committee, among other duties, will:

•	review matters related to financial policies, capitalization and credit ratings;

•	review major financing plans;

•	recommend dividend policy to the Board;

•	review financial planning policies and investment strategy;

•	review certain capital expenditures;

•	review financial risk management;

•	receive reports on strategy, corporate preparedness analysis and investment policies;

•	approve DT Midstream’s capital markets plan, including the issuance and retirement of debt and equity;

•	review certain potential mergers, acquisitions and divestitures;

•	review investor relations activities; and

•	retain independent outside professional advisors, as needed.

Upon completion of the Spin-Off, we expect our Finance Committee will consist of Mr. Baker, Ms. Pickle and Mr. Tumminello, with Mr. Baker serving as chair.

Organization and Compensation Committee

The responsibilities of our Organization and Compensation Committee will be more fully described in our Organization and Compensation Committee charter, and we anticipate that our Organization and Compensation Committee, among other duties, will:

•	review the Executive Chairman and CEO’s performance and approve the Executive Chairman and CEO’s compensation;

•	approve the compensation of certain other executive officers and executive compensation and benefit programs generally;

•	review and approve executive employment agreements, severance agreements and change-in-control agreements, along with any amendments to such agreements;

•

assess and discuss with the Board the relationship between the inherent risk in executive compensation plans, executive compensation arrangements and executive performance goals and payouts, and how the level of risk corresponds to DT Midstream’s business strategies;

•	review compensation disclosure and recommend inclusion in DT Midstream’s annual report or proxy statement;

•	review DT Midstream’s policies and programs promoting diversity and inclusion among DT Midstream’s employees and executive officers;

•	recommend to the full Board the executive officers to be appointed by the Board;

•	review succession and talent planning;

•	evaluate the independence of the independent compensation consultant, if any, at least annually;

•	review and discuss with management any transactions with the independent compensation consultant, if any, or its affiliates; and

•	retain independent outside professional advisors, as needed.

The Organization and Compensation Committee is expected to consist entirely of independent directors, each of whom will meet the independence requirements set forth in the listing standards of the NYSE, Rule 10C-1 under the Exchange Act and under our categorical standards and will be “non-employee directors” (within the meaning of Rule 16b-3 under the Exchange Act). Upon completion of the Spin-Off, we expect our Organization and Compensation Committee will consist of Mr. Lassiter, Mr. Tumminello and Mr. Wilson, with Mr. Wilson serving as chair.

Corporate Governance

Our Commitment to Sound Corporate Governance

At DT Midstream, we are committed to operating in an ethical, legal, environmentally sensitive and socially responsible manner, while creating long-term value for our shareholders. Our governance structure will enable independent, experienced and accomplished directors to provide advice, insight and oversight to advance the interests of DT Midstream and our shareholders. We will strive to maintain sound governance standards, to be reflected in our Governance Guidelines, Code of Business Conduct and Ethics, our systematic approach to risk management, and our commitment to transparent financial reporting and strong internal controls.

The following documents will be made available on the Corporate Governance section of our website in connection with the Spin-Off, where you will be able to access information about corporate governance at DT Midstream:

•	Governance Guidelines;

•	Code of Business Conduct and Ethics;

•	Categorical Standards for Director Independence;

•	Related Persons Transactions Policy;

•	Corporate Policy on Political Participation;

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information about our confidential ethics violation reporting program, which allows DT Midstream employees and other stakeholders to identify potential instances of non-compliance or unethical practices confidentially and outside the usual management channels; and

•	information about how to communicate concerns to the Board and management.

The information on our website is not, and shall not be deemed to be, a part of this Information Statement or incorporated into any other filings we make with the SEC.

Criteria for Board Membership

We believe our Board should be comprised of directors who have had high-level executive experience, have been directors on other boards, or worked extensively with public company boards and have been tested through economic downturns and crises. Industry experience, regional relationships and broad diversity of experience and backgrounds are also factors in Board nominee selection. The Board’s Governance Guidelines will confirm that we believe that it is desirable for Board members to possess diverse characteristics of gender, race, ethnicity and age, and we will consider those factors in Board evaluation and in the identification of candidates for Board membership. We believe this type of composition enables the Board to oversee the management of the business and affairs of DT Midstream effectively.

The Corporate Governance Committee is expected to consider candidates who have been properly nominated by shareholders, as well as candidates who have been identified by Board members and DT Midstream personnel. In addition, the Corporate Governance Committee may use a search firm to assist in the search for candidates and nominees and to evaluate the nominees’ skills against the Board’s criteria. Based on its review of all candidates, the Corporate Governance Committee is expected to recommend a slate of director nominees for election at the annual meeting of shareholders. The slate of nominees may include both incumbent and new nominees.

Potential candidates are expected to be reviewed and evaluated by the Corporate Governance Committee, and selected candidates are expected to go on to be interviewed by one or more Corporate Governance Committee members. An invitation to join the Board is expected be extended by the Board itself, through the Executive Chairman and the Chair of the Corporate Governance Committee.

Under our Amended and Restated Bylaws, a group of up to 20 shareholders owning 3% or more of DT Midstream’s outstanding common stock continuously for at least three years may nominate and include in our proxy materials a candidate for the Board, which we refer to as a “Shareholder Nominee,” provided that the shareholder(s) and the Shareholder Nominee satisfy the requirements specified in our Amended and Restated Bylaws. The total number of Shareholder Nominees that we must include in our proxy materials in a given year shall not exceed 20% of the number of directors in office at the time of the nomination.

Board Leadership Structure

The Corporate Governance Committee is expected to routinely review our governance practices and board leadership structure.

As of the completion of the Spin-Off, it is expected that Robert Skaggs, Jr. will serve as Executive Chairman. Under our Governance Guidelines, the Board is expected to designate a non-employee director to serve as a Lead Independent Director when the Chairman is not independent. It is expected that Wright Lassiter III will be elected to serve as Lead Independent Director by a majority of the independent directors promptly following the completion of the Spin-Off.

In accordance with our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws, our Board will be divided into three classes as nearly equal in size as practicable. The term of the first class of directors will expire upon the election of directors at our 2022 annual meeting of the shareholders; the term of the second class of directors will expire upon the election of directors at our 2023 annual meeting of the shareholders and the term of the third class of directors will expire upon the election of our directors at the 2024 annual meeting of the shareholders. Directors elected at the 2022 and 2023 annual meeting of the shareholders will hold office until the 2024 annual meeting of the shareholders. Commencing with the 2024 annual meeting of the shareholders, each director will be elected annually for at term of one year. The division of our Board into three classes may delay or prevent a change of our management or change in control of DT Midstream.

Assessment of Board and Committee Performance

The Board is expected to evaluate its performance annually. In addition, each Board committee is expected to perform an annual self-assessment to determine its effectiveness. Each Board member is also expected to perform an intensive annual peer review of the other directors who have served one year or more. The results of the Board and committee self-assessments are expected to be discussed with the Board and each committee, respectively. The results of the individual peer review is expected to be reviewed by the Chair of the Corporate Governance Committee and is expected to be discussed with the Corporate Governance Committee. The Chair of the Corporate Governance Committee is expected to discuss the results of the peer review with individual directors, as directed by the Corporate Governance Committee.

Terms of Office

The Board is not expected to establish term limits for directors. We expect to assure the independence and ongoing effectiveness of each independent director through the individualized peer assessment process described above, in which each Board member annually is expected to undergo a rigorous evaluation by the other members. In addition, the Corporate Governance Committee of the Board is expected to establish policies that independent directors should not stand for election after attaining the age of 72, unless the Board waives this provision when circumstances exist which make it prudent to continue the service of the particular independent director. Directors who are retired CEOs of DT Midstream or our subsidiaries shall not stand for election after attaining the age of 70. Except for the CEO, who may continue to serve as a director after retirement for so long as he or she is serving as Chairman, any other employees who are also directors will not stand for re-election after retiring from employment with DT Midstream.

Board Risk Oversight Functions

The Board is expected to receive, review and assess reports from the Board committees and from management relating to enterprise-level risks. Each Board committee is expected to be responsible for overseeing and considering risk issues relating to their respective committee and reporting their assessments to the full Board at each regularly scheduled Board meeting. When granting authority to management, approving strategies and receiving management reports, the Board and committees are expected to consider, among other things, the risks we face.

Each Board committee is expected to review management’s assessment of risk for that committee’s respective area of responsibility. As part of its oversight function, the Board is expected to discuss any risk conflicts that may arise between the committees or assign to a committee risk issues that may arise which do not fall within a specific committee’s responsibilities.

Board Committee	Areas of Risk Oversight
Audit Committee	Overall review of risk issues, policies and controls associated with our overall financial reporting and disclosure process and legal compliance, and review policies on risk control assessment and accounting risk exposure, as well as cyber security risk.

Finance Committee	Review of financial, capital, credit and insurance risk.

Organization and Compensation Committee

Assess and discuss with the Board the relationship between the inherent risks in executive compensation plans, executive compensation arrangements and executive performance goals and payouts, and how the level of risk corresponds to DT Midstream’s business strategies.

Corporate Governance Committee	Review risks associated with DT Midstream’s governance practices and the interaction of DT Midstream’s governance with enterprise risk-level management.

Environmental, Social and Governance Committee	Review DT Midstream’s risk exposures as they relate to ESG Matters and the management of those risks.

All Board committees are expected to meet periodically with members of senior management to discuss the relevant risks and challenges facing DT Midstream. In addition to its regularly scheduled committee meetings, the Audit Committee is expected to meet with the Chief Financial Officer, the General Auditor and the independent registered public accounting firm in executive sessions at least semi-annually, and is expected to meet with the General Counsel and the Chief Compliance Officer at least annually in separate executive sessions. DT Midstream’s General Auditor is expected to attend all Audit Committee meetings. The Chief Financial Officer is expected to meet annually with either the Audit Committee or the full Board to update the members on

DT Midstream’s enterprise-level risk management. The General Auditor and the Chief Financial Officer is expected to also periodically meet with the other Board committees and the full Board as may be required.

We also expect to utilize an internal Risk Management Committee, which is expected to be chaired by the CEO and comprised of the Chief Financial Officer, Chief Administrative Officer, General Counsel and other senior officers. Among other things, the internal Risk Management Committee is expected to direct the development and maintenance of comprehensive risk management policies and procedures, and is expected to set, review and monitor risk limits on a regular basis for enterprise-level risks, counter-party credit and commodity-based exposures.

We believe that the committee structure of risk oversight will be in the best interests of DT Midstream and our shareholders. Each committee member is expected to have expertise on risks relative to the nature of the committee on which he or she sits. With each committee reporting on risk issues at full Board meetings, the entire Board is expected to be in a position to assess the overall risk implications, to evaluate how they may affect DT Midstream and to provide oversight on appropriate actions for management to take.

Procedures for Approval of Related Persons Transactions

Prior to the completion of the Spin-Off, our Board will adopt a written policy regarding the review, approval and ratification of transactions with related persons as set forth in our Corporate Governance Committee Charter and the Code of Business Conduct and Ethics.

We anticipate that this policy will provide that our Corporate Governance Committee review each of DT Midstream’s transactions in which any “related person” had, has or will have a direct or indirect material interest. In general, “related persons” are our directors, director nominees, executive officers and shareholders beneficially owning more than 5% of our outstanding common stock and immediate family members or certain affiliated entities of any of the foregoing persons. We expect that our Corporate Governance Committee will approve or ratify only those transactions that are fair and reasonable to DT Midstream and in DT Midstream and its shareholders’ best interests.

A director may not be involved in a business transaction in which the director has a conflict of interest with DT Midstream. Anything that could present a conflict of interest for a director may also present a conflict of interest if it is related to a member of his or her immediate family. Because potential conflicts of interest may not always be clear cut, directors, individuals subject to Section 16 of the Exchange Act and senior executive officers will be expected to disclose any material transaction or relationship that involves, or may involve, a conflict of interest or potential conflict of interest with DT Midstream promptly to the chair of DT Midstream’s Corporate Governance Committee or the Executive Chairman of the Board, who may consult with legal counsel, as appropriate.

Communications with the Board

We expect to establish several methods for shareholders or other non-affiliated persons to communicate their concerns to our directors. Concerns regarding auditing, accounting practices, internal controls, or other business ethics issues may be submitted to the Audit Committee through its reporting channel:

By telephone:	By Internet:	By mail:
(855) 222-0671	www.lighthouse-services.com/ dtmidstream	For auditing, accounting or internal control matters:	For business ethics issues:
		DT Midstream, Inc.	DT Midstream, Inc.
		Audit Committee	Ethics and Employee Issues
		One Energy Plaza Detroit, Michigan 48226	One Energy Plaza Detroit, Michigan 48226

Any other concern may be submitted to the Corporate Secretary by mail for prompt delivery to the Lead Independent Director at: Lead Independent Director, c/o Corporate Secretary, DT Midstream, Inc., One Energy Plaza, Detroit, Michigan 48226.

Director Compensation

We expect to adopt a competitive compensation program for our non-employee directors effective immediately following the Distribution that will enable us to attract and retain high-quality directors, provide them with compensation at a level that is consistent with our compensation objectives and encourage their ownership of our shares of common stock to further align their interests with those of our shareholders. Directors who are also employees of DT Midstream are not expected to receive any additional compensation for their services as directors. We have not yet paid any compensation to our non-employee directors.

Following the Distribution, our non-employee directors’ annual compensation is currently expected to consist of the following cash and equity-based compensation components:

Cash Compensation

Cash retainer	$80,000 annually.

Committee chair retainer	$20,000 annually for Audit Committee Chair; $15,000 annually for Organization and Compensation Committee Chair; and $10,000 annually for each of the Corporate Governance Committee Chair, Finance Committee Chair and Lead Independent Director.

Additional 2021 Board or Committee Meetings	$1,000 per meeting for each board or committee meeting in excess of six meetings for each type of meeting during calendar year 2021.
Equity Compensation

Upon election to the initial Board	A variable number of restricted stock units of DT Midstream common stock valued at $100,000, subject to a 4-year vesting period.

Annual equity compensation	A variable number of phantom share awards of DT Midstream valued at $100,000 annually.

EXECUTIVE COMPENSATION

The following discussion relates to the compensation of our principal executive officer and our two other most highly compensated executive officers, as determined under the rules of the SEC, based on compensation paid to or earned by such individuals for the fiscal year ended December 31, 2020. These executive officers, whom we refer to as our “Named Executive Officers,” are David Slater, who currently serves as President and Chief Operating Officer, DTE Gas Storage and Pipelines and who will serve as our President and Chief Executive Officer following the Spin-Off; Jeffrey Jewell, who currently serves as Vice President, Treasurer & Chief Risk Officer of DTE Energy and will serve as our Chief Financial Officer following the Spin-Off; and Richard Redmond, who currently serves as President, DTE Gathering and Processing of DTE Energy and will serve as our Chief Administrative Officer following the Spin-Off.

Expected DT Midstream Executive Compensation Following the Spin-Off

In connection with the Spin-Off, our Board of Directors, which we refer to as the “Board,” will establish our Organization and Compensation Committee, which we expect to consist entirely of independent directors. Following the Spin-Off, our Organization and Compensation Committee will determine DT Midstream’s executive compensation policies and programs. While DT Midstream has engaged in preliminary discussions regarding its anticipated programs and policies with the Organization and Compensation Committee of the DTE Energy Board, which we refer to as the “DTE Energy O&C Committee,” DT Midstream has not yet made any final determinations with respect to the compensation of the Named Executive Officers following the Spin-Off, and any such determinations remain subject to the review and approval of our Board or Organization and Compensation Committee.

The following table sets forth the expected base salary, annual target incentive award and aggregate annual grant date target value of long-term incentive awards to the Named Executive Officers following the Spin-Off, which terms are based on preliminary discussions between DT Midstream and the DTE Energy O&C Committee. It is expected that our Organization and Compensation Committee will review such target compensation payable to the Named Executive Officers following the Spin-Off and develop and approve appropriate performance measures, goals, targets and objectives appropriate to DT Midstream. The compensation to be paid and awarded to the Named Executive Officers following the Spin-Off will be made pursuant to DT Midstream benefit plans and arrangements, which we expect to establish in connection with the Spin-Off. Other than as described below, we have not yet entered into, or determined the specific terms of, such plans or arrangements.

Name and Position Following the Spin-Off	Base Salary ($)	Target Annual Incentive Award ($)	Target Long-Term Incentive Awards ($)	Total Target Compensation ($)
David Slater
President and Chief Executive Officer	600,000	600,000	1,950,000	3,150,000
Jeffrey Jewell
Chief Financial Officer	430,000	344,000	688,000	1,462,000
Richard Redmond
Chief Administrative Officer	425,000	297,500	382,500	1,105,000

In connection with the Spin-Off, we expect to grant to certain employees, including Messrs. Slater and Jewell and our Executive Chairman, Mr. Skaggs, initial equity awards, which we expect to vest (i) with respect to Messrs. Slater and Jewell, 25% on each of the second and third anniversaries of the date of grant and 50% on the fourth anniversary of the date of grant and (ii) with respect to Mr. Skaggs, 50% on each of the first and second anniversaries of the date of grant. The expected grant date value of the initial equity awards to be made to the Named Executive Officers and our Executive Chairman is as follows: Mr. Slater – $3,600,000; Mr. Jewell – $2,000,000; and Mr. Skaggs – $2,000,000. In addition, the DTE Energy O&C Committee approved a cash retention grant of $400,000 to Mr. Redmond, which is payable upon the earlier of the six-month anniversary of the Spin-Off and July 27, 2022 (the 21-month anniversary of the announcement by DTE Energy of the Spin-Off). We expect to grant the initial equity awards under the DT Midstream, Inc. Long-Term Incentive Plan, which we refer to as the “DT Midstream LTIP” and is described in “—DT Midstream, Inc. Long-Term Incentive Plan” beginning on page 166 of this Information Statement.

In connection with the Spin-Off, we expect to establish a tax-qualified 401(k) plan and a supplemental savings plan, which will allow for the deferral of compensation in excess of various Internal Revenue Code limits imposed on tax qualified plans. Following the Spin-Off, and subject to the terms of the applicable plans and Internal Revenue Code limits, we expect to make employer contributions to the 401(k) plan and supplemental savings plan, if applicable, and an employer matching contribution, in each case, for each DT Midstream employee, including the Named Executive Officers. In addition, following the Spin-Off, we expect to make annual contributions to the supplemental savings plan of approximately $120,000, $77,400 and $72,250 for Messrs. Slater, Jewell and Redmond, respectively, in respect of benefits each Named Executive Officer would otherwise have been entitled to receive under DTE Energy benefit plans.

Historical Compensation Paid or Awarded Under DTE Energy Plans and Arrangements

This discussion relates to the historical compensation paid or earned by the Named Executive Officers while DT Midstream was owned and operated by DTE Energy. The amounts and forms of compensation reported below do not necessarily reflect the compensation that the Named Executive Officers will receive for their services on our behalf following the Spin-Off because their historical compensation was determined by DTE Energy and future compensation levels will be determined based on the compensation policies, programs and procedures to be established by our Board or Organization and Compensation Committee.

The following section provides compensation information pursuant to the scaled disclosure rules applicable to “emerging growth companies” under the rules of the SEC, including reduced narrative and tabular disclosure obligations regarding executive compensation.

Summary Compensation Table

The table below summarizes the total compensation earned by each of the Named Executive Officers for the fiscal year ended December 31, 2020.

Name and Principal Position (1)	Year	Salary ($)(2)	Stock Awards ($)(3)	Non-Equity Incentive Plan Compensation ($)(4)	Change in Pension Value and Non- qualified Deferred Compensation Earnings ($)(5)	All Other Compensation ($)(6)	Total ($)
David Slater
President and Chief Executive Officer	2020	434,615	646,555	517,600	174,957	125,348	1,899,075
Jeffrey Jewell
Chief Financial Officer	2020	373,462	1,210,955	264,000	243,355	54,507	2,146,279
Richard Redmond
Chief Administrative Officer	2020	331,539	527,800	337,800	175,322	91,243	1,463,703

(1)	Reflects the Named Executive Officer’s title following the Spin-Off.

(2)

The base salary amounts reported include amounts which were voluntarily deferred by the Named Executive Officers into the DTE Energy Company Supplemental Savings Plan (a nonqualified 401(k) plan, which we refer to as the “DTE Supplemental Savings Plan”). The amounts deferred by each of the Named Executive Officers were as follows:

Name	Deferred Amount ($)
David Slater	15,269
Jeffrey Jewell	10,377
Richard Redmond	7,023

(3)

The amounts in this column represent the grant date fair value of the restricted stock and performance shares granted in 2020 in accordance with ASC Topic 718, calculated using the closing price of a share of DTE Energy’s common stock as of the applicable grant date. The shares of restricted stock were granted to each of the Named Executive Officers on January 29, 2020 under the DTE Energy Long-Term Incentive Plan, which we refer to as the “DTE LTIP,” and will vest on January 29, 2023, subject to continued service through the vesting date. For Mr. Jewell, this column also includes a one-time retention award of 9,000 shares of restricted stock granted on May 4, 2020, 5,000 shares of which will vest on May 4, 2023 and 4,000 shares of which will vest on May 4, 2026. The performance shares were granted to each of the Named Executive Officers on January 29, 2020 with a performance measurement period from January 1, 2020 through December 31, 2022. For Mr. Redmond, this column includes an additional grant of performance shares granted on January 29, 2020 in connection with an acquisition completed in late 2019. All performance shares in this column are reported assuming target performance. Assuming maximum level of performance, the aggregate grant date values of performance shares granted in 2020 are as follows: Mr. Slater - $897,260; Mr. Jewell - $422,240; and Mr. Redmond - $633,360. Additional information related to the 2020 grants is described in the “—Narrative Disclosure to Summary Compensation Table—Long-Term Incentives” beginning on page 163 of this Information Statement.

(4)	The amounts in this column represent the annual incentive amounts paid to the Named Executive Officers under the DTE Energy Annual Incentive Plan, which we refer to as the “DTE Annual Incentive Plan.”

(5)

The amounts in this column represent the aggregate change in the actuarial present values of accumulated benefits under the DTE Energy Company Retirement Plan, which we refer to as “DTE Retirement Plan,” for Messrs. Jewell and Redmond, the DTE Energy Company Supplemental Retirement Plan, which we refer to as “DTE SRP,” for Messrs. Jewell and Redmond, and the DTE Energy Company Executive Supplemental Retirement Plan, which we refer to as “DTE ESRP,” for each of the Named Executive Officers. The measurement period for 2020 was the calendar year. Amounts in this column change from year to year based on a number of different variables. The primary variable is the discount rate used for valuation purposes. The discount rates used for 2020 valuations were 2.57% for the DTE Retirement Plan, 1.94% for the DTE SRP, and 2.09% for the DTE ESRP.

(6)	The following table provides a breakdown of the amounts reported in this column:

Name	Company Contributions to the DTE Savings Plan ($)*	Company Contributions to the DTE Supplemental Savings Plan ($)*, **	Additional Benefits ($)***	Total ($)
David Slater	25,154	17,708	82,486	125,348
Jeffrey Jewell	14,598	7,809	32,100	54,507
Richard Redmond	14,481	5,412	71,350	91,243

*

The matching contributions reflected in these two columns are predicated on the Named Executive Officers making contributions from eligible compensation to the DTE Energy Savings and Stock Ownership Plan (a tax-qualified 401(k) plan, which we refer to as the “DTE Savings Plan”) and the DTE Supplemental Savings Plan. The total combined employer matching contributions between the plans cannot exceed 6% of eligible compensation for each of the Named Executive Officers. For Mr. Slater, this combined amount also includes an additional 4% company contribution in lieu of participation in the DTE Retirement Plan.

**

The DTE Supplemental Savings Plan provides for deferring compensation in excess of various Internal Revenue Code limits imposed on tax qualified plans, including the maximum employee pre-tax and roth contribution limit, $19,500 plus $6,500 per year catch-up contributions for 2020, and the compensation limit of $285,000 for 2020. The DTE Supplemental Savings Plan account balances are paid only in cash to the Named Executive Officers upon a termination of employment.

***

The value attributable to executive benefits for the Named Executive Officers. The Named Executive Officers receive an annual cash executive benefit allowance in lieu of certain non-cash executive benefits. This cash allowance was eliminated for Mr. Slater effective March 2020. Mr. Slater received $76,392 and Mr. Redmond received $43,968 in relocation expense compensation. See the “—Narrative Disclosure to Summary Compensation Table—Executive Benefits” on page 163 of this Information Statement for additional information related to executive benefits.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth information with respect to outstanding equity awards of DTE Energy held by each of our Named Executive Officers as of December 31, 2020.

	Stock Awards
Name	Number of Shares or Units of Stock That Have Not Vested (#)(1)	Market Value of Shares or Units of Stock That Have Not Vested ($)(2)	Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(3)	Market Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(4)
David Slater	3,900	473,499	9,407	1,142,104
Jeffrey Jewell	11,300	1,371,933	5,521	670,305
Richard Redmond	2,100	254,961	6,834	829,716

(1)

Represents the total number of unvested shares of restricted stock granted on January 31, 2018, January 30, 2019, and January 29, 2020. Each of these grants will vest on the third anniversary of the grant date. Included in the total for Mr. Jewell are unvested shares of restricted stock granted on May 4, 2020 for retention purposes. These shares will vest over six years from the grant date, with approximately 55% vesting on the third anniversary of the grant date and the remainder vesting on the sixth anniversary of the grant date.

(2)

Represents the market value of unvested shares of restricted stock calculated by multiplying the number of unvested shares of restricted stock by the closing price of DTE Energy common stock on December 31, 2020 ($121.41 per share).

(3)

Represents the total number of unvested performance shares (rounded to the nearest whole share), at target level of performance, granted on January 31, 2018, January 30, 2019, and January 29, 2020. Included in the total for Mr. Redmond are unvested performance shares granted on January 29, 2020 in connection with an acquisition that occurred in late 2019. The payout, if any, will occur after the end of the three-year performance period.

(4)

Represents the market value of the unvested performance shares calculated by multiplying the number of unvested performance shares by the closing price of DTE Energy common stock on December 31, 2020 ($121.41 per share).

Narrative Disclosure to Summary Compensation Table

The following describes the material features of the compensation disclosed in the Summary Compensation Table.

Base Salary

The objective of base salary is to provide a stable, fixed source of income that reflects each executive’s job responsibilities, experience, value to DTE Energy and demonstrated performance.

Annual Incentives

The objective of the annual incentives is to compensate individuals yearly based on the achievement of specific annual goals and tie compensation to near-term performance. During 2020, the Named Executive Officers participated in the DTE Annual Incentive Plan. The DTE Energy O&C Committee sets individual performance measures, metrics and targets for the Named Executive Officers for each year. These performance measures, metrics and targets are generally related to the performance of DTE Energy and its operations and business units, including the Gas Storage and Pipelines business, and were not specific to the Spin-Off.

The amount of an executive’s award under the DTE Annual Incentive Plan is determined as follows:

•	The executive’s most recent year-end base salary is multiplied by a target percentage to arrive at the target award.

•	The overall performance payout percentage, which can range from 0% to 175%, is determined based on final results compared to threshold, target and maximum levels for each objective.

•	The target award is then multiplied by the performance payout percentage to arrive at the pre-adjusted calculated award.

•	The pre-adjusted calculated award is then adjusted by an individual performance modifier (based on an assessment of an individual executive’s achievements for the year) to arrive at the final award.

Each objective has a threshold, target and maximum level. DTE Energy or the relevant business unit must attain a minimum level of achievement for an objective before any compensation is payable with respect to that objective. The minimum established level of each objective will result in payout of 25% of target and the maximum established for each level (or better) will result in a payment of 175% of target. For 2020, the performance objectives for calculating the pre-adjusted annual incentive award amounts for Messrs. Slater and Redmond included financial measures based on DTE Energy operating earnings per share, Gas Storage and Pipelines business operating earnings and adjusted cash flow, safety and engagement measures, operating excellence measures and business development for the Gas Storage and Pipelines business. The aggregate weighted payment percentage for the 2020 pre-adjusted calculated award was 140% for Messrs. Slater and Redmond. For 2020, the performance objectives for calculating the pre-adjusted annual incentive award amounts for Mr. Jewell included financial measures based on DTE Energy operating earnings per share and adjusted cash flow, customer satisfaction measures, safety and engagement measures and operating excellence. The aggregate weighted payment percentage for the 2020 pre-adjusted calculated award was 130% for Mr. Jewell.

The pre-adjusted awards were adjusted by an individual performance modifier of 120% for each of the Named Executive Officers. Individual performance criteria was set at the beginning of the calendar year for each of the Named Executive Officers. For 2020, qualitative criteria included, as applicable, leadership performance, overall operational performance, employee engagement and customer performance, diversity and inclusion, continuous operational improvements and other appropriate operating measures.

Long-Term Incentives

During 2020, DTE Energy awarded long-term incentives under the DTE LTIP in order to reward the Named Executive Officers with stock-based compensation to ensure that the executives have a vested interest in the long-term financial health, management and success of DTE Energy.

•

Performance Shares. Performance shares entitle the executive to receive a specified number of shares, or a cash payment equal to the fair market value of the shares, or a combination of the two, in the plan administrator’s discretion, depending on the level of achievement of performance measures, ranging from a 50% payout if threshold measures are achieved to a 200% payout if maximum measures are achieved. The performance measurement period for the 2020 grants is January 1, 2020 through December 31, 2022. Payments earned from the 2020 annual grants for Messrs. Slater and Redmond will be based on three performance measures weighted as follows: (i) DTE Energy total shareholder return versus shareholder return of peer group (40%), (ii) balance sheet health - FFO to debt (10%) and (iii) operating earnings of the Gas Storage and Pipelines business (50%). For Mr. Jewell, payments earned from the 2020 grants will be based on two performance measures weighted as follows: (i) DTE Energy total shareholder return versus shareholder return of peer group (80%) and (ii) balance sheet health - FFO to debt (20%). Mr. Redmond also received a performance share grant on January 29, 2020 in connection with an acquisition that occurred in late 2019, the payment of which will be based on the overall financial performance of the Gas Storage and Pipelines business during the performance period and the actual performance of the acquired businesses with a maximum payout of 100% of target. In the event a participant retires (age 65 or age 55 or older with at least 10 years of service), dies or becomes disabled, the participant or beneficiary retains the right to a pro-rated number of the performance shares that would otherwise have been payable based upon actual results for the entire performance period. Currently, Mr. Redmond is eligible to retire, and Mr. Slater becomes eligible to retire on April 11, 2021. In the event of a participant’s termination of employment for any other reason, the participant forfeits all rights to any outstanding performance shares. Dividends or dividend equivalents are not paid on unvested or unearned performance shares.

•

Restricted Stock. The restricted stock awards are time-based and generally include a three-year vesting period. The three-year vesting period requires continued employment through the restriction period. In the event a participant dies or becomes disabled, the participant or beneficiary retains the right to a pro-rated number of restricted stock. In the event of a participant’s termination of employment for any other reason, the participant forfeits all rights to any outstanding shares of restricted stock.

For a description of the expected treatment of DTE Energy equity awards in connection with the Spin-Off, see the section entitled “The Spin-Off—Treatment of Outstanding Equity-Based Awards” beginning on page 72 of this Information Statement.

Executive Benefits

DTE Energy provides executives, including the Named Executive Officers, with certain benefits generally not available to other DTE Energy employees as a matter of competitive practice and as a retention tool. During 2020, DTE Energy provided a cash allowance to certain executives, including the Named Executive Officers, in lieu of executive benefits typically provided by other companies. The executive is permitted to use the allowance as he or she deems appropriate. Although the allowance is taxable for income tax purposes, it is not considered as compensation for any DTE Energy incentive or benefit program. The cash allowance was eliminated for Mr. Slater effective March 2020.

During 2020, certain executives were also eligible for both tax-qualified and non-qualified retirement benefits which are commonly offered by other employers in DTE Energy’s peer group. For further description of the supplemental retirement benefits, see the section entitled “—Pension and Deferred Compensation” below.

Post-Termination Benefits

None of the Named Executive Officers is party to an employment agreement. However, as of December 31, 2020, each of the Named Executive Officers was party to a Change-In-Control Severance Agreement with DTE Energy. The agreements are intended to provide continuity of management in the event there is a change in control (as defined in the applicable Change-In-Control Severance Agreement) of DTE Energy and to align executive and shareholder interests in support of corporate transactions. The Spin-Off will not constitute a change in control for purposes of the Change-in-Control Severance Agreements.

The Change-In-Control Severance Agreements provide for severance compensation in the event that the executive’s employment is terminated (actually or constructively) within two years after a change in control of DTE Energy. Upon such termination, the executive will be entitled to a cash severance benefit equal to the sum of (i) a multiple of the executive’s base salary plus annual bonus, assuming target performance goals for such year would be met, plus (ii) a lump sum payment of the executive’s pro-rated annual bonus (reduced by any pro-rated annual bonus otherwise paid because of the executive’s termination). The multiple for Mr. Slater is 200% and for Messrs. Jewell and Redmond is 150%. An additional amount is paid as consideration for the prohibition against engaging in any competitive activity for one year after termination that is imposed by the Change-In-Control Severance Agreement. The additional amount for Mr. Slater is 100% and for Messrs. Jewell and Redmond is 50%, in each case, of the executive’s base salary plus annual bonus, assuming target performance goals for such year would be met. Severance payments also include payment by DTE Energy for outplacement services by a firm selected by the Named Executive Officer in an amount up to 15% of the Named Executive Officer’s base pay. The Change-in-Control Severance Agreements do not provide any gross-up payments for the purposes of payment of excise tax.

In addition, assuming a termination on December 31, 2020, Messrs. Slater and Jewell would have received an additional two years of compensation credits for purposes of the DTE ESRP, and a cash payment representing health care and other welfare benefits for two years, while Mr. Redmond would have received an additional 8.5 months of compensation credits for purposes of the DTE ESRP, and a cash payment representing healthcare and other welfare benefits for 8.5 months. If the executive is subject to DTE Energy’s mandatory retirement policy (as are the Named Executive Officers), the benefits provided under a Change-In-Control Severance Agreements are subject to reduction depending on the executive’s age at termination.

In addition, the DTE LTIP provides that all restricted stock awards and performance shares will become vested or will be earned (as applicable) upon the occurrence of a change in control. Performance shares will be based on the greater of target performance or actual performance through the change in control date. If a change-in-control event occurs and the new or acquiring entity replaces or continues the awards, all restricted stock awards and performance shares will become vested or will be earned (as applicable) as of the earlier of the date specified in the award agreement or the executive’s qualifying termination, which generally must occur within two years after the change in control date.

Pension and Deferred Compensation

As of December 31, 2020, the Named Executive Officers participated in various pension and deferred compensation plans maintained by DTE Energy as described in more detail below.

Pension Benefits

Substantially all non-represented DTE Energy employees hired prior to 2012 are eligible to participate in DTE Energy’s tax-qualified pension plan, the DTE Retirement Plan. The Named Executive Officers may also be eligible to participate in our nonqualified pension plans, the DTE SRP, and the defined contribution component of the DTE ESRP, which we refer to as the “DTE DC ESRP.” During 2020, all the Named Executive Officers participated in the DTE DC ESRP, and Messrs. Jewell and Redmond also participated in the DTE Retirement Plan and the DTE SRP.

Tax-Qualified Retirement Plan

The DTE Retirement Plan includes a number of different benefit accrual formulas including the New Horizon Cash Balance component of the DTE Retirement Plan, which we refer to as the “Cash Balance Plan,” in which Messrs. Jewell and Redmond participate. The benefits provided under the Cash Balance Plan are expressed as a lump sum. The cash balance benefit increases each year with contribution credits and interest credits. Contribution credits equal 7% of eligible earnings (base salary and annual corporate incentive payments under the DTE Annual Incentive Plan) for an employee with 30 years or less of credited service and 7.5% of eligible earnings for an employee with more than 30 years of credited service. Interest credits are based on the average 30-year Treasury rates for the month of September prior to the plan year. Interest on each year’s January 1 benefit is added the following December 31. The interest credit does not apply to the contribution for the current year. Upon termination of employment, a vested employee may, at any time, elect to receive the value of his benefit. If an employee elects to defer the benefit, interest credits will continue to accrue on the deferred benefit until the distribution of the benefit begins. An employee may elect to receive the benefit as a lump sum payout or as a monthly annuity, but not both. If an employee elects the lump-sum option, the entire lump sum is eligible to be rolled over to another qualified plan or IRA. As of December 31, 2020, Messrs. Jewell and Redmond were eligible for the full value of their plan benefit.

Nonqualified Retirement Plans

•

DTE SRP. The benefits provided under the DTE SRP are those benefits that would otherwise have been paid under the DTE Retirement Plan but for the limitations imposed on qualified plans by the Internal Revenue Code. The benefits under the DTE SRP are payable in a lump sum or in annual installments from two to 15 years. Messrs. Jewell and Redmond participated in the DTE SRP during 2020.

•

DTE DC ESRP. The DTE ESRP includes the DTE DC ESRP, a defined-contribution approach to nonqualified supplemental pension benefits. The DTE DC ESRP provides for a benefit equal to a stated percentage of base salary and annual corporate incentive payments under the DTE Annual Incentive Plan that is credited to a bookkeeping account on behalf of eligible executives. The contribution percentage is 10% for Mr. Slater and 7% for Messrs. Jewell and Redmond. Vesting of the benefit under the DTE DC ESRP occurs at a rate of 20% per anniversary year. As of December 31, 2020, all the Named Executive Officers were 100% vested in their DTE DC ESRP accounts. The benefits under the DTE DC ESRP are payable in a lump sum or annual installments from two to 15 years. In the event of a termination in connection with a change in control on December 31, 2020, pursuant to the Change-In-Control Severance Agreements, Messrs. Slater and Jewell would have received an additional two years of compensation credits for purposes of the DTE DC ESRP or any successor plan and Mr. Redmond would have received an additional 8.5 months of compensation credits.

Deferred Compensation

Tax-Qualified Deferred Compensation

All the Named Executive Officers participated in the DTE Savings Plan during 2020. A participant may contribute up to 100% (less applicable FICA taxes and other legally required or voluntary deductions) of eligible compensation to the DTE Savings Plan as pretax, Roth, after-tax and, if applicable, a catch-up contribution basis. Participants are 100% vested at all times in the value of their contributions. DTE Energy contributes $1 to the participant’s DTE Savings Plan account for each $1 the participant contributes on the first 4% of eligible compensation. DTE Energy contributes $0.50 for each $1 contributed on the next 4% of eligible compensation. Company contributions are made in DTE Energy stock. Mr. Slater receives an additional 4% company contribution to the DTE Savings Plan in lieu of participating in the DTE Retirement Plan. As of December 31, 2020, all the Named Executive Officers were vested in their company matching contributions.

Participants may direct their contributions and redirect from DTE Energy stock any related company contributions to any investment option available under the DTE Savings Plan, subject to certain trading restrictions.

Nonqualified Deferred Compensation

The benefits provided under the DTE Supplemental Savings Plan are those benefits that would otherwise have been provided under the DTE Savings Plan, including any company contributions, but for the limitations imposed on qualified plans by the Internal Revenue Code. All the Named Executive Officers participated in the DTE Supplemental Savings Plan during 2020. The percentage a participant may contribute to the DTE Supplemental Savings Plan is the same as the pre-tax percentage that the participant elects to contribute to the DTE Savings Plan. Company matching contributions mirror those under the DTE Savings Plan. The investment options and restrictions are the same as under the DTE Savings Plan, other than investment options available under the self-directed account feature of the DTE Savings Plan.

Participants are 100% vested at all times in the value of their contributions and company matching contributions.

DTE Energy maintains bookkeeping accounts for participants in the DTE Supplemental Savings Plan. In order to comply with Internal Revenue Code Section 409A, there are separate accounts for monies deferred for participant contributions and company matching contributions, on or after January 1, 2005. A participant’s benefit will be comprised of separate bookkeeping accounts evidencing his or her interest in each of the investment funds in which contributions and related company contributions have been invested. No actual “contributions” are made to the funds themselves. Earnings and losses are calculated using the daily valuation methodology empowered by the record keeper for each corresponding fund under the DTE Savings Plan.

When a participant terminates employment with DTE Energy, the participant will be eligible to receive the full value of his or her DTE Supplemental Savings Plan account, including all of his or her own contributions and all company matching contributions, adjusted for investment earnings and losses. In the event of death, a lump sum distribution will be paid to the participant’s spouse or designated beneficiary.

Distributions from the DTE Supplemental Savings Plan will be paid in cash. Distributions will be made in accordance with the participant’s distribution election. A participant may elect to take a lump sum distribution or annual payments over a period of not less than two years and not more than 15 years. Lump sums and the first annual installment payments from the participant’s account will be made no later than March 1 of the plan year following the year of termination or next following the latest date to which the participant deferred the distribution under the terms of the plan; however, certain executives must wait a minimum of six months after termination prior to receiving a distribution. Subsequent annual installments will be made no later than March 1 of the installment period.

DT Midstream, Inc. Long-Term Incentive Plan

Prior to the Distribution, our Board intends to adopt a long-term incentive plan, the Long-Term Incentive Plan, which we refer to as the “DT Midstream LTIP.” The following summary describes what we anticipate to be the material terms of the DT Midstream LTIP and is qualified in its entirety by reference to the DT Midstream LTIP, a form of which is filed as an exhibit to the Registration Statement on Form 10, of which this Information Statement is a part.

Participants

Any of our employees or consultants and any member of our Board, whether or not employed by us, will be eligible to participate in the DT Midstream LTIP. An eligible employee, consultant or director becomes a participant if he or she is selected to receive and receives a DT Midstream LTIP award by the plan administrator.

Plan Administration

Our Board will administer the DT Midstream LTIP with respect to awards made to members of our Board who are not our employees. The committee designated by the Board, which we refer to as the “Committee,” will administer the DT Midstream LTIP with respect to awards made to our employees and consultants. The Committee may delegate to our Chief Executive Officer, our President or a Committee member, all or part of its authority and duties as to awards made to individuals who are not subject to Section 16 of the Securities Exchange Act of 1934, which we refer to as the “Exchange Act.” References in this summary to the “plan administrator” include references to the Committee, any other committee appointed in its place, our Chief Executive Officer or our President, as the context requires.

The plan administrator will have the authority, among others, to select eligible persons to receive awards; determine the terms and conditions of, and all other matters relating to, awards; approve award agreements and the rules and regulations for the administration of the plan; construe and interpret the plan and award agreements; amend the terms of any award, including to accelerate vesting of any award; interpret, administer or reconcile inconsistencies in the plan; and make all other determinations as the plan administrator may deem necessary or advisable for the administration of the plan.

Aggregate Number of Plan Shares

The maximum aggregate number of shares of our common stock that may be issued or acquired and delivered (including in respect of the exercise of incentive stock options) under the DT Midstream LTIP is 3,000,000. The maximum number of shares available under the DT Midstream LTIP will automatically increase on the first day of each fiscal year after the adoption of the plan by the lesser of (i) 1,750,000 shares of our common stock and (ii) such lesser amounts determined by the Board. The total aggregate number of shares of common stock that may be issued or acquired and delivered under the DT Midstream LTIP to any non-employee director cannot exceed 100,000 shares per fiscal year. If any award granted under the DT Midstream LTIP is settled in cash, expires or is forfeited or canceled, then the shares of our common stock subject to such award will again be made available for future grants. Upon exercise or settlement of an award, only the number of shares of our common stock actually issued in connection with such exercise or settlement will reduce the number of shares available for issuance under the DT Midstream LTIP. In addition, if any shares are withheld or tendered to pay the exercise price of an award or to satisfy withholding taxes owed thereupon, such shares will again be available for grants under the DT Midstream LTIP.

Awards

Stock Option Awards

The exercise price of an option will be fixed by the plan administrator but cannot be less than the fair market value of our common stock on the date of grant. The options will be subject to such terms, including the exercise price and the conditions and timing of vesting, exercise and expiration, as may be determined by the plan administrator. The maximum period in which an option may be exercised cannot exceed ten years from the date of grant. The option price may be paid in cash (or cash equivalent) or by such other method as the plan administrator may permit in its sole discretion, including by exchanging shares of our common stock valued at the fair market value at the time the option is exercised and by means of a “net exercise” procedure effected by withholding the minimum number of shares otherwise deliverable in respect of an option that are needed to pay the exercise price and all applicable required withholding taxes. Options granted under the DT Midstream LTIP may be either non-qualified options or incentive stock options.

Stock Appreciation Rights Awards

Stock appreciation rights, which we refer to as “SARs,” entitle the holder, upon exercise, to receive an amount equal to the appreciation of the shares subject to such award between the grant date and the exercise date. The exercise price of a SAR will be fixed by the plan administrator but cannot be less than the fair market value of our common stock on the date of grant. The maximum period in which a SAR may be exercised cannot exceed ten years from the date of grant. SARs may be granted as standalone awards or in connection with a stock option. SARs granted in connection with a stock option will be subject to the same terms and conditions as the underlying stock option, including with respect to exercisability. SARs may be settled in cash, shares of our common stock or a combination of the two, as determined by the plan administrator in its discretion.

Restricted Stock Awards

Restricted stock awards are a grant of shares of our common stock, which may be forfeitable or restricted for a certain period of time. Holders of restricted stock awards will generally have all of the rights of a stockholder (including voting and dividend rights) prior to the time the shares of our common stock become non-forfeitable or transferable. The vesting of restricted stock awards may also be subject to the achievement of performance goals as determined by the plan administrator.

Restricted Stock Unit Awards

Restricted stock unit awards are contractual promises to deliver shares of our common stock in the future, which may be forfeitable for a certain period of time. The vesting of restricted stock unit awards may also be subject to the achievement of performance goals as determined by the plan administrator. The restricted stock unit awards may receive dividend equivalents on the shares of our common stock, which may be paid in cash or shares that may be forfeited if the underlying restricted stock unit awards are forfeited. The restricted stock unit awards may be settled in cash, shares of our common stock or a combination of the two, as determined by the plan administrator in its discretion.

Performance Awards

Performance awards include performance share awards and performance unit awards that are granted subject to vesting or payment, as applicable, based on the attainment of specified performance objectives prescribed by the plan administrator during a performance period. Once earned, a performance award may be settled in cash, shares of our common stock or a combination of the two, as determined by the plan administrator in its discretion. Performance share awards may receive dividend equivalents, however no such dividend equivalents may be paid before the underlying performance share awards are earned and vested.

Other Stock-Based Awards

The plan administrator will be authorized to grant other stock-based awards in such amounts and subject to such terms and conditions as the plan administrator may determine.

Minimum Vesting Requirement

Effective January 1, 2022, at least 95% of the shares of our common stock available to be issued or acquired and delivered under the DT Midstream LTIP will be subject to a vesting or exercise requirement of at least one year of service following the grant of the award.

Changes in Capitalization

If there is a change in our corporate capitalization as a result of a stock dividend, stock split-up, subdivision, consolidation, recapitalization, merger, spin-off, combination, repurchase or exchange of stock, reorganization, liquidation, dissolution or any other non-recurring dividends or distribution or any other event that, in the judgment of the Committee, necessitates adjustment and the Committee determines an adjustment is equitably required, then the plan administrator will make such adjustments as it deems necessary or appropriate in order to prevent dilution or enlargement of benefits under the DT Midstream LTIP, including adjusting the number and class of securities reserved for issuance under the DT Midstream LTIP; the number, class of securities and price covered by awards then outstanding under the DT Midstream LTIP; and the numerical limits applicable to shares of our common stock available for issuance under the DT Midstream LTIP, incentive stock options and shares that may be granted to non-employee members of our Board. The Committee will determine the method and manner by which to effect any such equitable adjustment, including replacing any outstanding awards with alternative consideration.

Change in Control

In the event of a change in control, the surviving or acquiring entity may choose either to continue the DT Midstream LTIP and maintain all outstanding awards or to adopt a comparable equity compensation plan and grant new awards in substitution for outstanding awards under the DT Midstream LTIP. If the surviving or acquiring entity does not continue or substitute the outstanding awards, then, as of the date of the change in control, (i) all stock options and SARs will become fully exercisable, (ii) all restricted stock awards will become non-forfeitable and transferable, (iii) all restricted stock unit awards will become non-forfeitable and (iv) all performance shares and performance units will be earned based on the greater of target or actual performance levels through the date of the change in control. Generally, if the surviving or acquiring entity does continue or substitute the outstanding awards and, within two years thereafter, a participant’s employment or service is terminated by us without cause (as such term is defined in the DT Midstream LTIP) (other than due to death, disability or pursuant to our mandatory retirement policy) or by the participant for good reason (as such term is defined in the DT Midstream LTIP), then, as of the date of such termination, (i) all stock options and SARs will become fully exercisable, (ii) all restricted stock awards will become non-forfeitable and transferable, (iii) all restricted stock unit awards will become non-forfeitable and (iv) all performance shares and performance units will be earned based on the greater of target or actual performance levels through the date of termination.

Generally, a change in control occurs for purposes of the DT Midstream LTIP if (i) we or our assets are acquired by another company or we merge with another company and less than 50% of the voting power of the new or acquiring company’s voting securities is held by holders of our voting stock immediately prior to the transaction; (ii) any person (as defined in Section 13(d) and 14(d) of the Exchange Act) becomes the beneficial owner (as defined in Rule 13d-3 of the Exchange Act) of 30% or more of the total voting power of our voting securities; (iii) our shareholders approve a liquidation or dissolution or (iv) within a twelve-month period, our incumbent directors (or new directors approved by our incumbent directors) cease to represent a majority of the Board.

Term and Amendments

The DT Midstream LTIP has a term of ten years. Our Board may amend the plan or terminate it at any time, subject to shareholder approval of any amendment to materially increase the aggregate number of shares of common stock that may be issued or delivered under the plan; reduce the price at which an option is exercisable or otherwise reprice or reoffer substitute options with a lower exercise price; change the types of awards that may be granted; expand the classes of eligible participants; or that otherwise requires the approval of our shareholders to comply with applicable law or the rules of the any stock exchange on which our shares are listed.

Clawback/Forfeiture

DT Midstream LTIP awards may be subject to clawback or forfeiture in the event of an accounting restatement due to material non-compliance with federal securities laws and based on a determination of our Committee. We may recover any excess awards as a result of the restatement from any of our current or former participants who received awards during the three-year period preceding the date on which we are required to prepare an accounting restatement, in accordance with applicable law and regulations, or we may cancel an outstanding award if it was granted based on financial results that were reduced in a subsequent restatement. In addition, award agreements under the DT Midstream LTIP will provide that in the event a participant violates a confidentiality, non-competition or non-solicitation covenant set forth in any agreement between us and such participant, any outstanding awards as of such time will immediately be forfeited.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

As of the date of this Information Statement, DTE Energy beneficially owns all the outstanding shares of our common stock. After the Spin-Off, DTE Energy will not own any shares of our common stock.

The following tables provide information regarding the anticipated beneficial ownership of our common stock at the time of the Distribution. Except as otherwise noted below, we based the share amounts on each person’s beneficial ownership of DTE Energy common stock on March 31, 2021, giving effect to a distribution ratio pursuant to which, for every two shares of DTE Energy common stock he, she or it held, one share of our common stock will be distributed. Immediately following the Spin-Off, we estimate that 96,863,680 shares of our common stock will be issued and outstanding, based on the approximately 193,727,361 shares of DTE Energy shares of common stock outstanding on March 31, 2021. The actual number of shares of our common stock outstanding following the Spin-Off will be determined on [                ], 2021, which we refer to as the “Record Date.”

To the extent our directors and executive officers own DTE Energy common stock at the Record Date of the Spin-Off, they will participate in the Distribution on the same terms as other holders of DTE Energy common stock.

Share Ownership Information for Directors and Officers

The following table shows the number of shares of DT Midstream common stock expected to be beneficially owned by our current directors, named executive officers and directors and executive officers as a group immediately following the Distribution based on the assumptions set forth above. None of these individuals, or the group as a whole, would be expected to beneficially own more than 1 percent of our common stock immediately following the Distribution. Except as otherwise noted in the footnotes below, each person or entity identified in the table has sole voting and investment power with respect to the securities he, she or it holds.

Directors and Executive Officers	Common Stock(1)	Phantom Stock	Other Shares That May be Acquired Within 60 days	Total Shares Beneficially Owned
Stephen Baker	—	—	—	—
Jeffrey Jewell	6,872	—	—	6,872
Wright Lassiter III	—	—	—	—
Elaine Pickle	—	—	—	—
Richard Redmond	1,193	—	—	1,193
Robert Skaggs, Jr.	508	—	—	508
David Slater	14,102	—	—	14,102
Peter Tumminello	—	—	—	—
Dwayne Wilson	—	—	—	—
All directors and executive officers as a group (11 persons)				29,764

(1) Includes directly held common stock held pursuant to the DTE Energy Company Savings and Stock Ownership Plan (tax-qualified 401(k) plan).

Certain Beneficial Owners

The following table shows all holders known to DT Midstream that are expected to be beneficial owners of more than 5 percent of the outstanding shares of DT Midstream common stock immediately following the completion of the Distribution based on the assumptions set forth above.

Name and Address	Shares		Percent of Class
The Vanguard Group, Inc.	10,797,189	(1)	11.15%
100 Vanguard Blvd.
Malvern, Pennsylvania 19355

Capital World Investors	10,573,541	(2)	10.92%
333 South Hope Street, 55th Fl
Los Angeles, California 90071

BlackRock, Inc.	7,322,213	(3)	7.56%
55 East 52nd Street
New York, New York 10055

(1)

The information regarding the beneficial ownership of The Vanguard Group, Inc. is based on a Schedule 13G/A filed by such shareholder on February 10, 2021 reporting beneficial ownership of 21,594,379 shares of DTE Energy common stock. Based on the information contained in such Schedule 13G/A, it is anticipated that The Vanguard Group, Inc. will be deemed to (i) have shared voting power with respect to 156,970 shares of our common stock, sole dispositive power with respect to 10,375,604 shares of our common stock and shared dispositive power with respect to 421,585 shares of our common stock and (ii) beneficially own 10,797,189 shares of our common stock.

(2)

The information regarding the beneficial ownership of Capital World Investors is based on a Schedule 13G filed by such shareholder on February 16, 2021 reporting beneficial ownership of 21,147,082 shares of DTE Energy common stock. Based on the information contained in such Schedule 13G, it is anticipated that Capital World Investors will be deemed to (i) have sole dispositive power with respect to 10,573,541 shares of our common stock and sole voting power with respect to 10,573,541 shares of our common stock and (ii) beneficially own 10,573,541 shares of our common stock.

(3)

The information regarding the beneficial ownership of BlackRock, Inc. is based on a Schedule 13G/A filed by such shareholder on February 5, 2021 reporting beneficial ownership of 14,644,427 shares of DTE Energy common stock. Based on the information contained in such Schedule 13G/A, it is anticipated that BlackRock, Inc. will be deemed to (i) have sole dispositive power with respect to 7,322,213 shares of our common stock and sole voting power with respect to 6,541,815 shares of our common stock and (ii) beneficially own 7,322,213 shares of our common stock.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Agreements with DTE Energy

Following the Spin-Off, we and DTE Energy will operate independently, and neither will have any ownership interest in the other. In order to govern the ongoing relationships between us and DTE Energy after the Spin-Off and to facilitate an orderly transition, we intend to enter into a series of agreements with DTE Energy to effect the Spin-Off, to provide a framework for the relationship between DT Midstream and DTE Energy after the separation and to provide for various services and rights and obligations following the Spin-Off, in each case, pursuant to which we and DTE Energy will agree to indemnify each other against certain liabilities arising from our respective businesses. The following summarizes the terms of the material agreements we expect to enter into with DTE Energy. The summaries of these agreements are qualified in their entirety by reference to the full text of the applicable agreements, which are included as exhibits to our Registration Statement on Form 10, of which this Information Statement is a part.

Separation and Distribution Agreement

We intend to enter into a Separation and Distribution Agreement with DTE Energy before the Distribution. The Separation and Distribution Agreement will set forth our agreements with DTE Energy regarding the principal actions to be taken in connection with the Spin-Off. It will also set forth other agreements that govern aspects of our relationship with DTE Energy following the Spin-Off.

Transfer of Assets and Assumption of Liabilities. The Separation and Distribution Agreement will identify certain transfers of assets and assumptions of liabilities that are necessary in advance of our separation from DTE Energy so that we and DTE Energy retain the assets of, and the liabilities associated with, our respective businesses. The Separation and Distribution Agreement will also provide for the settlement or extinguishment of certain liabilities and other obligations between us and DTE Energy. In particular, the Separation and Distribution Agreement will generally provide that:

•	all of the assets of the Midstream Business not already owned by us and owned by DTE Energy prior to the Distribution will be transferred to us;

•

all of the assets of the businesses and operations conducted by DTE Energy, other than the Midstream Business, not already owned by DTE Energy and owned by us prior to the Distribution will be transferred to DTE Energy;

•	all of the liabilities (whether accrued, contingent or otherwise) of the Midstream Business that are obligations of DTE Energy prior to the Distribution will be assumed by us;

•

all of the liabilities (whether accrued, contingent or otherwise) of the business and operations conducted by DTE Energy, other than the Midstream Business, that are our obligations prior to the Distribution will be assumed by DTE Energy; and

•

allocation of tax- and employee-related assets and liabilities will be addressed separately in a Tax Matters Agreement and Employee Matters Agreement, respectively. For more information, see the sections entitled “—Tax Matters Agreement” and “—Employee Matters Agreement” beginning on pages 175 and 175, respectively, of this Information Statement.

Internal Transactions. The Separation and Distribution Agreement will describe certain actions related to our separation from DTE Energy that will occur prior to the Distribution.

Intercompany Arrangements. All agreements, arrangements, commitments and understandings, including most intercompany accounts payable or accounts receivable, between us, on the one hand, and DTE Energy, on the other hand, will terminate or will be settled effective as of the Distribution, except specified agreements and arrangements that are intended to survive the Distribution.

Shared Contracts. We and DTE Energy will agree to use reasonable best efforts to cooperate to divide, partially assign, modify or replicate all agreements relating in a material respect to both our Midstream Business and DTE Energy’s businesses such that we shall be the beneficiary of the rights and responsible for the obligations of that portion of the agreement relating to the Midstream Business and DTE Energy shall be the beneficiary of the rights and responsible for the obligations of that portion of the agreement relating to DTE Energy’s businesses.

Credit Support. We will agree to use reasonable best efforts to arrange, prior to the Distribution, for the replacement of all guarantees, covenants, indemnities, surety bonds, letters of credit or similar assurances of credit support currently provided by or through DTE Energy or any of its affiliates for the benefit of us or any of our affiliates, except specified credit support instruments that are intended to survive the Distribution. To the extent we are not able to replace any such credit support, we will agree, and will agree to cause any of our subsidiaries that has assumed the liability with respect to such credit support instrument, to indemnify DTE Energy for such liability.

Representations and Warranties. In general, neither we nor DTE Energy will make any representations or warranties regarding any assets or liabilities transferred or assumed, the sufficiency of any such assets to operate the respective businesses, any consents or approvals that may be required in connection with these transfers or assumptions or the Spin-Off, the value of, or freedom from any lien or other security interest in, any assets transferred, the absence of any defenses relating to any claim of either party or the legal sufficiency of any conveyance documents. Except as expressly set forth in the Separation and Distribution Agreement, all assets will be transferred on an “as is,” “where is” basis.

Information in this Information Statement with respect to the assets and liabilities of DT Midstream and DTE Energy following the Distribution is presented based on the allocation of such assets and liabilities pursuant to the Separation and Distribution Agreement and the ancillary agreements, unless the context otherwise requires. The Separation and Distribution Agreement provides that, in the event that the transfer or assignment of certain assets or liabilities to DT Midstream or DTE Energy, as applicable, does not occur prior to the Distribution, then until such assets or liabilities are able to be transferred or assigned, DT Midstream or DTE Energy, as applicable, will hold such assets for the use and benefit of the other party and retain such liabilities for the account and at the expense of the other party, provided that the other party will reimburse DT Midstream or DTE Energy, as applicable, for reasonable out-of-pocket expenses incurred in connection with the holding of such assets or the retention of such liabilities.

Further Assurances. The parties will use reasonable best efforts to effect any transfers contemplated by the Separation and Distribution Agreement that have not been consummated prior to the Distribution as promptly as practicable following the Distribution Date. In addition, the parties will use reasonable best efforts to effect any transfer or re-transfer of any asset or any assumption of liability that was improperly transferred or retained as promptly as reasonably practicable following the Distribution.

The Distribution. The Separation and Distribution Agreement will govern DTE Energy’s and our respective rights and obligations regarding the proposed Distribution. Prior to the Distribution, DTE Energy will deliver all the issued and outstanding shares of our common stock to the distribution agent. Following the Distribution Date, the distribution agent will electronically deliver the shares of our common stock to DTE Energy shareholders based on the distribution ratio. DTE Energy’s board of directors, which we refer to as the “DTE Energy Board,” will have the sole and absolute discretion to determine the terms of, and whether to proceed with, the Distribution.

Conditions. The Separation and Distribution Agreement will also provide that several conditions must be satisfied or waived by DTE Energy in its sole and absolute discretion before the Distribution can occur. For further information about these conditions, see the section entitled “The Spin-Off—Conditions to the Spin-Off” beginning on page 81 of this Information Statement. The DTE Energy Board may, in its sole and absolute discretion, determine the Record Date, the Distribution Date and the terms of the Spin-Off and may at any time prior to the completion of the Spin-Off decide to abandon or modify the Spin-Off.

Exchange of Information. We and DTE Energy will agree to provide each other with information reasonably necessary to comply with reporting, disclosure, filing or other requirements of any national securities exchange or governmental authority, for use in judicial, regulatory, administrative and other proceedings and to satisfy audit, accounting, litigation and other similar requests. We and DTE Energy will also agree to use reasonable best efforts to retain such information in accordance with our respective record retention policies as in effect on the date of the Separation and Distribution Agreement. Each party will also agree to use its reasonable best efforts to assist the other with its financial reporting and audit obligations for an agreed period of time.

Termination. The DTE Energy Board, in its sole and absolute discretion, may terminate the Separation and Distribution Agreement at any time prior to the Distribution.

Release of Claims. We and DTE Energy will each agree to release the other and its affiliates, successors and assigns, and all persons that prior to the Distribution have been the other’s shareholders, directors, officers, members, agents and employees, and their respective heirs, executors, administrators, successors and assigns, from any claims against any of them that arise out of or relate to events, circumstances or actions occurring or failing to occur or any conditions existing at or prior to the time of the Distribution. These releases will be subject to exceptions set forth in the Separation and Distribution Agreement.

Indemnification. We and DTE Energy will each agree to indemnify the other and each of the other’s former and current directors, officers and employees, and each of the heirs, executors, successors and assigns of any of them, against certain liabilities incurred in connection with the Spin-Off and our and DTE Energy’s respective businesses. The amount of either DTE Energy’s or our indemnification obligations will be reduced by any insurance proceeds the party being indemnified receives. The Separation and Distribution Agreement will also specify procedures regarding claims subject to indemnification.

Transition Services Agreement

We intend to enter into a Transition Services Agreement pursuant to which DTE Energy will provide us with specified services for a limited time to help ensure an orderly transition following the Distribution. The services to be provided will include certain accounting, tax, legal, human resources, information technology, investor relations, treasury, federal affairs, environment & safety, gas operations, other shared facilities and other general, administrative and operational services.

The Transition Services Agreement will specify the calculation of our costs for these services. The agreed upon charges for such services are generally intended to allow the service provider to recover all costs and expenses of providing such services. The cost of these services will be negotiated between us and DTE Energy and may not necessarily be reflective of prices that we could have obtained for similar services from an independent third party.

The Transition Services Agreement will terminate on the expiration of the term of the last service provided under it, which will be no longer than 24 months following the Distribution Date. We and DTE Energy will each generally be able to terminate a particular service prior to its scheduled expiration date in the event of the other party’s uncured material breach with respect to such service, and we may terminate one or more services to be provided under the Transition Services Agreement for convenience, subject generally to a minimum notice period of 30 or 90 days, depending on the original length of service.

We have agreed to indemnify DTE Energy and each of its former and current directors, officers and employees, and each of the heirs, executors, successors and assigns of any of them from any liabilities to the extent arising out of DTE Energy’s provision of the services unless such damages are the result of DTE Energy’s breach of the Transition Services Agreement, violation of law or third-party rights, gross negligence or willful misconduct in providing services. The cumulative liability of DTE Energy in its capacity as service provider under the Transition Services Agreement will be limited to the aggregate amount paid to it for services under such agreement.

Tax Matters Agreement

We intend to enter into a Tax Matters Agreement with DTE Energy that will govern the respective rights, responsibilities and obligations of DTE Energy and us after the Spin-Off with respect to all tax matters (including tax liabilities, tax attributes, tax returns and tax contests).

The Tax Matters Agreement generally will provide that we will indemnify DTE Energy for any taxes resulting from the failure of any step of the Spin-Off or the Internal Transactions to qualify for its intended tax treatment under U.S. Federal income tax laws, if such taxes result from (1) untrue representations or breaches of covenants that we will make and agree to in connection with the Spin-Off, (2) the application of certain provisions of U.S. Federal income tax law to the Spin-Off, including Section 355(e) of the Code, or (3) any other action or omission that we know or reasonably should expect would give rise to such taxes. DTE Energy will have the exclusive right to control the conduct of any audit or contest relating to these taxes, but will not be permitted to settle any such audit or contest without our consent (which we may not unreasonably withhold or delay).

With respect to taxes other than those incurred in connection with the Spin-Off, the Tax Matters Agreement generally will provide that we will indemnify DTE Energy for any taxes of ours or our subsidiaries for all periods, except to the extent such taxes are reported on tax returns for a consolidated, combined, unitary or other group that includes DTE Energy or any of its subsidiaries. As a member of DTE Energy’s consolidated U.S. Federal income tax group, we have (and will continue to have following the Spin-Off) joint and several liability with DTE Energy to the IRS for the consolidated U.S. Federal income taxes of the DTE Energy group relating to the taxable periods in which we were part of the group.

The Tax Matters Agreement will impose certain restrictions on us (including restrictions on share issuances and repurchases, business combinations, sales of assets and similar transactions) that will be designed to preserve the tax-free nature of the Spin-Off. These restrictions will apply for the two-year period after the Spin-Off. Under the Tax Matters Agreement, these restrictions will apply unless we obtain an opinion from counsel or a ruling from the IRS (in each case satisfactory to DTE Energy) or obtain consent from DTE Energy. These restrictions may limit our ability to pursue strategic transactions that may maximize the value of our business, and might discourage or delay a strategic transaction that our shareholders may consider favorable.

Employee Matters Agreement

We intend to enter into an Employee Matters Agreement with DTE Energy that will address certain employment, compensation and benefits matters, including the allocation and treatment of certain assets and liabilities relating to our employees and compensation and benefit plans and programs in which our employees participate prior to the Spin-Off. In connection with the Spin-Off, we will provide compensation and benefit plans and programs in which our employees will participate going forward.

Allocation of Liabilities. Except as specifically provided in the Employee Matters Agreement, DTE Energy will generally remain responsible for all liabilities in respect of our employees under the existing DTE Energy benefit plans. Our employees will cease active participation in DTE Energy’s defined contribution, defined benefit pension and deferred compensation plans and DTE Energy will distribute vested balances to our employees under such plans in accordance with the terms of the applicable plan. Following the Spin-Off, we will generally be responsible for all employment-related liabilities in respect of our employees other than liabilities arising prior to the Spin-Off under the DTE Energy benefit plans.

Retirement Plans. The Employee Matters Agreement will provide that we will establish a 401(k) defined contribution plan in connection with the Spin-Off, into which our employees may elect to direct rollovers of their account balances from DTE Energy’s 401(k) defined contribution plan.

Health and Welfare Plans. The Employee Matters Agreement will also provide that we will establish welfare plans, including health and dental plans but excluding retiree welfare plans, for the benefit of our employees. Except as provided in the Employee Matters Agreement, DTE Energy will generally remain responsible for any liabilities incurred by our employees prior to the Spin-Off under DTE Energy’s welfare plans, and will retain the assets and liabilities related to DTE Energy’s retiree welfare plans.

Treatment of Equity-Based Awards. For a description of the expected treatment of DTE Energy equity awards in connection with the Spin-Off, see the section entitled “The Spin-Off—Treatment of Outstanding Equity-Based Awards” beginning on page 72 of this Information Statement.

Ongoing Commercial Agreements

In addition to the above agreements, we are also currently party to, or intend to enter into, various other agreements with DTE Energy and its subsidiaries, including certain pipelines, gathering and storage services and operating and maintenance agreements, that are intended to continue post-Distribution subject to their existing terms or terms and conditions to be negotiated and agreed to. We do not consider these agreements to be material to DTE Energy and its subsidiaries.

Other Arrangements

Prior to the Spin-Off, we have had various other arrangements with DTE Energy, including arrangements whereby DTE Energy performed various corporate functions for us, such as accounting, auditing, communications, tax, legal and ethics and compliance program administration, human resources, information technology, insurance, investor relations, risk management, treasury, other shared facilities and other general, administrative and limited operational functions.

As described in more detail in the section above entitled “—Separation and Distribution Agreement” beginning on page 172 of this Information Statement, these arrangements, other than those contemplated pursuant to the Transition Services Agreement, will generally be terminated in connection with the Spin-Off. We do not consider these arrangements with DTE Energy to be material.

Related Party Transactions

Robert Skaggs, Jr., who will be a member of our Board of Directors, which we refer to as the “Board,” also serves on the DTE Energy Board and may be required to recuse himself from deliberations relating to these arrangements and other arrangements between us and DTE Energy in the future, due to potential conflicts of interest.

Policy and Procedures Governing Related Person Transactions

Prior to the completion of the Spin-Off, our Board will adopt a written policy regarding the review, approval and ratification of transactions with related persons as set forth in our Corporate Governance Committee Charter and the Code of Business Conduct and Ethics.

We anticipate that this policy will provide that our Corporate Governance Committee review each of DT Midstream’s transactions in which any “related person” had, has or will have a direct or indirect material interest. In general, “related persons” are our directors, director nominees, executive officers and shareholders beneficially owning more than 5% of our outstanding common stock and immediate family members or certain affiliated entities of any of the foregoing persons. We expect that our Corporate Governance Committee will approve or ratify only those transactions that are fair and reasonable to DT Midstream and in DT Midstream and its shareholders’ best interests.

A director may not be involved in a business transaction in which the director has a conflict of interest with DT Midstream. Anything that could present a conflict of interest for a director may also present a conflict of interest if it is related to a member of his or her immediate family. Because potential conflicts of interest may not always be clear cut, directors, individuals subject to Section 16 of the Securities Exchange Act of 1934 and senior executive officers will be expected to disclose any material transaction or relationship that involves, or may involve, a conflict of interest or potential conflict of interest with DT Midstream promptly to the chair of DT Midstream’s Corporate Governance Committee or the Executive Chairman of the Board, who may consult with legal counsel, as appropriate.

DESCRIPTION OF OUR INDEBTEDNESS

In connection with the Spin-Off, DT Midstream expects to incur indebtedness in the aggregate principal amount of approximately $3.10 billion in the form of senior notes and a term loan, the net proceeds of which will be distributed to DTE Energy prior to the consummation of the Spin-Off. We also expect to enter into a $750 million revolving credit facility for working capital and other cash flow needs. The terms of such indebtedness are subject to change and will be finalized prior to the consummation of the Spin-Off.

DESCRIPTION OF OUR CAPITAL STOCK

General

Prior to the Distribution Date, DTE Energy, as our sole shareholder, will approve and adopt our Amended and Restated Certificate of Incorporation, and our Board of Directors, which we refer to as the “Board,” will approve and adopt our Amended and Restated Bylaws. The following summarizes information concerning our capital stock, including material provisions of our Amended and Restated Certificate of Incorporation, our Amended and Restated Bylaws and certain provisions of Delaware law. You are encouraged to read the forms of our Amended and Restated Certificate of Incorporation and our Amended and Restated Bylaws, which will be filed as exhibits to our Registration Statement on Form 10, of which this Information Statement is part, for greater detail with respect to these provisions.

Distribution of Securities

During the past three years, we have not sold any securities, including sales of reacquired securities, new issues, securities issued in exchange for property, services or other securities, and new securities resulting from the modification of outstanding securities that were not registered under the Securities Act of 1933, which we refer to as the “Securities Act.”

Authorized Capital Stock

Immediately following the Spin-Off, our authorized capital stock will consist of 550,000,000 shares of common stock, par value $0.01 per share and 50,000,000 shares of preferred stock, par value $0.01 per share.

Common Stock

Shares Outstanding. Immediately following the Spin-Off, we estimate that approximately 96,863,680 shares of our common stock will be issued and outstanding, based on approximately 193,727,361 shares of DTE Energy common stock outstanding as of March 31, 2021. The actual number of shares of our common stock outstanding immediately following the Spin-Off will depend on the actual number of shares of DTE Energy common stock outstanding on the Record Date, and will reflect any issuance of new shares or exercise of outstanding options pursuant to DTE Energy’s equity plans on or prior to the Record Date.

Dividends. Holders of shares of our common stock will be entitled to receive dividends when, as and if declared by our Board at its discretion out of funds legally available for that purpose, subject to the preferential rights of any preferred stock that may be outstanding. Following the Distribution, we expect that DT Midstream will initially pay a regular cash dividend on a quarterly basis in an amount based on a dividend coverage ratio of approximately 2.00:1.00. The dividend coverage ratio represents the total Distributable Cash Flow divided by total dividends paid to shareholders. However, the timing, declaration, amount of and payment of any dividends will be within the discretion of our Board and will depend upon many factors, including our financial condition, earnings, capital requirements of our operating subsidiaries, covenants associated with certain of our debt service obligations, legal requirements, regulatory constraints, industry practice, ability to access capital markets and other factors deemed relevant by our Board. Moreover, if as expected we determine to initially pay a dividend following the Distribution, there can be no assurance that we will continue to pay dividends in the same amounts or at all thereafter. We have not adopted, and do not currently expect to adopt, a separate written dividend policy to reflect our Board’s policy. See the sections entitled “Dividend Policy” and “Risk Factors—Risks Relating to Our Common Stock—We cannot assure that we will pay dividends on our common stock, and our indebtedness may limit our ability to pay dividends on our common stock” beginning on pages 84 and 62, respectively, of this Information Statement. Distributable Cash Flow is a non-GAAP financial measure. See the section entitled “Selected Historical Financial Data—Non-GAAP Financial Information” beginning on page 87 of this Information Statement for its definition and a reconciliation to the most directly comparable GAAP measure.

Voting Rights. The holders of our common stock will be entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders.

Other Rights. Subject to the preferential liquidation rights of any preferred stock that may be outstanding, upon our liquidation, dissolution or winding-up, the holders of our common stock will be entitled to share ratably in our assets legally available for distribution to our shareholders.

Fully Paid. The issued and outstanding shares of our common stock are fully paid and non-assessable. Any additional shares of common stock that we may issue in the future will also be fully paid and non-assessable.

The holders of our common stock will not have preemptive rights or preferential rights to subscribe for shares of our capital stock.

Preferred Stock

Our Amended and Restated Certificate of Incorporation will authorize our Board to designate and issue from time to time one or more series of preferred stock without shareholder approval. Our Board may fix and determine the designation, relative rights, preferences and limitations of the shares of each such series of preferred stock. There are no present plans to issue any shares of preferred stock.

Certain Provisions of Delaware Law, Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

Certain provisions in our proposed Amended and Restated Certificate of Incorporation and our proposed Amended and Restated Bylaws summarized below may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a shareholder might consider to be in its best interests, including attempts that might result in a premium being paid over the market price for the shares held by shareholders. These provisions are intended to enhance the likelihood of continuity and stability in the composition of our Board and in the policies formulated by our Board and to discourage certain types of transactions that may involve an actual or threatened change of control. These include provisions that:

•	until the third annual meeting of the shareholders, classify our directors into three classes with staggered terms;

•	prevent our shareholders from calling a special meeting or acting by written consent;

•	require advance notice of any shareholder nomination for the election of directors or any shareholder proposal;

•	provide for a plurality voting standard in director elections;

•	until the third annual meeting of the shareholders, prevent removal of our directors by our shareholders other than for cause;

•	authorize only our Board to fill director vacancies and newly created directorships;

•	authorize our Board to adopt, amend or repeal our Amended and Restated Bylaws without shareholder approval; and

•	authorize our Board to issue one or more series of “blank check” preferred stock.

Section 203 of the Delaware General Corporate Law, which we refer to as the “DGCL,” prohibits a Delaware corporation from engaging in a business combination with any interested stockholder for a period of three years following the date the person became an interested stockholder, subject to certain exceptions. In general, Section 203 of the DGCL defines an “interested stockholder” as an entity or person who, together with the entity’s or person’s affiliates, beneficially owns, or is an affiliate of the corporation and within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation. A Delaware corporation may “opt out” of these provisions with an express provision in its certificate of incorporation. We have not opted out of Section 203 of the DGCL in our Amended and Restated Certificate of Incorporation.

Limitation on Liability of Directors and Indemnification of Directors and Officers

Under Delaware law, a corporation may indemnify any individual made a party or threatened to be made a party to any type of proceeding, other than an action by or in the right of the corporation, because he or she is or was an officer, director, employee or agent of the corporation or was serving at the request of the corporation as an officer, director, employee or agent of another corporation or entity against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such proceeding if (i) he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation or (ii) in the case of a criminal proceeding, he or she had no reasonable cause to believe that his or her conduct was unlawful. A corporation may indemnify any individual made a party or threatened to be made a party to any threatened, pending or completed action or suit brought by or in the right of the corporation because he or she was an officer, director, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or other entity, against expenses actually and reasonably incurred in connection with such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, provided that such indemnification will be denied if the individual is found liable to the corporation unless, in such a case, the court determines the person is nonetheless entitled to indemnification for such expenses. A corporation must indemnify a present or former director or officer who successfully defends himself or herself in a proceeding to which he or she was a party because he or she was a director or officer of the corporation against expenses actually and reasonably incurred by him or her. Expenses incurred by an officer or director, or any employees or agents as deemed appropriate by the board of directors, in defending civil or criminal proceedings may be paid by the corporation in advance of the final disposition of such proceedings upon receipt of an undertaking by or on behalf of such director, officer, employee or agent to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by the corporation. The Delaware law regarding indemnification and expense advancement is not exclusive of any other rights which may be granted by our Amended and Restated Certificate of Incorporation or our Amended and Restated Bylaws, a vote of shareholders or disinterested directors, agreement or otherwise.

Under Delaware law, termination of any proceeding by conviction or upon a plea of nolo contendere or its equivalent does not, of itself, create a presumption that such person is prohibited from being indemnified.

Delaware law permits a corporation to adopt a provision in its certificate of incorporation eliminating or limiting the personal liability of a director, but not an officer, in his or her capacity as such, to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director, except that such provision may not limit the liability of a director for (i) any breach of the director’s duty of loyalty to the corporation or its shareholders, (ii) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) unlawful payment of dividends or stock purchases or redemptions or (iv) any transaction from which the director derived an improper personal benefit. Our Amended and Restated Certificate of Incorporation will provide that, to the fullest extent permitted under Delaware law, no DT Midstream director shall be liable to us or our shareholders for monetary damages for breach of fiduciary duty as a director.

Our Amended and Restated Certificate of Incorporation will require indemnification, to the fullest extent permitted under Delaware law, of any person who is or was a director or officer of DT Midstream or any of its direct or indirect wholly owned subsidiaries and who is or was a party or is threatened to be made a party to, or was or is otherwise directly involved in (including as a witness), any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director or officer of DT Midstream or any direct or indirect wholly owned subsidiary of DT Midstream, or is or was serving at the request of DT Midstream as a director, officer, trustee, employee, partner, member or agent of another corporation or of a partnership, limited liability company, joint venture, trust, employee benefit plan or other enterprise, whether the basis of such proceeding is alleged action in an official capacity or in any other capacity, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding; provided that the foregoing shall not apply to a director or officer with respect to a proceeding that was commenced by such director or officer except under certain circumstances.

In addition, our Amended and Restated Certificate of Incorporation will provide that expenses incurred by or on behalf of a current or former director or officer in connection with defending or otherwise participating in any action, suit or proceeding will be advanced to the director or officer by us upon the request of the director or officer, which request will include an undertaking by or on behalf of the director or officer to repay the amounts advanced if ultimately it is determined that the director or officer was not entitled to be indemnified against the expenses.

The indemnification rights to be provided in our Amended and Restated Certificate of Incorporation will not be exclusive of any other right to which persons seeking indemnification may otherwise be entitled.

As permitted by Delaware law, our Amended and Restated Certificate of Incorporation will authorize us to purchase and maintain insurance to protect any current or former director or officer against claims and liabilities that such persons may incur in such capacities.

Exclusive Forum

Our Amended and Restated Certificate of Incorporation will provide that, in all cases to the fullest extent permitted by law, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of DT Midstream, (ii) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any current or former director, officer or other employee or shareholder of DT Midstream to DT Midstream or DT Midstream shareholders, (iii) any action or proceeding asserting a claim arising pursuant to, or seeking to enforce any right, obligation or remedy under, any provision of Delaware law or DT Midstream’s Amended and Restated Certificate of Incorporation or DT Midstream’s Amended and Restated Bylaws (with respect to each, as may be amended from time to time), (iv) any action or proceeding asserting a claim governed by the internal affairs doctrine or any other action asserting an “internal corporate claim” as that term is defined in Section 115 of the DGCL or (v) any action or proceeding as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware. However, if and only if the Court of Chancery of Delaware does not have jurisdiction, the action or proceeding may be brought in any other state or U.S. federal court located within the State of Delaware. Further, this exclusive forum provision will not apply to suits brought to enforce a duty or liability created by the Securities Exchange Act of 1934, which we refer to as the “Exchange Act,” or the Securities Act of 1933, which we refer to as the “Securities Act,” except that it may apply to such suits if brought derivatively on behalf of DT Midstream. There is, however, uncertainty as to whether a court would enforce such provision in connection with suits to enforce a duty or liability created by the Exchange Act or the Securities Act if brought derivatively on behalf of DT Midstream, and DT Midstream shareholders will not be deemed to have waived our compliance with the U.S. federal securities laws and the rules and regulations thereunder.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock will be Equiniti Trust Company, which we also refer to as “EQ Shareowner Services” in this Information Statement.

New York Stock Exchange Listing

We intend to list our common stock on the New York Stock Exchange under the ticker symbol “DTM.”

WHERE YOU CAN FIND MORE INFORMATION

We have filed a Registration Statement on Form 10 with the SEC with respect to the shares of our common stock that DTE Energy’s shareholders will receive in the Distribution, as contemplated by this Information Statement. This Information Statement is a part of, and does not contain all the information set forth in, the Registration Statement and the other exhibits and schedules to the Registration Statement. For further information with respect to us and our common stock, please refer to the Registration Statement, including its other exhibits and schedules. Statements we make in this Information Statement relating to any contract or other document are not necessarily complete, and you should refer to the exhibits attached to the Registration Statement for copies of the actual contract or document.

As a result of the Spin-Off, we will become subject to the information and reporting requirements of the Securities Exchange Act of 1934, which we refer to as the “Exchange Act,” and, in accordance with the Exchange Act, we will file periodic reports, proxy statements and other information with the SEC. The SEC maintains a website, www.sec.gov, that contains periodic reports, proxy statements and information statements and other information regarding issuers, like us, that file electronically with the SEC. The Registration Statement, including its exhibits and schedules, and the periodic reports, proxy statements and information statements and other information that we file electronically with the SEC will be available for inspection and copying at the SEC’s website.

You can also find a copy of the Registration Statement and our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports, in each case, filed with or furnished to the SEC pursuant to the Exchange Act, on our website, www.DTMidstream.com (which we expect to be operational on or prior to the Distribution Date), which we will make available free of charge as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC.

Information contained on, or connected to, any website we refer to in this Information Statement does not and will not constitute a part of this Information Statement or the Registration Statement of which this Information Statement is a part.

We intend to furnish holders of our common stock with annual reports containing financial statements prepared in accordance with GAAP and audited and reported on, with an opinion expressed, by an independent registered public accounting firm.

You should rely only on the information contained in this Information Statement or to which this Information Statement has referred you. We have not authorized any person to provide you with different information or to make any representation not contained in this Information Statement.

DT Midstream, Inc. Consolidated Financial Statements

Formerly known as DTE Gas Enterprises, LLC

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

DTE Energy Company

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of DT Midstream, Inc., formerly known as DTE Gas Enterprises, LLC, and its subsidiaries (the “Company”) as of December 31, 2020 and 2019, and the related consolidated statements of operations, of comprehensive income, of changes in member’s equity and of cash flows for each of the three years in the period ended December 31, 2020, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Detroit, Michigan

March 19, 2021

We have served as the Company’s auditor since 2020.

DT Midstream, Inc. Consolidated Financial Statements

Formerly known as DTE Gas Enterprises, LLC

Consolidated Statements of Operations

(in millions)

	Years Ended December 31,
	2020	2019	2018
Revenues
Operating revenues	$754	$504	$485
Operating Expenses
Operation and maintenance	175	141	122
Depreciation and amortization	152	93	81
Taxes other than income	15	8	9
Asset (gains) losses and impairments, net	(2)	1	—

Operating Income	414	261	273

Other (Income) and Deductions
Interest expense	113	75	69
Interest income	(9)	(8)	(9)
Earnings from equity method investees	(108)	(98)	(125)
Other (income) and expense	(22)	—	7

Income Before Income Taxes	440	292	331
Income Tax Expense	116	72	72

Net Income	324	220	259
Less: Net Income Attributable to Noncontrolling Interests	12	16	28

Net Income Attributable to DT Midstream, Inc.	$312	$204	$231

See Notes to Consolidated Financial Statements.

DT Midstream, Inc. Consolidated Financial Statements

Formerly known as DTE Gas Enterprises, LLC

Consolidated Statements of Comprehensive Income

(in millions)

	Years Ended December 31,
	2020	2019	2018
Net Income	$324	$220	$259

Foreign currency translation, unrealized gain (loss) on derivatives, and other, net of tax	2	—	(3)

Other comprehensive income (loss)	2	—	(3)

Comprehensive income	326	220	256
Less: Comprehensive income attributable to noncontrolling interests	12	16	28

Comprehensive Income Attributable to DT Midstream, Inc.	$314	$204	$228

See Notes to Consolidated Financial Statements.

DT Midstream, Inc. Consolidated Financial Statements

Formerly known as DTE Gas Enterprises, LLC

Consolidated Statements of Financial Position

(in millions)

	December 31,
	2020	2019
ASSETS
Current Assets
Cash	$42	$46
Accounts receivable (less allowance for doubtful accounts of $- and $8, respectively)
Third parties	123	107
Related parties	3	3
Notes receivable due from DTE Energy	263	117
Note receivable due from third party	11	—
Other	41	27

	483	300

Investments
Investments in equity method investees	1,691	1,684

Property
Property, plant, and equipment	3,981	3,525
Accumulated depreciation	(511)	(460)

	3,470	3,065

Other Assets
Goodwill	473	471
Long term notes receivable
Third party	15	6
Related party	4	4
Operating lease right-of-use assets	45	46
Customer relationships and other intangible assets, net	2,140	2,195
Other	21	16

	2,698	2,738

Total Assets	$8,342	$7,787

See Notes to Consolidated Financial Statements.

DT Midstream, Inc. Consolidated Financial Statements

Formerly known as DTE Gas Enterprises, LLC

Consolidated Statements of Financial Position

(in millions)

	December 31,
	2020	2019
LIABILITIES AND EQUITY
Current Liabilities
Accounts payable
Third parties	$29	$40
Related parties	10	9
Acquistion related deferred payment	—	379
Operating lease liabilities	17	15
Short-term borrowings due to DTE Energy	3,175	2,922
Other	57	35

	3,288	3,400

Other Liabilities
Deferred income taxes	743	571
Operating lease liabilities	28	31
Other	55	61

	826	663

Total Liabilities	4,114	4,063

Commitments and Contingencies (Note 13)

Member’s Equity
Additional paid in capital	3,333	3,081
Retained earnings	751	501
Accumulated other comprehensive income (loss)	(11)	(13)

Total DT Midstream Equity	4,073	3,569
Noncontrolling interests	155	155

Total Equity	4,228	3,724

Total Liabilities and Equity	$8,342	$7,787

See Notes to Consolidated Financial Statements.

DT Midstream, Inc. Consolidated Financial Statements

Formerly known as DTE Gas Enterprises, LLC

Consolidated Statements of Cash Flows

(in millions)

	Years Ended December 31,
	2020	2019	2018
Operating Activities
Net Income	$324	$220	$259
Adjustments to reconcile Net Income to Net cash from operating activities
Depreciation and amortization	152	93	81
Deferred income taxes	111	68	69
Earnings from equity method investees	(108)	(98)	(125)
Dividends from equity method investees	134	140	55
Asset (gains) losses and impairments, net	(2)	1	1
Changes in assets and liabilities
Accounts receivable, net	(16)	(20)	2
Accounts payable—third parties	(2)	(3)	(2)
Accounts payable—related parties	1	3	1
Other current and noncurrent assets and liabilities	3	(14)	18

Net cash from operating activities	597	390	359

Investing Activities
Plant and equipment expenditures	(518)	(211)	(176)
Acquisitions, net of cash acquired	—	(2,296)	(19)
Distributions from equity method investees	5	6	6
Contributions to equity method investees	(35)	(145)	(631)
Notes receivable due from DTE Energy	(146)	91	100
Notes receivable—third party	(20)	(6)	—

Net cash used for investing activities	(714)	(2,561)	(720)

Financing Activities
Acquistion related deferred payment	(380)	—	—
Short-term borrowings due to DTE Energy	253	1,235	131
Distributions to noncontrolling interests	(12)	(22)	(32)
Purchase of noncontrolling interests	—	(296)	—
Contributions from DTE Energy	252	1,274	250

Net cash from financing activities	113	2,191	349

Net Increase (Decrease) in Cash	(4)	20	(12)

Cash at Beginning of Period	46	26	38

Cash at End of Period	$42	$46	$26

Supplemental disclosure of cash information
Cash paid for:
Interest, net of interest capitalized	$113	$75	$67
Income Taxes	$3	$8	$2
Supplemental disclosure of non-cash investing and financing activities
Plant and equipment expenditures in accounts payable and other accruals	$21	$29	$34

See Notes to Consolidated Financial Statements.

DT Midstream, Inc. Consolidated Financial Statements

Formerly known as DTE Gas Enterprises, LLC

Consolidated Statements of Changes in Member’s Equity

(in millions)

	Additional Paid In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Noncontrolling Interests	Total
Balance at December 31, 2017	$1,557	$313	$(10)	$461	$2,321

Net Income (Loss)	—	231	—	28	259
Contributions from DTE Energy	250	—	—	—	250
Distributions to noncontrolling interests	—	—	—	(32)	(32)
Tax and other adjustments	—	(183)	—	—	(183)
Other comprehensive income (loss)	—	—	(3)	—	(3)

Balance at December 31, 2018	$1,807	$361	$(13)	$457	$2,612

Net Income (Loss)	—	204	—	16	220
Contributions from DTE Energy	1,150	—	—	—	1,150
Distributions to noncontrolling interests	—	—	—	(22)	(22)
Purchase of noncontrolling interests	—	—	—	(296)	(296)
Tax and other adjustments	124	(64)	—	—	60

Balance at December 31, 2019	$3,081	$501	$(13)	$155	$3,724

Net Income (Loss)	—	312	—	12	324
Contributions from DTE Energy	—	—	—	—	—
Distributions to noncontrolling interests	—	—	—	(12)	(12)
Tax and other adjustments	252	(62)	—	—	190
Other comprehensive income (loss)	—	—	2	—	2

Balance at December 31, 2020	$3,333	$751	$(11)	$155	$4,228

See Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements

1. The Proposed Separation, Description of the Business, and Basis of Presentation

The Proposed Separation

On October 27, 2020, DTE Energy Company (“DTE Energy”) announced that DTE Energy’s Board of Directors authorized management to separate the DTE midstream business, DT Midstream, Inc., formerly known as DTE Gas Enterprises, LLC, and its consolidated subsidiaries (“DT Midstream”) from DTE Energy through a pro rata distribution (the “Distribution”) to DTE Energy shareholders of all of the outstanding common stock of DT Midstream. This separation (the “Separation” or “Spin-Off”) is expected to take place by mid-year 2021, subject to final approval by DTE Energy’s Board of Directors, a Form 10 registration statement being declared effective by the Securities and Exchange Commission, regulatory approvals and satisfaction of other conditions. In connection with the Separation, on January 13, 2021, DTE Gas Enterprises, LLC converted into a Delaware corporation pursuant to a statutory conversion and changed its name to DT Midstream, Inc. As DT Midstream was a single member LLC as of December 31, 2020, Consolidated Statements of Changes in Member’s Equity are included in the accompanying Consolidated Financial Statements.

Following the Separation, DT Midstream will be an independent, publicly traded company, and DTE Energy will not retain any ownership interest in DT Midstream. In order to govern the ongoing relationships between DT Midstream and DTE Energy after the Spin-Off and to facilitate an orderly transition, DT Midstream will enter into a Separation and Distribution Agreement with DTE Energy, in addition to certain other agreements, including a Transition Services Agreement, a Tax Matters Agreement and an Employee Matters Agreement. These agreements will allocate between DT Midstream and DTE Energy the assets, employees, liabilities and obligations of DTE Energy and its subsidiaries attributable to periods prior to, at and after the Distribution, provide for certain services to be delivered on a transitional basis and govern the relationship between DT Midstream and DTE Energy following the Spin-Off.

Accordingly, following the termination of the Transition Services Agreement, DT Midstream will establish standalone functions to provide services currently received from DTE Energy, or obtain such services from unaffiliated third parties. These services include accounting, auditing, communications, tax, legal and ethics and compliance program administration, human resources, information technology, insurance, investor relations, risk management, treasury, other shared facilities and other general, administrative and limited operational functions.

Description of the Business

DT Midstream is an owner, operator, and developer of an integrated portfolio of natural gas interstate pipelines, intrastate pipelines, storage systems, gathering lateral pipelines, gathering systems, treatment plants and compression and surface facilities. DT Midstream owns both wholly owned pipeline and gathering assets which it operates directly, and interests in equity method investees which own and operate interstate pipelines, many of which have connectivity to DT Midstream’s wholly owned assets. DT Midstream provides multiple, integrated natural gas services to customers through two primary segments: (i) Pipelines and Other, which includes interstate pipelines, intrastate pipelines, storage systems, gathering lateral pipelines and related treatment plants and compression and surface facilities, and (ii) Gathering, which includes gathering systems and related treatment plants and compression and surface facilities.

DT Midstream’s core assets connect demand centers in the Midwestern U.S., Eastern Canada, Northeastern U.S. and Gulf Coast regions to production areas of the Marcellus/Utica and Haynesville dry natural gas formations in the Appalachian and Gulf Coast Basins.

Notes to Consolidated Financial Statements—(Continued)

Basis of Presentation

DT Midstream has historically operated as a consolidated entity of DTE Energy and not as a standalone company. The accompanying financial statements were prepared in connection with the Separation on a carve-out basis using the consolidated financial statements and accounting records of DTE Energy. They represent the historical financial position, results of operations, and cash flows of DT Midstream as they were historically managed in accordance with accounting principles generally accepted in the United States (“GAAP”). They reflect significant assumptions and allocations.

DT Midstream is currently, and will remain, the parent holding company for the legal entities included in the Spin-Off; therefore, these financial statements are presented on a consolidated basis. GAAP requires management to use estimates and assumptions that impact reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities. Actual results may differ from DT Midstream’s estimates. DT Midstream believes the assumptions underlying these financial statements are reasonable; however, the financial statements may not include all expenses that would have been incurred had DT Midstream existed as a standalone entity. Similarly, amounts reported within the Consolidated Statements of Operations are not necessarily indicative of amounts expected in future periods.

Cost Allocations

The Consolidated Financial Statements of DT Midstream include general corporate expenses of DTE Energy that have historically been allocated to DT Midstream on a monthly basis and classified within the appropriate Statement of Operations line item. Corporate allocations include expenses related to labor and benefits, professional fees, shared assets and other expenses related to DTE Energy’s corporate functions that provide support to DT Midstream. The allocation methodology utilized for purposes of this carve-out is consistent with the legacy allocation process, which allocates costs based on cost drivers. Cost drivers represent units of work that best reflect the consumption of resources within a specific corporate support function for a business group, and include time studies, activity-based metrics, headcount, and other allocation methods. DTE Energy believes this combination of cost drivers appropriately allocates costs attributable to DT Midstream, and annually performs assessments of the allocation methodology to allow for continued assertion of this conclusion.

	Year Ended December 31,
	2020	2019	2018

	(In millions)
Operation and maintenance	$29	$23	$20
Other expense	$1	$1	$1

Total corporate allocations	$30	$24	$21

Corporate allocations for the twelve months ended December 31, 2020 include approximately $6 million of Spin-Off related transaction costs for legal, accounting, auditing and other professional services incurred for the benefit of DT Midstream.

There is no external debt directly attributable to DT Midstream, and therefore all debt recorded in the accompanying Consolidated Statements of Financial Position represents intercompany borrowings due to DTE Energy. Similarly, all interest expense recorded in the Consolidated Statements of Operations, with the exception of the accretion expense on the Acquisition related deferred payment, represents interest on the intercompany borrowings due to DTE Energy. See Note 4 and 16 to the Consolidated Financial Statements, “Acquisitions” and “Related Party Transactions,” respectively.

Notes to Consolidated Financial Statements—(Continued)

Cash Management

DT Midstream’s sources of liquidity include cash generated from operations and intercompany loans obtained through DTE Energy’s corporate-wide cash management practices. Cash is managed centrally, with certain net earnings reinvested in, and working capital requirements met from, existing liquid funds. As a subsidiary of DTE Energy, DT Midstream’s bank accounts are set up as zero balance accounts held by DTE Energy. Cash is swept in and out of the bank’s accounts daily in order to achieve a zero balance at the close of each workday. Net DT Midstream cash inflows or outflows are settled daily against the intercompany notes receivable or borrowings, as applicable, with DTE Energy.

The cash and cash equivalents held by DTE Energy at the corporate level were not attributed to DT Midstream for any of the periods presented. Only cash amounts specifically attributable to DT Midstream are reflected in the accompanying Consolidated Statements of Financial Position. For the periods presented, these amounts include cash held by consolidated entities with noncontrolling interests or by newly acquired entities, which are not managed as part of the corporate-wide cash management arrangement.

Intercompany notes receivable and borrowings arising from the working capital loan agreement have been presented as assets and liabilities, respectively, on the Consolidated Statements of Financial Position. All other intercompany receivables and payables are reflected as “due to related parties” or “due from related parties” on the Consolidated Statements of Financial Position, given that their historical method of settlement is cash. The classification of these items as current or noncurrent is dependent on the due date of the asset or obligation.

DT Midstream had $3,175 million and $2,922 million in short-term borrowings due to DTE Energy, and $263 million and $117 million in notes receivable due from DTE Energy at December 31, 2020 and 2019, respectively. The intercompany loan agreements have an interest rate of 3.9% and a term of one year subject to one-year evergreen renewal provisions. Each evergreen renewal period has a term of 12 months unless DTE Energy provides written notice to DT Midstream of its intention not to extend the agreements at least 10 days prior to the effective maturity dates. DTE Energy has committed that it will ensure the agreements are automatically extended and it will not exercise its 10-day termination option or decrease the loan limits through the earlier of the Spin-Off or June 30, 2022, as DT Midstream could not pay such amounts if not extended or if the loan limits were decreased by DTE Energy.

In connection with the Spin-Off, DT Midstream expects to incur indebtedness in the form of senior notes and term loans and to enter into a revolving credit facility. If such funds are raised, DT Midstream will repay the intercompany borrowings using internally generated funds, the issuance of long-term debt, and any proceeds from the repayment of notes receivable due from DTE Energy at the effective date of the Spin-Off.

Income Taxes

During the periods presented in the Consolidated Financial Statements, DT Midstream’s operations were included in the consolidated federal income tax return filed by DTE Energy. DTE Energy and its subsidiaries file consolidated and/or separate company income tax returns in various states and localities, including a consolidated return in the State of Michigan. DT Midstream also files certain separate state and foreign income tax returns. The income tax provision included in these Consolidated Financial Statements has been determined on a stand-alone basis as if DT Midstream filed separate federal, state, local, and foreign income tax returns for the periods presented, which is referred to as the separate return method. Use of the separate return method may result in differences in the DT Midstream standalone tax provisions and related deferred tax assets and liabilities as compared to the corresponding amounts for DT Midstream as presented in the DTE Energy Consolidated Financial Statements. DT Midstream’s income taxes, as presented in the carve-out financial statements, may not be indicative of the income taxes that the DT Midstream will generate in the future. See Note 9 to the Consolidated Financial Statements, “Income Taxes.”

Notes to Consolidated Financial Statements—(Continued)

Principles of Consolidation

DT Midstream consolidates all majority-owned subsidiaries and investments in entities in which they have controlling influence. Non-majority owned investments are accounted for using the equity method when DT Midstream is able to significantly influence the operating policies of the investee. When DT Midstream does not influence the operating policies of an investee, the equity investment is measured at fair value, if readily determinable, or if not readily determinable, at cost less impairment, if applicable. DT Midstream eliminates all intercompany balances and transactions.

DT Midstream evaluates whether an entity is a variable interest entity (“VIE”) whenever reconsideration events occur. DT Midstream consolidates VIEs for which they are the primary beneficiary. If DT Midstream is not the primary beneficiary and an ownership interest is held, the VIE is accounted for under the equity method of accounting. When assessing the determination of the primary beneficiary, DT Midstream considers all relevant facts and circumstances, including: the power, through voting or similar rights, to direct the activities of the VIE that most significantly impact the VIE’s economic performance and the obligation to absorb the expected losses and/or the right to receive the expected returns of the VIE. DT Midstream performs ongoing reassessments of all VIEs to determine if the primary beneficiary status has changed.

The maximum risk exposure for consolidated VIEs is reflected on DT Midstream’s Consolidated Statements of Financial Position. For non-consolidated VIEs, the maximum risk exposure of DT Midstream is generally limited to its investment, notes receivable, future funding commitments, and amounts which it has guaranteed.

DT Midstream owns an 85% interest in Stonewall Gas Gathering (“SGG”), which owns and operates midstream natural gas assets. SGG has contracts in which certain construction risk was designed to pass-through to customers, with DT Midstream retaining operational and customer default risk. SGG is a VIE with DT Midstream as the primary beneficiary. DT Midstream purchased 55% of SGG in October 2016 and an additional 30% in May 2019, bringing its ownership to 85%. The additional 30% interest did not result in a change in control and resulted in a reduction of approximately $296 million to the noncontrolling interest.

DT Midstream has a variable interest in NEXUS Gas Transmission, LLC, a joint venture which owns a 256-mile pipeline to transport Utica and Marcellus shale gas to Ohio, Michigan, and Ontario market centers (“NEXUS Gas Transmission Pipeline”). NEXUS Gas Transmission Pipeline also owns Generation Pipeline, LLC, a 23-mile regulated pipeline system located in northern Ohio, which was acquired in September 2019. Refer to Note 4, “Acquisitions,” for additional information. NEXUS Gas Transmission Pipeline is a VIE as it has insufficient equity at risk to finance its activities. DT Midstream is not the primary beneficiary, as the power to direct significant activities is shared between the owners of the equity interests. DT Midstream accounts for its ownership interest in NEXUS Gas Transmission Pipeline under the equity method.

DT Midstream has a variable interest in an exploration and production company in the Utica shale region. DT Midstream does not have an ownership interest in the entity and is not the primary beneficiary. The maximum risk exposure is limited to amounts DT Midstream has funded, which are accounted for as a note receivable, or committed to fund for joint development activities.

The following table summarizes the major items in the Consolidated Statements of Financial Position for consolidated VIEs as of December 31, 2020 and 2019. All assets and liabilities of a consolidated VIE are presented where it has been determined that a consolidated VIE has either (1) assets that can be used only to settle obligations of the VIE or (2) liabilities for which creditors do not have recourse to the general credit of the primary beneficiary. VIEs, in which DT Midstream holds a majority voting interest and is the primary beneficiary, that meet the definition of a business and whose assets can be used for purposes other than the settlement of the VIE’s obligations have been excluded from the table below.

Notes to Consolidated Financial Statements—(Continued)

Amounts for DT Midstream’s consolidated VIEs are shown below.

	December 31,
	2020(a)	2019(a)

	(In millions)
Assets
Cash	$34	$16
Accounts receivable—third parties	8	8
Accounts receivable—related parties	—	1
Other current assets	2	3
Intangible assets, net	527	542
Property, plant and equipment, net	411	418
Goodwill	25	25

	$1,007	$1,013

Liabilities
Accounts payable and other current liabilities	$2	$5
Other noncurrent liabilities	5	5

	$7	$10

(a) Amounts shown include 100% of SGG’s assets and liabilities, of which DT Midstream owns 85% at December 31, 2020 and 2019.

Amounts for DT Midstream’s non-consolidated VIEs are as follows:

	December 31,
	2020	2019

	(In millions)
Investments in equity method investees	$1,349	$1,345
Notes receivable—current	11	—
Notes receivable—noncurrent	15	6
Future funding commitments	$21	$55

Related Parties

Transactions between DT Midstream and DTE Energy, as well as transactions between DT Midstream and its equity method investees, have been presented as related party transactions in the accompanying Consolidated Financial Statements. See Note 16 to the Consolidated Financial Statements, “Related Party Transactions.”

Equity Method Investments

Investments in non-consolidated affiliates that are not controlled by DT Midstream, but over which they have significant influence, are accounted for using the equity method. At December 31, 2020 and 2019, DT Midstream’s share of the underlying equity in the net assets of the investees exceeded the carrying amounts of Investments in equity method investees by $13 million and $17 million, respectively. The difference is being amortized over the life of the underlying assets. As of December 31, 2020 and 2019, DT Midstream’s consolidated retained earnings balance includes undistributed earnings from equity method investments of $94 million and $116 million, respectively.

Notes to Consolidated Financial Statements—(Continued)

DT Midstream equity method investees are described below:

	Investments		%Owned
Equity Method Investee	2020	2019	2020	2019	Description

	(In millions)
NEXUS Gas Transmission Pipeline	$1,349	$1,345	50%	50%	256-mile pipeline to transport Utica/Marcellus shale gas to Ohio, Michigan, and Ontario market centers. Also includes Generation Pipeline, a 23-mile pipeline located in northern Ohio

Vector Pipeline	134	131	40%	40%	348-mile pipeline connecting Illinois, Michigan, and Ontario market centers

Millennium Pipeline	208	208	26%	26%	263-mile pipeline serving markets in the Northeast region

	$1,691	$1,684

For further information by segment, see Note 15, “Segment and Related Information.”

The following table presents summarized financial information of subsidiaries not consolidated and 50 percent or less owned by DT Midstream. The amounts included in the table below represent 100% of the results of continuing operations of such entities accounted for under the equity method of accounting.

Summarized balance sheet data is as follows:

	December 31,
	2020	2019

	(In millions)
Current Assets	$213	$198
Non-current assets	$4,394	$4,404
Current Liabilities	$201	$213
Non-current liabilities	$603	$606

Summarized income statement data is as follows:

	December 31,
	2020	2019	2018

	(In millions)
Operating Revenues	$708	$677	$360
Operating Expenses	$381	$369	$143
Net Income	$294	$276	$315

DT Midstream has determined for the year ended December 31, 2018, NEXUS Gas Transmission Pipeline met the conditions of a significant subsidiary under Rule 1-02(w) of Regulation S-X for which DT Midstream, pursuant to Rule 3-09 of Regulation S-X, attached separate financial statements to this Information Statement on Form 10 as Exhibit 99.2.

Notes to Consolidated Financial Statements—(Continued)

2. Summary of Significant Accounting Policies

Changes in Accumulated Other Comprehensive Income (Loss)

Comprehensive income (loss) is the change in member’s equity during a period from transactions and events from non-owner sources, including Net Income. The amounts recorded to Accumulated other comprehensive income (loss) for DT Midstream consists of foreign currency translation adjustments and unrealized losses from derivatives accounted for as cash flow hedges. DT Midstream releases income tax effects from accumulated other comprehensive income when the circumstances upon which they are premised cease to exist.

Changes in Accumulated other comprehensive income (loss) are presented in DT Midstream’s Consolidated Statements of Changes in Member’s Equity. For further discussion regarding changes in Accumulated other comprehensive income (loss), see Note 3 to the Consolidated Financial Statements, “New Accounting Pronouncements.”

The following table summarizes the changes in DT Midstream’s Accumulated other comprehensive income (loss) by component for the years ended December 31, 2020 and 2019:

	Net Unrealized Gain (Loss) On Derivatives	Foreign Currency Translation	Total(a)

	(In millions)
Balance, December 31, 2018	$(6)	$(7)	$(13)

Other comprehensive income (loss) before reclassification	—	1	1
Amounts reclassified from Accumulated other comprehensive income (loss)	1	—	1

Net current-period Other comprehensive income (loss)	1	1	2
Implementation of ASU 2018-02	(2)	—	(2)

Balance December 31, 2019	$(7)	$(6)	$(13)

Other comprehensive income (loss) before reclassification	2	—	2
Amounts reclassified from Accumulated other comprehensive income (loss)	—	—	—

Net current-period Other comprehensive income (loss)	2	—	2

Balance December 31, 2020	$(5)	$(6)	$(11)

(a)	All amounts are net of tax except for foreign currency translation.

Financing Receivables

Financing receivables are primarily composed of trade receivables, notes receivable, and unbilled revenue. DT Midstream’s financing receivables are stated at net realizable value.

Notes to Consolidated Financial Statements—(Continued)

DT Midstream monitors the credit quality of its financing receivables on a regular basis by reviewing credit quality indicators and monitoring for trigger events, such as a credit rating downgrade or bankruptcy. Credit quality indicators include, but are not limited to, ratings by credit agencies where available, collection history, collateral, counterparty financial statements and other internal metrics. Utilizing such data, DT Midstream has determined three internal grades of credit quality. Internal grade 1 includes financing receivables for counterparties where credit rating agencies have ranked the counterparty as investment grade. To the extent credit ratings are not available, DT Midstream utilizes other credit quality indicators to determine the level of risk associated with the financing receivable. Internal grade 1 may include financing receivables for counterparties for which credit rating agencies have ranked the counterparty as below investment grade, however, due to favorable information on other credit quality indicators, DT Midstream has determined the risk level to be similar to that of an investment grade counterparty. Internal grade 2 includes financing receivables for counterparties with limited credit information and those with a higher risk profile based upon credit quality indicators. Internal grade 3 reflects financing receivables for which the counterparties have the greatest level of risk, including those in bankruptcy status.

The following represents DT Midstream’s financing receivables by year of origination, classified by internal grade of credit risk. The related credit quality indicators and risk ratings utilized to develop the internal grades have been updated through December 31, 2020.

	Year of Origination
	2020	2019	2018 and prior	Total

	(In millions)
Notes receivable
Internal grade 1	$—	$—	$4	$4
Internal grade 2	—	26	—	26

Total notes receivable	$—	$26	$4	$30

The customer allowance for doubtful accounts is calculated based on specific review of probable future collections based on receivable balances generally in excess of 30 days. Existing and future economic conditions, customer trends and other factors are also considered. Receivables are written off on a specific identification basis and determined based on the specific circumstances of the associated receivable.

Notes receivable for DT Midstream are primarily comprised of intercompany loans and are included in Notes receivable due from DTE Energy on DT Midstream’s Consolidated Statements of Financial Position.

For non-intercompany notes receivable, DT Midstream ceases accruing interest (nonaccrual status), considers a note receivable impaired, and establishes an allowance for credit loss when it is probable that all principal and interest amounts due will not be collected in accordance with the contractual terms of the note receivable. In determining the allowance for credit losses for notes receivable, DT Midstream considers the historical payment experience and other factors that are expected to have a specific impact on the counterparty’s ability to pay, including existing and future economic conditions.

Cash payments received on notes receivable on nonaccrual status that do not bring the account contractually current are first applied to contractually owed past due interest, with any remainder applied to principal. Accrual of interest is generally resumed when the note receivable becomes contractually current. There are no notes receivable on nonaccrual status as of December 31, 2020.

Notes to Consolidated Financial Statements—(Continued)

The following table represents a roll-forward of the activity for DT Midstream’s financing receivables credit loss reserves accounts as of December 31, 2020 and 2019.

	2020	2019	2018

	(In millions)
Allowance for Doubtful Accounts (shown as deduction from Accounts receivable in Consolidated Statements of Financial Position)
Balance at January 1	$ 8	$—	$—
Additions: Charged to costs, expenses, and other accounts	—	8	—
Deductions: Current period provision and write-offs charged against allowance	(8)	—	—

Balance at December 31	$—	$ 8	$—

DT Midstream has been monitoring the impacts from the Coronavirus disease of 2019 (“COVID-19”) pandemic on our customers and various counterparties. As of December 31, 2020, the impact on collectability of DT Midstream’s receivables has not been material.

Uncollectible expense was $(2) million, $5 million, and $- million for the years ended December 31, 2020, 2019, and 2018, respectively, which is comprised of the current period provision.

There are no material amounts of past due financing receivables for DT Midstream as of December 31, 2020.

Property, Plant, and Equipment, and Depreciation

Property is stated at cost and includes construction-related labor, materials, and overhead. Expenditures for maintenance and repairs are charged to expense when incurred.

DT Midstream’s property, plant, and equipment is depreciated over its estimated useful life using the straight-line method.

See Note 7 to the Consolidated Financial Statements, “Property, Plant, and Equipment.”

Long-Lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. If the carrying amount of the asset exceeds the expected undiscounted future cash flows generated by the asset, an impairment loss is recognized resulting in the asset being written down to its estimated fair value. Assets to be disposed of are reported at the lower of the carrying amount or fair value, less costs to sell.

Intangible Assets

Intangible assets with finite useful lives are amortized generally on a straight-line basis over the periods benefited. The carrying value of goodwill is tested for impairment on an annual basis. Intangible assets and goodwill are also reviewed whenever there are indications that the carrying value may be not recoverable, such as a deteriorating business climate, legal restrictions, or business restructuring.

Notes to Consolidated Financial Statements—(Continued)

DT Midstream has Intangible assets as shown below:

			December 31, 2020			December 31, 2019
	Useful Lives		Gross Carrying Value	Accumulated Amortization	Net Carrying Value	Gross Carrying Value	Accumulated Amortization	Net Carrying Value

			(In millions)
Intangible assets subject to amortization
Customer relationships	25-40 years	(a)	$2,252	$(120)	$2,132	$2,252	$(66)	$2,186
Contract intangibles	14-26 years		18	(10)	8	18	(9)	9

			$2,270	$(130)	$2,140	$2,270	$(75)	$2,195

(a) The useful lives of the customer relationship intangible assets are based on the number of years in which the assets are expected to economically contribute to the business. The expected economic benefit incorporates existing customer contracts and expected renewal rates based on the estimated volume and production lives of gas resources in the region.

The following table summarizes DT Midstream’s estimated customer relationship and contract intangible amortization expense expected to be recognized during each year through 2025:

	2021	2022	2023	2024	2025

	(In millions)
Estimated amortization expense	$57	$57	$57	$57	$57

DT Midstream’s Intangible assets amortization expense was $55 million in 2020, $24 million in 2019, and $21 million in 2018.

See Note 4 to the Consolidated Financial Statements, “Acquisitions.”

Operations and maintenance

Operations and maintenance is primarily comprised of costs for labor, outside services, materials, compression, purchased natural gas, and other operating and maintenance costs.

Other Income – Blue Union/LEAP Settlement

In the third quarter of 2020, DTM reached a post-acquisition settlement with M5 Louisiana Holdings, LLC. The settlement did not relate to the Blue Union/LEAP acquisition price. The proceeds of $20 million are included in Other (income) and expense on the Statement of Operations.

Other Accounting Policies

Note	Title
5	Revenue
8	Asset Retirement Obligations
9	Income Taxes
10	Fair Value
12	Leases

Notes to Consolidated Financial Statements—(Continued)

3. New Accounting Pronouncements

Recently Adopted Pronouncements

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, as amended. The amendments in this update replace the incurred loss impairment methodology in current generally accepted accounting principles with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information, including forecasts, to develop credit loss estimates. The ASU requires entities to use the new methodology to measure impairment of financial instruments, including accounts receivable, and may result in earlier recognition of credit losses than under previous generally accepted accounting principles. Entities must apply the new guidance as a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is adopted. DT Midstream adopted the standard effective January 1, 2020. The adoption of the ASU did not have an impact on DT Midstream’s financial position or results of operations. Additional required disclosures have been included in Note 2 to the Consolidated Financial Statements, “Summary of Significant Accounting Policies.”

In January 2017, the FASB issued ASU No. 2017-04, Intangibles — Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. The guidance removes Step 2 of the goodwill impairment test, which requires a hypothetical purchase price allocation to determine the amount of goodwill impairment. Under the ASU, a goodwill impairment will be the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. DT Midstream adopted the ASU effective January 1, 2020. The adoption of the ASU did not have an impact on the Consolidated Financial Statements.

In August 2018, the FASB issued ASU No. 2018-15, Intangibles — Goodwill and Other — Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That is a Service Contract. The amendments in this update align the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software (and hosting arrangements that include an internal use software license). DT Midstream adopted the ASU effective January 1, 2020 using the prospective approach. The adoption of this standard did not have an impact on the Consolidated Financial Statements. On a prospective basis, costs within the scope of this amendment will be accounted for consistent with any underlying service contracts. Capitalized implementation costs will be reflected in Other noncurrent assets on the Consolidated Statements of Financial Position and amortization of these costs will be reflected in Operation and maintenance within the Consolidated Statements of Operations. Cash flow activity will be reflected in the Other current and noncurrent assets and liabilities line within the Operating Activities section of the Consolidated Statements of Cash Flows.

In October 2018, the FASB issued ASU No. 2018-17, Consolidation (Topic 810): Targeted Improvements to Related Party Guidance for Variable Interest Entities. The amendments in this update modify the requirements for determining whether a decision-making fee is a variable interest and require reporting entities to consider indirect interests held through related parties under common control on a proportional basis. DT Midstream adopted the ASU effective January 1, 2020. The adoption of this standard did not have an impact on the Consolidated Financial Statements.

Recently Issued Pronouncements

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740) — Simplifying the Accounting for Income Taxes. The amendments in this update simplify the accounting for income taxes by removing certain exceptions and clarifying certain requirements regarding franchise taxes, goodwill, consolidated tax expenses, and annual effective tax rate calculations. The ASU is effective for DT Midstream for fiscal years beginning after December 15, 2020. Early adoption is permitted. The ASU will not have a significant impact on the Consolidated Financial Statements.

Notes to Consolidated Financial Statements—(Continued)

In March 2020, the FASB issued ASU No. 2020-04, Reference Rate Reform (Topic 848) — Facilitation of the Effects of Reference Rate Reform on Financial Reporting, as amended. The amendments in this update provide optional expedients and exceptions for applying GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. The optional expedients are effective for the modification of existing contracts or new arrangements executed March 12, 2020 through December 31, 2022. DT Midstream is currently assessing the impact of this standard on the Consolidated Financial Statements.

4. Acquisitions

Generation Pipeline Acquisition

Effective September 20, 2019, NEXUS Gas Transmission Pipeline closed on the purchase of Generation Pipeline, LLC, a pipeline system regulated by the Public Utilities Commission of Ohio. The 23-mile pipeline system supplies gas to industrial customers in the Toledo, OH area, has existing interconnects with ANR Pipeline Company and Panhandle Eastern Pipeline Company, and is located four miles from NEXUS Gas Transmission Pipeline. Total consideration paid for the acquired entity was approximately $163 million, of which DT Midstream’s portion was 50%. DT Midstream accounts for its ownership interest in NEXUS Gas Transmission Pipeline under the equity method, which now includes equity in earnings related to Generation Pipeline, LLC.

Blue Union and LEAP Acquisition

On December 4, 2019, DT Midstream closed on the purchase of midstream natural gas assets in support of its strategy to continue to grow and earn competitive returns for DTE Energy shareholders. DT Midstream purchased 100% of M5 Louisiana Gathering, LLC and its wholly owned subsidiaries from Momentum Midstream and Indigo Natural Resources. The acquisition includes the Blue Union gathering system (“Blue Union”) and Louisiana Energy Access Project (“LEAP”) assets located in the Haynesville shale formation of Louisiana which provide natural gas gathering and other midstream services to producers primarily in Louisiana.

The fair value of the consideration provided for the entities acquired was $2.74 billion and includes $2.36 billion paid in cash and an estimated $380 million of contingent consideration to be paid upon completion of the LEAP gathering pipeline. A liability for the contingent consideration payment was recorded upon acquisition and adjusted each period for accretion. Refer to the Acquisition related deferred payment line in the Consolidated Statements of Financial Position for the liability balance for the respective reporting periods. Accretion expense of $5 million and $1 million was recorded for the years ended December 31, 2020 and 2019, respectively. In July 2020, the LEAP gathering pipeline achieved the final milestone of its construction and consideration of $385 million was paid on July 27, 2020 in two equal installments.

The acquisition was financed by DTE Energy. The financing by DTE Energy was attributed to DT Midstream and is included in the Short-term borrowings due to DTE Energy on the Consolidated Statement of Financial Position.

The acquisition was accounted for using the acquisition method of accounting for business combinations. The excess purchase price over the fair value of net assets acquired was classified as goodwill. The factors contributing to the recognition of goodwill were based on various strategic benefits that are expected to be realized from the Blue Union and LEAP acquisition. The acquisition will provide DT Midstream with a platform for midstream growth and access to further investment opportunities in the Haynesville basin. The goodwill is being deducted for income tax purposes.

Notes to Consolidated Financial Statements—(Continued)

December 3, 2020 marked the expiration of the one-year period from the acquisition to revise the fair value of assets acquired and liabilities assumed. As a result of purchase accounting adjustments through December 3, 2020, approximately $2 million of additional goodwill was recognized. The purchase price is no longer subject to resolution of any indemnification claims and all cash consideration paid and held in escrow has been released.

The final allocation of the purchase price is based on estimated fair values of the Blue Union and LEAP assets acquired and liabilities assumed at the date of acquisition, December 4, 2019. The components of the preliminary purchase price allocation, inclusive of purchase accounting adjustments, are as follows:

(In millions)
Assets
Cash	$62
Accounts receivable	31
Property, plant, and equipment, net	1,034
Goodwill	174
Customer relationship intangibles	1,473
Other current assets	1

$2,775

Liabilities
Accounts payable	$26
Acquisition related deferred payment	380
Other current liabilities	3
Asset retirement obligations	9

$418

Total cash consideration	$2,357

The intangible assets recorded as a result of the acquisition pertain to existing customer relationships, which were valued at approximately $1.47 billion as of the acquisition date. The fair value of the intangible assets acquired was estimated by applying the income approach. The income approach is based upon discounted projected future cash flows attributable to the existing contracts and agreements. The fair value measurement is based on significant unobservable inputs, including management estimates and assumptions, and thus represents a Level 3 measurement, pursuant to the applicable accounting guidance. Key estimates and inputs include revenue and expense projections and discount rates based on the risks associated with the entities. The intangible assets are amortized on a straight-line basis over a period of 40 years, which is based on the number of years the assets are expected to economically contribute to the business. The expected economic benefit incorporates existing customer contracts with a weighted-average amortization life of 13 years and expected renewal rates, based on the estimated volume and production lives of gas resources in the region. See Note 2 to the Consolidated Financial Statements, “Summary of Significant Accounting Policies,” for more information.

DT Midstream incurred $18 million of direct transaction costs for the acquisition during the year ended December 31, 2019. These costs were primarily related to advisory fees and included in Operation and maintenance in DT Midstream’s Consolidated Statements of Operations.

DT Midstream’s 2019 Consolidated Statements of Operations include Operating Revenues of $15 million and Net Income of $3 million associated with the acquired entities for the one-month period following the acquisition date, excluding the $18 million transaction costs described above.

Notes to Consolidated Financial Statements—(Continued)

The following represents the unaudited pro forma consolidated income statement as if Blue Union and LEAP had been included in the consolidated results of DT Midstream for the years ending December 31, 2019 and 2018:

Unaudited Pro Forma Consolidated Income Statement
(In millions)	December 31,
	2019	2018

Revenue	$645	$577
Net Income	$256	$254

The pro forma amounts include adjustments to reflect the additional depreciation and amortization that would have been charged assuming the fair value adjustments to property, plant and equipment and intangible assets had been applied as of January 1, 2018. Pro forma amounts are not presented for the year ending December 31, 2020 since Blue Union and LEAP results are included in the Consolidated Financial Statements for the entire year.

5. Revenue

Significant Accounting Policy

Upon the adoption of ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606), revenue is measured based upon the consideration specified in a contract with a customer at the time when performance obligations are satisfied. A performance obligation is a promise in a contract to transfer a distinct good or service or a series of distinct goods or services to the customer. DT Midstream revenues generally consist of services related to the gathering, transportation, and storage of natural gas. DT Midstream recognizes revenue when performance obligations are satisfied by transferring control over a service to a customer, which occurs when the service is provided to the customer. For the years ended December 31, 2020 and 2019, recognition of revenue for DT Midstream subsequent to the adoption of Topic 606 is substantially similar in amount and approach to that prior to adoption.

Disaggregation of Revenue

The following is a summary of revenues disaggregated by segment for DT Midstream:

	2020	2019	2018

	(In millions)
Pipeline and Other	$266	$234	$237
Gathering	489	273	251

Nature of Goods and Services

The following is a description of principal activities, separated by reportable segments, from which DT Midstream generates revenue. For more detailed information about reportable segments, see Note 15 to the Financial Statements, “Segment and Related Information.”

DT Midstream has contracts with customers which generally contain a single performance obligation. When more than one performance obligation exists in a contract, the consideration under the contract is allocated to the performance obligations based on the relative standalone selling price. DT Midstream generally determines standalone selling prices based on the prices charged to customers or the use of the adjusted market assessment approach. The adjusted market assessment approach involves the evaluation of the market in which DT Midstream sells goods or services and estimating the price that a customer in that market would be willing to pay.

Notes to Consolidated Financial Statements—(Continued)

When a customer simultaneously receives and consumes the product or service provided, revenue is recognized over time. Alternatively, if it is determined that the criteria for recognition of revenue over time is not met, the revenue is considered to be recognized at a point in time.

Pipeline and Other and Gathering

Pipeline and Other revenues consist of services related to the transportation and storage of natural gas. Gathering revenues generally consist of services related to the gathering, transportation, and processing of natural gas. Contracts are primarily long-term in nature. Revenues, including estimated unbilled amounts, are generally recognized over time based upon services provided or through the passage of time ratably based upon providing a stand-ready service. Unbilled amounts are generally determined using estimated volumes based on preliminary meter data and contracted rates and typically result in minor adjustments in the following reporting period. DT Midstream has determined that the above methods represent a faithful depiction of the transfer of control to the customer. Revenues are typically billed and received monthly. Pricing for such revenues may consist of demand rates, commodity rates, transportation rates, and other associated fees. Consideration may consist of both fixed and variable components and may be subject to minimum volume commitments. Generally, uncertainties in the variable consideration components are resolved and revenues are known at the time of recognition.

Deferred Revenue

The following is a summary of deferred revenue activity:

	2020	2019
	(In millions)
Balance as of January 1	$22	$27
Increases due to cash received or receivable, excluding amounts recognized as revenue during the period	3	3
Revenue recognized that was included in the deferred revenue balance at the beginning of the period	(2)	(8)

Balance at December 31	$23	$22

The deferred revenues at DT Midstream generally represent amounts paid by or receivable from customers for which the associated performance obligation has not yet been satisfied.

Other performance obligations associated with deferred revenues include providing services related to customer prepayments. Deferred revenues associated with these services are recognized when control has transferred to the customer.

The following table represents deferred revenue amounts for DT Midstream that are expected to be recognized as revenue in future periods:

(In millions)
2021	$3
2022	3
2023	3
2024	3
2025	3
2026 and thereafter	8

$23

Notes to Consolidated Financial Statements—(Continued)

Transaction Price Allocated to the Remaining Performance Obligations

In accordance with optional exemptions available under Topic 606, DT Midstream did not disclose the value of unsatisfied performance obligations for (1) contracts with an original expected length of one year or less, (2) with the exception of fixed consideration, contracts for which revenue is recognized at the amount to which DT Midstream has the right to invoice for goods provided and services performed, and (3) contracts for which variable consideration relates entirely to an unsatisfied performance obligation.

Such contracts consist of varying types of performance obligations, including the delivery of midstream services. Contracts with variable volumes and/or variable pricing, including those with pricing provisions tied to a consumer price or other index, have also been excluded as the related consideration under the contract is variable at inception of the contract. Contract lengths vary from cancelable to multi-year.

DT Midstream expects to recognize revenue for the following amounts related to fixed consideration associated with remaining performance obligations in each of the future periods noted:

(In millions)
2021	$86
2022	82
2023	72
2024	62
2025	59
2026 and thereafter	125

$486

Major Customers

The following table summarizes customers which represented 10% or more of our total revenue for the years ended December 31, 2020, 2019 and 2018. Both Pipeline and Other and Gathering segments provide services to these customers.

	2020		2019		2018
	Customer Revenue	Percentage of Total	Customer Revenue	Percentage of Total	Customer Revenue	Percentage of Total

Customers:	(In millions)
Customer A	$227	31%	$235	47%	$242	50%
Customer B	$84	11%	$80	16%	$84	17%
Customer C	$278	37%	*	*	*	*
* Represents less than 10%

6. Goodwill

DT Midstream has goodwill resulting from business combinations.

The following is the summary of the change in the carrying amount of goodwill for the years ended December 31, 2020 and 2019:

	2020	2019

	(In millions)
Balance as of January 1	$471	$299
Goodwill attributable to 2019 acquisition of Blue Union and LEAP	2	172

Balance at December 31	$473	$471

Notes to Consolidated Financial Statements—(Continued)

7. Property, Plant, and Equipment

The following is a summary of Property, plant, and equipment by classification as of December 31:

	2020	2019

Property, plant, and equipment	(In millions)
Gathering	$2,111	$2,010
Pipeline	1,593	1,228
Land, structures, and other equipment	277	287

	3,981	3,525

Accumulated depreciation and amortization
Gathering	(301)	(287)
Pipeline	(174)	(144)
Land, structure, and other equipment	(36)	(29)

	(511)	(460)

Net Property, plant, and equipment	$3,470	$3,065

Pipeline includes base natural gas of $50 million at December 31, 2020 and 2019. Base natural gas is not subject to depreciation.

Depreciation and Amortization

The average estimated useful life for each major class of Property, plant, and equipment as of December 31, 2020 follows:

	Gathering	Pipeline	Land, Structures, and Other Equipment

DT Midstream	33	38	21

The following is a summary of Depreciation and amortization expense for DT Midstream:

	December 31,
	2020	2019	2018

	(In millions)
Property, plant, and equipment	$97	$69	$60
Intangible assets and other	55	24	21

	$152	$93	$81

8. Asset Retirement Obligations

DT Midstream has legal retirement obligations primarily for gas pipeline removal, which consists of cutting and capping its pipelines. DT Midstream recognizes such obligations as liabilities at fair market value when they are incurred, which generally is at the time the associated assets are placed in service. Fair value is measured using expected future cash outflows discounted to present value.

If a reasonable estimate of fair value cannot be made in the period in which the retirement obligation is incurred, such as for assets with indeterminate lives, the liability is recognized when a reasonable estimate of fair value can be made.

Notes to Consolidated Financial Statements—(Continued)

A reconciliation of the asset retirement obligations included in Other Liabilities for 2020 and 2019 follows:

	December 31,
	2020	2019	2018

	(In millions)
Asset retirement obligations at January 1	$16	$6	$6
Accretion	1	1	—
Liabilities assumed in business combination	1	9	—
Liabilities settled	(1)	—	—
Revision in estimated cash flows	(7)	—	—

Asset retirement obligations at December 31	$10	$16	$6

9. Income Taxes

During the periods presented in the Consolidated Financial Statements, DT Midstream’s operations were included in the consolidated federal income tax return filed by DTE Energy. DTE Energy and its subsidiaries file consolidated and/or separate company income tax returns in various states and localities, including a consolidated return in the State of Michigan. DT Midstream also files certain separate state and foreign income tax returns. The income tax provision included in these Consolidated Financial Statements has been determined on a stand-alone basis as if DT Midstream filed separate federal, state, local and foreign income tax returns for the periods presented, which is referred to as the separate return method. Therefore, DT Midstream’s income taxes as presented in the carve-out financial statements may not be indicative of the income taxes that DT Midstream will generate in the future.

Use of the separate return method may result in differences when the sum of the amounts allocated to standalone tax provisions are compared to DT Midstream amounts as presented in the DTE Energy Consolidated Financial Statements. In that event, the related deferred tax assets and liabilities could be significantly different from those presented herein. Certain tax attributes, such as net operating loss and credit carryforwards, which were reflected in DTE Energy’s Consolidated Financial Statements, may or may not exist at the stand-alone DT Midstream level. Consequently, certain income taxes currently payable or receivable are deemed to have been contributed to or distributed from DT Midstream, through Member’s Equity, in the period that the liability or asset arose had DT Midstream been a separate taxpayer.

DT Midstream is required to make judgments regarding the potential tax effects of various financial transactions and results of operations in order to estimate their obligations to taxing authorities. DT Midstream accounts for uncertain income tax positions using a benefit recognition model with a two-step approach, a more-likely-than-not recognition criterion, and a measurement attribute that measures the position as the largest amount of tax benefit that is greater than 50% likely of being realized upon ultimate settlement. If the benefit does not meet the more likely than not criteria for being sustained on its technical merits, no benefit will be recorded. Uncertain tax positions that relate only to timing of when an item is included on a tax return are considered to have met the recognition threshold. DT Midstream also has non-income tax obligations related to property, sales and use, and employment-related taxes, and ongoing appeals related to these tax matters.

Accounting for tax obligations requires judgments, including assessing whether tax benefits are more likely than not to be sustained, and estimating reserves for potential adverse outcomes regarding tax positions that have been taken. DT Midstream also assesses its ability to utilize tax attributes, including those in the form of carry-forwards, for which the benefits have already been reflected in the Consolidated Financial Statements. DT Midstream believes the resulting tax reserve balances as of December 31, 2020 and 2019 are appropriate.

Notes to Consolidated Financial Statements—(Continued)

DT Midstream’s total Income Tax Expense varied from the statutory federal income tax rate for the following reasons:

	2020	2019	2018

	(In millions)
Income Before Income Taxes	$440	$292	$331

Income tax expense at statutory rate	92	61	70
AFUDC* equity	—	—	(10)
State and local income taxes, net of federal benefit	25	13	17
Other, net	(1)	(2)	(5)

Income Tax Expense	$116	$72	$72

Effective income tax rate	26.5%	24.6%	21.7%

* Allowance for Funds Used During Construction

Components of DT Midstream’s Income Tax Expense were as follows:

	2020	2019	2018

	(In millions)
Current income tax expense
Federal	$—	$—	$—
State and other income tax	5	4	3

Total current income taxes	5	4	3

Deferred income tax expense
Federal	84	55	49
State and other income tax	27	13	20

Total deferred income tax	111	68	69

	$116	$72	$72

Deferred tax assets and liabilities are recognized for the estimated future tax effect of temporary differences between the tax basis of assets or liabilities and the reported amounts in DT Midstream’s Consolidated Financial Statements. Consistent with the original establishment of these deferred tax liabilities (assets), recognition of these non-cash transactions are not reflected in the Consolidated Statements of Cash Flows.

DT Midstream’s deferred tax assets (liabilities) were comprised of the following at December 31:

	2020	2019

	(In millions)
Property, plant, and equipment	$(330)	$(296)
Federal net operating loss carry-forward	194	136
State and local net operating loss carry-forward, net of Federal	92	56
Investment in equity method investees	(711)	(479)
Other	13	12

	(742)	(571)
Less valuation allowance	(1)	—

Long-term deferred income tax liabilities	$(743)	$(571)

Deferred income tax assets	262	$185
Deferred income tax liabilities	(1,005)	(756)

	$(743)	$(571)

Notes to Consolidated Financial Statements—(Continued)

DT Midstream has a deferred tax asset related to a federal net operating loss carry-forward of $194 million as of December 31, 2020. The net operating loss carry-forwards generated after 2018 will be carried forward indefinitely. No valuation allowance is required for the federal net operating loss deferred tax asset.

DT Midstream has state and local deferred tax assets related to net operating loss carry-forwards of $116 million and $72 million at December 31, 2020 and 2019, respectively. The state and local net operating loss carry-forwards expire from 2033 through 2040. No valuation allowance is required for the state and local net operating loss deferred tax assets.

DT Midstream has a deferred tax asset related to charitable contribution carry-forwards of $3.4 million as of December 31, 2020. The charitable contribution carry-forwards expire from 2021 through 2026. DT Midstream has recorded a valuation allowance at December 31, 2020, of approximately $1 million, which is related to these deferred tax assets. In assessing the realizability of deferred tax assets, DT Midstream considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income.

DT Midstream has domestic net operating losses that would not have been used on a separate company basis. For purposes of these Consolidated Financial Statements, the income tax expense and deferred tax balances have been prepared as if DT Midstream filed separate income tax returns. Historically, the U.S. net operating losses generated by DT Midstream have been partially utilized by DTE Energy, which files a consolidated federal income tax return. Thus, a portion of the net operating losses have not been reflected in these Consolidated Financial Statements since the losses were used by other members of the tax group under the tax return reality approach and they will not be available to the business in future periods.

The calculated amounts of taxes payable in these Consolidated Financial Statements are likely to differ from the amounts previously recorded and paid by the legal entities that contain the DT Midstream business. Although the carve-out process involves updating financial information to present these operations on a standalone basis, the process would not affect previously filed tax returns.

CARES Act

To assist individuals and employers with the impacts of the COVID-19 pandemic, the CARES Act was signed into law in March 2020. The CARES Act included a provision that enabled DT Midstream to defer employer payroll taxes of $1 million, increasing the amount of Current Liabilities—Other and Other Liabilities—Other on the DT Midstream Consolidated Statements of Financial Position as of December 31, 2020.

Uncertain Tax Positions

As of December 31, 2020 and 2019, DT Midstream does not have any unrecognized tax benefits.

In 2020, DTE Energy, settled a federal tax audit for the 2018 tax year. DTE Energy’s federal income tax returns for 2019 and subsequent years remain subject to examination by the IRS. DTE Energy’s Michigan Business Tax returns for the years 2008-2011 and Michigan Corporate Income Tax returns for the year 2015 and subsequent years remain subject to examination by the State of Michigan. DTE Energy also files tax returns in numerous state and local jurisdictions with varying statutes of limitation.

Notes to Consolidated Financial Statements—(Continued)

10. Fair Value

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date in a principal or most advantageous market. Fair value is a market-based measurement that is determined based on inputs, which refer broadly to assumptions that market participants use in pricing assets or liabilities. These inputs can be readily observable, market corroborated, or generally unobservable inputs. DT Midstream makes certain assumptions it believes that market participants would use in pricing assets or liabilities, including assumptions about risk, and the risks inherent in the inputs to valuation techniques. DT Midstream believes they use valuation techniques that maximize the use of observable market-based inputs and minimize the use of unobservable inputs.

A fair value hierarchy has been established that prioritizes the inputs to valuation techniques used to measure fair value in three broad levels. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). In some cases, the inputs used to measure fair value might fall in different levels of the fair value hierarchy. All assets and liabilities are required to be classified in their entirety based on the lowest level of input that is significant to the fair value measurement in its entirety. Assessing the significance of a particular input may require judgment considering factors specific to the asset or liability and may affect the valuation of the asset or liability and its placement within the fair value hierarchy. DT Midstream classifies fair value balances based on the fair value hierarchy defined as follows:

•	Level 1 — Consists of unadjusted quoted prices in active markets for identical assets or liabilities that DT Midstream has the ability to access as of the reporting date.

•

Level 2 — Consists of inputs other than quoted prices included within Level 1 that are directly observable for the asset or liability or indirectly observable through corroboration with observable market data.

•

Level 3 — Consists of unobservable inputs for assets or liabilities whose fair value is estimated based on internally developed models or methodologies using inputs that are generally less readily observable and supported by little, if any, market activity at the measurement date. Unobservable inputs are developed based on the best available information and subject to cost-benefit constraints.

Fair Value of Financial Instruments

The following table presents the carrying amount and fair value of financial instruments for DT Midstream:

	December 31, 2020				December 31, 2019
	Carrying Amount	Fair Value			Carrying Amount	Fair Value
		Level 1	Level 2	Level 3		Level 1	Level 2	Level 3

	(In millions)
Short term notes receivable
Notes receivable due from DTE Energy	$263	$—	$—	$292	$117	$—	$—	$125
Notes receivable due from third parties	$11	$—	$—	$11	$—	$—	$—	$—
Long term notes receivable
Third parties	$15	$—	$—	$15	$6	$—	$—	$6
Related party	$4	$—	$—	$4	$4	$—	$—	$4
Short-term borrowings due to DTE Energy	$3,175	$—	$—	$3,517	$2,922	$—	$—	$3,111

Notes to Consolidated Financial Statements—(Continued)

The fair values of DT Midstream’s non-publicly traded notes receivables due from DTE Energy and short-term borrowings due to DTE Energy are based on an internally developed model and are classified as Level 3 within the fair value hierarchy.

11. Financial and Other Derivative Instruments

DT Midstream is primarily engaged in services related to the gathering, transportation, and storage of natural gas. Primarily fixed-price contracts are used in the marketing and management of transportation and storage services. Generally, these contracts are not derivatives and are therefore accounted for under the accrual method.

12. Leases

Lessee

Leases at DT Midstream are primarily comprised of equipment and buildings with terms ranging from approximately 2 to 11 years.

A lease is deemed to exist when DT Midstream has the right to control the use of identified property, plant or equipment, as conveyed through a contract, for a certain period of time and consideration paid. The right to control is deemed to occur when DT Midstream has the right to obtain substantially all of the economic benefits of the identified assets and the right to direct the use of such assets.

Lease liabilities are determined utilizing a discount rate to determine the present values of lease payments. Topic 842 requires the use of the rate implicit in the lease when it is readily determinable. When the rate implicit in the lease is not readily determinable, the incremental borrowing rate is used. The incremental borrowing rate is based upon the rate of interest that would have been paid on a collateralized basis over similar tenors to that of the leases. The incremental borrowing rates have been determined utilizing an implied secured borrowing rate based upon an unsecured rate for a similar tenor of remaining lease terms, which is then adjusted for the estimated impact of collateral.

DT Midstream has leases with non-index-based escalation clauses for fixed dollar or percentage increases.

DT Midstream has certain leases which contain purchase options. Based upon the nature of the leased property and terms of the purchase options, DT Midstream has determined it is not reasonably certain that such purchase options will be exercised. Thus, the impact of the purchase options has not been included in the determination of right-of-use assets and lease liabilities for the subject leases.

DT Midstream has certain leases which contain renewal options. Where the renewal options were deemed reasonably certain to occur, the impacts of such options were included in the determination of the right of use assets and lease liabilities.

DT Midstream has agreements with lease and non-lease components, which are generally accounted for separately. Consideration in a lease is allocated between lease and non-lease components based upon the estimated relative standalone prices.

The components of lease cost for the years ended December 31, 2020 and December 31, 2019 are as follows:

	2020	2019

	(In millions)
Operating lease cost	$18	18
Short-term lease cost	1	1

	$19	19

Notes to Consolidated Financial Statements—(Continued)

DT Midstream has elected not to apply the recognition requirements of Topic 842 to leases with a term of 12 months or less. DT Midstream records operating short-term lease costs as Operating Expenses in the Consolidated Statements of Operations.

Other information related to leases for the years ended December 31, 2020 and December 31, 2019 are as follows:

	2020	2019

	(In millions)
Supplemental Cash Flows Information
Cash paid for amounts included in the measurement of these liabilities:
Operating cash flows for operating leases	$18	18
Right-of-use assets obtained in exchange for lease obligations:
Operating leases	$16	26
Weighted Average Remaining Lease Term
Operating leases	3.2 years	3.6 years
Weighted Average Discount Rate
Operating leases	2.8%	3.2%

DT Midstream’s future minimum lease payments under leases for remaining periods as of December 31, 2020 are as follows:

Operating Leases
(In millions)
2021	$19
2022	15
2023	9
2024	2
2025	1
2026 and thereafter	2

Total future minimum lease payments	48
Imputed interest	(2)

Lease liabilities	$46

Lessor

DT Midstream leases assets under an operating lease for a pipeline which commenced in December 2018. The lease is comprised of fixed payments with a remaining term of 18 years. The operating lease does not have renewal provisions or options to purchase the assets at the end of the lease and does not have termination for convenience provisions. The lease term extends to the end of the estimated economic life of the leased assets, thereby resulting in no residual value.

A lease is deemed to exist when DT Midstream has provided other parties with the right to control the use of identified property, plant or equipment, as conveyed through a contract, for a certain period of time and consideration received. The right to control is deemed to occur when DT Midstream has provided other parties with the right to obtain substantially all of the economic benefits of the identified assets and the right to direct the use of such assets.

Notes to Consolidated Financial Statements—(Continued)

DT Midstream’s minimum future rental revenues under the operating lease for remaining periods as of December 31, 2020 are as follows:

(In millions)
2021	$9
2022	9
2023	9
2024	9
2025	8
2026 and thereafter	113

$157

DT Midstream’s fixed lease income associated with the operating lease was $9 million for both years ended December 31, 2020 and 2019. Depreciation expense associated with the property under the operating lease was $3 million for both years ended December 31, 2020 and 2019.

Property under the operating lease for DT Midstream as of December 31, 2020 and December 31, 2019 is as follows:

	2020	2019

	(In millions)
Gross property under operating leases	$58	58
Accumulated amortization of property under operating leases	$6	3

13. Commitments and Contingencies

From time to time DT Midstream is subject to legal, administrative and environmental proceedings before various courts, arbitration panels and governmental agencies concerning claims arising in the ordinary course of business. These proceedings include certain contract disputes, additional environmental reviews and investigations, audits and pending judicial matters. DT Midstream cannot predict the final disposition of such proceedings. DT Midstream regularly reviews legal matters and records provisions for claims that they can estimate and are considered probable of loss. The amount or range of reasonably possible losses is not anticipated to, either individually or in the aggregate, materially adversely affect DT Midstream’s business, financial condition and results of operations.

Other Guarantees

In certain limited circumstances, DT Midstream enters into contractual guarantees. DT Midstream does not have any guarantees of other parties’ obligations as of December 31, 2020 or 2019.

Purchase Commitments

As of December 31, 2020, DT Midstream was party to long-term purchase commitments relating to a variety of goods and services required for their business. DT Midstream estimates lifetime purchase commitments of approximately $9 million.

(In millions)
2021	$2
2022	3
2023	3
2024	1
2025	—
2026 and thereafter	—

$9

Notes to Consolidated Financial Statements—(Continued)

Bankruptcies

DT Midstream’s Gathering segment provides gas gathering services under customer contracts with gas shippers in the Utica and Marcellus regions in Pennsylvania and West Virginia. In December 2019, one of these customers, Arsenal Resources, entered into bankruptcy. The Bankruptcy Court issued an order approving a plan to be followed in connection with the bankruptcy with an effective date of January 7, 2020. As of December 31, 2019, DT Midstream recorded a reserve of approximately $8 million against a portion of its accounts receivable from Arsenal Resources.

In 2020, DT Midstream received payments of approximately $4 million from Arsenal Resources under the terms of a cure agreement. There is no reserve remaining at December 31, 2020.

Environmental Contingencies

In order to comply with certain state environmental regulations, DT Midstream has an obligation to restore pipeline right-of-way slope failures that may arise in the ordinary course of business in the Utica and Marcellus shale region. Slope restoration expenditures are typically capital in nature. As of December 31, 2020 and 2019, DT Midstream had accrued contingent liabilities of $23 and $22 million, respectively, for future slope restoration expenditures. DT Midstream believes the accrued amounts are sufficient to cover estimated future expenditures.

COVID-19 Pandemic

DT Midstream is actively monitoring the impact of the COVID-19 pandemic on supply chains, markets, counterparties, and customers, and any related impacts on operating costs, customer demand, and recoverability of assets that could materially impact DT Midstream’s financial results.

There have been no material adjustments or reserves deemed necessary to the financial statements as of December 31, 2020 as a result of COVID-19. DT Midstream cannot predict the future impacts of the COVID-19 pandemic on the Consolidated Financial Statements, as developments involving COVID-19 and its related effects on economic and operating conditions remain highly uncertain.

14. Employee Benefits and Stock Based Compensation

Defined Contribution Plans

DT Midstream participates in the defined contribution retirement savings plans of DTE Energy. Participation in one of these plans is available to substantially all employees. For substantially all employees, the employer matches employee contributions up to certain predefined limits based upon eligible compensation and the employee’s contribution rate. Additionally, for eligible employees who do not participate in the DTE Energy defined benefit pension plans, DT Midstream annually contributes an amount equivalent to 4% of an employee’s eligible pay to the employee’s defined contribution retirement savings plan. For DT Midstream, the cost of these plans was $2.4 million, $1.7 million and $1.5 million for the years ended December 31, 2020, 2019 and 2018, respectively.

DT Midstream participates in a defined contribution supplemental healthcare plan offered by DTE Energy for eligible employees, in lieu of defined benefit post-retirement healthcare benefits. DT Midstream’s costs for contributions to this plan were not material for the years ended December 31, 2020, 2019 and 2018.

Defined Benefit and Other Postretirement Benefit Plans

Eligible employees of DT Midstream participate in various plans that provide defined benefit pension and other postretirement benefits for DTE Energy and its affiliates. DT Midstream accounts for its participation in DTE Energy’s qualified and nonqualified pension and other postretirement plans by applying multiemployer plan accounting. DTE Midstream’s costs for contributions to these plans were not material for the years ended December 31, 2020, 2019 and 2018.

Notes to Consolidated Financial Statements—(Continued)

Stock-Based Compensation

DT Midstream participates in DTE Energy’s stock incentive program which permits the grant of performance shares and restricted stock awards to employees and members of DTE Energy’s Board of Directors. As a result of a settlement of an award of performance shares or a restricted stock award, DTE Energy may deliver common stock from its authorized but unissued common stock and/or from outstanding common stock acquired by or on behalf of DTE Energy in the name of the participant.

DTE Energy records compensation expense at fair value over the vesting period for all awards it grants. DT Midstream records compensation expense at fair value over the vesting period for all DTE Energy stock grants held by employees of DT Midstream.

Performance Share Awards

Performance shares awarded under the plan are for a specified number of shares of DTE Energy common stock that entitle the holder to receive a cash payment, shares of DTE common stock, or a combination thereof. The final value of the award is determined by the achievement of certain performance objectives and market conditions. The awards vest at the end of a specified period, usually three years. Awards granted in 2020, 2019 and 2018 were primarily deemed to be equity awards. The DTE Energy stock price and number of probable shares attributable to market condition for such equity awards are fair valued only at the grant date. DTE Energy accounts for performance share awards by accruing compensation expense over the vesting period based on: (i) the number of shares expected to be paid which is based on the probable achievement of performance objectives; and (ii) the closing stock price market value. The settlement of the award is based on the closing price at the settlement date.

DT Midstream incurred compensation expense for performance share awards as follows:

	2020	2019	2018

	(In millions)
Compensation expense	$6	$6	$4
Cash settlements(a)	$1	$1	$1
Stock settlements(a)	$7	$4	$2

(a)	Sum of cash and stock settlements approximates the intrinsic value of the awards.

During the vesting period, the recipient of a performance share award has no shareholder rights. During the period beginning on the date the performance shares are awarded and ending on the certification date of the performance objectives, the number of performance shares awarded will be increased, assuming full dividend reinvestment at the fair market value on the dividend payment date. The cumulative number of performance shares will be adjusted to determine the final payment based on the performance objectives achieved. Performance shares are nontransferable and are subject to risk of forfeiture.

The following table summarizes performance share activity for grants held by DT Midstream employees for the period ended December 31, 2020:

	Performance Shares	Weighted Average Grant Date Fair Value

Balance at December 31, 2019	109,567	$106.37
Grants	50,038	$130.60
Forfeitures	(1,943)	$99.37
Payouts	(42,396)	$98.20

Balance at December 31, 2020	115,266	$119.75

Notes to Consolidated Financial Statements—(Continued)

As of December 31, 2020, DT Midstream’s total unrecognized compensation cost related to non-vested performance shares and the weighted average recognition period was $7 million and 1.17 years, respectively.

Restricted Stock Awards

Stock awards granted under the plan are restricted for varying periods, generally for three years. Participants have all rights of a DTE Energy shareholder with respect to a stock award, including the right to receive dividends and vote the shares. Prior to vesting in the stock awards, the participant: (i) may not sell, transfer, pledge, exchange, or otherwise dispose of shares; (ii) shall not retain custody of the share certificates; and (iii) will deliver to DTE Energy a stock power with respect to each stock award upon request.

The restricted stock awards are recorded at cost that approximates fair value on the date of grant. The cost is amortized to compensation expense over the vesting period.

The fair value of restricted stock awards vested, compensation cost charged against income and unrecognized compensation costs were not material for the years ended December 31, 2020, 2019 and 2018.

15. Segment and Related Information

DT Midstream sets strategic goals, allocates resources, and evaluates performance based on the following structure:

Pipeline and Other segment owns and operates interstate and intrastate natural gas pipelines, storage systems, and natural gas gathering lateral pipelines. The segment also has interests in equity method investees that own and operate interstate natural gas pipelines. It is engaged in the transportation and storage of natural gas for intermediate and end user customers.

Gathering segment owns and operates gas gathering systems. It is engaged in collecting natural gas from points at or near customers’ wells for delivery to plants for processing, to gathering pipelines for further gathering, or to pipelines for transportation, as well as associated ancillary services, including water impoundment, water storage, water transportation and sand mining.

Inter-segment billing for goods and services exchanged between segments is based upon contracted or market-based prices of the provider and primarily consists of:

	Year Ended December 31,
	2020	2019	2018

	(In millions)
Pipeline and Other	$—	$—	$—
Gathering	1	3	3

	$1	$3	$3

Notes to Consolidated Financial Statements—(Continued)

Financial data of DT Midstream’s business segments follows:

	December 31, 2020
	Pipeline and Other	Gathering	Eliminations	Total

	(In millions)
Operating revenues	$266	489	(1)	$754
Operation and maintenance	$53	123	(1)	$175
Depreciation and amortization	$52	100	—	$152
Interest expense	$43	70	—	$113
Interest income	$(4)	(5)	—	$(9)
Earnings from equity method investees	$108	—	—	$108
Income tax expense	$58	58	—	$116
Net income attributable to DT Midstream	$155	157	—	$312
Investments in equity method investees	$1,691	—	—	$1,691
Capital expenditures and acquisitions	$350	168	—	$518
Goodwill	$53	420	—	$473
Total assets	$4,343	3,999	—	$8,342

	December 31, 2019
	Pipeline and Other	Gathering	Eliminations	Total

	(In millions)
Operating revenues	$234	273	(3)	$504
Operation and maintenance	$64	80	(3)	$141
Depreciation and amortization	$46	47	—	$93
Interest expense	$56	22	(3)	$75
Interest income	$(11)	—	3	$(8)
Earnings from equity method investees	$98	—	—	$98
Income tax expense	$38	34	—	$72
Net income attributable to DT Midstream	$116	88	—	$204
Investments in equity method investees	$1,684	—	—	$1,684
Capital expenditures and acquisitions	$401	2,106	—	$2,507
Goodwill(a)	$53	418	—	$471
Total assets	$3,852	3,935	—	$7,787

(a)	Segment allocation has been recast.

	December 31, 2018
	Pipeline and Other	Gathering	Eliminations	Total

	(In millions)
Operating revenues	$237	251	(3)	$485
Operation and maintenance	$63	62	(3)	$122
Depreciation and amortization	$41	40	—	$81
Interest expense	$49	20	—	$69
Interest income	$(9)	—	—	$(9)
Earnings from equity method investees	$125	—	—	$125
Income tax expense	$38	34	—	$72
Net income attributable to DT Midstream	$139	92	—	$231
Investments in equity method investees	$1,585	—	—	$1,585
Capital expenditures and acquisitions	$89	106	—	$195
Goodwill	$49	250	—	$299
Total assets	$3,443	1,434	—	$4,877

Notes to Consolidated Financial Statements—(Continued)

16. Related Party Transactions

DT Midstream has entered into certain agreements with subsidiaries of DTE Energy and DT Midstream’s equity method investees that result in related party transactions.

Pursuant to an operating agreement, DTE Gas Company, an indirectly wholly-owned subsidiary of DTE Energy, provided physical operations, maintenance, and technical support for DT Midstream’s facilities.

DT Midstream contracts with DTE Energy Trading, Inc., an indirectly wholly-owned subsidiary of DTE Energy, for various marketing and capacity optimization services.

DT Midstream utilizes various services performed by other subsidiaries of DTE Energy, the impact of which was not material.

DT Midstream had $3,175 million and $2,922 million in short-term borrowings due to DTE Energy, and $263 million and $117 million in notes receivable due from DTE Energy at December 31, 2020 and 2019, respectively. The intercompany loan agreements have an interest rate of 3.9% and a term of one year subject to one-year evergreen renewal provisions.

The following is a summary of DT Midstream’s transactions with affiliated companies:

	December 31,
	2020	2019	2018

	(In millions)
Revenues
Pipeline and storage	$16	$12	$8
Gathering	$10	$21	$29
Other Costs
Interest income	$(6)	$(8)	$(9)
Interest expense	$110	$75	$69
Operation and maintenance and Other expense	$54	$33	$32
Other
Contributions from DTE Energy	$252	$1,274	$250
Distributions from DTE Energy	$—	$64	$185
Note receivable from Vector	$4	$4	$4

DTE Energy Foundation

There were no contributions made by DT Midstream to the DTE Energy Foundation for the year ended December 31, 2020 and 2019. DT Midstream’s charitable contribution to the DTE Energy Foundation was $7 million for the year ended December 31, 2018. The DTE Energy Foundation is a not-for-profit private foundation, the purpose of which is to contribute to and assist charitable organizations.

DT Midstream, Inc. Consolidated Financial Statements

Formerly known as DTE Gas Enterprises, LLC

Consolidated Statements of Operations (Unaudited)

(in millions, except shares outstanding and per share amount)

	Three Months Ended March 31,
	2021	2020
Revenues
Operating revenues	$197	$169

Operating Expenses
Operation and maintenance	50	33
Depreciation and amortization	41	36
Taxes other than income	7	4
Asset (gains) losses and impairments, net	(1)	—

Operating Income	100	96

Other (Income) and Deductions
Interest expense	26	27
Interest income	(3)	(1)
Earnings from equity method investees	(32)	(30)
Other (income) and expense	(1)	—

Income Before Income Taxes	110	100

Income Tax Expense	29	26

Net Income	81	74

Less: Net Income Attributable to Noncontrolling Interests	3	3

Net Income Attributable to DT Midstream	$78	$71

Basic and Diluted Earnings per Common Share	$90,000	$—

Weighted Average Common Shares Outstanding
Basic	867	—
Diluted	867	—

See Notes to Consolidated Financial Statements (Unaudited).

DT Midstream, Inc. Consolidated Financial Statements

Formerly known as DTE Gas Enterprises, LLC

Consolidated Statements of Comprehensive Income (Unaudited)

(in millions)

	Three Months Ended March 31,
	2021	2020
Net Income	$81	$74

Foreign currency translation and unrealized gain (loss) on derivatives, net of tax	1	(1)

Other comprehensive income (loss)	1	(1)

Comprehensive income	82	73
Less: Comprehensive income attributable to noncontrolling interests	3	3

Comprehensive Income Attributable to DT Midstream, Inc.	$79	$70

See Notes to Consolidated Financial Statements (Unaudited).

DT Midstream, Inc. Consolidated Financial Statements

Formerly known as DTE Gas Enterprises, LLC

Consolidated Statements of Financial Position (Unaudited)

(in millions)

	March 31,	December 31,
	2021	2020
ASSETS
Current Assets
Cash	$29	$42
Accounts receivable (net of allowance for doubtful accounts of $- for each period end)
Third parties	107	123
Related parties	6	3
Notes receivable
Due from DTE Energy	251	263
Due from third party	12	11
Due from related party	4	—
Other	32	41

	441	483

Investments
Investments in equity method investees	1,683	1,691

Property
Property, plant, and equipment	4,000	3,981
Accumulated depreciation	(538)	(511)

	3,462	3,470

Other Assets
Goodwill	473	473
Long term notes receivable
Third party	18	15
Related party	—	4
Operating lease right-of-use assets	40	45
Customer relationships and other intangible assets, net	2,125	2,140
Other	22	21

	2,678	2,698

Total Assets	$8,264	$8,342

See Notes to Consolidated Financial Statements (Unaudited).

DT Midstream, Inc. Consolidated Financial Statements

Formerly known as DTE Gas Enterprises, LLC

Consolidated Statements of Financial Position (Unaudited)

(in millions)

	March 31,	December 31,
	2021	2020
LIABILITIES AND EQUITY
Current Liabilities
Accounts payable
Third parties	$17	$29
Related parties	11	10
Operating lease liabilities	18	17
Short-term borrowings due to DTE Energy	3,021	3,175
Other	45	57

	3,112	3,288

Other Liabilities
Deferred income taxes	771	743
Operating lease liabilities	24	28
Other	53	55

	848	826

Total Liabilities	3,960	4,114

Commitments and Contingencies (Note 6)

Stockholder’s Equity/Member’s Equity
Common stock ($0.01 par value, 1,000 and no shares issued and outstanding at March 31, 2021 and December 31, 2020, respectively)	—	—
Additional paid in capital	3,332	3,333
Retained earnings	831	751
Accumulated other comprehensive income (loss)	(10)	(11)

Total DT Midstream Equity	4,153	4,073
Noncontrolling interests	151	155

Total Equity	4,304	4,228

Total Liabilities and Equity	$8,264	$8,342

See Notes to Consolidated Financial Statements (Unaudited).

DT Midstream, Inc. Consolidated Financial Statements

Formerly known as DTE Gas Enterprises, LLC

Consolidated Statements of Cash Flows (Unaudited)

(in millions)

	Three Months Ended March 31,
	2021	2020
Operating Activities
Net Income	$81	$74
Adjustments to reconcile Net Income to Net cash from operating activities
Depreciation and amortization	41	36
Deferred income taxes	28	25
Earnings from equity method investees	(32)	(30)
Dividends from equity method investees	38	37
Asset (gains) losses and impairments, net	(1)	—
Changes in assets and liabilities
Accounts receivable, net	14	7
Accounts payable—third parties	(5)	(5)
Accounts payable—related parties	1	(4)
Other current and noncurrent assets and liabilities	(2)	(7)

Net cash from operating activities	163	133

Investing Activities
Plant and equipment expenditures	(27)	(136)
Distributions from equity method investees	3	—
Contributions to equity method investees	(1)	(15)
Notes receivable due from DTE Energy	12	6
Notes receivable—third party and related party	(4)	(7)

Net cash used for investing activities	(17)	(152)

Financing Activities
Short-term borrowings due to DTE Energy	(154)	162
Distributions to noncontrolling interests	(6)	(3)
Contributions from DTE Energy	1	—

Net cash from financing activities	(159)	159

Net Increase (Decrease) in Cash	(13)	140
Cash at Beginning of Period	42	46

Cash and Restricted Cash at End of Period*	$29	$186

* Includes Restricted Cash of $— million and $123 million at March 31, 2021 and March 31, 2020, respectively

Supplemental disclosure of cash information
Cash paid for:
Interest, net of interest capitalized	$26	$26
Income Taxes	$2	$—

Supplemental disclosure of non-cash investing and financing activities
Plant and equipment expenditures in accounts payable and other accruals	$13	$93

See Notes to Consolidated Financial Statements (Unaudited).

DT Midstream, Inc. Consolidated Financial Statements

Formerly known as DTE Gas Enterprises, LLC

Consolidated Statement of Changes in Stockholder’s Equity/Member’s Equity (Unaudited)

(in millions)

	Common Stock		Additional Paid In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Noncontrolling Interests	Total
	Shares	Amount
Balance at December 31, 2020	—	$—	$3,333	$751	$(11)	$155	$4,228

Net Income (Loss)	—	—	—	78	—	3	81
Reorganization to C Corporation*	1,000	—	—	—	—	—	—
Distributions to noncontrolling interests	—	—	—	—	—	(6)	(6)
Tax and other adjustments	—	—	(1)	2	—	(1)	—
Other comprehensive income (loss)	—	—	—	—	1	—	1

Balance at March 31, 2021	1,000	$—	$3,332	$831	$(10)	$151	$4,304

*	Issuance of common shares at $0.01 par value upon conversion to C Corporation from a single member LLC

	Additional Paid In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Noncontrolling Interests	Total
Balance at December 31, 2019	$3,081	$501	$(13)	$155	$3,724

Net Income (Loss)	—	71	—	3	74
Distributions to noncontrolling interests	—	—	—	(3)	(3)
Tax and other adjustments	(1)	—	—	—	(1)
Other comprehensive income (loss)	—	—	(1)	—	(1)

Balance at March 31, 2020	$3,080	$572	$(14)	$155	$3,793

See Notes to Consolidated Financial Statements (Unaudited).

Notes to Consolidated Financial Statements (Unaudited)

1. The Proposed Separation, Description of the Business, and Basis of Presentation

The Proposed Separation

On October 27, 2020, DTE Energy Company (“DTE Energy”) announced that DTE Energy’s Board of Directors authorized management to separate the DTE midstream business, DT Midstream, Inc., formerly known as DTE Gas Enterprises, LLC, and its consolidated subsidiaries (“DT Midstream”) from DTE Energy through a pro rata distribution (the “Distribution”) to DTE Energy shareholders of all of the outstanding common stock of DT Midstream. This separation (the “Separation” or “Spin-Off”) is expected to take place by mid-year 2021, subject to final approval by DTE Energy’s Board of Directors, a Form 10 registration statement being declared effective by the Securities and Exchange Commission, regulatory approvals and satisfaction of other conditions.

In connection with the Separation, on January 13, 2021, DTE Gas Enterprises, LLC converted into a Delaware corporation pursuant to a statutory conversion and changed its name to DT Midstream, Inc. At the conversion, DT Midstream issued 1,000 shares of common stock at $0.01 par value to its parent, a subsidiary of DTE Energy. As DT Midstream was a single member LLC as of March 31, 2020 and December 31, 2020 and a corporation with stockholder’s equity as of March 31, 2021, Consolidated Statements of Changes in Stockholder’s Equity/Member’s Equity are presented as of March 31, 2021, March 31, 2020 and December 31, 2020.

Following the Separation, DT Midstream will be an independent, publicly traded company, and DTE Energy will not retain any ownership interest in DT Midstream. In order to govern the ongoing relationships between DT Midstream and DTE Energy after the Spin-Off and to facilitate an orderly transition, DT Midstream will enter into a Separation and Distribution Agreement with DTE Energy, in addition to certain other agreements, including a Transition Services Agreement, a Tax Matters Agreement and an Employee Matters Agreement. These agreements will allocate between DT Midstream and DTE Energy the assets, employees, liabilities and obligations of DTE Energy and its subsidiaries attributable to periods prior to, at and after the Distribution, provide for certain services to be delivered on a transitional basis and govern the relationship between DT Midstream and DTE Energy following the Spin-Off.

Accordingly, following the termination of the Transition Services Agreement, DT Midstream will establish standalone functions to provide services currently received from DTE Energy, or obtain such services from unaffiliated third parties. These services include accounting, auditing, communications, tax, legal and ethics and compliance program administration, human resources, information technology, insurance, investor relations, risk management, treasury, other shared facilities and other general, administrative and limited operational functions.

Description of the Business

DT Midstream is an owner, operator, and developer of an integrated portfolio of natural gas interstate pipelines, intrastate pipelines, storage systems, gathering lateral pipelines, gathering systems, treatment plants and compression and surface facilities. DT Midstream owns both wholly owned pipeline and gathering assets which it operates directly, and interests in equity method investees which own and operate interstate pipelines, many of which have connectivity to DT Midstream’s wholly owned assets. DT Midstream provides multiple, integrated natural gas services to customers through two primary segments: (i) Pipelines and Other, which includes interstate pipelines, intrastate pipelines, storage systems, gathering lateral pipelines and related treatment plants and compression and surface facilities, and (ii) Gathering, which includes gathering systems and related treatment plants and compression and surface facilities.

DT Midstream’s core assets connect demand centers in the Midwestern U.S., Eastern Canada, Northeastern U.S. and Gulf Coast regions to production areas of the Marcellus/Utica and Haynesville dry natural gas formations in the Appalachian and Gulf Coast Basins.

Notes to Consolidated Financial Statements (Unaudited)—(Continued)

Basis of Presentation

DT Midstream has historically operated as a consolidated entity of DTE Energy and not as a standalone company. The accompanying financial statements were prepared in connection with the Separation on a carve-out basis using the consolidated financial statements and accounting records of DTE Energy. They represent the historical financial position, results of operations, and cash flows of DT Midstream as they were historically managed in accordance with accounting principles generally accepted in the United States (“GAAP”). They reflect significant assumptions and allocations.

DT Midstream is currently, and will remain, the parent holding company for the legal entities included in the Spin-Off; therefore, these financial statements are presented on a consolidated basis. GAAP requires management to use estimates and assumptions that impact reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities. Actual results may differ from DT Midstream’s estimates. DT Midstream believes the assumptions underlying these financial statements are reasonable; however, the financial statements may not include all expenses that would have been incurred had DT Midstream existed as a standalone entity. Similarly, amounts reported within the Consolidated Statements of Operations are not necessarily indicative of amounts expected in future periods.

The Consolidated Financial Statements are unaudited but, in DT Midstream’s opinion, include all adjustments necessary to present a fair statement of the results for the interim periods. All adjustments are of a normal recurring nature, except as otherwise disclosed in these Consolidated Financial Statements and Notes to Consolidated Financial Statements. Financial results for this interim period are not necessarily indicative of results that may be expected for any other interim period or for the fiscal year ending December 31, 2021.

Cost Allocations

The Consolidated Financial Statements of DT Midstream include general corporate expenses of DTE Energy that have historically been allocated to DT Midstream on a monthly basis and classified within the appropriate Statement of Operations line item. Corporate allocations include expenses related to labor and benefits, professional fees, shared assets and other expenses related to DTE Energy’s corporate functions that provide support to DT Midstream. The allocation methodology utilized for purposes of this carve-out is consistent with the legacy allocation process, which allocates costs based on cost drivers. Cost drivers represent units of work that best reflect the consumption of resources within a specific corporate support function for a business group, and include time studies, activity-based metrics, headcount, and other allocation methods. DTE Energy believes this combination of cost drivers appropriately allocates costs attributable to DT Midstream, and annually performs assessments of the allocation methodology to allow for continued assertion of this conclusion.

	Three Months Ended March 31,
	2021	2020

	(In millions)
Operation and maintenance	$16	6

Total corporate allocations	$16	6

Corporate allocations for the three months ended March 31, 2021 include approximately $10 million of Spin-Off related transaction costs for legal, accounting, auditing and other professional services incurred for the benefit of DT Midstream.

Notes to Consolidated Financial Statements (Unaudited)—(Continued)

There is no external debt directly attributable to DT Midstream, and therefore all debt recorded in the accompanying Consolidated Statements of Financial Position represents intercompany borrowings due to DTE Energy. Similarly, interest expense recorded in the Consolidated Statements of Operations represents interest on the intercompany borrowings due to DTE Energy, with the exception of approximately $1 million of accretion expense on the liability for contingent consideration related to the December 2019 acquisition of Blue Union and LEAP. The contingent consideration was paid when the LEAP gathering pipeline achieved the final milestone of its construction in July 2020.

Cash Management

DT Midstream’s sources of liquidity include cash generated from operations and intercompany loans obtained through DTE Energy’s corporate-wide cash management practices. Cash is managed centrally, with certain net earnings reinvested in, and working capital requirements met from, existing liquid funds. As a subsidiary of DTE Energy, DT Midstream’s bank accounts are set up as zero balance accounts held by DTE Energy. Cash is swept in and out of the bank’s accounts daily in order to achieve a zero balance at the close of each workday. Net DT Midstream cash inflows or outflows are settled daily against the intercompany notes receivable or borrowings, as applicable, with DTE Energy.

The cash and cash equivalents held by DTE Energy at the corporate level were not attributed to DT Midstream for any of the periods presented. Only cash amounts specifically attributable to DT Midstream are reflected in the accompanying Consolidated Statements of Financial Position. For the periods presented, these amounts include cash held by consolidated entities with noncontrolling interests, which are not managed as part of the corporate-wide cash management arrangement.

Intercompany notes receivable and borrowings arising from the working capital loan agreement have been presented as assets and liabilities, respectively, on the Consolidated Statements of Financial Position. All other intercompany receivables and payables are classified as “due to related parties” or “due from related parties” on the Consolidated Statements of Financial Position, given that their historical method of settlement is cash. The classification of these items as current or noncurrent is dependent on the due date of the asset or obligation.

DT Midstream had $3,021 million and $3,175 million in short-term borrowings due to DTE Energy, and $251 million and $263 million in notes receivable due from DTE Energy at March 31, 2021 and December 31, 2020, respectively. DT Midstream incurred $26 million of interest expense on short-term borrowings due to DTE Energy during the three months ended March 31, 2021 and 2020. The intercompany working capital loan agreements have interest rates of 3.3% and 3.9% for 2021 and 2020, respectively, and a term of one year subject to one-year evergreen renewal provisions. Each evergreen renewal period has a term of 12 months unless DTE Energy provides written notice to DT Midstream of its intention not to extend the agreements at least 10 days prior to the effective maturity dates. DTE Energy has committed that it will ensure the agreements are automatically extended and it will not exercise its 10-day termination option or decrease the loan limits through the earlier of the Spin-Off or June 30, 2022, as DT Midstream could not pay such amounts if not extended or if the loan limits were decreased by DTE Energy.

Effective April 7, 2021, DTE Energy and DT Midstream restructured the working capital loan agreement, resulting in the replacement of loan agreements between DT Midstream subsidiaries and DTE Energy with a single agreement between DTE Energy and DT Midstream. As a result, beginning in April 2021, the short-term borrowings due to DTE Energy and the notes receivable from DTE Energy will be aggregated into a single short-term borrowing due to DTE Energy. All other terms of the restructured working capital loan agreement remain consistent with the prior agreements.

Notes to Consolidated Financial Statements (Unaudited)—(Continued)

In connection with the Spin-Off, DT Midstream expects to incur indebtedness in the form of senior notes and a term loan and to enter into a revolving credit facility. If such funds are raised, DT Midstream will repay the intercompany borrowings using internally generated funds and the issuance of long-term debt.

Income Taxes

During the periods presented in the Consolidated Financial Statements, DT Midstream’s operations were included in the consolidated federal income tax return filed by DTE Energy. DTE Energy and its subsidiaries file consolidated and/or separate company income tax returns in various states and localities, including a consolidated return in the State of Michigan. DT Midstream also files certain separate state and foreign income tax returns. The income tax provision included in these Consolidated Financial Statements has been determined on a stand-alone basis as if DT Midstream filed separate federal, state, local, and foreign income tax returns for the periods presented, which is referred to as the separate return method. Use of the separate return method may result in differences in the DT Midstream standalone tax provisions and related deferred tax assets and liabilities as compared to the corresponding amounts for DT Midstream as presented in the DTE Energy Consolidated Financial Statements. DT Midstream’s income taxes, as presented in the carve-out financial statements, may not be indicative of the income taxes that the DT Midstream will generate in the future.

Principles of Consolidation

DT Midstream consolidates all majority-owned subsidiaries and investments in entities in which they have controlling influence. Non-majority owned investments are accounted for using the equity method when DT Midstream is able to significantly influence the operating policies of the investee. When DT Midstream does not influence the operating policies of an investee, the equity investment is measured at fair value, if readily determinable, or if not readily determinable, at cost less impairment, if applicable. DT Midstream eliminates all intercompany balances and transactions.

DT Midstream evaluates whether an entity is a variable interest entity (“VIE”) whenever reconsideration events occur. DT Midstream consolidates VIEs for which they are the primary beneficiary. If DT Midstream is not the primary beneficiary and an ownership interest is held, the VIE is accounted for under the equity method of accounting. When assessing the determination of the primary beneficiary, DT Midstream considers all relevant facts and circumstances, including: the power, through voting or similar rights, to direct the activities of the VIE that most significantly impact the VIE’s economic performance and the obligation to absorb the expected losses and/or the right to receive the expected returns of the VIE. DT Midstream performs ongoing reassessments of all VIEs to determine if the primary beneficiary status has changed.

The maximum risk exposure for consolidated VIEs is reflected on DT Midstream’s Consolidated Statements of Financial Position. For non-consolidated VIEs, the maximum risk exposure of DT Midstream is generally limited to its investment, notes receivable, future funding commitments, and amounts which it has guaranteed.

DT Midstream owns an 85% interest in Stonewall Gas Gathering (“SGG”), which owns and operates midstream natural gas assets. SGG has contracts in which certain construction risk was designed to pass-through to customers, with DT Midstream retaining operational and customer default risk. SGG is a VIE with DT Midstream as the primary beneficiary.

DT Midstream has a variable interest in NEXUS Gas Transmission, LLC, a joint venture which owns a 256-mile pipeline to transport Utica and Marcellus shale gas to Ohio, Michigan, and Ontario market centers (“NEXUS Gas Transmission Pipeline”). NEXUS Gas Transmission Pipeline also owns Generation Pipeline, LLC, a 25-mile regulated pipeline system located in northern Ohio. NEXUS Gas Transmission Pipeline is a VIE as it has insufficient equity at risk to finance its activities. DT Midstream is not the primary beneficiary, as the power to direct significant activities is shared between the owners of the equity interests. DT Midstream accounts for its ownership interest in NEXUS Gas Transmission Pipeline under the equity method.

Notes to Consolidated Financial Statements (Unaudited)—(Continued)

DT Midstream has a variable interest in an exploration and production company in the Utica shale region. DT Midstream does not have an ownership interest in the entity and is not the primary beneficiary. The maximum risk exposure is limited to amounts DT Midstream has funded, which are accounted for as a note receivable, or committed to fund for joint development activities.

The following table summarizes the major items in the Consolidated Statements of Financial Position for consolidated VIEs as of March 31, 2021 and December 31, 2020. All assets and liabilities of a consolidated VIE are presented where it has been determined that a consolidated VIE has either (1) assets that can be used only to settle obligations of the VIE or (2) liabilities for which creditors do not have recourse to the general credit of the primary beneficiary. VIEs, in which DT Midstream holds a majority voting interest and is the primary beneficiary, that meet the definition of a business and whose assets can be used for purposes other than the settlement of the VIE’s obligations have been excluded from the table below.

Amounts for DT Midstream’s consolidated VIEs are shown below.

	March 31,	December 31,
	2021(a)	2020(a)

	(In millions)
Assets
Cash	$21	34
Accounts receivable – third parties	9	8
Other current assets	1	2
Intangible assets, net	524	527
Property, plant and equipment, net	408	411
Goodwill	25	25

	$988	1,007

Liabilities
Accounts payable and other current liabilities	$2	2
Other noncurrent liabilities	4	5

	$6	7

(a)	Amounts shown include 100% of SGG’s assets and liabilities, of which DT Midstream owns 85% at March 31, 2021 and December 31, 2020.

Amounts for DT Midstream’s non-consolidated VIEs are as follows:

	March 31,	December 31,
	2021	2020

	(In millions)
Investments in equity method investees	$1,342	1,349
Notes receivable—current	12	11
Notes receivable—noncurrent	18	15
Future funding commitments	$18	21

Related Parties

Transactions between DT Midstream and DTE Energy, as well as transactions between DT Midstream and its equity method investees, have been presented as related party transactions in the accompanying Consolidated Financial Statements.

Notes to Consolidated Financial Statements (Unaudited)—(Continued)

Equity Method Investments

Investments in non-consolidated affiliates that are not controlled by DT Midstream, but over which they have significant influence, are accounted for using the equity method. At March 31, 2021 and December 31, 2020, DT Midstream’s share of the underlying equity in the net assets of the investees exceeded the carrying amounts of Investments in equity method investees by $7 million and $13 million, respectively. The difference is being amortized over the life of the underlying assets. As of March 31, 2021 and December 30, 2020, DT Midstream’s consolidated retained earnings balance includes undistributed earnings from equity method investments of $85 million and $94 million, respectively.

DT Midstream equity method investees are described below:

	Investments As of		% Owned
	March 31,	December 31,	March 31,	December 31,
Equity Method Investee	2021	2020	2021	2020	Description

	(In millions)
NEXUS Gas Transmission Pipeline	$1,342	1,349	50%	50%	256-mile pipeline to transport Utica/Marcellus shale gas to Ohio, Michigan, and Ontario market centers. Also includes Generation Pipeline, a 23-mile pipeline located in northern Ohio

Vector Pipeline	135	134	40%	40%	348-mile pipeline connecting Illinois, Michigan, and Ontario market centers

Millennium Pipeline	206	208	26%	26%	263-mile pipeline serving markets in the Northeast region

	1,683	1,691

For further information by segment, see Note 7, “Segment and Related Information.”

The following table presents summarized financial information of subsidiaries not consolidated and 50 percent or less owned by DT Midstream. The amounts included in the table below represent 100% of the results of continuing operations of such entities accounted for under the equity method of accounting.

Summarized income statement data is as follows:

	March 31,
	2021	2020

	(In millions)
Operating Revenue	$187	184
Operating Expenses	$94	95
Net Income	$84	80

Notes to Consolidated Financial Statements (Unaudited)—(Continued)

2. Summary of Significant Accounting Policies

Changes in Accumulated Other Comprehensive Income (Loss)

Comprehensive income (loss) is the change in stockholder’s equity/member’s equity during a period from transactions and events from non-owner sources, including Net Income. The amounts recorded to Accumulated other comprehensive income (loss) for DT Midstream consists of foreign currency translation adjustments and unrealized losses from derivatives accounted for as cash flow hedges. DT Midstream releases income tax effects from accumulated other comprehensive income when the circumstances upon which they are premised cease to exist.

Changes in Accumulated other comprehensive income (loss) are presented in DT Midstream’s Consolidated Statements of Changes of Stockholder’s Equity/Member’s Equity (Unaudited). For the three months ended March 31, 2021 and March 31, 2020, reclassifications out of Accumulated other comprehensive income (loss) were not material.

Financing Receivables

Financing receivables are primarily composed of trade receivables, notes receivable, and unbilled revenue. DT Midstream’s financing receivables are stated at net realizable value.

DT Midstream monitors the credit quality of its financing receivables on a regular basis by reviewing credit quality indicators and monitoring for trigger events, such as a credit rating downgrade or bankruptcy. Credit quality indicators include, but are not limited to, ratings by credit agencies where available, collection history, collateral, counterparty financial statements and other internal metrics. Utilizing such data, DT Midstream has determined three internal grades of credit quality. Internal grade 1 includes financing receivables for counterparties where credit rating agencies have ranked the counterparty as investment grade. To the extent credit ratings are not available, DT Midstream utilizes other credit quality indicators to determine the level of risk associated with the financing receivable. Internal grade 1 may include financing receivables for counterparties for which credit rating agencies have ranked the counterparty as below investment grade, however, due to favorable information on other credit quality indicators, DT Midstream has determined the risk level to be similar to that of an investment grade counterparty. Internal grade 2 includes financing receivables for counterparties with limited credit information and those with a higher risk profile based upon credit quality indicators. Internal grade 3 reflects financing receivables for which the counterparties have the greatest level of risk, including those in bankruptcy status.

The following represents DT Midstream’s financing receivables by year of origination, classified by internal grade of credit risk. The related credit quality indicators and risk ratings utilized to develop the internal grades have been updated through March 31, 2021.

	Year of Origination
	2021	2020	2019 and prior	Total

	(In millions)
Notes receivable
Internal grade 1	$—	—	4	4
Internal grade 2	—	—	30	30

Total notes receivable	$—	—	34	34

The customer allowance for doubtful accounts is calculated based on specific review of probable future collections based on receivable balances generally in excess of 30 days. Existing and future economic conditions, customer trends and other factors are also considered. Receivables are written off on a specific identification basis and determined based on the specific circumstances of the associated receivable.

Notes to Consolidated Financial Statements (Unaudited)—(Continued)

Notes receivable for DT Midstream are primarily comprised of intercompany loans and are included in Notes receivable due from DTE Energy on DT Midstream’s Consolidated Statements of Financial Position.

For non-intercompany notes receivable, DT Midstream ceases accruing interest (nonaccrual status), considers a note receivable impaired, and establishes an allowance for credit loss when it is probable that all principal and interest amounts due will not be collected in accordance with the contractual terms of the note receivable. In determining the allowance for credit losses for notes receivable, DT Midstream considers the historical payment experience and other factors that are expected to have a specific impact on the counterparty’s ability to pay, including existing and future economic conditions.

Cash payments received on notes receivable on nonaccrual status that do not bring the account contractually current are first applied to contractually owed past due interest, with any remainder applied to principal. Accrual of interest is generally resumed when the note receivable becomes contractually current. There are no notes receivable on nonaccrual status as of March 31, 2021.

DT Midstream did not have material financing receivables credit loss reserves accounts as of March 31, 2021 and 2020.

Uncollectible expense was zero for the three months ended March 31, 2021 and 2020. There are no past due financing receivables for DT Midstream as of March 31, 2021.

DT Midstream has been monitoring the impacts from the Coronavirus disease of 2019 (“COVID-19”) pandemic on our customers and various counterparties. As of March 31, 2021, the impact on collectability of DT Midstream’s receivables has not been material.

Operations and maintenance

Operations and maintenance is primarily comprised of costs for labor, outside services, materials, compression, purchased natural gas and other operating and maintenance costs.

Depreciation and amortization

Depreciation and amortization is related to Property, plant and equipment used in our transportation, storage and gathering businesses.

Income Taxes

The interim effective tax rates of DT Midstream are 27% and 26% for the three months ended March 31, 2021 and 2020, respectively. These tax rates are affected by estimated annual state and local income taxes and permanent items, as well as discrete items that may occur in any given period but are not consistent from period to period. The 1% increase in DT Midstream’s effective tax rate for the three months ended March 31, 2021 was primarily due to non-deductible transaction costs incurred during the quarter.

Notes to Consolidated Financial Statements (Unaudited)—(Continued)

3. New Accounting Pronouncements

Recently Adopted Pronouncements

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740)—Simplifying the Accounting for Income Taxes. The amendments in this update simplify the accounting for income taxes by removing certain exceptions, and clarifying certain requirements regarding franchise taxes, goodwill, consolidated tax expenses, and annual effective tax rate calculations. DT Midstream adopted the ASU effective January 1, 2021 using the modified retrospective and prospective approaches, where applicable. The adoption of the ASU did not have a significant impact on the Consolidated Financial Statements.

In August 2020, the FASB issued ASU No. 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity. The amendments in this update simplify the accounting for certain financial instruments with characteristics of liabilities and equity, including convertible instruments and contracts indexed to and potentially settled in an entity’s own equity. DT Midstream adopted the ASU effective January 1, 2021 using the modified retrospective approach. The adoption of the ASU did not impact the Consolidated Financial Statements.

Recently Issued Pronouncements

In March 2020, the FASB issued ASU No. 2020-04, Reference Rate Reform (Topic 848)—Facilitation of the Effects of Reference Rate Reform on Financial Reporting, as amended. The amendments in this update provide optional expedients and exceptions for applying GAAP to contract modifications and hedging relationships, subject to meeting certain criteria, that reference LIBOR or another reference rate expected to be discontinued. The guidance can be applied prospectively from any date beginning March 12, 2020 through December 31, 2022. The optional relief is temporary and cannot be applied to contract modifications and hedging relationships entered into or evaluated after December 31, 2022. DT Midstream presently has various contracts that reference LIBOR and is assessing how this standard may be applied to specific contract modifications.

4. Revenue

Significant Accounting Policy

Revenue is measured based upon the consideration specified in a contract with a customer at the time when performance obligations are satisfied. A performance obligation is a promise in a contract to transfer a distinct good or service or a series of distinct goods or services to the customer. DT Midstream revenues generally consist of services related to the gathering, transportation, and storage of natural gas. DT Midstream recognizes revenue when performance obligations are satisfied by transferring control over a service to a customer, which occurs when the service is provided to the customer.

Disaggregation of Revenue

The following is a summary of revenues disaggregated by segment for DT Midstream:

	Three Months ended March 31,
	2021	2020
Pipeline and Other(a)	$75	56
Gathering	122	113

(a)	Includes revenues outside the scope of Topic 606 primarily related to $2 million of contracts accounted for as leases for each of the quarters ended March 31, 2021 and 2020.

Notes to Consolidated Financial Statements (Unaudited)—(Continued)

Deferred Revenue

The following is a summary of deferred revenue activity:

(In millions)
Balance as of January 1, 2021	$22
Increases due to cash received or receivable, excluding amounts recognized as revenue during the period	2
Revenue recognized that was included in the deferred revenue balance at the beginning of the period	(1)

Balance at March 31, 2021	$23

The deferred revenues at DT Midstream generally represent amounts paid by or receivable from customers for which the associated performance obligation has not yet been satisfied.

Other performance obligations associated with deferred revenues include providing services related to customer prepayments. Deferred revenues associated with these services are recognized when control has transferred to the customer.

The following table represents deferred revenue amounts for DT Midstream that are expected to be recognized as revenue in future periods:

(In millions)
2021	$3
2022	4
2023	3
2024	3
2025	3
2026 and thereafter	7

$23

Transaction Price Allocated to the Remaining Performance Obligations

In accordance with optional exemptions available under Topic 606, DT Midstream did not disclose the value of unsatisfied performance obligations for (1) contracts with an original expected length of one year or less, (2) with the exception of fixed consideration, contracts for which revenue is recognized at the amount to which DT Midstream has the right to invoice for goods provided and services performed, and (3) contracts for which variable consideration relates entirely to an unsatisfied performance obligation.

Such contracts consist of varying types of performance obligations, including the delivery of midstream services. Contracts with variable volumes and/or variable pricing, including those with pricing provisions tied to a consumer price or other index, have also been excluded as the related consideration under the contract is variable at inception of the contract. Contract lengths vary from cancelable to multi-year.

Notes to Consolidated Financial Statements (Unaudited)—(Continued)

DT Midstream expects to recognize revenue for the following amounts related to fixed consideration associated with remaining performance obligations in each of the future periods noted:

(in millions)
2021	$65
2022	85
2023	74
2024	64
2025	59
2026 and thereafter	125

$472

5. Fair Value

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date in a principal or most advantageous market. Fair value is a market-based measurement that is determined based on inputs, which refer broadly to assumptions that market participants use in pricing assets or liabilities. These inputs can be readily observable, market corroborated, or generally unobservable inputs. DT Midstream makes certain assumptions it believes that market participants would use in pricing assets or liabilities, including assumptions about risk, and the risks inherent in the inputs to valuation techniques. DT Midstream believes they use valuation techniques that maximize the use of observable market-based inputs and minimize the use of unobservable inputs.

A fair value hierarchy has been established that prioritizes the inputs to valuation techniques used to measure fair value in three broad levels. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). In some cases, the inputs used to measure fair value might fall in different levels of the fair value hierarchy. All assets and liabilities are required to be classified in their entirety based on the lowest level of input that is significant to the fair value measurement in its entirety. Assessing the significance of a particular input may require judgment considering factors specific to the asset or liability and may affect the valuation of the asset or liability and its placement within the fair value hierarchy. DT Midstream classifies fair value balances based on the fair value hierarchy defined as follows:

•	Level 1 — Consists of unadjusted quoted prices in active markets for identical assets or liabilities that DT Midstream has the ability to access as of the reporting date.

•

Level 2 — Consists of inputs other than quoted prices included within Level 1 that are directly observable for the asset or liability or indirectly observable through corroboration with observable market data.

•

Level 3 — Consists of unobservable inputs for assets or liabilities whose fair value is estimated based on internally developed models or methodologies using inputs that are generally less readily observable and supported by little, if any, market activity at the measurement date. Unobservable inputs are developed based on the best available information and subject to cost-benefit constraints.

Notes to Consolidated Financial Statements (Unaudited)—(Continued)

Fair Value of Financial Instruments

The following table presents the carrying amount and fair value of financial instruments for DT Midstream:

	March 31, 2021				December 31, 2020
	Carrying	Fair Value			Carrying	Fair Value
	Amount	Level 1	Level 2	Level 3	Amount	Level 1	Level 2	Level 3

	(In millions)
Short term notes receivable
Notes receivable due from DTE Energy	$251	$—	$—	$270	$263	$—	$—	$292
Notes receivable due from third parties and related parties	$16	$—	$—	$16	$11	$—	$—	$11
Long term notes receivable
Third parties	$18	$—	$—	$18	$15	$—	$—	$15
Related party	$—	$—	$—	$—	$4	$—	$—	$4
Short-term borrowings due to DTE Energy	$3,021	$—	$—	$3,243	$3,175	$—	$—	$3,517

The fair values of DT Midstream’s non-publicly traded notes receivables due from DTE Energy and short-term borrowings due to DTE Energy are based on an internally developed model and are classified as Level 3 within the fair value hierarchy.

6. Commitments and Contingencies

From time to time DT Midstream is subject to legal, administrative and environmental proceedings before various courts, arbitration panels and governmental agencies concerning claims arising in the ordinary course of business. These proceedings include certain contract disputes, additional environmental reviews and investigations, audits and pending judicial matters. DT Midstream cannot predict the final disposition of such proceedings. DT Midstream regularly reviews legal matters and records provisions for claims that they can estimate and are considered probable of loss. The amount or range of reasonably possible losses is not anticipated to, either individually or in the aggregate, materially adversely affect DT Midstream’s business, financial condition and results of operations.

Other Guarantees

In certain limited circumstances, DT Midstream enters into contractual guarantees. DT Midstream does not have any guarantees of other parties’ obligations as of March 31, 2021 or 2020.

Environmental Contingencies

In order to comply with certain state environmental regulations, DT Midstream has an obligation to restore pipeline right-of-way slope failures that may arise in the ordinary course of business in the Utica and Marcellus shale region. Slope restoration expenditures are typically capital in nature. As of March 31, 2021 and December 31, 2020, DT Midstream had accrued contingent liabilities of $22 million and $23 million, respectively, for future slope restoration expenditures. DT Midstream believes the accrued amounts are sufficient to cover estimated future expenditures.

Notes to Consolidated Financial Statements (Unaudited)—(Continued)

COVID-19 Pandemic

DT Midstream is actively monitoring the impact of the COVID-19 pandemic on supply chains, markets, counterparties, and customers, and any related impacts on operating costs, customer demand, and recoverability of assets that could materially impact DT Midstream’s financial results.

There have been no material adjustments or reserves deemed necessary to the financial statements as of March 31, 2021 as a result of COVID-19. DT Midstream cannot predict the future impacts of the COVID-19 pandemic on the Consolidated Financial Statements, as developments involving COVID-19 and its related effects on economic and operating conditions remain highly uncertain.

7.	Segment and Related Information

DT Midstream sets strategic goals, allocates resources, and evaluates performance based on the following structure:

Pipeline and Other segment owns and operates interstate and intrastate natural gas pipelines, storage systems, and natural gas gathering lateral pipelines. The segment also has interests in equity method investees that own and operate interstate natural gas pipelines. It is engaged in the transportation and storage of natural gas for intermediate and end user customers.

Gathering segment owns and operates gas gathering systems. It is engaged in collecting natural gas from points at or near customers’ wells for delivery to plants for processing, to gathering pipelines for further gathering, or to pipelines for transportation, as well as associated ancillary services, including water impoundment, water storage, water transportation and sand mining.

Inter-segment billing for goods and services exchanged between segments is based upon contracted or market-based prices of the provider. Inter-segment billings were not significant for the three months ended March 31, 2021 and 2020.

Financial data of DT Midstream’s business segments follows:

	Three months ended March 31,
	2021	2020

	(In millions)
Operating revenues:
Pipeline and other	$75	$56
Gathering	122	113

Total	$197	$169

	Three months ended March 31,
	2021	2020

	(In millions)
Net Income attributable to DT Midstream by Segment:
Pipeline and other	$42	$35
Gathering	36	36

Total	$78	$71